Form 20-F
period 2002-12-31
HEMOSOL INC
filed 2003-06-30
CIK 1132907

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM __________ TO __________

                        COMMISSION FILE NUMBER 000-31102

                                  HEMOSOL INC.
                                  ------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 ONTARIO, CANADA
                                 ---------------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

           2585 MEADOWPINE BLVD., MISSISSAUGA, ONTARIO, CANADA L5N 8H9
           -----------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

   TITLE OF EACH CLASS              NAME OF EACH EXCHANGE ON WHICH REGISTERED
   -------------------              -----------------------------------------
          NONE                                          NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                  COMMON SHARES
                                  --------------
                                 (TITLE OF CLASS)

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:

                                      NONE
                                      ----
                                (TITLE OF CLASS)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                                   46,103,784

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                [X] Yes  [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                       [X] Item 17  [ ] Item 18

                                  INTRODUCTION

                  Hemosol Inc. is an integrated biopharmaceutical company focused on the development of a portfolio of products based on human hemoglobin. Our immediate focus is on the development and successful commercialization of Hemolink(TM)(hemoglobin raffimer). We were incorporated in July 1985 under the Business Corporations Act (Ontario).

                  AS DISCUSSED FURTHER IN ITEM 4, OUR ABILITY TO CONTINUE AS A GOING CONCERN IS DEPENDENT UPON OUR ABILITY TO SECURE ADDITIONAL FINANCING IN ORDER TO BE ABLE TO CONTINUE OUR DEVELOPMENT ACTIVITIES AND SUCCESSFULLY BRING OUR PRODUCTS TO MARKET. ON MARCH 13, 2003, BASED ON THE RECOMMENDATION OF OUR DATA SAFETY MONITORING BOARD, WE ELECTED TO REVIEW SAFETY DATA PRIOR TO CONTINUING ENROLLMENT IN OUR CARDIAC TRIAL. THIS TRIAL INVOLVES THE USE OF HEMOLINK IN PATIENTS UNDERGOING CARDIAC BYPASS GRAFTING SURGERY. THE DATA SAFETY MONITORING BOARD'S RECOMMENDATION IS BASED ON AN OBSERVATION OF AN IMBALANCE IN THE INCIDENCE OF CERTAIN ADVERSE EVENTS BETWEEN THE HEMOLINK AND CONTROL GROUPS REFLECTIVE OF MYOCARDIAL INFARCTIONS. ALTHOUGH THE DATA SAFETY MONITORING BOARD HAD RECENTLY CLEARED THE TRIAL TO CONTINUE FOLLOWING THE THIRD AND FINAL INTERIM SAFETY REVIEW, THEIR ONGOING REVIEW OF DATA INDICATES THAT THERE MAY BE THE POTENTIAL FOR AN INCREASE IN CERTAIN CARDIAC ADVERSE EVENTS IN THE HEMOLINK GROUP. THIS OBSERVATION FROM THE CARDIAC TRIAL INTERIM DATA MAY BE DUE TO ANY NUMBER OF REASONS INCLUDING VARIABLES IN THE PATIENT POPULATION. AS A PRECAUTION, WE HAVE ALSO VOLUNTARILY SUSPENDED ENROLLMENT IN OUR PHASE II CLINICAL STUDY INVOLVING THE USE OF HEMOLINK IN PATIENTS UNDERGOING ORTHOPEDIC SURGERY.

                  CURRENTLY, WE ARE IN NEGOTIATIONS WITH STRATEGIC INVESTORS AND FINANCIAL INSTITUTIONS TO OBTAIN ADDITIONAL FINANCING IN SEVERAL DIFFERENT FORMS. HOWEVER, THE SUCCESSFUL CONCLUSION OF THESE TRANSACTIONS CANNOT BE PREDICTED AT THIS TIME. SHOULD THESE EFFORTS BE UNSUCCESSFUL, THERE WILL BE SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

                  We urge you to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate," and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in Item 3.D. "Key Information-Risk Factors" and elsewhere in this annual report. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  As used in this annual report, the terms "we," "us," "our," "the Company," "our Company" and "Hemosol" mean Hemosol Inc. and its subsidiaries, unless otherwise indicated.

                  Unless otherwise indicated, all dollar amounts referred to in this annual report, including the symbol "$", refer to Canadian dollars.

                                TABLE OF CONTENTS

                                                                                                                  PAGE
                                                                                                                  ----
ITEM 1.           Identity of Directors, Senior Management and Advisors......................................       1

ITEM 2.           Offer Statistics and Expected Timetable....................................................       1

ITEM 3.           Key Information............................................................................       1

ITEM 4.           Information on the Company.................................................................      10

ITEM 5.           Operating and Financial Review and Prospects...............................................      38

ITEM 6.           Directors, Senior Management and Employees.................................................      49

ITEM 7.           Major Shareholders and Related Party Transactions..........................................      66

ITEM 8.           Financial Information......................................................................      67

ITEM 9.           The Offer and Listing......................................................................      68

ITEM 10.          Additional Information.....................................................................      70

ITEM 11.          Quantitative and Qualitative Disclosures about Market Risk.................................      81

ITEM 12.          Description of Securities other than Equity Securities.....................................      81

ITEM 13.          Defaults, Dividend Arrearages and Delinquencies............................................      81

ITEM 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds ..............      81

ITEM 15.          Controls and Procedures....................................................................      82

ITEM 16.          [Reserved].................................................................................      82

ITEM 17.          Financial Statements.......................................................................      82

ITEM 18.          Financial Statements.......................................................................      82

ITEM 19.          Exhibits...................................................................................      82

PART I.

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

                  Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

                  Not applicable.

ITEM 3.           KEY INFORMATION

         A.       SELECTED FINANCIAL DATA.

                  You should read the following selected financial data together with Item 5. of this annual report "Operating and Financial Review and Prospects", and our consolidated financial statements included elsewhere in this annual report.

                  We have derived the following selected financial data from our audited consolidated financial statements presented elsewhere in this annual report:

      -  consolidated balance sheet as at December 31, 2001 and 2002; and

      - consolidated statement of loss and deficit for the years ended December 31, 2000, 2001 and 2002.

                  We have derived the following selected financial data from our audited consolidated financial statements not included in this annual report:

      -  consolidated balance sheet as of December 31, 1998, 1999 and 2000; and

      - consolidated statement of loss and deficit for the years ended December 31, 1998 and 1999.

                  We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Canada, which differ in certain material respects from those applicable in the United States. See note 17 to our consolidated financial statements for a description of these material differences.

                                                                                    YEAR ENDED DECEMBER 31,
                                                                     1998        1999        2000        2001        2002
                                                                     ----        ----        ----        ----        ----
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT:
Revenues .......................................................   $      -    $  2,120    $      -    $      -    $      -
                                                                   --------    --------    --------    --------    --------
Operating expenses .............................................     17,202      24,480      30,668      42,449      47,179
                                                                   --------    --------    --------    --------    --------
Operating loss .................................................    (17,202)    (22,360)    (30,668)    (42,449)    (47,179)
Interest income, net ...........................................        373         582       3,069       3,488         842
Amortization of deferred charges ...............................          -           -           -        (360)     (1,587)
Write-off of deferred charges ..................................          -           -           -           -      (6,453)
Foreign currency translation gain(loss) ........................          -           -          29         970        (246)
                                                                   --------    --------    --------    --------    --------
Loss before income taxes .......................................    (16,829)    (21,778)    (27,570)    (38,351)    (54,623)
                                                                   --------    --------    --------    --------    --------
Provision for income taxes .....................................          -           -         (27)       (226)       (211)
                                                                   --------    --------    --------    --------    --------
Net loss .......................................................   $(16,829)   $(21,778)   $(27,597)   $(38,577)   $(54,834)
                                                                   ========    ========    ========    ========    ========
Basic and diluted net loss per common share ....................   $  (1.07)   $  (1.02)   $  (0.88)   $  (0.98)   $  (1.23)
                                                                   ========    ========    ========    ========    ========
Weighted average number of common shares used in computing
  basic and diluted net loss per common share (rounded to
  nearest thousand) ............................................     15,707      21,467      31,467      39,215      44,514

                                                            AS OF DECEMBER 31,
                                         1998         1999         2000         2001         2002
                                         ----         ----         ----         ----         ----
                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Total current assets ..............   $   3,559    $  10,156    $  44,629    $  74,724    $  26,533
Total assets ......................       7,835       14,497       70,428      144,417      124,312
Share capital .....................      85,900      113,789      192,923      306,135      336,289
Deficit ...........................     (80,478)    (104,174)    (136,388)    (183,858)    (240,761)
Net assets ........................       5,422        9,615       65,070      130,812      104,063

Operating results that would differ under US GAAP are as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                    1998        1999        2000        2001        2002
                                                    ----        ----        ----        ----        ----
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT (US
GAAP):
Revenues ......................................   $    768    $  2,888    $      -    $      -    $      -
Operating expenses ............................     17,249      24,695      30,389      41,505      46,967
Net loss and comprehensive loss ...............   $(16,014)   $(20,795)   $(27,876)   $(39,521)   $(55,046)
Net loss per share ............................      (1.02)      (0.97)      (0.89)      (1.01)      (1.24)
Weighted average number of common shares
  outstanding, (rounded to the nearest
  thousand share) .............................     15,707      21,467      31,452      39,168      44,514

Financial positions and shareholders' equity that would differ under US GAAP are as follows:

                                                             AS OF DECEMBER 31,
                                         1998         1999         2000         2001         2002
                                         ----         ----         ----         ----         ----
                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA (US
  GAAP):
Total current assets ..............   $   3,559    $  10,049    $  44,290    $  74,342    $  26,533
Total assets ......................       6,879       13,649       69,069      142,071      122,136
Share capital .....................      80,871      106,735      181,020      285,296      313,763
Deficit ...........................     (76,405)     (97,968)    (125,844)    (165,365)    (220,411)
Net assets ........................       4,466        8,767       63,711      128,466      101,887

                  On June 26, 2003, the noon buying rate quoted by the Federal Reserve Bank of New York was 1.3542 Canadian dollars per one U.S. dollar. The following table sets forth, for the months indicated below, the highest and lowest noon buying rate quoted by the Federal Reserve Bank of New York during each month. These rates are set forth as Canadian dollars per one U.S. dollar.

            MONTH                       HIGH       LOW
            -----                       ----       ---
May 2003 ..........................   $ 1.4221   $ 1.3446
April 2003 ........................   $ 1.4843   $ 1.4336
March 2003 ........................   $ 1.4905   $ 1.4659
February 2003 .....................   $ 1.5315   $ 1.4880
January 2003 ......................   $ 1.5750   $ 1.5220
December 2002 .....................   $ 1.5800   $ 1.5478

                  The following table sets forth the average Canadian dollar/U.S. dollar exchange rate for the periods indicated below. The average exchange rate reflected in this table is the average of the exchange rates as of the last day of each month during the applicable period.

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------
                                                1998      1999      2000      2001      2002
                                                ----      ----      ----      ----      ----
Average exchange rate during period.......    $1.4897   $1.4824   $1.4870   $1.5519   $1.5702

         B.       CAPITALIZATION AND INDEBTEDNESS.

                  Not applicable.

         C.       REASONS FOR THE OFFER AND USE OF PROCEEDS.

                  Not applicable.

         D.       RISK FACTORS.

                  Our products are in development and have not yet been marketed commercially. Our business entails significant risks, including the costs and time to obtain required regulatory approvals, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of our products, competition from other biopharmaceutical companies and the following:

OUR ABILITY TO CONTINUE AS A GOING CONCERN IS DEPENDENT UPON OUR ABILITY TO SECURE ADDITIONAL FINANCING.

                  As discussed further in Item 4, our ability to continue as a going concern is dependent upon our ability to secure additional financing in order to be able to continue our development activities and successfully bring our products to market. On March 13, 2003, based on the recommendation of our Data Safety Monitoring Board, we elected to review safety data prior to continuing enrollment in our cardiac trial. This trial involves the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The Data Safety Monitoring Board's recommendation is based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups reflective of myocardial infarctions. Although the Data Safety Monitoring Board had recently cleared the trial to continue following the third and final interim safety review, their ongoing review of data indicates that there may be the potential for an increase in certain cardiac adverse events in the HEMOLINK group. This observation from the cardiac trial interim data may be due to any number of reasons including variables in the patient population. As a precaution, we have also voluntarily suspended enrollment in our Phase II clinical study involving the use of HEMOLINK in patients undergoing orthopedic surgery. In June 2003 we completed an internal review which confirmed the observations of the Data Safety Monitoring Board of an imbalance of certain adverse events reflective of myocardial infarctions between the HEMOLINK and control groups and we elected to terminate the study early in order to conduct a full safety analysis.

                  Currently, we are in negotiations with strategic investors and financial institutions to obtain additional financing in several different forms. However, the successful conclusion of these transactions cannot be predicted at this time. Should these efforts be unsuccessful, there will be substantial doubt about our ability to continue as a going concern.

WE MUST OBTAIN REGULATORY APPROVALS TO COMMERCIALIZE HEMOLINK. FAILURE TO OBTAIN THESE APPROVALS OR ANY SIGNIFICANT DELAY IN OBTAINING THESE APPROVALS WOULD HARM OUR BUSINESS.

                  In the near term, our success will depend on our ability to commercialize HEMOLINK. However, our ability to commercialize HEMOLINK is subject to the regulatory applications that have been submitted in Canada, the United States and the United Kingdom. We intend to market HEMOLINK in the United States, Europe and other international markets and will require separate regulatory approval from each jurisdiction. If we do not receive the appropriate regulatory approvals, we will not be able to market or sell HEMOLINK, and our business will be adversely affected. Regulatory authorities also require separate approval for each additional proposed indication for the use of HEMOLINK. We cannot guarantee that the regulatory authorities will approve HEMOLINK for each indication proposed.

WE HAVE LIMITED MANUFACTURING CAPABILITIES, WHICH COULD ADVERSELY IMPACT OUR ABILITY TO COMMERCIALIZE HEMOLINK.

                  To date, we have carried out our production activities only on research and pilot scales. In order to commercialize HEMOLINK successfully, we must be able to manufacture HEMOLINK in commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner.

                  In an effort to significantly shorten the time to profitable commercialization, we have built a facility in Mississauga, Ontario, with an annual capacity of 300,000 units of HEMOLINK, in anticipation of regulatory approvals. This facility can be expanded at added cost to produce in excess of 600,000 units annually. Our profitability will be affected if we are unable to achieve sufficient capacity and timely completion and validation of the new facility. The facility will also have to be approved by regulators in the various jurisdictions in which we seek marketing approval for HEMOLINK.

OUR PRODUCTS ARE IN VARIOUS STAGES OF DEVELOPMENT AND HAVE NOT YET BEEN PRODUCED OR MARKETED COMMERCIALLY, MAKING IT DIFFICULT TO EVALUATE OUR BUSINESS.

                  Our operations to date have consisted primarily of developing and testing our products. We have no operating history upon which to evaluate our business and prospects. To succeed, we must develop our products commercially, including obtaining appropriate regulatory approvals and selling adequate quantities of our products at a high enough price to generate a profit.

WE WILL BE DEPENDENT ON HEMOLINK FOR REVENUE FOR THE FORESEEABLE FUTURE. IF OUR ASSUMPTIONS REGARDING THE APPLICATIONS AND MARKETS FOR HEMOLINK ARE INCORRECT, WE MAY NOT BECOME PROFITABLE.

                  We will be highly dependent on HEMOLINK sales because we anticipate that HEMOLINK will account for substantially all of our revenue for the foreseeable future. To date, the size of the market for hemoglobin-based products, such as HEMOLINK, has been described primarily in terms related to the estimated number of red blood cell units utilized in blood transfusions and the potential for some portion to be replaced with such products. In addition, we expect several entirely new markets to emerge for clinical indications in which red blood cells are not currently used. If our assumptions and expectations concerning applications for HEMOLINK and our markets are incorrect, we may not be able to successfully commercialize HEMOLINK and may not become profitable.

OUR PROJECTIONS MAY NOT BEAR OUT AS WE EXPECT.

                  Our expectations regarding the success of HEMOLINK and our business are based on projections which may not bear out as expected. In press releases and other public documents, we have forecast the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing capacity and marketing infrastructure sufficient to commercialize HEMOLINK. We cannot assure you that clinical trials involving HEMOLINK will be successfully completed, that we will make regulatory submissions or receive regulatory approvals as forecasted or that we will be able to adhere to our current schedule for product launch.

IF WE DO NOT RAISE ADDITIONAL FUNDS, WE MAY NOT BE ABLE TO COMMERCIALIZE HEMOLINK AND OUR ABILITY TO CONTINUE AS A GOING CONCERN WILL BE IN SUBSTANTIAL DOUBT.

                  We require substantial working capital to properly develop, manufacture and sell our products. We believe that, following the proactive steps taken in April, 2003 to reduce cash burn (see Item 4.A. "Information on the Company-History and Development of the Company-Recent Developments."), our current cash resources, together with the proceeds of our revised credit facility (see Item 4.B. "Information on the Company-Business Overview-Credit Facility"), will be sufficient to fund our anticipated operating and capital expenditures through the end of December 2003, at which point we will require additional financing. Our planned cash requirements may vary materially in response to a number of factors, including:

      -  the analysis of safety data related to the HLK 213 clinical trial;

      -  research and development and clinical trial results generally;

      -  delays in start-up of our new manufacturing facility;

      -  changes in any aspect of the regulatory process; and

      - delays in obtaining regulatory approval for HEMOLINK and for the Mississauga facility.

                  Our capital-raising efforts could involve the issuance and sale of additional common shares and/or the sale of some of our assets. We may not be able to raise any debt or equity financing if and when it is needed. If any financing we may require in the future is not available, our ability to continue as a going concern will be in substantial doubt.

WE HAVE NOT COMPLETED THE CLINICAL TRIALS NECESSARY TO PROVE THE SAFETY AND EFFICIENCY OF ANY OF OUR PRODUCTS.

                  In order to seek regulatory approval for the marketing and sale of our products, we must first successfully complete both pre-clinical studies and clinical trials. These studies and trials must demonstrate that the products are safe and effective for the clinical use for which approval is sought. In April 2003, following the receipt by us of information from our Data & Safety Monitoring Board, or DSMB, for the Phase II CABG study (HLK 213), we elected to close enrolment of the study at 152 patients, slightly lower than the originally planned enrolment of 180 patients. Enrolment was suspended in the trial following the DSMB's observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups reflective of myocardial infarctions. As a precaution we also voluntarily suspended enrolment in our Phase II clinical study involving the use of HEMOLINK in patients undergoing high blood loss orthopedic surgery.

                  We are developing other hemoglobin-based oxygen carriers in addition to HEMOLINK, as well as hemoglobin-based drug delivery technology and cell expansion technology for alternative sources of hemoglobin - all of which are in pre-clinical studies. We have been cleared to conduct a Phase I clinical trial in Canada for cell and immune therapy application for our cell expansion technology.

EVEN IF WE OBTAIN REGULATORY APPROVALS TO MARKET HEMOLINK, WE WILL BE SUBJECT TO STRINGENT, ONGOING GOVERNMENT REGULATION AND PLANT INSPECTIONS, WHICH COULD CAUSE UNEXPECTED DELAYS IN THE MANUFACTURE, MARKETING AND SALE OF HEMOLINK.

                  Even if regulatory authorities approve HEMOLINK, its manufacture, marketing and sale will be subject to ongoing regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice regulations in Canada and other jurisdictions. Any enforcement action resulting from our failure to comply with these requirements could adversely affect the manufacture and marketing of HEMOLINK. In addition, regulatory authorities could withdraw a previously approved product from the market upon receipt of newly discovered information and/or require additional, and potentially expensive, studies in areas outside existing approved indications. Adverse results from, or unanticipated delays in, clinical trials or failure to receive the appropriate regulatory approvals could adversely impact our business. Unanticipated changes in existing regulations or the adoption of new regulations could adversely affect the manufacture and marketing of our products. Ongoing government regulation and plant inspections could cause unexpected delays and adversely impact our business. Failure to comply with applicable regulatory requirements may also result in criminal prosecution, civil penalties, recall or seizure of products, or partial or total suspension of production.

WE MAY NOT BE ABLE TO MARKET OR DISTRIBUTE HEMOLINK EFFECTIVELY.

                  Our success will also depend on our ability to market and distribute HEMOLINK effectively. However, we do not yet have in place the sales force and other distribution arrangements we will need to market HEMOLINK effectively, and we have no experience in commercial sales. In addition, HEMOLINK's commercial success will depend on its acceptance by the medical community and third-party medical insurers as clinically useful, cost-effective and safe.

OUR FAILURE TO RETAIN AND ATTRACT PERSONNEL COULD HARM OUR BUSINESS, OPERATIONS AND PRODUCT DEVELOPMENT EFFORTS.

                  Our products require sophisticated management, research and development, marketing and sales, regulatory and clinical development personnel. Our success depends on our ability to attract, train and retain such personnel. The market for the highly trained personnel we require is very competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. If we fail to attract and retain qualified personnel, our business operations and product development efforts will suffer. In addition, following the provision of notice to substantially all our employees (see Item 4.A. "Information on the Company-History and Development of the Company-Recent Developments."), our ability to resume our clinical trials for HEMOLINK will require the services of employees who may no longer be available or would be difficult to replace in a commercially reasonable time-frame or at competitive compensation rates.

OUR INTELLECTUAL PROPERTY RIGHTS MAY NOT PROVIDE MEANINGFUL COMMERCIAL PROTECTION FOR OUR PRODUCTS. THIS COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY, OR VERY SIMILAR TECHNOLOGY, AND COULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

                  We rely on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with us using the same or similar technology. However, these laws afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage we may have. Our patents may be challenged, invalidated or designed around by third parties. Our patent applications may not issue as patents in a form that will be advantageous to us, or at all. If our intellectual property does not prove to have sufficient protection against competition, our competitors could compete more directly with us. Moreover, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology.

OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING THE PROPRIETARY RIGHTS OF OTHERS.

                  Third parties may claim that our products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved. Our competitors or others may assert that our products and the methods we employ may be covered by patents held by them.

                  In addition, because patent applications can take many years to issue, there may be currently pending applications of which we are unaware, which may later result in issued patents which our products infringe. There could also be existing patents of which we are not aware that our products may infringe. As we commercialize HEMOLINK and as competitors commercialize other hemoglobin replacement products in the future, the possibility of patent infringement claims against us may increase.

                  If we lose a patent infringement lawsuit, we could be required to pay substantial monetary damages. Moreover, we could be prevented from selling our products unless we can obtain a license to use technology or ideas covered by any such patent or are able to redesign our products to avoid infringement. A license may not be available at all or on terms acceptable to us, or we may not be able to redesign our products to avoid any infringement. Modification of our products or development of new products could require us to conduct additional clinical trials and to revise our filings with health regulatory agencies, which could be time-consuming and expensive. We will be materially harmed if we are unable to successfully defend any infringement litigation relating to these patents or are unable to obtain any required license or sublicense to these patents. In addition, the costs and time commitments involved in litigation could harm our business.

WE MAY BE UNABLE TO DEVELOP AND MAINTAIN ADEQUATE SOURCES OF HEMOGLOBIN TO MEET DEMAND FOR HEMOLINK.

                  Although we expect to be able to purchase sufficient quantities of human red blood cells to support the early stages of HEMOLINK's commercialization, we may need to develop other sources of hemoglobin if this source of supply is disrupted or if the market demand for HEMOLINK is greater than anticipated. We are advancing proprietary cell expansion technology for the purpose of developing an additional or alternative supply of hemoglobin from cells grown outside the body. However, our cell expansion technology is still in the early stages of development.

                  We utilize a number of other raw materials and components that are currently provided by sole sourced suppliers. We will need to identify and qualify alternative backup sources for these components and/or identify other actions to ensure continuous supply of key materials.

OUR PROFITABILITY WILL BE AFFECTED IF WE EXPERIENCE PRODUCT LIABILITY CLAIMS IN EXCESS OF OUR INSURANCE COVERAGE.

                  The testing and marketing of medical products, even after regulatory approval, has an inherent risk of product liability. We maintain product liability insurance coverage in the total amount of $20 million relating to Phase I, II, and III clinical trials. We intend to obtain more extensive coverage as the development of our products progresses. Our profitability would be adversely affected by a successful product liability claim in excess of our insurance coverage. We cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.

THE HEMOGLOBIN WE OBTAIN FOR OUR PRODUCTS COULD CONTAIN INFECTIOUS AGENTS.

                  Any product derived from human blood, notwithstanding the rigorous testing procedures now used for the selection of donor blood, can conceivably carry infectious agents, known or as yet unknown, that were present in the source blood. In the manufacture of HEMOLINK, the procedure by which the hemoglobin is purified includes a sequence of validated steps to remove or inactivate viral and other potentially infectious material. While we are confident that our process has achieved the highest standard of purity, there is a theoretical and remote risk that an infectious agent could remain in the product or resist these stringent procedures. If the red blood cells we obtain contain infectious agents, it could result in a loss of, or a delay in, the commercialization of HEMOLINK. Such defects could cause adverse publicity, damage our reputation and impair our ability to market our products. In addition, we may be subject to significant liability claims.

IF WE ARE UNABLE TO DEVELOP NEW PRODUCTS TO KEEP PACE WITH TECHNOLOGICAL DEVELOPMENTS IN THE BIOMEDICAL FIELD, OUR REVENUES MAY BE ADVERSELY AFFECTED.

                  The biomedical field, which is the market for our products, is characterized by rapid technological change, new and improved product introductions, changes in regulatory requirements and evolving industry standards.

                  Although we are currently developing a new series of products based on research and development activities conducted to date, we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recoup the research and development and other expenses incurred to develop and test new products.

WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES.

                  We have had losses from operations for each fiscal year since our inception. We expect to continue to incur losses from operations until we are able to commercialize HEMOLINK. We expect net cash outflows and operating and net losses to increase for the near term. If our products under development are not commercially viable, we may never achieve profitability. Even if we achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

ITEM 4.           INFORMATION ON THE COMPANY

         A.       HISTORY AND DEVELOPMENT OF THE COMPANY.

                  We were incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated July 11, 1985. We are a reporting issuer under the securities laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, and our common shares are listed on The Toronto Stock Exchange under the symbol "HML" and on the Nasdaq National Market under the symbol "HMSL.".

                  Our registered and principal office is located at 2585 Meadowpine Blvd., Mississauga, Ontario Canada, L5N 8H9. Our telephone number is 905-286-6200. In July 2000, we opened a U.S. office in Parsippany, New Jersey. The name and address of our agent for service of process in the United States is Hemosol (USA) Inc., 8 Wood Hollow Road, Suite 301, Parsippany, New Jersey, 07054.

                  We are an integrated biopharmaceutical company focused on the development of a portfolio of products based on human hemoglobin. As a near-term commercial stage company, our immediate focus is the development and successful commercialization of HEMOLINK, a highly purified, human-derived oxygen therapeutic product (historically termed a blood substitute). HEMOLINK is designed to sustain life by delivering oxygen immediately, effectively, and safely, resulting in improved patient outcomes and to eliminate the need for donor red blood cell transfusions in patients suffering from acute anemia. HEMOLINK is being evaluated for use in cardiac surgery, high blood loss orthopedic surgery and life threatening acute anemia in patients who cannot or will not accept red blood cell transfusions.

                  HEMOLINK is created through a series of purification processes which separate the hemoglobin from red blood cells, referred to as RBCs, reducing the risk of viral contamination compared to a unit of donor RBCs. The highly purified hemoglobin is then chemically modified using a proprietary process called "cross-linking". The o-raffinose cross-linker creates stable links within, and between, the hemoglobin molecules. This carefully crafted configuration allows for efficient oxygen delivery, prolonged circulation time and extended shelf-life. The initial technology relating to cross-linking evolved from basic scientific research at the Canadian Department of National Defence in the early 1980s. This technology has been exclusively licensed to us. We believe we have achieved significant progress toward developing a commercially viable oxygen-therapeutic product.

                  In general, the development of our products commences with discovery research followed by pre-clinical studies. Following the generation of data in pre-clinical studies, applications are made to regulatory authorities to conduct clinical trials. See Item 4.B. "Information on the Company-Business Overview-Clinical Trials." Clinical trials normally are conducted in three sequential phases: Phase I clinical trials are initial studies in humans, using small doses and a limited number of healthy volunteers, to assess the safety of a product. Upon successful completion of Phase I clinical trials, Phase II clinical trials are conducted in human patients to further assess the safety and also the efficacy of a product. Upon successful completion of Phase II clinical trials, Phase III clinical trials are conducted. Phase III clinical trials are comprehensive studies in human patients to assess the safety, efficacy and drug interactions of a product. In order to seek approval to market a product in the U.S. and Canada, after the satisfactory completion of the clinical trial process, a Biologics License Application will be submitted to the FDA's Centre for Biologics Evaluation and Research and a New Drug Submission will be submitted to Health Canada's Biologics and Genetic Therapies Directorate. See
Item 4.B. "Information on the Company-Business Overview-Regulatory Matters." Following review of the license applications, the manufacturing and testing facilities will undergo on-site inspections and, if everything is deemed satisfactory, a marketing license will be issued.

                  We have completed a pivotal Phase III clinical trial of HEMOLINK in Canada and the U.K. Based on the results of this trial, we sought regulatory approval to market HEMOLINK in Canada for use in scheduled surgery, such as coronary artery bypass grafting, or CABG, and were granted priority review status. However, we were advised in March 2002 that there was insufficient data to license HEMOLINK by Health Canada for marketing in Canada. We are also seeking regulatory approval in the U.K. Provided such approval is obtained, we intend to follow the Mutual Recognition Procedure registration route for HEMOLINK in the rest of Europe. We are currently conducting two Phase II clinical trials in the U.S. for use of HEMOLINK in primary CABG surgery and high blood loss orthopedic surgery. Upon completion of these two trials, we planned to review the data with the U.S. Food and Drug Administration, or FDA, and design a third trial that is expected to be pivotal for U.S. registration.

                  In March 2003, following the receipt of information from the Data & Safety Monitoring Board, or DSMB, for the Phase II clinical trial for the use of HEMOLINK in primary CABG surgery, we elected to halt enrolment of patients in the trial pending a review of safety data. The DSMB's comments were based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups, which we confirmed on June 11, 2003 were reflective of myocardial infarctions. As a precaution, we have also voluntarily suspended enrolment in our Phase II clinical trial involving the use of HEMOLINK in patients undergoing high blood loss orthopedic surgery. Once we have completed a full review of the safety data from the Phase II CABG study, further discussions with the relevant regulatory agencies will be required prior to re-starting either of the Phase II trials for the use of HEMOLINK in CABG or high blood loss orthopedic surgery.

                  A pivotal Phase III trial in Canada and the U.K. was completed for HEMOLINK in March 2000, and a regulatory submission for Canada was filed in July 2000. A regulatory submission for the U.K. was filed in February 2001. To support initial sales, the production capabilities of our Skyway manufacturing facility were scaled up to achieve an annual rate of 25,000 units and commercial good manufacturing practice licensing, see Item 4.D. "Information on the Company-Property, Plants and Equipment". To support future expansion and initial sales in the key U.S. market, we also completed a new commercial manufacturing facility with an initial expected capacity of 300,000 units per year. Although we believe that we have achieved significant progress toward developing HEMOLINK as a commercially viable oxygen therapeutic, no assurance can be given that the remaining Phase III clinical trials for HEMOLINK will be successfully completed, that the suspended Phase II clinical trials for HEMOLINK will be re-started, that HEMOLINK will receive all necessary regulatory approvals and that HEMOLINK will be successfully introduced into the market. See Item 3.D. "Key Information-Risk Factors."

                  Some of our other products are at earlier stages of development. No assurance can be given that such products will receive approvals to undergo clinical trials, that clinical trials will be successfully completed in respect of such products, that such products will receive all necessary regulatory approvals and that such products will be successfully introduced into the market. See Item 3.D. "Key Information-Risk Factors."

CLINICAL HIGHLIGHTS

                  We have achieved significant progress in our clinical trial activity in Canada, the U.S. and the U.K. See Item 4.B. "Information on the Company-Business Overview-Clinical Trials" below.

                  We have two Phase II clinical trials in the U.S., one in primary CABG surgery and a second in high blood loss orthopedic surgery. In addition, we are in the process of initiating a Phase II clinical trial in a high-dose application in life threatening blood loss and have been cleared to conduct a study in chemotherapy-induced anemia. As noted above, as of March 2003, none of these trials are actively enrolling new patients pending the completion of a safety review prompted by the recommendation of the DSMB for the Phase II clinical trial for the use of HEMOLINK in primary CABG surgery. A historical summary of our clinical trial activity is set out below:

      - In February 1995, the Health Protection Branch of Health Canada approved the initiation of the Phase I clinical trial for HEMOLINK in Canada. The initial Phase I clinical trial was completed in October 1995. As a result of Phase I clinical trial findings, we undertook to evaluate the modification of certain aspects of HEMOLINK to improve product shelf-life and determine the cause and control of gastro-intestinal effects seen at higher dose levels in the Phase I clinical trials.

      - In February 1997, we received clearance from the Health Protection Branch of Health Canada to begin Phase II clinical trials in Canada for HEMOLINK. Originally, this trial was restricted to patients under 65 years of age who were undergoing hip replacement surgery. During 1997, we obtained regulatory approval to increase the number of trial sites, to use HEMOLINK in both hip and knee replacement surgery and to increase the age of the patient population to 75 years. This trial was successfully completed in June 1998 and involved a total of 16 patients who underwent either primary hip or knee replacement surgery. There were no clinically limiting side effects observed throughout this trial. None of the 12 patients who received HEMOLINK required donated (allogeneic) blood.

      - In 1997, we obtained approval from the Health Protection Branch of Health Canada to start an additional Phase II clinical trial in Canada for HEMOLINK in patients with chronic anemia associated with kidney failure. In April 1998, we received clearance from the FDA to enroll U.S. patients in the ongoing study. In November 1998, the enrolment target of 29 patients was achieved. There were no clinically limiting side effects observed throughout this trial.

      - In April 1998, we received approval from the British Medicines Control Agency to undertake a Phase II clinical trial in the U.K. using HEMOLINK as an alternative to blood transfusion in patients undergoing orthopedic surgery. This trial was successfully completed in October 1998 and involved a total of 18 patients who underwent either hip or knee replacement surgery. We gained approval in the U.K. to amend the trial to include higher doses over extended periods of time as well as include other orthopedic surgeries such as spinal surgery. The amended trial protocol was submitted for approval by the FDA in January 1999. The trial, totaling 40 patients, is now complete and was conducted in the U.K. and the U.S. There were no clinically limiting side effects observed throughout the trial.

      - In June 1998, we received approval from the Health Protection Branch of Health Canada to start a Phase II clinical trial for HEMOLINK in patients undergoing CABG surgery. This was followed by approval in July 1998 by the Medicines Control Agency in the U.K. This trial was completed in March 1999 with no clinically limiting side effects observed throughout this trial. Ninety percent of the HEMOLINK patients avoided allergenic blood compared with 53% of the control patients, statistically a significant result. These preliminary efficacy findings aided in the design and choice of the dose used in the Phase III clinical program. In August 1998, we received clearance from the FDA to undertake a Phase II clinical trial in the U.S. in patients undergoing CABG surgery. This trial was completed in December 1999 and demonstrated HEMOLINK was safe in this patient population and there were no clinically limiting side effects observed.

      - In February 1999, we filed Investigational New Drug applications with Canadian, U.S. and U.K. regulatory authorities for Phase III clinical trials for HEMOLINK in patients undergoing CABG surgery. We were cleared in the U.K. in March 1999, and in Canada in April 1999 to commence a Phase III clinical trial for HEMOLINK. This trial was completed in Canada and the U.K. and safety and efficacy data was reported in the second quarter of 2000 A U.S. Phase III CABG trial was started in the fourth quarter of 2000.

      - On August 13, 2001 we received verbal notification from the FDA of changes that the FDA wanted made to its Phase III clinical trial protocol for HEMOLINK to strengthen the efficacy analysis for inclusion in a Biologic License Application. As a result of these discussions with the FDA, we suspended this trial in order to develop and undertake a more comprehensive Phase II trial that would, in turn, more effectively ground the resumption of a Phase III clinical trial protocol for HEMOLINK.

      - On November 21, 2001, we received approval from the FDA to begin the aforementioned more comprehensive Phase II clinical trial with HEMOLINK (HLK 213), in primary CABG surgery. This trial was planned to include 180 patients undergoing primary CABG surgery at approximately 40 centers in the U.S. and the U.K.

      - On January 31, 2002 the FDA notified us that we could proceed with our Phase II trial in "re-do" CABG surgery. This two-armed study planned to investigate the efficacy of HEMOLINK in approximately 140 patients at approximately 40 centers in the U.S.

      - On March 20, 2002 Health Canada advised us that our Canadian New Drug Submission, or NDS, for HEMOLINK had not been approved for marketing in Canada. Health Canada advised us that it will require additional data in a re-filed NDS. We continue to evaluate this situation and will determine our Canadian regulatory strategy once additional data is available.

      - On March 26, 2002 the FDA notified us that we were cleared to begin a Phase II clinical trial of HEMOLINK as a treatment for chemotherapy-induced anemia. The single-blind, dose-comparison study is designed to evaluate the safety and tolerability of a short course of HEMOLINK in 50 patients in the U.S. with lung or ovarian cancer who are being treated with erythropoietin for chemotherapy-induced anemia.

      - On April 10, 2002 Health Canada advised us that we could proceed in Canada with our Phase II trial in primary CABG surgery which is currently being conducted in the U.S. and the U.K. and the planned Phase II trial in "re-do" CABG surgery.

RECENT DEVELOPMENTS

                  In November 2002, we received clearance from the FDA to begin a Phase II clinical trial (HLK210) to assess the efficacy and safety of HEMOLINK in patients undergoing high blood loss orthopedic surgery. Based on prior discussions with the FDA, we expected that the primary CABG surgery trial, along with this new orthopedic surgery trial would form the basis for the initiation of our Phase III program, pivotal for approval to market HEMOLINK in the U.S. The completion of the ongoing "re-do" CABG surgery trial was not deemed necessary by the FDA in order to proceed to Phase III.

                  In January 2003, we announced that John Kennedy, at the time, our President and CEO, was undergoing outpatient cancer treatment while continuing his role and responsibilities within our company.

                  In February 2003, we received clearance to proceed with a trial to evaluate the safety and efficacy of HEMOLINK in patients with severe acute anemia (life threatening blood loss) for whom red cell transfusion is not a therapeutic option (patients cannot or will not accept red cell transfusion).

                  In April 2003, following the receipt by us of information from the DSMB for the Phase II CABG study (HLK 213), we elected to close enrolment of the study at 152 patients, slightly lower than the originally planned enrolment of 180 patients. Enrolment was suspended in the trial following the DSMB's observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. While the DSMB had cleared the trial to continue following the third and final interim safety review, the DSMB's ongoing review of data indicated the potential for an increase in certain cardiac adverse events in the HEMOLINK group. We believe that the DSMB's observation from the CABG trial interim data may be due to any number of reasons, including variables in the patient population. As a precaution, we also voluntarily suspended enrolment in our Phase II clinical study involving the use of HEMOLINK in patients undergoing high blood loss orthopedic surgery. Once we have completed a full review of the safety data from the Phase II CABG study, further discussions with the relevant regulatory agencies will be required prior to re-starting all Phase II studies and proceeding with the severe acute anemia trial.

                  In April 2003, we took additional proactive steps to manage our cash burn-rate and scale back all spending not related to the analysis of the HLK 213 data, by giving eight week working notice to substantially all of our employees. To preserve the greatest strategic flexibility in the circumstances, retention packages were provided to a core group of senior personnel. The expected cost of these severances and the retention program is estimated to be between $1.5 million and $2 million. During the data review period, we plan to continue a number of strategic initiatives that include ongoing discussions with potential partners, exploring merger and acquisition opportunities and the possible sale of certain assets.

                  In May 2003, we announced that we had reduced our monthly burn rate to $3 million and that we anticipated that our existing credit facility (See Item 4.B. "Information on the Company-Business Overview-Credit Facility") will provide sufficient cash resources to support ongoing operations into the latter half of 2003. As at February 2003, we had drawn down $10 million from the credit facility. In June 2003 we drew down an additional $3 million from the credit facility and we expect to draw down the remaining $7 million prior to the end of August 2003.

                  In May 2003, John Kennedy, at the time, our President and Chief Executive Officer, took a medical leave of absence for an indeterminate period of time and Lee Hartwell, our Chief Financial Officer, was appointed Interim Chief Executive Officer. Mr. Kennedy subsequently passed away on June 4, 2003.

                  In June 2003 we completed an internal review of data generated from our cardiac trial (HLK 213/304) for the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The review confirmed the observation made by our Data and Safety Monitoring Board of an imbalance in the incidence of certain adverse events reflective of myocardial infarctions between the HEMOLINK and control groups in the HLK 213 trial with a higher number occurring in the HEMOLINK group. We elected to terminate the study early in order to conduct a full safety analysis. As expected, limiting enrolment has decreased the planned statistical power of the study with respect to efficacy, and the study was unable to meet its primary objective to demonstrate efficacy in the total patient population. In June 2003, we announced that, as a result of cost reduction measures implemented in April 2003, our monthly cash burn rate had been reduced to approximately $1 million commencing in July 2003 and that we have sufficient cash resources to fund operations through the end of 2003.

                  We have initiated a comprehensive process aimed at completely understanding the data in the context of the observations made by the DSMB. Among the elements of this process is the engagement of an independent panel to review the safety data in order to assist us in identifying the cause of the imbalance. The independent safety review committee, which has already commenced its task, is comprised of experts in their respective fields of transfusion medicine, cardiology, anaesthesiology, cardiac surgery and biostatics. At the same time, our Scientific Advisory Board is undertaking its own evaluation; the Scientific Advisory Board will also consult with other leading experts during its review. Based on the findings of the independent safety review committee and the Scientific Advisory Board and further internal review of the data, we will determine all available courses of action to maximize shareholder value. Management and the board of directors are committed to rendering a decision as soon as possible based on the findings of the completed analyses.

FINANCING AND STRATEGIC HIGHLIGHTS

                  In January 2000, we sold our option to acquire 948,214 of our issued common shares from Fresenius A.G. for $8,533,926.

                  In January 2000, we completed a bought deal offering of 5,520,000 common shares at $8.35 per common share for gross proceeds of $46,092,000.

                  In April 2000, we completed a bought deal offering of 1,219,000 common shares at $19.00 per common share for gross proceeds of $23,161,000.

                  In October 2000, we entered into a memorandum of understanding with Dompe Farmaceutici S.p.A., an Italian pharmaceutical company, pursuant to which we agreed to negotiate exclusively with Dompe to form a strategic alliance for the promotion, marketing and sale of HEMOLINK in southern and eastern Europe. In November 2000, we issued 333,333 common shares for gross proceeds of $5 million in a private placement transaction with Dompe. In addition, Dompe was granted a 16-month option to purchase an additional 222,222 common shares at $22.50 per share. This option has since expired. See Item 4.B. "Information on the Company-Business Overview-Sales and Marketing."

                  In March 2001, we issued 8,050,000 common shares pursuant to a public offering in the United States and Canada at U.S.$8.78 per share for gross proceeds of U.S.$70,679,000.

                  In April 2002, we issued 4,900,000 units pursuant to a public offering in Canada at $4.50 per unit for gross proceeds of $22,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant entitled the holder to purchase one common share at a price of $5.50. The warrants expired on April 18, 2003.

                  We have built a new corporate headquarters and manufacturing facility in Mississauga, Ontario (the "Meadowpine facility"). We expect that the total cost of constructing, commissioning and validating this facility will be approximately $90 million, of which we had expended approximately $85.8 million as of December 31, 2002.

                  During our last three fiscal years, we have incurred significant capital expenditures to purchase manufacturing equipment for our pilot manufacturing facility, research and development equipment for our laboratories and computer and office equipment and to construct the Meadowpine Facility. Our capital expenditures for constructing the Meadowpine Facility amounted to approximately $12.7 million, $44.1 million and $28.9 million for the fiscal years ended December 31, 2000, 2001 and 2002, respectively. Our capital expenditures for equipment used in our research and development and pilot manufacturing facility amounted to approximately $2.3 million, $2.0 million and $1.5 million for the fiscal years ended December 31, 2000, 2001 and 2002, respectively. Our capital expenditures for patents and trademarks amounted to approximately $354,000, $1.0 million and $300,000 for the fiscal years ended December 31, 2000, 2001 and 2002, respectively.

                  We have incurred losses in every year since its inception, with a cumulative deficit of $241 million as at December 31, 2002.

         B.       BUSINESS OVERVIEW.

                  We are an integrated biopharmaceutical company developing innovative life sustaining therapies, used initially for the treatment of acute anemia. Our immediate focus is on the development and successful commercialization of HEMOLINK.

                  HEMOLINK is a highly purified human-derived oxygen therapeutic, designed to deliver oxygen immediately, effectively and safely to the body's tissues and organs. Potential benefits of HEMOLINK therapy include:

      -  immediate efficient oxygen delivery to vital organs and tissues;

      -  universal compatibility with all blood types;

      -  greater assurance of safety from viral and bacterial contamination;

      - a reduced risk of allergic or immune reaction compared to donor red blood cells; and

      - an extended shelf-life of approximately 30 months compared to 42 days for donor red blood cells.

                  We believe that these potential benefits will provide the medical community and the public with new ways to sustain life, and avoid the effects of acute anemia while avoiding or reducing patient exposure to donor blood.

      BACKGROUND

                  Hemoglobin is a protein found in red blood cells - the active carrier of oxygen from the lungs to the body's tissues. This delivery of oxygen is essential to sustain life. Anemia is a clinical condition experienced by individuals with low hemoglobin levels. Anemia results from the loss of circulating red blood cells and can be chronic (long-term) or acute (short-term). Acute anemia can either be of surgical origin, when blood is lost during surgery, or of medical origin, when normal red blood cell production is interrupted either by a disease or its treatment. Acute anemia is a serious clinical situation, particularly when the hemoglobin deficiency is profound or if the patient is medically compromised. Donor red blood cell transfusion is currently the only accessible treatment option to regain adequate oxygen delivery for most patients suffering from acute anemia.

                  Current transfusion practice with donor red blood cells is associated with several areas of concern and is subject to limitations. These include:

      - DIMINISHED OXYGEN DELIVERY CAPACITY OF DONOR RED BLOOD CELLS. The ability of donor red blood cells to offload oxygen efficiently begins to deteriorate immediately upon collection. The longer donor red blood cells are stored, the greater this deterioration and the longer it takes donor red blood cells to regain maximum oxygen offloading capability. Donor red blood cells that have been stored for more than 14 days are often viewed as having seriously impaired value as a therapy for acute anemia.

      - RISK OF BLOOD TYPE MISMATCH REACTION. The membranes of red blood cells contain molecules that determine blood type. Before blood can be given to a patient, it must be grouped and cross-matched to ensure it is of the correct type. Cross-matching refers to the matching of donor blood to the recipient's blood type. If not matched and typed correctly, a unit of donor blood can cause a serious and sometimes fatal reaction in the recipient. Cross-matching is a labor-intensive and time-consuming process susceptible to human error.

      - POTENTIAL ADVERSE IMMUNE REACTIONS. Red blood cells or other cells present in a transfusion of donor blood can suppress a recipient's immune system, resulting in an increased risk of post-surgical infection. In addition, donor blood transfusions can result in the development of antibodies that may make cross-matching more difficult or may result in immune reactions. Patients frequently receive blood from several different donors during a surgical procedure, increasing the chance of such immune reactions.

      - RISK OF TRANSMISSION OF INFECTIOUS DISEASES. Transmission of blood-borne infectious diseases has historically been a concern with donor red blood cells. Although improved testing and screening methods have significantly reduced the risk of transmission of infectious agents, such as HIV and hepatitis, there is currently no 100% effective method for detecting blood-borne diseases or for sterilizing donor blood. As a result, the risk of disease transmission from donor blood is an ongoing concern to physicians and patients.

      - LIMITED STORAGE AND BURDENSOME INVENTORY MANAGEMENT. Current transfusion standards require donor blood to be stored under refrigerated conditions for not more than 42 days. At room temperature, the shelf life of red blood cells is less than 24 hours. Donor red blood cells must also be administered to the patient within two hours after being removed from refrigeration. Given its limited storage life, it is not practical to stockpile large supplies of donor blood. Although freezing can extend the storage life of red blood cells, the freezing and thawing process requires chemical treatment of these cells, which reduces their efficacy after transfusion. In addition, all hospitals impose strict administrative and procedural regulations on donor blood, including:

                  - each individual unit must be carefully tracked from the blood bank to the point of transfusion;

                  - each unit of blood transfused requires confirmation, usually from two nurses, that the unit is given to the correct patient; and

                  - the recipient must be monitored by a nurse, both during transfusion and for a period of time after each transfusion.

             As a result of these factors, hospitals must devote significant human and financial resources to managing their inventory of donor blood.

      - INCREASINGLY FREQUENT BLOOD SUPPLY SHORTAGES. The demand for donor blood has been steadily increasing as a result of an aging population and an increase in the number of blood-intensive procedures, such as organ transplants. In contrast, the overall supply of donor blood has been steadily decreasing due to a declining donor base and more stringent donor screening. Although the National Blood Data Resource Centre has indicated that the demand for donor blood has been increasing by approximately 1% annually, the supply of donor blood in North America has been declining since 1992, effectively narrowing the margin of surplus blood and creating supply shortage concerns. Statements by the American Red Cross indicate that local and regional shortages of donor blood are becoming increasingly common.

                  We believe that the availability of a hemoglobin-based product designed to act as an oxygen carrier that would address and alleviate these concerns would find immediate medical application and commercial demand.

THE HEMOSOL SOLUTION:  HEMOLINK

                  We have achieved significant progress towards developing a commercially viable life sustaining oxygen therapeutic called HEMOLINK. The development efforts for HEMOLINK have concentrated on two basic technologies:
(i) purifying the hemoglobin extracted from human red blood cells to remove contaminating material; and (ii) cross-linking and polymerizing the hemoglobin in a stable form to provide oxygen-carrying properties.

                  We create HEMOLINK through a series of proprietary purification processes that separate the hemoglobin from red blood cells, significantly reducing the risk of viral contamination compared to a unit of donor red blood cells. We currently obtain hemoglobin from fully tested, outdated or fresh human red blood cells, which are then washed to remove plasma and other residual blood components. The red blood cells are broken apart to release the hemoglobin, which is then extensively purified. The purification process includes steps which have been demonstrated to destroy or remove infectious agents, such as blood-borne viruses and bacteria that may have eluded extensive testing at the collection site.

                  In its natural environment within the red blood cell, hemoglobin alternates between two molecular shapes, permitting oxygen to be bound in the lungs and released in peripheral circulation. For cell-free hemoglobin to be effective as an oxygen carrier, it must be modified and chemically stabilized. We chemically modify the highly purified hemoglobin through a process called cross-linking, using a reagent prepared from raffinose, a sugar molecule. This reagent forms linkages between the hemoglobin molecules to produce hemoglobin polymers. This process creates stable links both within and between the hemoglobin molecules, allowing for efficient oxygen delivery, prolonged circulation time and extended shelf-life. The initial technology relating to cross-linking evolved from basic scientific research conducted in the early 1980s at Canada's Department of National Defence, which has licensed the technology exclusively to us. The final product is natural-sourced and ultra-purified, free from elements of the red cell membrane as well as from other blood components, and can be used regardless of blood type.

HEMOLINK APPLICATIONS

                  Oxygen therapeutics were initially projected to find clinical application in conditions where red blood cells are currently used. However, these products are also optimally suited to sustaining life in clinical conditions where the use of red blood cells can be either ineffective or inappropriate.

                  Scheduled surgery constitutes the most appropriate clinical model to evaluate hemoglobin replacement products in a controlled fashion and provide data directly applicable in the development of trials for other situations of acute hemoglobin deficiency. Potential applications for oxygen therapeutics include the following:

      - SCHEDULED SURGERY. Routine surgical procedures requiring transfusion of blood donated by another individual carry a small risk of infection as well as the risk of mismatched transfusions and reactions to other components present in red blood cells. Also, donor red blood cells are not always available when needed. Scheduled surgeries are sometimes postponed because there is no supply of a specific type of donor red blood cells. For these reasons, a safe, universally compatible hemoglobin replacement product is an attractive alternative to donor blood during scheduled surgery.

      - ACUTE ANEMIA. For anemic patients who require an exogenous source of erythropoietin to stimulate the production of red blood cells, hemoglobin replacement products may play an important role. Erythropoietin is used to treat anemia caused by renal insufficiency or surgery. Erythropoietin activates the production of red cells over a 10 to 14 day period. Before the benefits of erythropoietin are realized, HEMOLINK could fill an important clinical need by providing a source of exogenous, highly purified and effective hemoglobin until the body's natural process of red blood cell production, stimulated by erythropoietin, is producing mature red cells at adequate levels in the circulation.

      - ISCHEMIC RESCUE. Ischemia refers to inadequate blood flow to a tissue or organ, often caused by vessel blockage, leading to oxygen deprivation. Ischemic rescue refers to overcoming the damaging ischemic effects through restoration of tissue perfusion, permitting restoration of oxygen delivery (e.g., with an oxygen carrier small enough to bypass a vessel blockage). In various clinical situations of ischemia such as myocardial infarction, stroke or in sickle cell anemia patients, hemoglobin-based oxygen carriers may be able to provide oxygen to the affected tissues due to their small size. The circulating hemoglobin-based oxygen carrier may be able to bypass the blockage and thus reduce the amount of oxygen-deprived tissue.

CLINICAL TRIALS

      GENERAL

                  In general, the development of products such as HEMOLINK commences with discovery research followed by pre-clinical studies. Based on the data generated in pre-clinical studies, applications are made to regulatory authorities to conduct clinical trials. Clinical trials are normally conducted in three sequential phases. Initially, Phase I clinical trials are conducted on humans, using small doses and a limited number of healthy volunteers, to assess the safety of a product. Upon successful completion of Phase I clinical trials, Phase II clinical trials are conducted on human patients to further assess the safety and also the efficacy of a product. Upon successful completion of Phase II clinical trials,

Phase III clinical trials are conducted. Phase III clinical trials are comprehensive studies on human patients to assess the safety, efficacy and drug interactions of a product.

                  After the satisfactory completion of the clinical trial process, an application is made to the health regulators in the United States, Europe or other jurisdictions where marketing approval is sought. Following review of these license applications, each regulator will inspect or otherwise assess an applicant's manufacturing and testing facilities and, if everything is deemed satisfactory, that regulator will license the facilities.

                  We have completed seven clinical trials of HEMOLINK:

      - three in cardiovascular surgery, including a pivotal Phase III clinical trial in Canada and the United Kingdom in CABG surgery;

      -  two in orthopedic surgery;

      -  one in anemia; and

      -  one in healthy volunteers.

                  The following is a description of our clinical trial activity for HEMOLINK:

      PHASE I CLINICAL TRIALS

                  In February 1995, we received approval from Health Canada to initiate a Phase I clinical trial for HEMOLINK in Canada. We completed this initial clinical trial in October 1995. We gave 33 healthy volunteers doses of up to 600 milligrams of HEMOLINK per kilogram of body weight to assess dose tolerance, clinical pharmacology and to identify any associated adverse reactions. Summaries of clinical data provided to regulatory authorities in both Canada and the United States indicated that HEMOLINK caused no clinically significant cardiovascular, pulmonary or renal effects, although individuals that received more than 500 milligrams of HEMOLINK per kilogram of body weight experienced moderate gastro-intestinal discomfort. Some of our competitors reported similar gastro-intestinal effects at much lower doses in Phase I clinical trials they had conducted.

                  Based on the Phase I clinical trial results and knowledge that others in the field had noted similar gastro-intestinal effects, we undertook to evaluate the cause of these effects, methods of controlling them and to confirm that HEMOLINK could be formulated with a shelf-life beyond 12 months at normal refrigerator temperature of 4 degrees C. We determined that common surgical medications would adequately control gastro-intestinal discomfort and that HEMOLINK could be formulated with a shelf-life beyond 12 months at normal refrigerator temperature of 4 degrees C.

      PHASE II CLINICAL TRIALS

                  In October 1996, we filed an application with Health Canada for a Phase II orthopedic clinical trial for HEMOLINK. We obtained approval from Health Canada in February 1997 to proceed with this Phase II clinical trial which commenced in May 1997 at The Toronto General Hospital. Originally this trial was restricted to patients under 65 years old who were undergoing hip replacement surgery. During 1997, we obtained regulatory approval to increase the number of trial sites, to use HEMOLINK in both hip and knee replacement surgery and to increase the age of the patient population to 75 years. The trial was completed in June 1998 and involved a total of 16 patients who underwent either primary hip or knee replacement surgery. Of these 16 patients, 12 patients received HEMOLINK and the remaining four patients received other treatment as a comparator to HEMOLINK. Patients were given escalated doses of up to 50 grams (500 ml) to test the product's efficacy and safety. These doses were higher than those given in the Phase I clinical trials. We observed no clinically limiting side effects throughout the Phase II clinical trial. None of the 12 patients who received HEMOLINK required donated blood.

                  In November 1996, our scientists provided evidence that HEMOLINK may substantially enhance the in vitro growth of red blood cells induced by erythropoietin. In 1997, we conducted an additional Phase II clinical trial in Canada for HEMOLINK in conjunction with erythropoietin in patients with chronic anemia associated with kidney failure. In April 1998, we received clearance from the FDA to expand this Phase II clinical trial into the United States. In November 1998, we achieved the enrolment target of 29 patients for the trial in Canada and the United States. This trial provided evidence of HEMOLINK's safety in multiple doses in this patient population. Data obtained from this Phase II clinical trial encouraged us to conduct additional trials in this and other acute anemias, such as those associated with the treatment of cancer. We received clearance to conduct a Phase II clinical trial for HEMOLINK in the United States in the fourth quarter of 2000 for acute anemia in cancer patients undergoing aggressive chemotherapy.

                  In April 1998, the Medicines Control Agency, the government agency in the United Kingdom that regulates public health and safety, approved commencement of a Phase II clinical trial in the United Kingdom using HEMOLINK as an alternative to blood transfusion in patients undergoing orthopedic surgery. This trial initially involved a total of 18 patients who underwent either hip or knee replacement surgery. Of these 18 patients, 12 were given escalated doses of up to 50 grams (500 ml) to test the product's efficacy and safety. This trial was completed in October 1998. No clinically limiting side effects were observed throughout this trial. We subsequently obtained approval to amend the original protocol and extend the study with an additional 22 patients treated at higher doses over longer periods of time, as well as to include other orthopedic surgeries such as spinal surgery. We submitted the amended trial protocol for approval to the FDA in January 1999. The amended trial was conducted in the United Kingdom and the United States, involved a total of 40 patients and was completed in July 1999. We observed no clinically limiting side effects throughout the trial.

                  In June 1998, we received approval from Health Canada and the Medicines Control Agency to start an additional Phase II clinical trial in Canada and the United Kingdom for HEMOLINK in patients undergoing CABG surgery. We completed the Canada/United Kingdom trial in March 1999. We observed no clinically limiting side effects throughout the trial. Half of the patients in this trial received up to 100 grams (1000 ml) of HEMOLINK, while the other half received up to 75 grams (750 ml) of pentastarch, an established volume expander. Ninety percent of patients that received HEMOLINK avoided the use of donor blood, compared with 53% of the control patients, a statistically significant result. These efficacy findings aided in the design and choice of the dose used in the Phase III clinical program.

                  In August 1998, we received clearance from the FDA to undertake a similar Phase II clinical trial in the United States for HEMOLINK in patients undergoing CABG surgery. This trial evaluated increasing doses of HEMOLINK in the 250-750 ml range. We completed the U.S. trial in December 1999 and have subsequently evaluated the data and completed a final report. Based on the review of the data obtained from this trial, we believe that this trial demonstrated that HEMOLINK was safe in this patient population. No clinically limiting side effects were observed and the use of HEMOLINK was effective at reducing the need for donor blood in the patient population that received 75 grams (750 ml) of hemoglobin.

                  Two additional Phase II clinical trials were cleared to proceed in the United States, one in primary CABG surgery and a second in high blood loss orthopedic surgery. In March 2003, we voluntarily suspended enrollment in both of these Phase II clinical trials, and subsequently the cardiovascular trial was terminated, in order to complete a more comprehensive review of the safety data from this Phase II CABG trial. Further discussions with the relevant regulatory agencies will be required prior to re-starting any of our Phase II trial activities. See Item 4.A. "Information on the Company-History and Development of the Company-Recent Developments.

      PHASE III CLINICAL TRIALS

                  In February 1999, we filed applications to conduct Phase III clinical trials for HEMOLINK in Canada, the United States and the United Kingdom. We were permitted to commence a Phase III clinical trial for HEMOLINK in patients undergoing CABG surgery in the United Kingdom in March 1999 and in Canada in April 1999. We completed the first Phase III clinical trial for patient treatment in CABG surgery at sites in Canada and the United Kingdom in June 2000. We treated a total of 299 patients in this trial.

                  In an efficacy analysis conducted in a subset of 288 patients, results showed that 27% of the control group received a transfusion of donor red blood cells compared with only 17% of the HEMOLINK group where 83% of patients avoided transfusion of donor red blood cells. This was a statistically significant difference. Furthermore, in the HEMOLINK treated group:

      - the amount of donor blood used in patients requiring transfusion was significantly reduced;

      - time to first transfusion of donor red blood cells was significantly longer; and

      - significantly less other blood products were used, including plasma and platelets.

REGULATORY MATTERS

                  The production and marketing of human therapeutic products are governed by a variety of laws in Canada, the United States, Europe and other countries. These laws increase the difficulty, time and costs involved in commercializing such products. They mandate licensing of manufacturing and testing facilities, rigorous pre-clinical and clinical testing and government review and approval of new products prior to release for commercial distribution and sale. They also govern such matters as the labeling, storage, record keeping, pricing, advertising and promotion of new products. Compliance with these requirements involves substantial expenditures.

                  New product applications generally include complete descriptions of the manufacturing and testing facilities, the production processes, including filling and packaging, the tests performed on the product, all the clinical and animal data collected with the appropriate interpretations and summaries, the proposed labeling and package insert and any other relevant information with respect to the product and its use. The results of the testing must establish the purity, safety and efficacy of the product for each intended use. Following review of the license applications, manufacturing and testing facilities undergo on-site inspections and, if everything is deemed satisfactory, a license is issued. Oftentimes, regulators require additional commitments from the applicant, such as additional trials or other testing of the product, as a condition to issuing a license.

                  The manufacture, marketing and sale of approved products is also subject to ongoing government regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice Regulations and other requirements. Health regulators could withdraw a previously approved product from the market upon receipt of newly discovered information or require the license holder to conduct additional, and potentially expensive, studies in areas outside approved indications. Unanticipated changes in existing regulations or the adoption of new regulations could affect the manufacture and marketing of approved products as well.

                  In July 2000, based on the successful results of the Phase III clinical trial in Canada and the United Kingdom, we submitted a New Drug Submission to Health Canada. This application sought approval to market HEMOLINK for use in scheduled surgery, such as CABG, to avoid or reduce the use of donor red blood cells. On August 25, 2000, Health Canada granted priority review status to the HEMOLINK New Drug Submission. Priority review status is granted to a small number of potentially important new products. The target review period of 180 days for priority products is significantly shorter than the usual review period. We were advised by Health Canada that its priority review period commenced on September 22, 2000. On April 25, 2001, we announced that Health Canada had completed its first review of our New Drug Submission. Health Canada provided us with a comprehensive set of questions relating to the New Drug Submission. We responded to these questions and, on March 20, 2002, Health Canada advised us that our New Drug Submission for HEMOLINK could not be approved for marketing in Canada at that time and that Health Canada would require additional data in a re-filed New Drug Submission. We continue to assess this situation and will determine our Canadian regulatory strategy once additional data is available, including results from our two suspended U.S. Phase II trials.

                  In February 2001, we submitted an application to the Medicines Control Agency, the regulatory authority in the United Kingdom, for marketing approval of HEMOLINK in the United Kingdom. We intend to follow the Mutual Recognition Procedure registration route for HEMOLINK in the rest of Europe, with the United Kingdom as the reference member state. Under this procedure, the reference member state is responsible for the primary review of the marketing application. Once the review is complete and if the HEMOLINK application is judged to be satisfactory and receives approval in the United Kingdom, other selected European countries will be asked to recognize the approval. By May 2001, the Medicines Control Agency had completed its review of the marketing application and provided a series of questions to us. It will not be possible for us to provide a complete response to the Medicines Control Agency until additional clinical trial data is available.

                  On August 13, 2001 we received verbal notification from the FDA of changes that the FDA wanted made to its Phase III clinical trial protocol for HEMOLINK to strengthen the efficacy analysis for inclusion in a Biologic License Application. On November 21, 2001, following discussions with the FDA and making changes to the clinical trial protocol to address the FDA's concerns, we received clearance from the FDA to begin a Phase II clinical trial with HEMOLINK in primary CABG surgery. Under the revised protocol, this trial was to include 180 patients undergoing primary CABG surgery at approximately 40 centers in the United States, the United Kingdom and Canada.

                  On January 31, 2002 the FDA notified us that we could proceed with a second Phase II trial in "re-do" CABG surgery. This two-armed study was intended to investigate the efficacy of HEMOLINK in approximately 140 patients at approximately 40 centers in the United States.

                  In November 2002, we received clearance from the FDA to begin a Phase II clinical trial to assess the efficacy and safety of HEMOLINK in patients undergoing high blood loss orthopedic surgery. Based on prior discussions with the FDA, we expected that the primary CABG surgery trial, along with the orthopedic surgery trial would form the basis for the initiation of our Phase III program, pivotal for approval to market HEMOLINK in the United States. The completion of the "re-do" CABG surgery trial was not deemed necessary by the FDA in order to proceed to Phase III.

                  In February 2003, we received clearance to proceed with a study to evaluate the safety and efficacy of HEMOLINK in patients with severe acute anemia (life threatening blood loss) for whom red cell transfusion is not a therapeutic option (patients cannot or will not accept red cell transfusion).

                  In March 2003, based on the recommendation of our DSMB, we elected to review safety data in our cardiac trial. This trial involves the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The DSMB's recommendation is based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although the DSMB had recently cleared the trial to continue following the third and final interim safety review, their ongoing review of data indicates that there may be the potential for an increase in certain cardiac adverse events in the HEMOLINK group. This observation from the cardiac trial interim data may be due to any number of reasons including variables in the patient population. As a precaution we have also voluntarily suspended enrolment in our Phase II clinical study involving the use of HEMOLINK in patients undergoing Orthopedic Surgery.

                  In April 2003, following our receipt of information from the DSMB for the Phase II CABG study, we elected to close enrolment of the study at 152 patients, slightly lower than the originally planned enrolment of 180 patients. Enrolment was suspended in the trial following the DSMB's observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups reflective of myocardial infarctions. Although the DSMB had cleared the trial to continue following the third and final interim safety review, the DSMB's ongoing review of data indicated the potential for an increase in certain cardiac adverse events in the HEMOLINK group. This observation from the cardiac trial interim data may be due to any number of reasons, including variables in the patient population. As a precaution we also voluntarily suspended enrolment in our Phase II clinical study involving the use of HEMOLINK in patients undergoing orthopedic surgery. Once we have completed a full review of the safety data from the Phase II CABG study, further discussions with the relevant regulatory agencies will be required prior to re-starting any Phase II studies and proceeding with the severe acute anemia trial.

                  In June 2003, we completed an internal review of data generated from our cardiac trial (HLK 213/304) for the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The review confirmed the observation made by our Data and Safety Monitoring Board of an imbalance in the incidence of certain adverse events reflective of myocardial infarctions between the HEMOLINK and control groups in the HLK 213 trial with a higher number occurring in the HEMOLINK group. We elected to terminate the study early in order to conduct a full safety analysis. As expected, limiting enrolment has decreased the planned statistical power of the study with respect to efficacy, and the study was unable to meet its primary objective to demonstrate efficacy in the total patient population.

MARKET

                  The cost to hospitals associated with the transfusion of a unit of red blood cells has been estimated to exceed US$500 per unit, as more stringent safety measures are being implemented to provide the best available screening, testing and handling methodologies.

                  It is estimated that approximately US$4.5 billion is spent annually in North America to treat acute anemia. Globally, the acquisition cost alone for red blood cells to manage acute anemia is estimated to be as high as US$15 billion. However, oxygen therapeutics have potential application beyond where red blood cells are currently employed. Specifically they may provide enhanced outcomes in other medical situations where therapeutically enhanced oxygen delivery may be beneficial to patients, such as in cancer chemo or radiation therapy or situations of life threatening blood loss.

                  It is estimated that approximately 60% of all donor red blood cell transfusions are used to manage acute anemia due to surgery. According to a 1996 publication, approximately 600,000 Americans and 250,000 Europeans undergo CABG surgery each year, and nearly half of these patients already receive acute anemia therapy under current practice. However, all such patients are at risk of experiencing acute anemia due to their surgery, and the use of HEMOLINK may allow these patients to avoid the consequences of reduced oxygen delivery during the pre-operative period. Our internal forecasts, based on the annual incidence of cardiac surgery in North America alone, indicate that the overall potential for HEMOLINK is approximately 1.5 million 25-gram (250 ml) therapeutic doses per year, assuming all cardiac surgery patients receive HEMOLINK to treat or avoid acute anemia.

COMPETING PRODUCTS

                  Hemoglobin-based oxygen carriers are part of a larger class of products known as oxygen therapeutics. Oxygen therapeutic products currently fall into two major categories: approaches based on hemoglobin (human or bovine) and those based on perfluorocarbon technology. In the case of the hemoglobin-based oxygen carriers, hemoglobin properties are modified by cross-linking, and by polymerization of the modified hemoglobin itself. Hemoglobin-based oxygen carriers bind and release oxygen in a manner similar to that of endogenous hemoglobin contained within red blood cells. In contrast, perfluorocarbon oxygen carriers are water-soluble organic liquids that dissolve oxygen (as well as other gases) as a means of transporting this life-sustaining gas to tissues.

                  HEMOLINK is a hemoglobin replacement product which falls into the class of human-derived hemoglobin-based oxygen carriers. It was the first hemoglobin-based oxygen carrier to have successfully completed and fully reported on a Phase III clinical trial.

                  Clinical studies by our competitors using both human and bovine-derived hemoglobin-based oxygen carriers manufactured by Northfield Laboratories Inc. and Biopure Corporation, respectively, as well as at least one perfluorocarbon, are underway in various stages for elective surgical indications. Indications under evaluation by our competitors include cardiovascular surgery (CABG surgery and aortic aneurysm repair), orthopedic surgery (hip, knee and spine), and general surgery (including digestive and urinary tract procedures). At the time of filing of this Form 20-F, the FDA was reviewing an application by Biopure Corporation for approval to market its hemoglobin-based oxygen carrier in the United States for use in adult patients undergoing elective orthopedic surgery. We believe that demand for oxygen therapeutics will exceed the ability of the industry to manufacture these products, and expect production capacity to be a critical success factor in determining respective market shares. Among the hemoglobin-based oxygen carrier competitors, we believe that during the important launch phase, we will have a strong manufacturing position and the attendant ability to supply product to meet market demand due to construction of our new commercial production facility in Mississauga, Ontario.

RAW MATERIALS

                  The purification and cross-linking technology we use enables us to process hemoglobin derived from humans. High-quality raw materials are readily available. Our current source is outdated red blood cells collected from various FDA-approved collection centers in the United States. As demand for hemoglobin-based oxygen carriers grows, we expect that the blood system will evolve to make additional red blood cells available for manufacture. We believe that it will be in the interest of suppliers to make red blood cells available to companies like ours.

                  We also continue to source red blood cells through the Pennsylvania Plasma Company, a wholly owned subsidiary of BioLifeSciences, a Division of Baxter Pharmaceuticals. We have established agreements with a number of FDA-approved collectors of red blood cells and Pennsylvania Plasma administers the collection activity of red blood cells for use in the production of HEMOLINK on our behalf. Pennsylvania Plasma is our exclusive collection agent for red blood cells. The cost of a single unit of red blood cells is approximately $25 and we do not foresee any difficulty with respect to the procurement of sufficient red blood cells to meet our commercial goals.

INTELLECTUAL PROPERTY

                  Patent, trademarks, trade-secrets, technology, know-how and other proprietary rights are important to our business. We actively seek patent protection in the United States, Canada and abroad, and closely monitor patent activities related to our business areas. We have an exclusive license to three issued U.S. patents and own four additional U.S. patents covering the hemoglobin purification and crosslinking technologies used in the manufacturing of HEMOLINK. We have full patent applications covering 12 patent families pertaining to potential new products that are based on technologies covering hemoglobin-based oxygen carriers, hemoglobin-based drug delivery and cell expansion. All our current employees have entered into confidentiality and intellectual property assignment agreements. In addition, we have trademark applications or registration for HEMOLINK in Canada, the United States and other countries. We are pursuing and/or have obtained trademark registration in Canada, the United States and selected countries for HEMOSOL, our H logo, and/or other trademarks related to the HEMOLINK product and our pipeline technologies.

      LICENSED TECHNOLOGY

                  Under an amended and restated licence agreement dated as of March 1, 1999 between us and the Department of National Defence, we license an invention which enables the preparation of a hemoglobin-based oxygen carrier using a process of pasteurization of a hemoglobin solution in the carbonmonoxylated form (i.e., reacted with carbon monoxide) and cross-linking hemoglobin using oxidized oligosaccharides, including oxidized raffinose (o-raffinose). This license is exclusive to us and gives us exclusive rights to use the technologies in 25 countries. Under this license, we are required to pay to the Canadian government royalties based upon net sales of products produced using the licensed technology, as well as a percentage of annual consideration received for sublicensing this technology. We are required to pay in advance minimum annual royalties to the Canadian government equal to the greater of $10,000 and 20% of the royalty payable during the immediately preceding year. We have the right to commute future royalties payable to the Canadian government by paying the greater of $4 million or an amount equal to five times the previous year's royalties. We believe that this licence is presently in good standing. All patents in this series are now issued.

                  In October 2000, we purchased from Baxter Biotech S.a.r.l., a subsidiary of Baxter Healthcare Corporation, certain intellectual property related to drug delivery technology. Pursuant to the purchase agreement, we must make cash payments to Baxter over a three-year period and pay Baxter a 4% royalty on sales of products incorporating the intellectual property purchased pursuant to the agreement.

      PROPRIETARY TECHNOLOGY

                  We filed a patent application entitled "Selective Crosslinking of Hemoglobin by Oxidized Ring-Opened Saccharides", initially in the United States in March 1993. Subsequently, we extended this application to cover Canada, Europe, Mexico, Australia, New Zealand, South Korea, Japan and China. The patent has been issued in all countries where the application was filed. These patents cover methods to increase crosslinking specificity with oxidized di- and tri-saccharides, including o-raffinose. In addition, we are pursuing protection of various innovations to the manufacturing process and other inventions related to our core activities.

                  In June 1998, a U.S. patent was issued providing protection for the HEMOLINK product itself, a chemically modified, cross-linked hemoglobin composition which is useful as an oxygen carrier in the treatment of anemia and in transfusion applications. This patent describes chemically-linked hemoglobin molecules having molecular weights between 64,000 and 600,000 daltons while avoiding very large molecules.

                  We have filed patent applications for our displacement chromatography process in the United States, Europe, Mexico, Australia, South Korea, South Africa, Israel, China, Japan, Korea, Czech Republic, Hungary, Poland, Russian Federation, Slovakia and Ukraine. We filed a continuation in-part application in the United States to cover later developments in the technology. The patent has been issued in all these countries except Japan where it is still pending. Two U.S. patents have also been issued. The "Displacement Chromatography Process" patents cover the process by which we obtain extensively purified hemoglobin prior to cross-linking as well as other potential applications for the technology.

                  We constantly monitor relevant patents applied for or issued to our competitors. Upon locating a patent or patent application of a third party which appears to us to pose a threat to our operations or proposed operations, we take steps to evaluate the significance of the threat, including in certain cases, obtaining outside counsel's opinions. In several instances, we have entered and prosecuted formal opposition to the grant of European patents to potential competitors, in some instances in concert with other companies in the industry. In 2002, we were an active opponent to four European patents. One case that was under appeal by the patentee was fully resolved to our satisfaction. Another case was scheduled for a hearing and we filed additional arguments but, at the request of the patentee, the hearing was postponed to 2003. The other two cases are still pending and activities are not expected before 2004. We believe we have established an effective mechanism of cooperation with international legal counsel to monitor and evaluate European patents and patent applications. We will prepare and prosecute other European patent oppositions as and when we believe they are warranted.

OTHER PRODUCTS IN DEVELOPMENT

                  We have a rich and diverse pipeline of new product candidates, several of which are now undergoing pre-clinical evaluation. These product candidates have been developed using technologies that are based upon the expertise of our scientists in protein bioconjugation and cell expansion. HEMOLINK is one example of protein bioconjugation in which human hemoglobin, a protein, has been stabilized and polymerized using o-raffinose, a cross-linker. Other types of hemoglobin conjugates in development include conjugates of hydroxyethyl starch, anti-oxidants, and therapeutic drugs.

                  As a means of establishing our own source of human hemoglobin, we have been conducting discovery research in expanding human blood-forming stem cells through cell culture. These efforts have lead to methods to induce an established cell line to produce high levels of human hemoglobin, as well as the development of a T cell therapy for the treatment of cancer.

                  Where appropriate, we have filed patent applications in Canada, the United States and Europe for these technologies. We have also acquired key patents to broaden our intellectual property protection in hemoglobin-based drug delivery.

      HIGH VOLUME BLOOD LOSS INDICATION

                  We are developing HRC 101 as a potential treatment for high-volume and post-surgical blood loss. Invasive surgical procedures and trauma can result in the loss of substantial amounts of blood, leading to acute anemia and complications resulting from severely reduced blood pressure. The current practice for treating high-volume blood loss often involves the infusion of non-oxygen carrying volume expanders that, while restoring the patient's blood volume, does not address the accompanying anemia and requirement for tissue oxygenation.

                  HRC 101 is a proprietary high molecular weight conjugate comprised of a chemically modified approved volume expander called hydroxyethyl starch and purified human hemoglobin. HRC 101 is designed to combine the volume-expansion capabilities of hydroxyethyl starch and the oxygen-delivery capabilities of hemoglobin to restore and maintain blood volume and to provide extended oxygen delivery to tissues. In 2002, we conducted extensive pre-clinical screening of several proprietary formulations of HRC 101. We also made advances in the development of a commercially scaleable process.

      ISCHEMIA-REPERFUSION INJURY INDICATION

                  HRC 102 is a hemoglobin-based oxygen carrier developed by our scientists, designed to prevent oxidative stress while simultaneously providing necessary oxygen to tissue. Oxidative stress is a serious cause of tissue damage resulting from the rapid reoxygenation of tissue during certain surgical procedures and is associated with pathological conditions and complications of organ transplantation. This condition is often referred to as ischemia-reperfusion injury. The oxidative stress results from the formation of reactive oxygen species at the site of reoxygenation, resulting in tissue damage. However, such reactive oxygen species may be effectively neutralized by anti-oxidants. HRC 102 is a proprietary conjugate of cross-linked hemoglobin and a powerful anti-oxidant based on vitamin E. Unlike red blood cells, which are not easily modified, anti-oxidants may be readily attached to hemoglobin to create a product that delivers oxygen while simultaneously locating anti-oxidants at sites of oxidative stress. In 2002, a rapid in vitro assay was developed to characterize the anti-oxidant activity of various HRC 102 formulations, and HRC 102 is now poised for pre-clinical development to identify the most appropriate clinical indication. We have identified pre-clinical models for evaluation of the anti-oxidant activity of HRC 102.

      LIVER DISEASE INDICATIONS

                  We have developed a hemoglobin-based drug delivery platform technology called HEPSELECT(TM). The HEPSELECT technology is based upon the specific attachment of therapeutic drugs and diagnostic agents to hemoglobin for selective delivery of such agents to the liver using the body's natural pathway for hemoglobin clearance. The ability to selectively deliver drugs to the liver may lead to improvement in the treatment of liver disease. For example, anti-viral and anti-tumor drugs may be linked to hemoglobin and the conjugates administered to patients as a treatment for hepatitis C and liver cancer, respectively. The HEPSELECT technology offers the opportunity to improve drug efficacy by targeting the drug to the liver, increasing drug stability and reducing systemic drug toxicity. Targeted delivery to the liver combined with an extended drug half-life may translate into improved dosing regimens and to the more effective use of certain therapeutic drugs that may otherwise be unsuitable for systemic administration.

                  In pre-clinical studies of viral hepatitis, a hemoglobin-anti-viral drug conjugate (HRC 203) showed an improved therapeutic index relative to the free drug, providing efficacy at a reduced dose compared to administration of the free drug. These results support proof-of-concept for HEPSELECT and suggest that this drug delivery platform can be used to improve the therapeutic index of established drugs. Current development of HRC 203 is focused on pre-clinical studies in additional models of hepatitis C infection and on establishing the safety and efficacy of HRC 203.

                  HRC 204 is a conjugate of hemoglobin and an anti-cancer agent for the treatment of primary liver cancer. HRC 204 has been synthesized and characterized. Current activities are focused on pre-clinical evaluation in a model of liver cancer.

                  HRC 201 is a conjugate of hemoglobin and a radioactive imaging agent that may be used for diagnostic imaging and radiotherapy of primary liver cancer. Pre-clinical imaging studies showed rapid uptake of and localization of HRC 201 in the liver, providing high fidelity images with low background interference. Current development of HRC 201 is focused on further pre-clinical imaging studies in order to optimize liver imaging and to support proof-of-concept for the HEPSELECT drug delivery platform.

      HEMOGLOBIN SOURCE

                  We are developing cell expansion technology in two main areas. One program (HRC 301) is directed to the development of an alternative, and more controlled, supply of human hemoglobin for our hemoglobin-based products. Such an alternative source of hemoglobin would be independent of the existing blood collection and distribution system. Our scientists have developed cell culture methods to grow cells producing hemoglobin at levels more than twice that of mature red blood cells and at cell densities sufficient to support scaled-up hemoglobin production for potential commercial extraction. The cell culture-derived hemoglobin has been purified and cross-linked using our cross-linking technology to create a product with physical and functional characteristics very similar to HEMOLINK.

      CELL THERAPY

                  Our second program in cell expansion is directed to investigate specific factors controlling blood cell formation and expansion. Work on growing blood-forming stem cells has lead to the development of technology to expand human gamma delta T cells (HRC 302), a rare T cell with broad potential in the treatment of cancer and infectious diseases. Our scientists have succeeded in expanding highly purified populations of gamma delta T cells from small samples of peripheral blood, permitting the reinfusion of large numbers of the therapeutic cells back into patients. We have received regulatory approval from Health Canada to conduct a Phase I clinical trial in Canada using autologous, ex vivo expanded gamma delta T cells in patients with chronic myelogenous leukemia. We hope that this form of T cell therapy will help in eradicating residual disease in patients undergoing autologous bone marrow transplantation who are intolerant of, or refractory to, other forms of therapy. If effective, the gamma delta T cell therapy should have application in many other forms of cancer, as well as in the treatment of certain types of infection.

SALES AND MARKETING

                  Provided that a positive review of safety data is received from the HLK 213 Phase II clinical trial, we intend to recruit and train a specialty sales and marketing staff as required.

                  In October 2000, we entered into a memorandum of understanding with Dompe Farmaceutici S.p.A., an Italian pharmaceutical company, pursuant to which we agreed to negotiate exclusively with Dompe to form a strategic alliance for the promotion, marketing, sale and distribution of HEMOLINK in Southern and Eastern Europe. Formation of the strategic alliance between us and Dompe is subject to negotiation and execution of definitive agreements. The memorandum was amended during fiscal 2001 to extend the deadline for finalization of definitive agreements. We anticipate that, if these agreements are finalized, Dompe will have exclusive marketing rights to HEMOLINK in Italy, Spain, Portugal, Greece, Turkey, Poland, Hungary, Russia, Austria and Switzerland. Pursuant to the memorandum of understanding, in November 2000, Dompe invested $5 million in us by purchasing 333,333 common shares. In addition, we granted Dompe a 16-month option to purchase an additional 222,222 common shares at $22.50 per share. This option has since expired.

CREDIT FACILITY

                  On October 25, 2002 The Bank of Nova Scotia agreed to provide a $20 million term loan to us. This loan has a term of 18 months and is extendible to 30 months. Our obligations in connection with the loan are secured by a fixed and floating first charge in favor of the Bank of Nova Scotia over all of our real and personal property assets. The loan replaces our undrawn $35 million senior credit facility which had a $15 million cash collateral requirement. Terms of the loan include less restrictive covenants and interest at the reduced rate of prime plus 2% per annum compared to prime plus 3% per annum for the unused senior credit facility. As a result, we formally terminated the senior credit facility on November 22, 2002. In addition, an unused $12.5 million subordinate credit facility was also formally terminated on November 22, 2002. Total deferred debt issue costs of approximately $6.5 million were written off during the fiscal year as a result of the cancellation of the $35 million senior and $12.5 million subordinate credit facilities. These costs represented both cash and non cash items.

                  On October 22, 2002, we entered into a memorandum of understanding with MDS Inc., pursuant to which MDS agreed to guarantee the loan. Under this guarantee, the Bank of Nova Scotia agreed to request payment from MDS prior to exercising its remedies under the security granted by us and MDS will be subrogated to and take an assignment of the rights and remedies of the Bank of Nova Scotia under the Loan and the security granted by us in connection with the loan.

                  In consideration of providing the guarantee, we issued 6,000,000 warrants to MDS. Each warrant entitles MDS to subscribe for and purchase one of our common share at a price of $1.00. 5,000,000 warrants are exercisable, in whole or in part, from and after the date upon which the guarantee was delivered by MDS (the "Guarantee Date") and prior to the later of the third anniversary of the Guarantee Date and, if the loan is not repaid within 15 months of the Guarantee Date (the "Initial Term"), 12 months following the date upon which the loan is repaid in full.

                  For each whole or part month that the loan remains outstanding beyond the Initial Term (to a maximum of three additional months) (each such whole or part month being an "Extension Month"), MDS may exercise warrants entitling it to subscribe for 333,333 common shares (333,334 in the final Extension Month, to reach a potential total of 1,000,000) at any time and from time to time during the period from and after the first day of the subject Extension Month and prior to the third anniversary of such date.

                  If the 5,000,000 warrants which are immediately exercisable were to be exercised, MDS would directly or indirectly control 12,991,203 common shares (28.2% of our issued and outstanding common shares as of May 1, 2003). If the loan is not repaid by us within the first 15 months and the loan remains outstanding for an additional three months, up to 1,000,000 of the issued warrants would become exercisable. If all of these warrants become exercisable and are exercised by MDS, MDS would hold 13,991,203 common shares (30.3% of our issued and outstanding common shares as of May 1, 2003).

                  The memorandum of understanding contemplates that, in the event that regulatory approval is obtained to issue an additional 4,000,000 Warrants (the

"Additional Warrants") to MDS on a date which is at least six months from the Guarantee Date to entitle MDS to subscribe for and purchase up to 4,000,000 Common Shares at a price of $1.00 per common share, the loan may be extended for up to 12 additional months (to a maximum of 30 months in the aggregate). In such case, we will issue 4,000,000 Additional Warrants to MDS following receipt of regulatory approval to do so. For each whole or part month that the loan remains outstanding beyond 18 months (to a maximum of 12 additional months) (each such whole or part month being an "Additional Extension Month"), MDS may exercise Additional Warrants entitling it to subscribe for 333,333 common shares (333,337 in the final Additional Extension Month, to reach a total of 4,000,000) at any time and from time to time during the period from and after the first day of the subject Additional Extension Month and prior to the earlier of the third anniversary of such date and the fifth anniversary of the Guarantee Date.

         C.       ORGANIZATIONAL STRUCTURE

                  As at December 31, 2002, we had no subsidiary whose total assets constituted more than 10% of our consolidated assets or subsidiaries whose assets, in the aggregate, constituted more than 20% of our consolidated assets.

         D.       PROPERTY, PLANTS AND EQUIPMENT

                  Our facilities are comprised of a leased facility near Toronto's Pearson International Airport (the "Skyway facility") and the new corporate headquarters and manufacturing facility in Mississauga, Ontario (the "Meadowpine facility"). In aggregate, these facilities comprise approximately 150,000 square feet and house all our principal operations. We also have a U.S. office in Parsippany, New Jersey, comprising approximately 4,000 square feet.

                  We have completed validation and scale-up of the Skyway facility, which currently has an annual capacity of 25,000 units of HEMOLINK.

                  The construction of the Meadowpine facility was completed on schedule. In December 2001, we moved our offices and laboratories to this location. Installation of process equipment is complete and validation of this facility began in early 2003 and is ongoing. The Meadowpine facility will have initial production capacity of 300,000 units of HEMOLINK per year and further potential for expanding production capacity to 600,000 units per year. We expect that the total cost of constructing, commissioning and validating this facility will be approximately $90 million, of which we had expended approximately $85.8 million as of December 31, 2002.

                  Our obligations in connection with the $20 million term loan granted in October 2002 by the Bank of Nova Scotia are secured by a fixed and floating first charge in favor of the Bank of Nova Scotia over all of our real and personal property assets. In October 2002, we also entered into a memorandum of understanding with MDS Inc., pursuant to which MDS agreed to guarantee the loan. Under this guarantee, the Bank of Nova Scotia agreed to request payment from MDS prior to exercising its remedies under the security granted by us and MDS will be subrogated to and take an assignment of the rights and remedies of the Bank of Nova Scotia under the Loan and the security granted by us in connection with the loan.

                  Our operations are subject to Canadian federal, provincial and municipal environmental laws. We believe that we are currently in material compliance with all applicable environmental laws.

                  Licensed contractors collect our biomedical waste solids and liquid chemical waste for disposal. We discharge process waste waters containing trace blood components as effluent to municipal sanitary sewers. Waste water samples taken by the municipality confirm that the effluent discharge is within the limits prescribed by the municipal sewer use by-law.

                  We also use small quantities of radioisotopes in research activities. The use and management of these radioisotopes is authorized and governed by a federal license granted to us.

                  We have adopted an environmental policy that commits us to compliance with applicable environmental laws. We have established an environmental management system to manage, control and restrict the potential environmental impact of our operations and to ensure continued compliance with applicable environmental laws.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                  The following information should be read in conjunction with our 2002 consolidated financial statements and notes therein, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian
GAAP). These principles differ in certain material respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect our consolidated financial statements are described in Note 17 to our 2002 consolidated financial statements. Unless otherwise indicated, all dollar amounts discussed below, including the symbol "$", refer to Canadian dollars.

OVERVIEW

                  We are an integrated biopharmaceutical company developing innovative life sustaining therapies, used initially for the treatment of acute anemia. Our immediate focus is on the development and successful commercialization of HEMOLINK(TM) (hemoglobin raffimer). We are also furthering the development of our multiproduct pipeline based on proprietary hemoglobin modification and cell expansion technologies.

                  HEMOLINK is a life-sustaining therapeutic, designed to deliver oxygen immediately, effectively and safely to the body's tissues and organs. HEMOLINK is one of an emerging new class of drugs called oxygen therapeutics that represent a new approach to the treatment of patients suffering from acute anemia.

                  We also have a pipeline of potential products based on our expertise in protein, bio-conjugation and cell expansion technologies.

                  Since our inception, we have devoted substantially all of our resources to research and development programs, clinical trials, regulatory approvals and the development of manufacturing capabilities and capacity.

                  To date, we have completed eight clinical trials of HEMOLINK in over 500 patients. Indications studied included hip/knee replacements, renal failure/dialysis, CABG surgery, and orthopedic surgery.

                  We have completed a Phase III clinical trial of HEMOLINK, our lead product, in Canada and the U.K. Based on the results of the Phase III trial we are seeking regulatory approval in the U.K. where authorities have responded with comments on our initial application. In order to respond to the comments of the U.K. authorities, we will require additional data to be generated from the ongoing clinical and manufacturing programs.

                  We have two ongoing clinical trials of HEMOLINK being conducted in the U.S., Canada and U.K. with the intention of obtaining regulatory approval to launch in those jurisdictions.

                  We received clearance to conduct two Phase II clinical trials for the use of HEMOLINK in primary ("HLK 213") and "re-do" or repeat ("HLK 214") CABG surgery. In April 2002, we received clearance from Health Canada for the inclusion of Canadian sites in the primary and "re-do" CABG surgery trials. In November 2002, we received clearance from the FDA to begin a Phase II clinical trial to assess the efficacy and safety of HEMOLINK in patients undergoing Orthopedic Surgery ("HLK 210").

                  During 2002, we also received clearance from the FDA to begin a Phase II clinical trial of HEMOLINK as a treatment for chemotherapy-induced anemia. We will activate this trial as additional resources become available or as a strategic partner is identified.

                  In 2002, we also sought FDA approval for a Phase II trial involving patients experiencing life threatening acute anemia, and for whom a red cell transfusion is not an option. In February 2003, the FDA confirmed that this study could proceed.

                  In March 2003, based on the recommendation of our DSMB, we elected to review safety data in our cardiac trial. This trial involves the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The DSMB's recommendation is based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although the DSMB had recently cleared the trial to continue following the third and final interim safety review, their ongoing review of data indicates that there may be the potential for an increase in certain cardiac adverse events in the HEMOLINK group. This observation from the cardiac trial interim data may be due to any number of reasons including variables in the patient population. As a precaution we have also voluntarily suspended enrolment in our Phase II clinical study involving the use of HEMOLINK in patients undergoing Orthopedic Surgery.

                  In June 2003, we completed an internal review of data generated from our cardiac trial (HLK 213/304) for the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The review confirmed the observation made by our Data and Safety Monitoring Board of an imbalance in the incidence of certain adverse events reflective of myocardial infarctions between the HEMOLINK and control groups in the HLK 213 trial with a higher number occurring in the HEMOLINK group. We elected to terminate the study early in order to conduct a full safety analysis. As expected, limiting enrolment has decreased the planned statistical power of the study with respect to efficacy, and the study was unable to meet its primary objective to demonstrate efficacy in the total patient population.

                  We sought regulatory approval to market HEMOLINK in Canada for use in scheduled surgery, such as CABG, however, we were advised in March 2002 that HEMOLINK could not be cleared by Health Canada for marketing in Canada at that time.

                  To ensure that an adequate supply of HEMOLINK will be available to meet clinical trial requirements and long-term projected demand, we have constructed a 300,000-unit production facility and corporate headquarters in Mississauga, Ontario.

                  On December 15, 2001 we moved our offices and laboratories to this location. Construction and commissioning of the manufacturing portion of this facility is essentially complete and initial validation is underway. We already have sufficient inventory of HEMOLINK to complete all ongoing trials. We expect that the total cost of construction, commissioning and validation of this facility will be approximately $90.0 million, of which we had spent approximately $85.8 million as of December 31, 2002. The site has further potential for expanding production capacity to 600,000 units per year.

                  As a company in the pre-commercial stage of development, we have been dependent primarily upon equity financing to fund our operations. On October 25, 2002, we accepted a commitment letter from the Bank of Nova Scotia, referred to as BNS, pursuant to which BNS has agreed to provide a credit facility to us in the amount of $20 million. This facility is for an initial term of 18 months, extendible to 30 months and is guaranteed by our largest shareholder MDS Inc. The facility is secured by a fixed and floating charge over all our assets. In consideration for providing the guarantee, we issued common share purchase warrants to MDS.

                  We do not anticipate generating significant revenue until we introduce HEMOLINK into the U.K. or U.S. markets and subsequently other key European countries. We have not yet finalized the price at which we intend to sell a unit of HEMOLINK. The ultimate selling price will depend on a variety of factors largely dependent on the data derived from our ongoing and completed clinical trials, and other factors, such as market practices of governmental health care programs, private health insurers and other third-party medical reimbursers that may have an impact on pricing. Prior to full marketing approval, we may generate limited revenue on a cost recovery basis under certain regulatory programs.

                  We have not been profitable since inception, and at December 31, 2002 we had an accumulated deficit of $240.8 million. During the third quarter of 2002, we reduced operating costs to bring the burn rate down to approximately $3 million per month, while maintaining activity and progress on core programs. On April 7, 2003 we announced steps to further reduce our burn-rate by giving working notice to substantially all of our employees, effective April 7, 2003, and scaling back all spending not related to the data analysis of HLK 213/304.

                  We anticipate that once we begin to sell HEMOLINK commercially, our operating costs will increase to include production costs associated with the manufacture of HEMOLINK. These production costs will include the cost of procuring human red blood cells, expenses associated with the manufacture of HEMOLINK (including salary and other costs associated with an expanded manufacturing workforce), ongoing regulatory compliance costs, plant and equipment amortization costs, and royalties based on the net sales of our products which are payable under a license agreement with the Canadian Department of National Defense. Under this agreement, we would be required to pay royalties at rates based upon the net selling price of any products which may be produced which embody these licensed technologies, as well as a percentage of any consideration received for sub-licensing such technologies. We also have the right to commute future royalties payable under this agreement by paying the greater of $4 million or an amount equal to five times the previous year's royalties.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

      INVENTORY

                  We value our inventory at the lower of cost to acquire the asset and the cost that would be incurred to replace the asset. In preparation for commercial manufacturing our inventory value will increase and management will be required to estimate the usefulness and carrying value of higher inventory amounts.

      PATENTS AND TRADEMARKS

                  Patent and trademark costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their economic life, which is estimated to be 17 years. Management annually reviews the carrying value of our patents and trademarks and writes down the costs associated with a specific patent when the value is determined to be impaired.

      CAPITAL ASSETS

                  Capital assets are recorded at cost, less accumulated amortization and related investment tax credits. Amortization commences when capital assets are available for use and is provided using the straight-line method. Assets under construction or validation for commercial purposes are not amortized until available for use.

      RESEARCH AND DEVELOPMENT COSTS

                  Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless a development project meets Canadian generally accepted accounting criteria for deferral and amortization. No development costs have been deferred to date.

      DEFERRED DEBT ISSUE COSTS

                  Deferred debt issue costs represent the costs related to the establishment of our credit facilities. The costs are being amortized using the straight-line method over the expected term of the facility. Upon early termination of a credit facility, the unamortized balance of debt issue costs is written off.

      STOCK-BASED COMPENSATION

                  On January 1, 2002, we adopted the recommendations of "Stock-Based Compensation and Other Stock-Based Payments", issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. We have two stock-based compensation plans, which are described in note 7 to our consolidated financial statements. Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized, however, pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to share capital.

      USE OF ESTIMATES

                  The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include reserves for amounts receivable and inventories, and the useful lives of long-lived assets.

         A.       RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002 AND 2001

      NET LOSS

                  Our net loss increased from $38.6 million or $0.98 per share for the year ended December 31, 2001 to $54.8 million, or $1.23 per share for the year ended December 31, 2002, an increase of $16.2 million. This increase resulted from the following:

                  During the year we amortized and wrote off approximately $7.2 million in deferred charges related to the termination of our $35 million senior and $12.5 million subordinate credit facilities, of which approximately $2.9 million related to the valuation or amortization of warrants at the time of amendment or termination; and approximately $5.4 million of the net loss increase resulted from higher operating expenses from increased activities associated with our clinical and regulatory programs during the year. The remaining net loss increase of approximately $3.6 million resulting from lower interest income and a foreign exchange translation loss of $0.2 million compared to a gain of $1.0 million in 2001.

      OPERATING EXPENSES

                  Our operating expenses consist of research and development expenses, administration, marketing and communication and business development expenses. In 2002, support services have been segregated from administration expenses on the Statements of Loss and Deficit due to the significant cost increase in relation to the growth of the business.

                  Research and development expenses are comprised of scientific and process development expenses, and regulatory and clinical expenses. Scientific and process development expenses include expenses incurred in connection with basic and applied research, including all pre-clinical trial activity, the optimizing of the manufacturing process and the costs of producing HEMOLINK for clinical trials. Regulatory and clinical expenses are comprised of costs associated with our ongoing and planned clinical trials and our current and planned regulatory development.

                  Administration expenses are comprised of executive management and administrative costs, including all costs related to being a public registrant in the U.S. and Canada, as well as human resource development costs.

                  Beginning this year, support services includes the cost of information technology, security, materials management, purchasing and U.S. operational support.

                  Total operating expenses for the year ended December 31, 2002 increased to $47.2 million from $42.4 million for the year ended December 31, 2001, an increase of 11%. The increase in operating expenses resulted from increased activities associated with our clinical and regulatory programs during the year. The increase in clinical and regulatory costs are a result of additional clinical grant payments, data management fees, hiring of in-house clinical research associates to replace external Clinical Research Organization, or CRO, costs and increased travel costs related to the ongoing trials. Marketing and business development, administration, and support service expenses initially all increased during the first half of the year, but then decreased significantly in the second half of the year as a result of our expense reduction measures initiated in the second quarter of 2002. Overall, with the exception of support services, these expenses increased only slightly year over year.

      SCIENTIFIC AND PROCESS DEVELOPMENT EXPENSES

                  Scientific and process development expenses decreased from $18.4 million for the year ended December 31, 2001 to $15.3 million for the year ended December 31, 2002, a decrease of 17%. This decrease was primarily due to reduced personnel expenses associated with our pilot manufacturing facility.

      REGULATORY AND CLINICAL EXPENSES

                  Regulatory and clinical expenses increased from $11.8 million for the year ended December 31, 2001 to $17.2 million for the year ended December 31, 2002, an increase of 46%. The increase in clinical and regulatory costs are a result of additional clinical grant payments, data management fees, hiring of in-house clinical research associates to replace external CRO costs and increased travel costs related to the ongoing trials.

      ADMINISTRATION EXPENSES

                  Administration expenses increased from $5.1 million for the year ended December 31, 2001 to $6.1 million for the year ended December 31, 2002, an increase of 5%. This increase was due primarily to increased costs associated with property and liability insurance and a significant increase in directors and officers insurance resulting from our listing on NASDAQ.

      MARKETING AND BUSINESS DEVELOPMENT EXPENSES

                  Marketing and business development expenses increased from $5.6 million for the year ended December 31, 2001 to $6.0 million for the year ended December 31, 2002, an increase of 7%. This increase was primarily due to the hiring of medical science liaisons, medical education, symposia participation and communication programs focused within the medical community.

      INTEREST INCOME

                  Interest income decreased from $3.5 million for the year ended December 31, 2001 to $0.8 million for the year ended December 31, 2002, a decrease of 77%. The decrease in interest income was due to lower balances in cash and cash-equivalents, and short-term investments coupled with lower interest rates. We expect interest expenses to increase significantly in future periods as we will drawdown funds under our $20 million credit facility.

      AMORTIZATION AND WRITE-OFF OF DEFERRED CHARGES

                  Amortization of deferred charges increased from $0.4 million for the year ended December 31, 2001 to $1.6 million for the year ended December 31, 2002. Approximately $0.9 million of the $1.6 million related to the new $20 million credit facility which we entered into in October 2002. The remaining $0.7 million related to amortization of deferred charges related to the $35 million senior and $12.5 million subordinate credit facilities which were terminated in 2002. In connection with the termination of our $35 million senior and $12.5 million subordinate credit facilities, we had amortized $0.7 million and wrote off approximately $6.5 million in deferred charges during the year, of which approximately $2.1 million related to the valuation of warrants at the time of amendment. The remaining amount related to commissions, set up and legal fees.

YEARS ENDED DECEMBER 31, 2001 AND 2000

      NET LOSS

                  Our net loss increased from $27.6 million or $0.88 per share for the year ended December 31, 2000 to $38.6 million or $0.98 per share for the year ended December 31, 2001, an increase of $11.0 million. This increase resulted from significantly higher operating expenses in 2001.

      OPERATING EXPENSES

                  Total operating expenses increased from $30.7 million for the year ended December 31, 2000 to $42.4 million for the year ended December 31, 2001, an increase of 39%. Total spending was somewhat lower than expected due to lower than projected patient enrolment in our clinical trial program.

                  Increases for the year are attributed to increased personnel and related costs, consulting costs associated with manufacturing expansion and our clinical/regulatory program, and increased expenditures in medical education and communication.

      MARKETING AND BUSINESS DEVELOPMENT EXPENSES

                  Marketing and business development expenses increased from $3.4 million for the year ended December 31, 2000 to $5.6 million for the year ended December 31, 2001, an increase of 65%. This increase was primarily due to the hiring of experienced and qualified personnel, increased market research, and medical education and communication programs in preparation for product launches in key markets.

      SCIENTIFIC AND PROCESS DEVELOPMENT EXPENSES

                  Scientific and process development expenses increased from $15.4 million for the year ended December 31, 2000 to $18.4 million for the year ended December 31, 2001, an increase of 20%. This increase was primarily due to increased personnel expenses associated with the scale-up of our pilot manufacturing facility to an annual production capacity of approximately 25,000 units and expenses related to the new commercial facility under construction.

      REGULATORY AND CLINICAL EXPENSES

                  Regulatory and clinical expenses increased from $8.0 million for the year ended December 31, 2000 to $11.8 million for the year ended December 31, 2001, an increase of 47%. This increase was due to additional personnel and various consulting services needed to support our medical and clinical activities. As our clinical trials in the U.S. progress, we expect our regulatory and clinical expenses to increase substantially.

      ADMINISTRATION EXPENSES

                  Administration expenses include our executive, financial, corporate development, and human resource functions as well as the costs of various corporate services. Corporate services includes the costs of information technology and support, security, materials management and purchasing, including hemoglobin sourcing.

                  Administration expenses increased from $3.9 million for the year ended December 31, 2000 to $6.7 million for the year ended December 31, 2001, an increase of 72%. This increase was due primarily to increased headcount and related recruitment costs and significant increases in insurance costs related to the construction of our new facility and directors and officers liability. We also realized various increases associated with becoming a U.S. securities registrant. Certain costs related to corporate services were reflected in Scientific and Process Development expenses in prior years.

      INTEREST INCOME

                  Interest income increased from $3.1 million for the year ended December 31, 2000 to $3.5 million for the year ended December 31, 2001. The increase in interest income was due to substantially higher balances in cash and cash-equivalents, reflecting the completion of a financing in March 2001 in which we raised gross proceeds of approximately $108.7 million. We expect interest expenses to increase significantly in future periods as we make drawdowns under our credit facilities.

      AMORTIZATION OF DEFERRED CHARGES

                  We commenced amortization of deferred cash and non-cash costs in 2001 related to the debt financing for the new manufacturing facility. Amortization in 2001 totaled $360,000.

QUARTERLY FINANCIAL DATA FOR THE YEAR

                                       2002                                      2001
                            Q1        Q2        Q3         Q4        Q1         Q2       Q3        Q4
---------------------------------------------------------------------------------------------------------
(thousands of dollars)    3/30/02   6/30/02   9/30/02   12/31/02   3/31/01   6/25/01   9/29/01   12/31/01
---------------------------------------------------------------------------------------------------------
REVENUE                         0         0         0          0         0         0         0          0
---------------------------------------------------------------------------------------------------------
Loss from operations      (11,617)  (15,476)   (9,632)   (10,454)  (10,134)  (11,111)  (10,317)   (10,887)
---------------------------------------------------------------------------------------------------------
Net loss for the          (11,749)  (19,923)  (11,754)   (11,408)   (6,922)  (14,042)   (6,865)   (10,748)
period
---------------------------------------------------------------------------------------------------------
Net loss for the             0.29      0.47      0.26       0.26      0.20      0.35      0.17       0.26
period per
common share
---------------------------------------------------------------------------------------------------------

         B.       LIQUIDITY AND CAPITAL RESOURCES

                  As of December 31, 2002 we had $17.6 million of cash and cash-equivalents. Cash held in escrow in the amount of $5 million represents our proportionate share of the cash balance of a joint venture. The cash is currently not available for use by us and is offset by debentures payable in the same amount. We raised gross proceeds of approximately $22.0 million in April 2002 from a public offering of our common shares in Canada. Share issue costs associated with this offering were approximately $2.8 million, of which $0.7 million was non-cash and related to the valuation of common shares issued to the underwriters as fees. We also successfully obtained a $20 million credit facility through the Bank of Nova Scotia in October 2002. This credit facility will provide sufficient cash resources to support ongoing clinical studies and to commission our new manufacturing facility. This credit facility replaced our terminated senior and subordinate credit facilities. We have not drawn down any funds from the $20 credit facility as of December 31, 2002, but drew down $10 million in February 2003, $3 million in June 2003, with the remaining $7 million to be drawn down by August 2003. For more information regarding the credit facility see Item 4.B. "Information on the Company-Business Overview-Credit Facility."

                  Our investment policy is to invest our excess cash in short-term government securities and in at least R-1 mid-rated investment grade corporate commercial papers as determined by the Dominion Bond Rating Service to ensure liquidity and preservation of capital. We have a significant exposure to the U.S. dollar as a significant proportion of our operating expenses arise from conducting clinical trials in U.S. hospitals. We have maintained a significant portion of our cash and short-term investments in U.S. dollar denominated instruments as a natural hedge to this exposure. In addition, we periodically enter into forward foreign exchange rate contracts to fix a portion of our U.S. dollar expenses. We currently expect that our cash resources (including our $20 million credit facility) will be sufficient to fund anticipated operating and capital expenditures through the end of 2003. Our ability to continue as a going concern after this point is dependent upon our ability to secure additional financing. We are pursuing various equity and non-equity financing alternatives. We are hopeful that we will successfully conclude one or more of these transactions. However, the successful conclusion of these transactions cannot be predicted at this time. Should these efforts be unsuccessful, there will be substantial doubt about the our ability to continue as a going concern.

                  In December 2002, Hemosol Research Corporation Inc., or "HRC", a wholly-owned subsidiary of ours, entered into a joint venture with a third party with the intent to negotiate terms of a strategic investment for the purpose of funding our research and development pipeline and pre-clinical programs. A new company, 1555195 Ontario Inc., was incorporated and the third party deposited $10 million cash in escrow in 1555195 Ontario Inc. in exchange for debentures. Our proportionate share of the cash and debentures has been included in the consolidated financial statements. The debentures are due on demand any time after January 15, 2003 and HRC has the right to prepay the debentures without penalty any time after January 15, 2003. The debentures have a maturity date of December 30, 2003 and bear interest at 10% per annum, compounded annually and due on maturity. On April 10, 2003 final terms had not been agreed upon, as a result the third party issued a demand notice for debenture repayment in the amount of $10 million. The debenture was repaid and we anticipate that the joint venture will be dissolved.

     CAPITAL EXPENDITURES

                  We incurred a total of $30.4 million in capital expenditures during 2002. Of this, $28.9 million related to the new manufacturing facility and $1.5 million related to production equipment, information technology and various lab equipment expenditures. This brings total capital assets net of depreciation to $88.9 million at December 31, 2002, of which $84.7 million relates to the new manufacturing facility.

     NEW MANUFACTURING FACILITY

                  The construction of our new 120,000 square-foot manufacturing facility and corporate headquarters in Mississauga, Ontario is proceeding on schedule. On December 15, 2001 we moved our offices and labs to this location. Construction of this 300,000 unit facility was completed in the first quarter of 2003. The site has the potential for expanding production capacity to 600,000 units per year. We expect that the total cost of constructing, commissioning and validating this facility will be approximately $90.0 million, of which approximately $85.8 million has been expended as at December 31, 2002.

                  As noted above, on October 25, 2002 we entered into a $20 million credit facility agreement with The Bank of Nova Scotia to finance a portion of the construction costs of our new manufacturing facility and to fund general operating expenses. Our new manufacturing facility is being constructed pursuant to two separate fixed-price contracts. The first contract provided for the design and construction of the base building and the fit-up of the warehouse, offices and laboratories. The second contract provides for the design, procurement and construction of the specialized process equipment and the utilities servicing the process equipment and the process area. These two fixed-price contracts total

$72.9 million, with the remainder of the total cost of $90 million being direct and indirect owner costs.

                  We do not have any material commitment for corporate expenditures other than the construction of our new manufacturing facility.

     PATENTS AND TRADEMARKS

                  As at December 31, 2002 we recorded $0.3 million in additions to our patent and trademark assets. The majority of this relates to patent registration and legal fees associated with active patents and trademarks.

         C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

                  During our last four fiscal years, we have allocated a substantial amount of our research and development budget towards developing HEMOLINK. The balance of our research and development budget has been allocated to other pipeline products under development. Total research and development expenses for HEMOLINK were approximately $20.8 million, $27.3 million and $29.5 million for the fiscal years ended December 31, 2000, 2001 and 2002 respectively. We anticipate that our research and development expenses for HEMOLINK will increase significantly in the near term as we conduct clinical trials of HEMOLINK in the U.S. and continue to pursue regulatory approval in the U.S. and U.K. Total research and development expenses for other products under development were approximately $2.6 million, $2.9 million and $2.9 million for the fiscal years ended December 31, 2000, 2001 and 2002, respectively. We anticipate that our research and development expenses for other products under development will increase in the future as we continue the development of these products through pre-clinical studies and initial clinical trials.

         D.       TREND INFORMATION

                  See Item 4.A. "Information on the Company-History and Development of the Company-Recent Developments."

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A.       DIRECTORS AND SENIOR MANAGEMENT.

                  The following tables set forth the names and municipalities of residence, the position held with us and the principal occupation during the preceding five years of each of our directors and executive officers.

DIRECTORS

NAME, MUNICIPALITY OF RESIDENCE
      AND OFFICE HELD                       PRINCIPAL OCCUPATION            PERIOD OF SERVICE
---------------------------------     ----------------------------------    -----------------
Edward K. Rygiel,                     Executive Chairman MDS Capital        Since 1987
Toronto, ON                           Corp. (a health related venture
Chairman of the Board and             capital firm) and Executive Vice
Director                              President, MDS Inc. (a health and
                                      life sciences company)

---------------------------------     ----------------------------------    -----------------



George W. Masters,                    Chairman, Yorkton Biocatalyst         Since 1989
Church Point, NS                      Inc. (a venture capital and
Vice-Chairman of the Board and        management services company);
Director                              prior thereto Vice Chairman and
                                      Chief Executive Officer Seragen
                                      Inc. (a biopharmaceutical
                                      company) and prior thereto Chief
                                      Executive, Officer Verax Corp.
                                      (a healthcare company)

John W. Kennedy*,                     President and Chief Executive         Since 1998
Oakville, ON                          Officer; prior thereto Vice
President, Chief Executive            President, Marketing, Serono
Officer and Director                  Laboratories (a healthcare
                                      company)

Mitchell J. Kostuch,                  President, SB Capital                 Since 1987
Toronto, ON                           Corporation (a venture capital
Director                              investment firm) prior thereto,
                                      President, NAVF II Liquidating
                                      Trust c/o North American
                                      Ventures Management II Ltd. (a
                                      venture capital investment and
                                      funds management company)

R. Ian Lennox,                        President and Chief Executive         Since 1997
Oakville, ON                          Officer, MDS Drug Discovery &
Director                              Development (a clinical research
                                      organization); prior thereto,
                                      President and Chief Executive
                                      Officer, Phoenix Life Sciences
                                      Inc. (a clinical research
                                      organization); prior thereto,
                                      President and Chief Executive
                                      Officer, Drug Royalty
                                      Corporation Inc. (a
                                      pharmaceutical royalty interest
                                      acquisition company); and prior
                                      thereto, President and Chief
                                      Executive Officer, Monsanto
                                      Canada Inc. (a life sciences and
                                      chemicals company)

Wilfred G. Lewitt,                    Chairman, MDS Inc. (a health and      Since 1987
Toronto, ON                           life sciences company)
Director

Edward E. McCormack, Toronto, ON      President, Almad Investments          Since 2002
Director                              Limited (a real estate
                                      investment firm); prior thereto,
                                      Chief Financial Officer and
                                      Director, Novopharm Limited.

Robert H. Painter,                    Professor Emeritus of                 Since 1990
Toronto, ON                           Biochemistry and Immunology,
Director                              Faculty of Medicine, University
                                      of Toronto

C. Robert Valeri,                     Director of Naval Blood Research      Since 1992
Marblehead, Mass. (U.S.A)             Laboratory, Boston University
Director                              School of Medicine, Professor of
                                      Medicine and Research, Professor
                                      of Surgery, Boston University
                                      School of Medicine

Nelson M. Sims,                       Corporate Director:                   Since 2001
Key West, Florida (U.S.A)             Retired Executive Eli Lilly and
Director                              Company
                                      Former President Eli Lilly
                                      Canada Inc.

OFFICERS

NAME AND MUNICIPALITY OF
      RESIDENCE                          PRESENT PRINCIPAL OCCUPATION       PERIOD OF SERVICE
---------------------------------     ----------------------------------    -----------------
Lee D. Hartwell,                      Interim Chief Executive Officer       Since 1999
Toronto, ON*                          (effective May 5, 2003) Chief
                                      Financial Officer, Vice President,
                                      Corporate Development and
                                      Secretary; prior thereto, Vice
                                      President/Chief Financial Officer,
                                      Bracknell Corp.

Dirk Alkema,                          Vice President, Operations;           Since 1994
Stayner, ON                           prior thereto, Director of
                                      Manufacturing, Langford
                                      Laboratories Ltd. (biological
                                      products)

David Bell, Oakville, ON              Vice President, Drug Discovery;       Since 1994
                                      prior thereto, Director, Stem
                                      Cell Research; prior thereto,
                                      Group Leader, Cancer Biology,
                                      BioChem Therapeutics Inc. (a
                                      healthcare company)

Michael Mathews,                      Vice President, U.S. Operations;      Since 2001
Tiverton, Rhode Island                prior thereto, President of the
                                      Blood Bank Division, Haemonetics
                                      Corporation; prior thereto,
                                      executive positions within the
                                      merged Baxter Healthcare and
                                      American Hospital Supply
                                      corporations

Lee Ann Malcolm,                      Vice President, Marketing; prior      Since 1999
Boonton, New Jersey                   thereto, principal and
                                      consultant with Genexe
                                      Biomedical Marketing Inc.

Jacquelyn Saad,                       Vice President, Organizational        Since 2002
Toronto, ON                           Development; prior thereto,
                                      Senior Vice President, Bank of
                                      America

Jan Sedgeworth,                       Vice President Regulatory Affairs     Since 2001
Oakville, ON

Michael Shannon,                      Vice President, Medical               Since 2001
Picton, ON                            Sciences; prior thereto Director
                                      General for the Laboratory
                                      Centre for Disease Control of
                                      Health Canada; prior thereto
                                      Chief Medical Advisor to the
                                      Assistant Deputy Minister of the
                                      Heath Protection Branch and
                                      Senior Advisor to the Minister
                                      of Health

* In May 2003, John Kennedy, our then President and Chief Executive Officer, took a medical leave of absence for an indeterminate period of time and Lee Hartwell, our Chief

Financial Officer, was appointed Interim Chief Executive Officer. Mr. Kennedy subsequently passed away on June 4, 2003.

     SCIENTIFIC ADVISORY BOARD

                  The scientific advisory board advises our management and our Board of Directors about scientific and medical matters. The following table sets forth the principal occupation and experience of each of the members of our scientific advisory board:

                 NAME                                      PRINCIPAL OCCUPATION AND EXPERIENCE
                 ----                                      -----------------------------------
George Biro, M.D., M.Sc., Ph.D.              Senior Scientific Consultant and Chairman of our Scientific
                                             Advisory Board

A. Gerson Greenburg, M.D., Ph.D., F.A.C.S.   Surgeon-in-Chief, The Miriam Hospital, Professor of Surgery,
                                             Brown University, Providence, Rhode Island.  Dr. Greenburg
                                             has been an active developer and investigator in many
                                             aspects of red cell substitute research

Armand Keating, M.D.                         Chief, Medical Services, Ontario Cancer Institute/Princess
                                             Margaret Hospital; Professor and Head, Department of Medical
                                             Oncology and Hematology, The Toronto Hospital, Princess
                                             Margaret Hospital and Mount Sinai Hospital; Gloria and
                                             Seymour Epstein Chair in Cell Therapy and Transplantation,
                                             University of Toronto.  Dr. Keating has published
                                             extensively in the fields of leukemia, transplantation and hemotopoiesis

Robert H. Painter, B.Sc., Ph.D., C.Chem.,    Professor Emeritus of Biochemistry and Immunology,
  FRSC (United Kingdom)                      University of Toronto and former Provost of Trinity
                                             College.  Dr. Painter is a member of our board of directors

C. Robert Valeri, M.D.                       Principal Occupation and Experience Director, Naval Blood
                                             Research Laboratory, Boston University.  Dr. Valeri is
                                             acknowledged as a pre-eminent researcher, having registered a range of FDA approved blood products for use by the U.S.
                                             Navy during his tenure as its Director.  He also serves on several U.S. government panels as well as on our Board of
                                             Directors

Richard D. Weisel, M.D.                      Chairman, Division of Cardiac Surgery, University of
                                             Toronto; Associate Director, Centre for Cardiovascular
                                             Research, The Toronto Hospital; Cardiac Surgeon, The Toronto
                                             Hospital.  Dr. Weisel has conducted very extensive research, both preclinical and clinical, on many aspects of cardiac
                                             surgery, with particular reference to preservation of the
                                             myocardium

         B.       COMPENSATION

                  The following table sets forth all annual and long-term compensation earned during the fiscal year ended December 31, 2002 by our chief executive officer and each of our four most highly compensated executive officers, other than the chief executive officer, who were serving as executive officers as of December 31, 2002. Such individuals are hereinafter collectively referred to as the "Named Executive Officers".

Summary Compensation Table

                                                               LONG TERM
                                                              COMPENSATION
                                            ANNUAL            ------------
                                        COMPENSATION(1)        SECURITIES
                                        ---------------          UNDER        ALL OTHER
      NAME AND                         SALARY    BONUS          OPTIONS      COMPENSATION
 PRINCIPAL POSITION      YEAR          ($)          ($)        GRANTED(2)        ($)
---------------------    ----        -------------------       ----------    -------------
John W. Kennedy          2002        267,800      55,000         30,000         18,000
President and CEO*       2001        260,000      65,000         30,000         14,400
                         2000        230,000     115,000         58,136          8,400

Michael Mathews(3)(4)    2002        201,600      20,000         15,000         15,600
                         2001        200,000      16,700         41,250         12,000
Vice President, U.S.
Operations

Lee Ann Malcolm(4)       2002        150,000      20,000         15,000         15,600
Vice President,          2001        144,711      29,000         15,000         11,770
Marketing                2000        111,054      39,000         52,902            Nil

Dr. David Bell(5)        2002        175,100      20,000         15,000         15,600
Vice President,          2001        170,000      34,000         15,000         12,000
Drug Development and     2000        132,200      45,000         23,407          8,400
Regulatory Affairs

Lee D. Hartwell          2002        164,800      20,000         15,000         15,600
Chief Financial          2001        160,000      32,000         15,000         12,000
Officer, Vice            2000        152,700      38,300         20,000          8,400
President, Corporate
Development and
Secretary*

* In May 2003, John Kennedy, our then President and Chief Executive Officer, took a medical leave of absence for an indeterminate period of time and Lee Hartwell, our Chief Financial Officer, was appointed Interim Chief Executive Officer. Mr. Kennedy subsequently passed away on June 4, 2003.

Notes:

(1) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus.

(2) We have not issued any stock appreciation rights or made any payouts in respect of long-term incentive plans.

(3) Michael Mathews was appointed Vice President, U.S. Operations effective August 7, 2001.

(4) Michael Mathews and LeeAnn Malcolm are paid in U.S. dollars. Accordingly, all amounts shown for Mr. Matthews and Ms. Malcolm are in U.S. dollars.

(5) Dr. Bell was appointed as our Vice President, Drug Development and Regulatory Affairs effective November 27, 2000. Prior to that time, Dr. Bell was Vice President, Scientific Affairs.

                  The following table indicates the options granted during the financial year ended December 31, 2002 to Named Executive Officers.

Option Grants During the Financial Year Ended December 31, 2002

                      COMMON      % OF TOTAL                      MARKET VALUE OF
                      SHARES        OPTIONS                        COMMON SHARES
                      UNDER       GRANTED TO        EXERCISE          ON DATE
                     OPTIONS     EMPLOYEES IN        PRICE           PRECEDING
                     GRANTED       FINANCIAL       ($/COMMON         ISSUANCE
      NAME             (#)           YEAR            SHARE)            ($)              DATE OF EXPIRY
----------------     -------     ------------      ---------      ----------------      --------------
John W. Kennedy*     30,000          4.11%           $2.26            $2.26              Dec. 16, 2012
Michael Mathews      15,000          2.05%           $2.26            $2.26              Dec. 16, 2012
LeeAnn Malcolm       15,000          2.05%           $2.26            $2.26              Dec. 16, 2012
Dr. David Bell       15,000          2.05%           $2.26            $2.26              Dec. 16, 2012
Lee Hartwell*        15,000          2.05%           $2.26            $2.26              Dec. 16, 2012

* In May 2003, John Kennedy, our then President and Chief Executive Officer, took a medical leave of absence for an indeterminate period of time and Lee Hartwell, our Chief Financial Officer, was appointed Interim Chief Executive Officer. Mr. Kennedy subsequently passed away on June 4, 2003.

                  The following table indicates the options exercised during the financial year ended December 31, 2002 by each of the Named Executive Officers and the value of options unexercised at year end.

Aggregate Options Exercised During the Financial Year Ended December 31, 2002 and Financial Year End Option Values

                                                                            VALUE OF UNEXERCISED
                                                                               IN-THE-MONEY
                                                        UNEXERCISED         OPTIONS AT FINANCIAL
                      COMMON SHARES    AGGREGATE         OPTIONS AT             YEAR END(1)
                       ACQUIRED ON       VALUE        FINANCIAL YEAR END          ($)
                        EXERCISE        REALIZED       (#) EXERCISABLE /       EXERCISABLE/
      NAME                (#)             ($)            UNEXERCISABLE         UNEXERCISABLE
----------------      -----------      ---------      -------------------   --------------------
John W. Kennedy*          Nil             Nil            219,278/93,098           Nil / Nil
Michael Mathews           Nil             Nil             13,736/42,514           Nil / Nil
Lee Ann Malcom            Nil             Nil             32,248/60,654           Nil / Nil
Dr. David Bell            Nil             Nil             57,652/41,155           Nil / Nil
Lee Hartwell*             Nil             Nil             61,994/63,006           Nil / Nil

* In May 2003, John Kennedy, our then President and Chief Executive Officer, took a medical leave of absence for an indeterminate period of time and Lee Hartwell, our Chief Financial Officer, was appointed Interim Chief Executive Officer. Mr. Kennedy subsequently passed away on June 4, 2003.

Note:

(1) Based upon the $2.09 closing price of our common shares on the Toronto Stock Exchange on December 31, 2002.

DIRECTORS' COMPENSATION

                  Directors generally are compensated for their services through a combination of retainer fees and meeting attendance fees. Directors receive an annual retainer fee of $10,000 and an attendance fee of $750 for each meeting of the Board of Directors. In addition, committee members are paid $2,000 per annum. Any member of the Board of Directors who is also an executive officer of our company does not receive compensation as a director of our company. During the year ended December 31, 2002, an aggregate of $242,591 was paid on account of directors' compensation. Directors are reimbursed for expenses incurred to attend meetings of the Board of Directors and committees. As members of our Scientific Advisory Board, Messrs. Painter and Valeri each received $1,000 per month from us in connection with their work as members of the Scientific Advisory Board. Historically, each director was awarded 5,000 options upon joining the Board of Directors and all directors were awarded an additional 5,000 options in 2000. Each of Messrs. Sims and McCormack were awarded 10,000 options each upon joining the Board of Directors. Mr. Sims joined in May 2001 and Mr. McCormack joined in December 2002. For the year ended December 31, 2002, 8000 options were awarded to each of Messrs. Masters, Kostuch, Painter, Valeri and Sims. Future option grants to the directors will be reviewed in the context of overall corporate performance.

                  We also maintain liability insurance for our directors and officers. An aggregate annual premium of approximately $620,235 was paid by us for such insurance and no part of the premium was paid by our directors or officers. The aggregate insurance coverage under the policy is limited to $30 million per year. We are liable to reimburse the insurer $250,000 for each claim made under the policy.

COMPENSATION

                  The following table sets forth the compensation we paid to all of our directors and executive officers as a group for the year ended December 31, 2002.

                                                                                PENSION,
                                                    SALARIES, FEES,            RETIREMENT
                                                      COMMISSIONS              AND OTHER
                     NAME                             AND BONUSES          SIMILAR BENEFITS
-----------------------------------------------     ---------------        ----------------
All directors and officers as a group
 (19 persons)..................................     $  2,484,417.68          $ 118,051.24

         C.       BOARD PRACTICES

                  Reference is made to Item 6.A. "Directors, Senior Management and Employees-Directors and Senior Management" for information regarding the periods during which our directors and senior management have served in such capacities.

                  Each member of our Board of Directors is elected to serve until his successor is elected at the next annual meeting of shareholders or until his earlier death, resignation or removal as provided in our bylaws.

                  None of our directors is a party to any service contracts with us or any subsidiaries providing for benefits upon termination of employment.

                  The Board of Directors has the following standing committees:

    - AUDIT COMMITTEE, the current members of which are Mitchell J. Kostuch (Chairman), George W. Masters, Nelson M. Sims and Edward E. McCormack;

    - CORPORATE GOVERNANCE AND NOMINATING COMMITTEE, the current members of which are Wilfred G. Lewitt (Chairman) and Edward K. Rygiel;

    - HUMAN RESOURCES AND COMPENSATION COMMITTEE, the current members of which are Edward K. Rygiel (Chairman), George W. Masters and R. Ian Lennox;

    - RESEARCH AND REGULATORY COMMITTEE, the current members of which are George W. Masters (Chairman), Robert H. Painter and C. Robert Valeri;

    - ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE, the current members of which are Mitchell J. Kostuch (Chairman) and Robert H. Painter;

    - FINANCE COMMITTEE, the current members of which are Wilfred G. Lewitt (Chairman), Mitchell J. Kostuch and R. Ian Lennox; and

    - MARKETING COMMITTEE, the current members of which are Nelson M. Sims (Chairman) and R. Ian Lennox.

AUDIT COMMITTEE

                  Our Audit Committee is composed of four unrelated directors. Its mandate is to review the financial statements, including the format and content of the statements before submission to the Board of Directors, to review the adequacy of our internal control procedures, and to approve the external audit program and assess the results thereof with management and the auditors. In fulfilling its mandate, in addition to meeting jointly with management and the auditors, the committee meets independently with the auditors.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

     COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

                  The Human Resources and Compensation Committee of the Board of Directors during the most recently completed financial year was comprised of three non-employee directors as well as John W. Kennedy, our former President and CEO. Its members were Edward K. Rygiel (Chairman), George W. Masters, R. Ian Lennox and John W. Kennedy.

     REPORT ON EXECUTIVE COMPENSATION

                  The Human Resources and Compensation Committee's responsibilities include the determination of our overall salary objectives in addition to determining the compensation of our executive officers. In establishing salary objectives for executive officers, the Human Resources and Compensation Committee seeks to accomplish the following goals:

         (a) motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

         (b) recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology companies; and

         (c) align the interests of executive officers with the long-term interests of shareholders through participation in our Amended and Restated Stock Option Plan.

                  Currently, our executive compensation package consists of the following components: base salary; annual incentive bonuses; and long-term incentives in the form of stock options.

                  Base salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual's experience and past performance, as well as by reference to the competitive marketplace for management talent at other publicly held, development-stage biotechnology companies. The Human Resources and Compensation Committee refers to industry, local and national surveys, prepared for the most part by independent consultants.

                  The Board of Directors approves annual corporate objectives and these, along with personal performance goals, are used by the Human Resources and Compensation Committee for the purpose of determining annual incentive bonuses, giving due consideration to our stage of development. At the end of each year, actual performance against these objectives and goals is measured. The assessment of whether our corporate objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of our research and development projects, corporate alliances and similar relationships. The maximum bonus for any executive officer other than the CEO has been set at 35% of base salary. Bonus payments at this level would reflect extraordinary personal achievement and our attainment of all corporate objectives for the year under review.

                  A portion of executive compensation is aligned with growth in share value. Stock options are awarded to executive officers at the commencement of employment and annually on meeting individual objectives. Options are granted to reward individuals for current performance, expected future performance and value to us.

                  The principles described above apply to the determination of the compensation of all executive officers, including the CEO. The Human

Resources and Compensation Committee acts alone when considering the compensation of the CEO; however, the CEO assists the Human Resources and Compensation Committee in assessing the performance of all other executive officers.

                  The Human Resources and Compensation Committee reports and makes recommendations to the Board of Directors with respect to compensation.

CORPORATE GOVERNANCE

                  In February 1995, the Toronto Stock Exchange approved a report of its committee on corporate governance, including a recommendation that companies incorporated in Canada and listed on the Toronto Stock Exchange be obligated to respond to the fourteen guidelines set out in the report. Our Board of Directors has reviewed these guidelines and believes that its corporate governance practices continue to be generally consistent with those set out in the report of the Toronto Stock Exchange's committee on corporate governance.

                  Details of the our corporate governance practices and the responsibilities of our Board of Directors, with reference to the report's guidelines, are addressed below.

                      GUIDELINE                                                   OUR PRACTICE
                      ---------                                                   ------------
1.       The    Board    should    explicitly    assume
responsibility for stewardship of the corporation,  and
specifically:

     (i)      adopt a strategic planning process,              A strategic planning process is in effect and at least
                                                               one Board meeting each year is set aside to review
                                                               strategic planning.  Additionally, strategic issues are
                                                               reviewed from time to time by the Board.

     (ii)     identify principal risks of the business         The principal risks to the our business are identified in
              and implement systems of risk management,        the Annual Information Form filed by us under the heading
                                                               "Narrative Description of the Business - Risk Factors".
                                                               Senior management actively addresses these risks, and the
                                                               Board, at its regular meetings, receives and reviews
                                                               reports from management on its assessment and management
                                                               of these risks.

     (iii)    provide for succession planning,                 The CEO has, pursuant to the Board's instruction,
              including appointing, training and               developed a succession plan for senior management which
              monitoring senior management,                    has been approved by the Board.  Succession planning with
                                                               respect to senior management is a continuing
                                                               responsibility of the CEO, involving participation by the
                                                               Human Resources and Compensation Committee of the Board.
                                                               Senior management is responsible for the evaluation and
                                                               succession planning of positions reporting to them.

     (iv)     communications policy,                           Our public disclosure is designed such that required,
                                                               effective and timely communication about our business is
                                                               made available to shareholders, members of the public and
                                                               media.  We routinely obtain expert external advice to
                                                               assist in effective and proper disclosure.

     (v)      the integrity of the Company's internal          Senior management has the primary responsibility for the
              control and management information               our internal controls and management information
              systems.                                         systems.  Through the Audit Committee of the Board, which
                                                               meets with our external auditors, the Board assesses the
                                                               strength of these controls.

2.       The Board should be constituted with a                For the purpose of the report, an unrelated director is
majority of individuals who qualify as unrelated               one who is independent of management and free from any
directors.                                                     interest and any business or other relationship which
                                                               could, or could reasonably be perceived to, materially
                                                               interfere with the director's ability to act in the best
                                                               interests of the corporation, other than interests or
                                                               relationships arising from shareholding.

                                                               The Board consists of nine directors.  These nine
                                                               directors are unrelated within the meaning of the report,
                                                               and accordingly the Board is constituted with a majority
                                                               of unrelated directors.  We consider the two members of
                                                               the Scientific Advisory Board, who are also directors,
                                                               not to be related directors, in that the consideration
                                                               received by them as members of the Scientific Advisory
                                                               Board is not material.

3.       In the case of a corporation with a                   The report defines a significant shareholder as "a
significant shareholder, disclose whether the Board is         shareholder with the ability to exercise a majority of
constituted with the appropriate number of directors           the votes for the election of the board of directors".
which are not related to either the corporation or the         We do not have a significant shareholder.  However, three
significant shareholder.                                       of our directors are employed by other corporations which
                                                               hold an aggregate of approximately 17.33% of our
                                                               outstanding common shares.

4.       Appoint a committee of directors composed             Our Corporate Governance and Nominating Committee (see
exclusively of outside, i.e. non-management directors,         description of Corporate Governance and Nominating
a majority of whom are unrelated directors,                    Committee under guideline number nine) is responsible for
responsible for the appointment and assessment of              nominating individuals for consideration by the Board as
directors.                                                     directors.  This committee does not have formal
                                                               responsibility for the assessment of individual directors
                                                               following their appointment to the Board.
5.       Implement a process for assessing the                 See description of Corporate Governance and Nominating
effectiveness of the Board, its committees and                 Committee under guideline number nine.
individual directors.

6.       Provide an orientation and education program          We do not have a formal orientation and education program
for new directors.                                             for new directors.  However, with two exceptions, all of
                                                               the current directors have been members of the Board for
                                                               several years and are well versed in our business.  The
                                                               most recent directors obtained a thorough orientation
                                                               prior to their appointments.

7.       Examine the size of the Board, with specific          The Board presently consists of ten members with varying
reference to its effectiveness.                                business and scientific backgrounds, suitable to our
                                                               interests.  Its size and composition are subject to
                                                               periodic review by the Corporate Governance and
                                                               Nominating Committee.  The Board believes that as
                                                               presently constituted, effective decision-making is
                                                               facilitated.

8.       Review compensation of directors in light of          The Human Resources and Compensation Committee has a
risks and responsibilities.                                    mandate to review and recommend to the Board

                                                               directors' remuneration. Remuneration was first paid to our directors in 1994, based on several factors, including time commitments and emoluments to directors of similar
                                                               organizations.

9.       Committees should generally be composed of            We have seven standing committees, as follows:
only outside directors, a majority of whom are
unrelated directors.                                           The Audit Committee is composed of four unrelated
                                                               directors.  Its mandate is to review the financial
                                                               statements, including the format and content of the
                                                               statements before submission to the Board, to review the
                                                               adequacy of our internal control procedures, and to
                                                               approve the external audit program and assess the results
                                                               thereof with management and the auditors.  In fulfilling
                                                               its mandate, in addition to meeting jointly with
                                                               management and the auditors, the committee meets
                                                               independently with the auditors.

                                                               The Human Resources and Compensation Committee is
                                                               composed of a majority of unrelated directors. It reviews
                                                               our overall compensation program and corporate succession
                                                               plans at the senior management level.  It has
                                                               responsibility for reviewing and recommending to the
                                                               Board, for its approval, the compensation programs for
                                                               both senior management and directors.  Its mandate also
                                                               includes reviewing management compensation policies and
                                                               benefits and reviewing the overall quality of our human
                                                               resources program.

                                                               The Corporate Governance and Nominating Committee is
                                                               composed of two unrelated directors.  Its mandate is to
                                                               recommend effective governance systems for us and to
                                                               advise the Board on the application of existing corporate
                                                               governance principles, to assess the effectiveness of the
                                                               Board and to assess, review and recommend nominees for
                                                               directorships.  It is also responsible for administering
                                                               the Board's relationship with management and acting as a
                                                               forum for governance issues and related concerns of any
                                                               director.

                                                               The Finance Committee is composed of three unrelated
                                                               directors.  Its mandate is to review all proposed
                                                               financing arrangements and to provide recommendations to
                                                               the Board on all material financial matters relating to
                                                               us.

                                                               The Marketing Committee is composed of a majority of
                                                               unrelated directors.  Its mandate is to ensure that our
                                                               marketing efforts are appropriately directed and
                                                               resourced for success in a competitive market.  The
                                                               marketing committee assumes responsibility for reviewing
                                                               and approving: the annual marketing plan; ongoing plan
                                                               adjustments (if required); the marketing management
                                                               succession plan; and the marketing resource allocation
                                                               (people and budget).

                                                               The Clinical and Regulatory Committee is composed of
                                                               three unrelated directors.  It is responsible for
                                                               directing our research programs to the Scientific
                                                               Advisory Board for review.  It assists us in monitoring
                                                               appropriate

                                                               processes for the review and approval of the
                                                               clinical development program.  It also reports any
                                                               concerns or issues relating to either our research or
                                                               clinical development programs to the Board.

                                                               The Environmental Health and Safety Committee is composed
                                                               of two unrelated directors.  Its mandate is to monitor
                                                               our written environmental policy and to oversee the
                                                               environmental protection program which addresses issues
                                                               such as compliance with environmental laws and regular
                                                               reporting procedures.  Its mandate also includes a
                                                               reporting procedure whereby any environmental concerns,
                                                               including spills and discharges, are brought to the
                                                               attention of the Board.

                                                               In addition to its formal committees, the Board also
                                                               strikes committees on an ad hoc basis to address specific
                                                               requirements and we also assign responsibility to
                                                               individual Board members to act as liaison, between the
                                                               Board as a whole and management, in specific areas,
                                                               including ethics.

10.      Assume or assign responsibility for corporate         See description of the Corporate Governance and
governance issues.                                             Nominating Committee under guideline number nine.

11.      Define management's responsibilities and              The Board has the ultimate responsibility for supervising
approve corporate objectives to be met by the CEO.             our management.  Management brings to the attention of
                                                               the Board for discussion and direction all matters which
                                                               are outside our day-to-day operations, or which would
                                                               represent a material deviation from our business plan or
                                                               budget.  The business plan and budget are both approved
                                                               by the Board.  Additionally, the annual objectives of the
                                                               CEO are reviewed and approved by the Board.

12.      Establish structures and procedures to enable         For several years, the office of Chairman of the Board
the Board to function independently of management.  An         has been separated from that of the CEO and has been
appropriate structure would be to appoint a chairman           filled by a person who is not a member of management.
who is not a member of management.

13.      The audit committee should be composed of             See description of the Audit Committee under guideline
outside directors and its role specifically defined.           number nine.

14.      Implement a system to enable individual               In concert with their overall duties and obligations as
directors to engage outside advisors, at the Company's         directors, individual directors may engage outside
expense.                                                       advisers, at our expense, subject to approval by the
                                                               Human Resources and Compensation Committee.

         D.       EMPLOYEES

                  As at December 31, 2002, we had 147 employees. We also utilize the services of several consultants. Of our 147 employees, 19 were employed in scientific affairs, 36 were employed in clinical, medical and regulatory affairs, 59 were employed in production and 33 were employed in administration. Of these employees, 127 were based in Canada, 19 were based in the United States and 1 was based in the United Kingdom.

                   On April 7, 2003 we gave working notice to substantially all of our employees. Our full time staff will be reduced to approximately 40 employees at the end of the notice period. In the event that we resume our clinical trial program, we expect to maintain and recruit the staff required for such purposes.

         E.       SHARE OWNERSHIP

                  The following table sets forth certain information regarding the ownership of our common shares by our directors and officers as of May 1, 2003. Each of the directors listed below has furnished the information in the table below regarding share ownership by such director. The percentage of outstanding common shares is based on 46,103,784 common shares outstanding as of May 1, 2003. All options listed below are exercisable for common shares.

                                               NUMBER OF COMMON SHARES
                                                 BENEFICIALLY OWNED,
                                               DIRECTLY OR INDIRECTLY,
                                               CONTROLLED OR DIRECTED
                                                      NUMBER OF
                  NAME                          (EXCLUDING OPTIONS)          OPTIONS
-----------------------------------------      -----------------------       -------
DIRECTORS
  Mitchell J. Kostuch(1).................              29,342                 18,000
  George W. Masters(2)...................              34,786                 18,000
  Robert H. Painter(3)...................              10,192                 34,839
  C. Robert Valeri(4)....................              35,283                 34,839
  R. Ian Lennox(5).......................               3,000                 10,000
  Edward K. Rygiel(6)....................                   -                 10,000
  Wilfred G. Lewitt(7)...................                   -                 10,000
  John W. Kennedy(8).....................               7,000                352,376
  Edward E. McCormack(9).................                   -                 10,000
  Nelson M. Sims(10).....................               2,000                 18,000

OFFICERS

   Lee Hartwell(11)......................                   *                125,000
   David Bell(12)........................                   *                106,807
   Dirk Alkema(13).......................                   *                124,098
   Michael Mathews(14)...................                   *                 56,250
   Jacquelyn Saad(15)....................                   *                 45,000
   Jan Sedgeworth(16)....................                   *                 60,000
   Lee Ann Malcolm(17)...................                   *                 92,902
   Michael Shannon(18)...................                   *                 65,000

---------------------
* Owns less than 1% of the common shares outstanding as of May 1, 2003.

(1) Mr. Kostuch was granted 5,000 options at an exercise price of $7.63 per share, expiring on February 8, 2004, 5,000 options at an exercise price of $15.10 per share, expiring on February 8, 2010 and 8,000 options at an exercise price of $2.26 per share, expiring on December 17, 2012.

(2) Mr. Masters was granted 5,000 options at an exercise price of $7.63 per share, expiring on February 8, 2004, 5,000 options at an exercise price of $15.10 per share, expiring on February 8, 2010 and 8,000 options at an exercise price of $2.26 per share, expiring on February 8, 2012.

(3) Mr. Painter was granted 16,839 options at an exercise price of $1.70 per share, expiring on December 31, 2002; 5,000 options at an exercise price of $7.63 per share, expiring on February 8, 2004; 5,000 options at an exercise price of $15.10 per share, expiring on February 8, 2010 and 8,000 options at an exercise price of $2.26 per share, expiring on December 16, 2012.

(4) The common shares listed in the table above opposite Dr. Valeri's name are beneficially owned by Biomedical Innovative Technology, Inc., a corporation controlled by Dr. Valeri. Dr. Valeri was granted 16,839 options at an exercise price of $1.70 per share, expiring on December 31, 2002; 5,000 options at an exercise price of $7.63 per share, expiring on February 8, 2004; 5,000 options at an exercise price of $15.10 per share, expiring on February 8, 2010 and 8,000 options at an exercise price of $2.26 per share, expiring on December 16, 2012.

(5) Mr. Lennox purchased the common shares listed in the above table before becoming a member of management of MDS Drug Discovery & Development. Mr. Lennox was granted 5,000 options at an exercise price of $2.75 per share, expiring on July 16, 2007 and 5,000 options at an exercise price of $15.10 per share, expiring on February 8, 2010.

(6) MDS Inc. has a policy which prevents members of management who sit on the boards of directors of corporations in which MDS Inc. holds an interest from holding any shares in such corporation, unless such shares were acquired prior to their appointment to such board. Mr. Rygiel was granted 5,000 options at an exercise price of $7.63 per share, expiring on February 8, 2004 and 5,000 options at an exercise price of $15.10 per share, expiring on February 8, 2010.

(7) Mr. Lewitt was granted 5,000 options at an exercise price of $7.63 per share, expiring on February 8, 2004 and 5,000 options at an exercise price of $15.10 per share, expiring on February 8, 2010.

(8) Mr. Kennedy was granted 164,000 options at an exercise price of $2.10 per share, expiring on February 9, 2008; 36,000 options at an exercise price of $2.45 per share, expiring on April 29, 2008; 34,240 options at an exercise price of $4.60 per share, expiring on May 20, 2009; 10,431 options at an exercise price of $15.10 per share, expiring on February 8, 2010; 47,705 options at an exercise price of $15.25 per share, expiring on December 06, 2010; 30,000 options at an exercise price of $6.30 per share, expiring on December 12, 201; and 30,000 options at an exercise price of $2.26 per share, expiring on December 12, 2012.

(9) Mr. McCormack was granted 10,000 options at an exercise price of $2.26 per share, expiring on December 16, 2012.

(10) Mr Sims was granted 10,000 options at an exercise price of $15.95 per share, expiring on May 30, 2011 and 8,000 options at an exercise price of $2.26 per share, expiring on December 16, 2012.

(11) Mr. Hartwell was granted 75,000 options at an exercise price of $5.70 per share, expiring on July 14, 2009; 4,967 options at an exercise price of $15.10 per share, expiring on February 8, 2010; 15,033 options at an exercise price of $15.25 per share, expiring on December 06,2010; 15,000 options at an exercise price of $6.30 per share, expiring on December 12, 2011 and 15,000 options at an exercise price of $2.26 per share, expiring on December 16, 2012.

(12) Mr. Bell was granted 5,000 options at an exercise price of $5.60 per share, expiring on February 8, 2005; 20,000 options at an exercise price of $6.63 per share, expiring on February 7, 2006; 20,000 options at an exercise price of $2.45 per share, expiring on April 29, 2008; 8,400 options at an exercise price of $4.60 per share, expiring May 20, 2009; 3,653 options at an exercise price of $15.10 per share, expiring on February 8, 2010; 19,754 options at an exercise price of 15.25 expiring on December 6, 2010; 15,000 options at an exercise price of $6.30 per share expiring on December 12, 2011 and 15,000 options at an exercise price of 2.26 expiring on December 16, 2012.

(13) Mr. Alkema was granted 9,500 options at an exercise price of $7.63 per share, expiring on February 8, 2004; 25,000 options at an exercise price of $6.63 per share, expiring on February 7, 2006; 27,500 options at an exercise price of $2.45 per share, expiring on April 29, 2008; 10,350 options at an exercise price of $4.60 per share, expiring May 20, 2009; 4,053 options at an exercise price of $15.10 per share, expiring on February 8, 2010; 14,095 options at an exercise price of 15.25 per share, expiring December 6, 2010; 15, 000 options at an exercise price of 6.30 per share, expiring December 11, 2011 and 15,000 options at an exercise price of 2.26 per share, expiring December 16, 2012.

(14) Mr. Mathews was granted 5,000 options at an exercise price of $15.80 per share, expiring on February 7, 2011; 30,000 options at an exercise price of $4.55 per share, expiring on September 23, 2011; 6,250 options at an exercise price of $6.30 per share expiring December 12, 2011; and 15,000 options at an exercise price of 2.26, expiring on December 16, 2012.

(15) Ms. Saad was granted 30,000 options at an exercise price of $4.20 per share, expiring April 23, 2012 and 15,000 options at an exercise price of $2.26 per share, expiring on December 16, 2012.

(16) Ms. Sedgeworth was granted 15,000 options at an exercise price of $15.80 per share, expiring January 25, 2011; 15,000 options at an exercise price of $6.96 per share, expiring on October 24, 2011; 15,000 options at an exercise price of $6.30 per share, expiring on December 12, 2011 and 15,000 options at an exercise price of $2.26 per share, expiring on December 16, 2012.

(17) Ms. Malcolm was granted 30,000 options at an exercise price of $21.15 per share, expiring on May 31, 2010; 22,902 options at an exercise price of $15.25 per share, expiring on December 06, 2010; 15,000 options at an exercise price of $6.30 per share, expiring on December 12, 2011; 10,000 options at an exercise price of $4.20 per share, expiring on April 24, 2002 and 15,000 options at an exercise price of $2.26 per share, expiring on December 16, 2012.

(18) Mr. Shannon was granted 30,000 options at an exercise price of $11.15 per share, expiring on January 10, 2011; 15,000 options at an exercise price of $6.30 per share, expiring on December 12, 2011; 5,000 options at an exercise price of $4.20 per share, expiring on April 24, 2002 and 15,000 options at an exercise price of $2.26 per share, expiring on December 16, 2012.

INCENTIVE PLANS

     STOCK OPTION PLAN

                  We have a stock option plan under which our directors, officers, members of scientific advisory boards and full-time employees of and consultants to us and our subsidiaries may be granted non-assignable options to acquire common shares. The purpose of the stock option plan is to attract, encourage and increase the incentive for continued service of our directors, officers, employees and consultants as well as members of the scientific advisory boards by facilitating their purchase of an equity interest in us. As at December 31, 2002, of the 3,031,712 common shares reserved for issuance under the stock option plan, a total of 2,900,693 options to purchase common shares have been issued, of which 2,482,245 remain outstanding as of December 31, 2002.

                  Under the stock option plan, recipients receive, at no cost to them, options to purchase common shares within a fixed period of time and at a specific price per share. We grant options pursuant to the recommendations of the compensation committee of our Board of Directors. The compensation committee, in its sole discretion, selects the optionees to whom stock options are granted and determines the number of common shares subject to each stock option, the timing of each grant, the exercise price of each stock option, the vesting period, if any, applicable to each stock option and any other related matters, in each case in compliance with all applicable laws and regulations. The options expire 10 years from the date of issuance. Options granted prior to December 7, 2000 vest over a four-year period and options granted on or subsequent to December 7, 2000 vest over a three-year period. The exercise price of the options is the market price of the common shares on the date immediately preceding the date of the grant.

                  In addition, 530,672 options have been issued pursuant to option agreements, none of which remain outstanding as of December 31, 2002.

     EMPLOYEE STOCK PARTICIPATION PLAN

                  During 1999, we implemented an employee stock purchase plan to enable non-management employees to purchase our common shares at 90% of the then current stock price as defined in the employee stock purchase plan. The employee stock purchase plan also provides non-interest bearing loans to designated employees to be used to subscribe for common shares. Loans are repayable over a maximum three-year period. Employees shall have one year from the date on which they are notified of eligibility to participate in the employee stock purchase plan. During the years ended, respectively, December 31, 2002, and December 31, 2001, 4,150 and 33,400 common shares were issued to employees under the employee stock purchase plan for gross proceeds of approximately $45,000 in 2002 and $264,000 in 2001.

                  As a result of actions we took in June 2002 to reduce expenditures, the employee stock purchase plan was suspended, all outstanding loans with a carrying value of $226,000 were forgiven and the underlying securities collateralizing the loans (27,000 common shares) will be sold by us. The difference between the carrying value of the loans and the fair market value of the shares to be sold was $205,000, which we wrote off during the 2002.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A.       MAJOR SHAREHOLDERS

                  The following table sets forth certain information regarding the beneficial ownership of our common shares as of May 1, 2003, by each person or entity known to own beneficially more than 5% of our outstanding common shares based on information provided to us by the holders or disclosed in public filings with the Ontario Securities Commission and the United States Securities and Exchange Commission.

                                NUMBER OF BENEFICIALLY             PERCENTAGE OF
                                  AND DIRECTLY OWNED                OUTSTANDING
     NAME                            COMMON SHARES                 COMMON SHARES
     ----                       ----------------------             -------------
MDS Inc. and its
subsidiaries(1)                      11,549,897                        22.6%

(1) MDS Inc. beneficially owns: (i) directly, 6,087,982 common shares and a warrant to purchase 6,000,000 of our common shares (5,000,000 of the common shares evidenced by such warrant are currently exercisable), which, in the aggregate, constitute approximately 21.7% of our total number of issued and outstanding common shares, and (ii) indirectly, through its wholly-owned subsidiary MDS Heath Ventures (TC) Inc., 461,915 of our common shares, which constitutes approximately 1.0% of our total number of issued and outstanding common shares. MDS Inc. has sole voting and disposition power over all our common shares beneficially owned by MDS Inc.

         In addition, 1,441,306 of our common shares are held by the following entities, each of which is managed by MDS Capital Corp. and/or its affiliates (MDS Inc. owns approximately 48.4% of the equity interest in MDS Capital Corp. and the balance of the equity interest in MDS Capital Corp. is owned by institutional investors and management): (i) MDS Health Ventures Inc., which holds 252,177 common shares (MDS Inc. owns an approximate 44.5% interest in this fund;

(ii) The Health Care Biotechnology Venture Fund, which holds 488,466 common shares (MDS Capital Corp. owns an approximate 12% interest in this fund);
(iii) MDS Health Ventures (PC) Inc., which holds 752,723 common shares (MDS Inc. and MDS Capital Corp. are not investors in this entity); and (iv) Canadian Medical Discoveries Fund Inc., which holds 700,663 common shares (MDS Inc. and MDS Capital Corp. are not investors in this entity). MDS Inc. disclaims beneficial ownership of the 1,441,306 common shares held by these entities. For details regarding the warrants granted by us to MDS, see Item 4.B. "Information on the Company-Business Overview-Credit Facility."

                  As of May 1, 2003, there were 37 holders of our common shares of record registered with a United States mailing address, including banks, brokers and nominees, holding an aggregate of 8,979,498, or approximately 19.5%, of our outstanding common shares as of such date. Because these holders of record include banks, brokers and nominees, the beneficial owners of these common shares may include persons who reside outside the United States.

         B.       RELATED PARTY TRANSACTIONS

                  See Item 4.B. "Information on the Company-Business Overview-Credit Facility."

                  In 2002, MDS provided clinical trial support services. We paid MDS approximately $43,575, in 2002 for these services. The fees for these services were negotiated on an arm's-length basis.

         C.       INTERESTS OF EXPERTS AND COUNSEL.

                  Not applicable.

ITEM 8.           FINANCIAL INFORMATION

         A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

                  The Financial Statements required by this item are found in
Item 17.

     DIVIDENDS

                  We have paid no dividends to date on our common shares and do not expect that earnings will be available for the payment of dividends in the foreseeable future. If and when earnings become available, it is expected that they will be retained to finance the growth of our business and to expand our research and product development activities.

         B.       SIGNIFICANT CHANGES.

                  See Item 4.A. "Information on the Company-History and Development of the Company-Recent Developments."

ITEM 9.           THE OFFER AND LISTING

         A.       OFFER AND LISTING DETAILS

                  Our common shares are listed on the Toronto Stock Exchange under the symbol "HML" and on the Nasdaq National Market under the symbol "HMSL". Our common shares began trading on the Nasdaq National Market on March 1, 2001.

                  The following tables set forth the high and low closing price in Canadian dollars for our common shares as reported by the Toronto Stock Exchange for the periods indicated:

                                                                                      PRICE PER SHARE
                                                                                    --------------------
                                                                                     HIGH           LOW
                                                                                    ------         -----
1998
January 1 - December 31.....................................................       $ 3.60         $ 1.64

1999
January 1 - December 31.....................................................         7.55           2.90

2000
January 1 - December 31.....................................................        26.95           6.70

2001
January 1 - December 31.....................................................        18.65           4.00

2002
January 1 - December 31.....................................................         9.00           0.67

                                                                                      PRICE PER SHARE
                                                                                    --------------------
                                                                                     HIGH           LOW
                                                                                    ------         -----
2001
January 1 - March 31........................................................       $18.65         $11.10
April 1 - June 30...........................................................        16.33          13.16
July 1 - September 30.......................................................        13.96           4.00
October 1 - December 31.....................................................         7.78           4.45

2002
January 1 - March 31........................................................         9.00           4.20
April 1 - June 30...........................................................         4.70           2.10
July 1 - September 30.......................................................         2.35           0.67
October 1 - December 31.....................................................         2.90           0.88

2003
January 1 - March 31........................................................         2.89           0.56

                                                                                      PRICE PER SHARE
                                                                                    --------------------
                                                                                     HIGH           LOW
                                                                                    ------         -----
2002
December 1 - December 31....................................................        $2.58          $1.92

2003
January 1 - January 31......................................................         2.89           2.18
February 1 - February 28....................................................         2.42           2.12
March 1 - March 31..........................................................         2.30           0.56
April 1 - April 30..........................................................         0.86           0.44
May 1 - May 31..............................................................         0.90           0.55

                  The following tables set forth the high and low closing price in U.S. dollars for our common shares as reported by the Nasdaq National Market for the periods indicated:

                                                                                      PRICE PER SHARE
                                                                                   ---------------------
                                                                                    HIGH            LOW
                                                                                   ------          -----
2001
March 1 - December 31.......................................................       $10.84          $2.78

2002
January 1 - December 31.....................................................         5.64           0.42

                                                                                      PRICE PER SHARE
                                                                                    --------------------
                                                                                     HIGH           LOW
                                                                                    ------         -----
2001
March 1 - March 31..........................................................        $9.62          $8.50
April 1 - June 30...........................................................        10.84           8.50
July 1 - September 30.......................................................         9.27           2.78
October 1 - December 31.....................................................         4.97           2.85

2002
January 1 - March 31........................................................         5.64           2.67
April 1 - June 30...........................................................         2.95           1.46
July 1 - September 30.......................................................         1.64           0.42
October 1 - December 31.....................................................         1.85           0.53

2003
January 1 - March 31........................................................         1.85           0.37

                                                                                      PRICE PER SHARE
                                                                                    --------------------
                                                                                     HIGH           LOW
                                                                                    ------         -----
2002
December 1 - December 31....................................................        $1.68          $1.27

2003
January 1 - January 31......................................................         1.85           1.40
February 1 - February 28....................................................         1.61           1.39
March 1 - March 31..........................................................         1.56           0.37
April 1 - April 30..........................................................         0.61           0.31
May 1 - May 31..............................................................         0.64           0.39

                  On June 26, 2003 the closing price of our common shares on the Toronto Stock Exchange was $0.87. On June 26, 2003, the closing price of our common shares on the Nasdaq National Market was US$0.65.

         B.       PLAN OF DISTRIBUTION.

                  Not applicable.

         C.       MARKETS.

                  Our common shares are listed on The Toronto Stock Exchange under the symbol "HML", and on the NASDAQ National Market under the symbol "HMSL". Our warrants are listed for trading on the Toronto Stock Exchange.

         D.       SELLING SHAREHOLDERS.

         Not applicable.

         E.       DILUTION.

         Not applicable.

         F.       EXPENSES OF THE ISSUE.

         Not applicable.

ITEM 10.          ADDITIONAL INFORMATION

         A.       SHARE CAPITAL

         Not applicable.

         B.       MEMORANDUM AND ARTICLES OF ASSOCIATION.

                  We were incorporated on July 11, 1985 under the Business Corporations Act (Ontario). Under that Act, we have the capacity and the rights, powers and privileges of a natural person.

                  Our authorized share capital consists of an unlimited number of common shares, an unlimited number of special shares issuable in series and 51,786 Series D special shares, voting, ranking equally with common shares. As of December 31, 2002, 46,103,784 common shares and no special shares were issued and outstanding.

                  Our articles provide that we may issue special shares at any time and from time to time in one or more series. Before we can issue such special shares, our Board of Directors must file articles of amendment, which designate the series of special shares and describe the rights, privileges, restrictions and conditions attaching to them.

                  Holders of our common shares are entitled to dividends on a pro rata basis if, as and when declared by our Board of Directors. Subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to or ratably with the holders of our common shares, our Board of Directors may declare dividends on the common shares to the exclusion of any other class of our shares. On our liquidation, dissolution or winding-up, holders of common shares are entitled to participate ratably in any distribution of our assets, subject to the rights of holders of any other class of our shares entitled to receive our assets on such a distribution in priority to or ratably with the holders of our common shares. Holders of our common shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders, other than separate meetings of holders of any class or series of shares, and to one vote for each common share held at such meetings.

                  Our by-law provides that the directors shall call an annual shareholders' meeting not later than 15 months after the last shareholders' meeting and that the directors may call a special shareholders' meeting at any time. The governing statute provides that, subject to the two exceptions below, a written resolution of all the shareholders entitled to vote at a shareholders' meeting is as valid as a resolution passed at a shareholders' meeting and a written resolution dealing with all the matters required to be dealt with at a shareholders' meeting satisfies the statutory requirement to hold such a meeting. A written resolution of all the shareholders may not be used in lieu of a shareholders' meeting if a director submits a written statement of resignation or opposition to his or her replacement, or if our auditor submits written representations concerning a proposed change in auditor.

                  We are required to give notice of the time and place of an annual or special meeting of shareholders to:

   - all shareholders who appear on our or our transfer agent's register as of a specified date, which date cannot be more than 50 or less than 21 days prior to the meeting;

   -  all directors; and

   -  our auditor.

                  For a special shareholders' meetings, we are also required to provide a description of the special business to be discussed at the meeting and a copy of the special resolution to be passed. Notice of a shareholders' meeting can be waived, or a shareholders' meeting can take place without prior notice if all those entitled to receive such notice are present in person or represented by proxy at such meeting.

                  Our by-law provides that, other than for the purposes of selecting a chairman or adjourning a shareholders' meeting to a fixed time and place, the quorum at any shareholders' meeting shall be at least two people holding or representing by proxy not less than 20% of the total number of issued shares with voting rights at such meeting.

                  Under the Business Corporations Act (Ontario), or the OBCA, the affirmative vote of not less than two-thirds of the votes cast by holders of common shares, voting separately as a class, at a special meeting of shareholders duly called for this purpose, is required to adopt a resolution amending our articles of incorporation to add to, change or remove any provision in our articles of incorporation which would have the effect of changing the rights, privileges, restrictions or conditions applicable to the common shares. Such a resolution may also be passed if consented to in writing by each shareholder entitled to vote at such a meeting.

                  The OBCA requires that every director who is a party to a material contract or transaction or a proposed material contract or transaction with a company, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the company, shall disclose in writing to the company or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is:

   - an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the corporation or an affiliate;

   - one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate;

   - one for indemnity of or insurance for directors as contemplated under the OBCA; or

   -  one with an affiliate.

                  However, a director who is prohibited by the OBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

                  Our by-law provides that the directors shall from time to time determine by resolution the remuneration to be paid to the directors, which shall be in addition to the salary paid to any officer or employee of ours who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on our behalf other than the normal work ordinarily required of a director. The by-law provides that confirmation of any such resolution by our shareholders is not required.

                  There are no limitations in our articles of incorporation or by-law, or under Canadian federal or provincial laws, on the right of non-residents of Canada or foreign owners to hold or vote our common shares, except for transactions involving or being deemed to involve an acquisition of control, which requires compliance with the Investment Canada Act.

         C.       MATERIAL CONTRACTS.

                  For a summary of our material contracts, see Item 4.

         D.       EXCHANGE CONTROLS.

                  Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of our securities, except as discussed in Item 10.E. "Additional Information-Taxation" below.

         E.       TAXATION

     CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

                  The following is a summary of the material considerations under the Income Tax Act (Canada), commonly referred to as the Canadian Tax Act, generally applicable to a holder of our common shares that at all relevant times, is not resident in Canada for purposes of the Canadian Tax Act and any applicable tax treaty or convention, holds common shares as capital property, deals at arm's length with us, does not use or hold the common shares in carrying on a business in Canada and is not a non-resident insurer for purposes of the Canadian Tax Act. For purposes of this discussion such a person is referred to as a non-resident holder.

                  THIS SUMMARY DOES NOT ADDRESS ALL OF THE TAX CONSIDERATIONS THAT MAY BE RELEVANT TO OWNING OUR COMMON SHARES. HOLDERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDERS OF PURCHASING, HOLDING OR DISPOSING OF OUR COMMON SHARES.

                  In the event we pay a dividend, any such dividend on common shares paid or credited or deemed to be paid or credited to a non-resident holder will be subject to withholding tax under the Canadian Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. Under the Canada-US Tax Convention, the applicable rate of dividend withholding tax is generally reduced to 15%.

                  A non-resident holder of common shares that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the disposition of such shares. Generally, common shares will not be taxable Canadian property to a non-resident holder at a particular time if (i) such shares are listed on a prescribed stock exchange, including the Toronto Stock Exchange, at that time, and (ii) during the five-year period immediately preceding the disposition of the common shares, the non-resident holder, persons with whom the non-resident holder does not deal at arm's length, or such non-resident holder together with such persons, did not own or have an interest in or an option for 25% or more of our issued shares of any class or series.

     UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

                  Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of our common shares, referred to for purposes of this discussion as a U.S. holder, that is:

     -   a citizen or resident of the United States;

     - a corporation (or other entity treated as a corporation for United Stated federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state;

     - an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

     - a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

                  This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to owning our common shares. This summary considers only U.S. holders that will own common shares as capital assets.

                  This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to shareholders that are subject to special treatment, including, but not limited to:

     -   taxpayers who are broker-dealers or insurance companies;

     -   taxpayers who have elected mark-to-market accounting;

     -   tax-exempt organizations;

     -   financial institutions or "financial services entities";

     - taxpayers who hold common shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

     -   certain expatriates or former long-term residents of the United States;

     -   holders who received our common shares as compensation;

     - holders owning directly, indirectly or by attribution at least 10% of our voting power; and

     -   taxpayers whose functional currency is not the U.S. dollar.

                  In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

                  Additionally, the discussion does not consider the tax treatment of partnerships or persons who hold common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. Material aspects of United States federal income tax relevant to a holder other than a U.S. holder (a "non-U.S. holder") are also discussed below.

EACH HOLDER OF COMMON SHARES IS ADVISED TO CONSULT SUCH PERSON'S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PERSON OF PURCHASING, HOLDING OR DISPOSING OF OUR COMMON SHARES.

     TAXATION OF COMMON SHARES

                  Taxation of Dividends Paid on Common Shares. In the event we pay a dividend, subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on common shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder's basis in the common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of common shares.

                  Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

                  U.S. holders will have the option of claiming the amount of any Canadian income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Canadian income taxes withheld, but such amount may be claimed as a credit against the individual's United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on the common shares to the extent such U.S. holder has not held the common shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the 16 day holding period required by the statute. In addition, distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.

                  If we are a PFIC, our dividends will not qualify for reduced rates of taxation applicable to non-corporate U.S. Holders under recently enacted tax legislation.

                  Taxation of the Disposition of Common Shares. Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of common shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between such U.S. holder's basis in the common shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale date as of the date that the sale settles, while a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless such U.S. holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of common shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Long-term capital gains recognized by individuals after May 5, 2003 and before January 1, 2009 may qualify for a reduced rate of taxation of 15% or lower. Gains recognized by a U.S. holder on a sale, exchange or other disposition of common shares will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. holder on the sale, exchange or other disposition of common shares is allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. holder that receives foreign currency upon disposition of common shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

                  Tax Consequences If We Are a Passive Foreign Investment Company. We will be a PFIC for U.S. federal income tax purposes if 75% or more of our gross income in a taxable year, including the pro-rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. We believe that it is likely that we were a PFIC during 2002 and will continue to be classified as a PFIC for the 2003 taxable year, as discussed below.

                  If we are a PFIC, each U.S. holder, upon certain distributions by us and upon disposition of the common shares at a gain, would be liable to pay tax at the then prevailing income tax rate on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the common shares. This tax would only be applicable if the U.S. holder did not elect either to treat us as a qualified electing fund, or QEF, or mark our common shares to market, as discussed below. Additionally, if we are a PFIC, a U.S. holder who acquires common shares from a deceased person who was a U.S. holder would not receive the step-up of the income tax basis to fair market value for such common shares. Instead, such U.S. holder would have a tax basis equal to the deceased's basis, if lower.

                  If a U.S. holder has made a QEF election covering all taxable years during which the holder held the common shares and we were a PFIC, distributions and gains will not be taxed as if recognized ratably over the taxpayer's holding period or subject to an interest charge, nor will the denial of a basis step-up at death described above apply. Instead, a U.S. holder that makes a QEF election is required for each taxable year to include in income the holder's pro-rata share of the ordinary earnings of the QEF as ordinary income and a pro-rata share of the net capital gain of the QEF as long-term capital gain, regardless of whether such earnings or gain have in fact been distributed, and subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge.

                  Consequently, in order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from us. We have agreed to supply U.S. holders with the information needed to report income and gain pursuant to the QEF election in the event that we are classified as a PFIC. U.S. holders may not make a QEF election with respect to warrants or rights to acquire our common shares, or with respect to common shares acquired through the exercise of such warrants or rights. U.S. holders should consult their tax advisor concerning the PFIC consequences of holding warrants or rights to acquire common shares or of holding our common shares acquired through the exercise of such warrants or rights.

                  The QEF election is made on a shareholder-by shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS. As stated above, we have agreed to supply the PFIC annual information statement to all shareholders for each year in which we determine that we are a PFIC, and we will also supply such additional information as the IRS may require in order to enable shareholders to make the QEF election. Even if a shareholder in a PFIC does not make a QEF election, if such shareholder is a U.S. holder, such shareholder must annually file with the shareholder's tax return and with the IRS a completed Form 8621.

                  Although a determination as to a corporation's PFIC status is made annually, an initial determination that a corporation is a PFIC will generally apply for subsequent years, whether or not it meets the requirements for PFIC status in those years. A U.S. holder who makes the QEF election discussed above for the first year the U.S. holder holds or is deemed to hold our shares and for which we are determined to be a PFIC, however, is not subject to the PFIC rules for the years that we are not a PFIC.

                  Under certain circumstances, a U.S. holder may also obtain treatment similar to that afforded a shareholder who has made a QEF election applicable to all years during which the shareholder held our common shares by making an election in a year subsequent to the first year that we are classified as a PFIC to treat such holder's interest in us as subject to a deemed sale and recognizing gain, but not loss, on such sale in accordance with the general PFIC rules, including the interest charge provisions, described above and thereafter electing to treat such interest in us as an interest in a QEF.

                  If we do not have net ordinary earnings or capital gain in a given year, a QEF election made with respect to us would not produce taxable income to an electing U.S. holder in such year. Because we do not expect to earn any revenues from the sale of HEMOLINK until we introduce HEMOLINK into the U.K. or U.S. markets and subsequently other key European countries, we do not expect that we will have net ordinary earnings until at least that time, although we cannot assure you of this. As noted above, a U.S. holder who has made a QEF election is not required to include on a current basis any net earnings or net capital gain for any taxable year that we are not a PFIC.

                  A U.S. holder of PFIC shares could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference between the shareholder's adjusted tax basis in the PFIC stock and its fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election in previous taxable years. As with the QEF election, a U.S. holder who makes a mark-to-market election would not be subject to the interest charge and the restrictions on capital gain and the denial of basis step-up at death described above.

                  We currently expect that a substantial portion of our gross income in the 2003 taxable year will consist of interest and other passive income. It is therefore likely that we will be classified as a PFIC for U.S. federal income tax purposes for the 2003 taxable year under the standards described above. Further, it is possible that we will be classified as a PFIC in subsequent years. However, we anticipate that we would cease to be a PFIC before the first year in which we expect to have net ordinary income or net capital gain which would be taxable to U.S. holders who make a QEF election.

                  U.S. holders of our common shares are urged to consult their tax advisors about the PFIC rules, including the advisability, procedure and timing of making a QEF election, in connection with their holding of our common shares, including warrants or rights to acquire our common shares.

     TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON SHARES

                  Except as described in "Information Reporting and Back-up Withholding" below, a non-U.S. holder of common shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, common shares, unless:

       - such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

       - the non-U.S. holder is an individual who holds the common shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption.

     INFORMATION REPORTING AND BACK-UP WITHHOLDING

                  U.S. holders generally are subject to information reporting requirements with respect to dividends paid in the United States on, and on the proceeds from the sale, exchange or the dispositions of, common shares. In addition, U.S. holders are subject to back-up withholding (currently at 28%) on dividends paid in the United States on common shares, and on the sale, exchange or other disposition of common shares, unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption

                  Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or the proceeds from the sale, exchange or other disposition of, common shares, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

                  Back-up withholding is not an additional tax and the amount of any back-up withholding will be allowed as a credit against a U.S. or non-U.S. holder's United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

         F.       DIVIDENDS AND PAYING AGENTS.

         Not applicable.

         G.       STATEMENT BY EXPERTS.

         Not applicable.

         H.       DOCUMENTS ON DISPLAY

                  We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

                  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent chartered accounting firm.

         I.       SUBSIDIARY INFORMATION.

         Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

                  We hold no material financial instruments for trading purposes. Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments which would require disclosure under this item. Information on other market risks are detailed in Item 5.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                  Not applicable.

                                    PART II.

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                  None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                  On February 28, 2001 our Registration Statement on Form F-10 (Registration No. 333-13076) for an offering of up to 8,050,000 common shares became effective under the U.S. Securities Act of 1933. We sold 8,050,000 common shares in this offering, which was completed on March 27, 2001, at an offering price of US$8.78 per share and received net proceeds of U.S.$70,679,000. Underwriting fees and commissions associated with the offering were approximately US$4.0 million and total expenses, excluding underwriting fees and commission were approximately US$1.2 million. Of the net proceeds we received in the offering, we used approximately US$48.0 million for the construction of our Meadowpine facility, approximately US$2.5 million for the purchase and installation of machinery and equipment, approximately $0.7 million for capital expenditures for patents and trademarks, and approximately US$14.2 million for operating activities and general working capital purposes.

The managing underwriters for the offering were UBS Warburg LLC and Dain Rauscher Wessels.

ITEM 15.          CONTROLS AND PROCEDURES

                  (a) Based on his evaluation of our disclosure controls and procedures conducted within 90 days of the date of filing this report on Form 20-F, our chief financial officer and interim principal executive officer has concluded that, as of the date of his evaluation, our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended) are effective.

                  (b) There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date of his evaluation in connection with the preparation of this annual report on Form 20-F.

ITEM 16.          [RESERVED].

ITEM 17.          FINANCIAL STATEMENTS

                  The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 18.          FINANCIAL STATEMENTS

                  We have responded to Item 17 in lieu of this item.

ITEM 19.          EXHIBITS

                  The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below:

EXHIBIT
  NO.                                    DESCRIPTION
-------        -----------------------------------------------------------------
  1.1          Articles of Incorporation of the Company, dated July 11, 1985*

  1.2          Articles of Amendment of the Company, dated September 15, 1987*

  1.3          Articles of Amendment of the Company, dated September 28, 1987*

  1.4          Articles of Amendment of the Company, dated November 14, 1989*

  1.5          Articles of Amendment of the Company, dated January 30, 1992*

  1.6          Articles of Amendment of the Company, dated March 2, 1992*

  1.7          Articles of Amendment of the Company, dated June 26, 1995*

EXHIBIT
  NO.                                    DESCRIPTION
-------        -----------------------------------------------------------------
  1.8          Bylaws of the Company*

  1.9          By-law No. 3 of the Company

  2            See exhibits 1.1-1.7 above

  4.1          Commitment Letter by The Bank of Nova Scotia, dated October 25,
               2002

  4.2          Supplemental Agreement, dated as of November 22, 2002, between
               Hemosol Inc. and The Bank of Nova Scotia

  4.3          Memorandum of Understanding, dated October 22, 2002, between MDS
               Inc. and Hemosol Inc.

  8.1          Subsidiaries of the Company

 12.1 Certification of CFO and Interim CEO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---------------------
* Incorporated by reference to our Registration Statement on Form 8-A, filed with the SEC on February 22, 2001.

                                    SIGNATURE

                  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                             HEMOSOL INC.

                                             By: /s/ LEE HARTWELL
                                                 -------------------------------
                                                 Name: Lee Hartwell
                                                 Title: Chief Financial Officer
                                             and Interim Chief Executive Officer

Date: June 30, 2003

                                 CERTIFICATIONS

I, Lee Hartwell, certify that:

1.       I have reviewed this annual report on Form 20-F of Hemosol Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. I have disclosed, based on my most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                                             By: /s/  LEE HARTWELL
                                                 -------------------------------
                                                 Name: Lee Hartwell
                                                 Title: Chief Financial Officer
                                             and Interim Chief Executive Officer

                                  HEMOSOL INC.

                     INCORPORATED UNDER THE LAWS OF ONTARIO

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                     PAGE
                                                                                                     ----
Report of Independent Chartered Accountants....................................................      F-2

Consolidated Balance Sheets as at December 31, 2002 and 2001...................................      F-3

Consolidated Statements of Loss and Deficit for the years ended December 31, 2002, 2001 and
  2000.........................................................................................      F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000.....      F-5

Notes to Consolidated Financial Statements.....................................................      F-6

                                AUDITORS' REPORT

To the Directors of
HEMOSOL INC.

We have audited the consolidated balance sheets of HEMOSOL INC. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,                                               ERNST & YOUNG LLP
March 13, 2003.                                            Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 13, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Toronto, Canada,                                               ERNST & YOUNG LLP
March 13, 2003.                                            Chartered Accountants

HEMOSOL INC.
[A Development Stage Company]
Incorporated under the laws of Ontario

                           CONSOLIDATED BALANCE SHEETS
                      [See Note 1 - Basis of Presentation]

As at December 31

                                                           2002                2001
                                                            $      [000's]      $
------------------------------------------------------------------------------------
ASSETS [note 9[a]]
CURRENT
Cash and cash equivalents                                 17,579               2,785
Cash held in escrow [note 10]                              5,000                 --
Short-term investments [note 2]                               --              67,052
Amounts receivable and other assets [note 7[c]]            1,077               3,156
Inventory [note 3]                                         2,877               1,731
------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                      26,533              74,724
------------------------------------------------------------------------------------
Capital assets, net [note 4]                              88,907              60,899
Patents and trademarks, net [note 5]                       2,176               1,964
Deferred charges, net [note 6]                             6,696               6,830
------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                        97,779              69,693
------------------------------------------------------------------------------------
                                                         124,312             144,417
====================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                  15,249              13,605
Debentures payable [note 10]                               5,000                  --
------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                 20,249              13,605
------------------------------------------------------------------------------------
Commitments and contingencies [notes 4, 11 and 12]

SHAREHOLDERS' EQUITY
Share capital [note 7[a]]                                336,289             306,135
Contributed surplus                                        8,535               8,535
Deficit                                                 (240,761)           (183,858)
------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                               104,063             130,812
------------------------------------------------------------------------------------
                                                         124,312             144,417
====================================================================================

See accompanying notes

On behalf of the Board:

                                 Edward K. Rygiel            Mitchell J. Kostuch
                                 Chairman of the Board       Director
                                 and Director

HEMOSOL INC.
[A Development Stage Company]

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31

                                                         2002                2001             2000
                                                          $     [000's]       $    [000's]      $
----------------------------------------------------------------------------------------------------
EXPENSES
Research and development
   Scientific and process                               15,271              18,386            15,357
   Regulatory and clinical                              17,173              11,771             8,008
Administration                                           6,115               5,137             3,864
Marketing and business development                       6,018               5,561             3,439
Support services                                         2,602               1,594                --
----------------------------------------------------------------------------------------------------
                                                        47,179              42,449            30,668
----------------------------------------------------------------------------------------------------
Loss from operations before the following              (47,179)            (42,449)          (30,668)
Amortization of deferred charges                        (1,587)               (360)               --
Write-off of deferred charges [note 6]                  (6,453)                 --                --
Foreign currency translation gain (loss)                  (246)                970                29
Interest income                                            842               3,488             3,069
----------------------------------------------------------------------------------------------------
Loss before income taxes                               (54,623)            (38,351)          (27,570)
Provision for income taxes [note 8]                       (211)               (226)              (27)
----------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                  (54,834)            (38,577)          (27,597)

Deficit, beginning of year                            (183,858)            136,388)         (104,174)
Share issue costs                                       (2,069)             (8,893)           (4,617)
----------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                  (240,761)            183,858)         (136,388)
----------------------------------------------------------------------------------------------------

BASIC AND DILUTED LOSS PER SHARE                      $  (1.23)            $ (0.98)        $   (0.88)
----------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING [000'S]                                  44,514              39,215            31,467
----------------------------------------------------------------------------------------------------

See accompanying notes

HEMOSOL INC.
[A Development Stage Company]

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

                                                         2002                2001              2000
                                                          $      [000's]       $     [000's]    $
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the year                                  (54,834)            (38,577)          (27,597)
   Add (deduct) items not involving cash
   Amortization of capital assets                        2,450               2,303             1,597
   Amortization of patents and trademarks                  115                  74                75
   Amortization of deferred charges                      1,587                 360                --
   Write-off of deferred charges                         6,453                  --                --
   Compensation cost for non-employee
     stock options                                          --                 134                --
Foreign currency translation gain (loss)                    52                 (42)               --
----------------------------------------------------------------------------------------------------
                                                       (44,177)            (35,748)          (25,925)
Changes in non-cash working capital balances
   related to operations [note 14]                       3,818              (2,186)           (3,536)
----------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                      (40,359)            (37,934)          (29,461)
----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Patent and trademark costs                                (327)               (568)             (354)
Purchase of short-term investments                          --             (87,647)               --
Sale of short-term investments                          67,052              20,595                --
Purchase of capital assets                             (31,699)            (38,415)          (13,286)
----------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES         35,026            (106,035)          (13,640)
----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds on issuance of common shares                   22,170             113,078            76,234
Proceeds from sale of the third party option [note 7[b]]    --                  --             8,535
Payment of share issue costs                            (1,351)             (8,393)           (4,617)
Payment of deferred charges                                 --                  --            (4,790)
Payment of debt issue costs                               (640)                 --                --
Proceeds on issuance of debentures                       5,000                  --                --
Increase in cash held in escrow                         (5,000)                 --                --
----------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                   20,179             104,685            75,362
----------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS      (52)                 42                --
----------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents
   during the year                                      14,794             (39,242)           32,261
Cash and cash equivalents, beginning of year             2,785              42,027             9,766
----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                  17,579               2,785            42,027
----------------------------------------------------------------------------------------------------

See accompanying notes

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hemosol Inc. [the "Company" or "Hemosol"] is an integrated biopharmaceutical company developing a family of products for the treatment of human hemoglobin deficiencies. To date, the Company has not earned significant revenues and is considered to be an enterprise in the development stage.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The impact of material differences between Canadian and U.S. generally accepted accounting principles is set out in note 17. Significant accounting policies are as follows:

BASIS OF PRESENTATION

These consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company in its development stage has incurred cumulative net losses since inception, including a net loss of $54,834 in 2002, and has an accumulated deficit of $240,761 as at December 31, 2002. The Company anticipates that it will need to raise additional funds to meet its cash flow requirements over the short term.

The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market. On March 13, 2003, based on the recommendation of the Company's Data Safety Monitoring Board ["DSMB"], the Company has elected to review safety data prior to continuing enrolment in its cardiac trial. This trial involves the use of Hemolink(TM) in patients undergoing cardiac bypass grafting surgery. The DSMB's recommendation is based on an observation of an imbalance in the incidence of certain adverse events between the Hemolink(TM) and control groups. Although the DSMB had recently cleared the trial to continue following the third and final interim safety review, their ongoing review of data indicates that there may be the potential for an increase in certain cardiac adverse events in the Hemolink(TM) group. This observation from the cardiac trial interim data may be due to any number of reasons including variables in the patient population. As a precaution the Company has also voluntarily suspended enrolment in its Phase II clinical study involving the use of Hemolink(TM) in patients undergoing orthopedic surgery.

Currently, the Company is in negotiations with strategic investors and financial institutions to obtain additional financing in several different forms. The Company believes that it will successfully conclude one or more of these transactions and as a result will be able to meet its

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

short-term cash flow requirements. However, the successful conclusion of these transactions cannot be predicted at this time. Should these efforts be unsuccessful, there will be substantial doubt about the Company's ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated.

Interests in jointly controlled enterprises are consolidated using the proportionate consolidation method. Under this method, the Company's proportionate share of the jointly controlled enterprise's revenues, expenses, assets and liabilities are included in the consolidated financial statements. The consolidated financial statements include the Company's 50% interest, held through Hemosol Research Corporation Inc. ["HRC"], in 1555195 Ontario Inc., a jointly controlled enterprise.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with maturities of 90 days or less at date of acquisition to be cash equivalents.

SHORT-TERM INVESTMENTS

Short-term investments are generally held to maturity. Short-term investments are liquid investments with maturities between 90 days and one year from the date of acquisition and are valued at the lower of cost and market value.

INVENTORY

Inventory is valued at the lower of cost, determined on a first-in, first-out basis, and replacement cost.

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

INVESTMENT TAX CREDITS

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for the investment tax credits using the cost reduction method.

PATENTS AND TRADEMARKS

Patent and trademark costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their economic life, which is estimated to be 17 years. Management annually reviews the carrying value of its patents and trademarks and writes down the costs associated with a specific patent when the value is determined to be impaired.

CAPITAL ASSETS

Capital assets are recorded at cost, less accumulated amortization and related investment tax credits. Amortization commences when capital assets are available for use and is provided using the straight-line method at the following annual rates, which are designed to charge operations with the cost of the assets over their estimated useful lives as follows:

------------------------------------------------------------------
Building and building services equipment         25 years
Technical equipment                              5 - 15 years
Furniture and fixtures                           5 years
Computer equipment                               3 years
Leasehold improvements                           over term of lease
-------------------------------------------------------------------

Assets under construction or validation for commercial purposes are not amortized until available for use.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless a development project meets Canadian generally accepted accounting criteria for deferral and amortization. No development costs have been deferred to date.

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

DEFERRED DEBT ISSUE COSTS

Deferred debt issue costs represent the costs related to the establishment of the Company's credit facilities. The costs are being amortized using the straight-line method over the expected term of the facility. Upon early termination of a credit facility, the unamortized balance of debt issue costs is written off.

STOCK-BASED COMPENSATION

On January 1, 2002, the Company adopted the recommendations of "Stock-Based Compensation and Other Stock-Based Payments", issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption.

The Company has two stock-based compensation plans, which are described in note
7. Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized, however, pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to share capital.

FOREIGN CURRENCY TRANSLATION

The Company's U.S. subsidiary is considered an integrated foreign operation and its accounts are translated using the temporal method. Foreign denominated monetary assets and liabilities of Canadian and foreign operations are translated into Canadian dollars at the year-end exchange rate. Other assets are translated at historical exchange rates. Revenues and expenses are translated at average rates prevailing during the year, except for amortization, which is translated at historical rates. Translation gains and losses are included in net loss for the year.

LOSS PER SHARE

Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. The inclusion of the Company's stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore options and warrants are excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include reserves for amounts receivable and inventory, and the useful lives of long-lived assets.

2. SHORT-TERM INVESTMENTS

As at December 31, 2001, short-term investments consist of R1 Mid to R1 High Canadian and U.S. corporate debt securities in the amounts of $36,075 and $30,043, respectively. They are carried at cost plus accrued interest of $934, which approximates market value.

3. INVENTORY

Inventory consists of raw materials to be used in the production of Hemolink(TM).

4. CAPITAL ASSETS

Capital assets consist of the following:

                                                        2002                      2001
                                               ----------------------   ---------------------
                                                         ACCUMULATED              ACCUMULATED
                                                COST     AMORTIZATION     COST    AMORTIZATION
                                                  $           $             $           $
----------------------------------------------------------------------------------------------
Land                                             2,782         --         2,782         --
Building and building services equipment [i]    17,154        676        16,636         --
Technical equipment [i], [ii]                   76,292      8,910        47,777      8,408
Furniture and fixtures                           2,526        959         1,471        644
Computer equipment                               2,051      1,473         1,639        999
Leasehold improvements                           8,322      8,202         8,364      7,719
----------------------------------------------------------------------------------------------
                                               109,127     20,220        78,669     17,770
Less accumulated amortization                   20,220                   17,770
----------------------------------------------------------------------------------------------
NET BOOK VALUE                                  88,907                   60,899
----------------------------------------------------------------------------------------------

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

[i] Construction on the manufacturing facility was partially completed when the Company took occupancy on December 15, 2001. The Company has committed to spend approximately $4,500 on the manufacturing facility in 2003 to complete construction.

[ii] Technical equipment is still undergoing construction and validation. The carrying value of the assets considered to be unavailable for use is approximately $65,000.

5. PATENTS AND TRADEMARKS

Patents and trademarks consist of the following:

                                       2002               2001
                                        $                  $
--------------------------------------------------------------
Patent and trademark costs            2,782              2,455
Less accumulated amortization           606                491
--------------------------------------------------------------
NET BOOK VALUE                        2,176              1,964
--------------------------------------------------------------

Amortization of patents and trademarks for the year ended December 31, 2002 was $115 [2001 - $74, 2000 - $75].

6. DEFERRED CHARGES

Deferred charges consist of the following:

                                      2002               2001
                                        $                  $
--------------------------------------------------------------
Deferred debt issue costs             7,545              7,190
Less accumulated amortization           849                360
--------------------------------------------------------------
NET BOOK VALUE                        6,696              6,830
--------------------------------------------------------------

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

Deferred debt issue costs represent costs related to the establishment of the Company's $20 million credit facility [note 9[a]] in 2002. The non-cash portion of these costs related to warrants issued during the year [note 7[a]] and amounted to $7,080. Amortization of the deferred debt issue costs commenced in 2002 and amounts to $849.

Deferred debt issue costs in 2001 relate to the establishment of the Company's $35 million senior credit facility and $12.5 million subordinate credit facility. Total deferred debt issue costs of $6,453 were written off during 2002 as a result of the cancellation of these facilities.

Amortization of deferred debt issue costs for the year ended December 31, 2002 was $1,587 [2001 - $360, 2000 - nil].

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a] SHARE CAPITAL

AUTHORIZED

Unlimited common shares
Unlimited special shares, issuable in series
51,786 Series D special shares, voting, ranking equally with common shares

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

ISSUED

The changes in issued share capital and non-employee warrants and options are as follows:

                                        2002                      2001                      2000
                               -----------------------   -----------------------   -----------------------
                                   #              $           #             $           #             $
----------------------------------------------------------------------------------------------------------
COMMON SHARES
Balance, beginning of year     40,993,861      303,101   32,269,901      190,023   24,669,301      113,789
Issued for cash                 4,900,000       22,045    8,050,000      108,678    7,072,333       74,253
Issued as share issue costs       159,250          718           --           --           --           --
Employee options exercised
  for cash                         46,523           80      296,860        1,435      283,817          874
Issue of common shares under
  employee share purchase plan
  for cash                          4,150           45       33,400          264       32,450          429
Non-employee warrants and
  options exercised for cash           --           --      343,700        2,701      212,000          678
----------------------------------------------------------------------------------------------------------
Balance, end of year           46,103,784      325,989   40,993,861      303,101   32,269,901      190,023
----------------------------------------------------------------------------------------------------------

                                        2002                     2001                        2000
                             -------------------------   -----------------------   -----------------------
                                   #              $           #             $           #             $
----------------------------------------------------------------------------------------------------------
Non-employee warrants
  and options
Balance, beginning of year        727,222        3,034    1,111,872        2,900      279,700           --
Issued                          8,557,500        7,890       20,000          134    1,044,172        2,900
Exercised                              --           --     (343,700)          --     (212,000)          --
Cancelled                         (85,000)        (624)          --           --           --           --
Expired                          (222,222)          --      (60,950)          --           --           --
----------------------------------------------------------------------------------------------------------
Balance, end of year            8,977,500       10,300      727,222        3,034    1,111,872        2,900
----------------------------------------------------------------------------------------------------------
TOTAL SHARE CAPITAL                            336,289                   306,135                   192,923
----------------------------------------------------------------------------------------------------------

On January 17, 2000, the Company issued 5,520,000 common shares at a purchase price per common share of $8.35 for gross proceeds of $46,092. In addition, the Company granted 276,000 after-market support options to the underwriters. Each after-market support option entitled the holder to purchase one common share at a price of $9.00 during the period ended October 31, 2001. During 2001, all 276,000 support options were exercised.

On March 27, 2000, the Company issued 1,219,000 common shares at a purchase price per common share of $19.00 for gross proceeds of $23,161. In addition, the Company granted 60,950 after-market support options to the underwriters. Each after-market support option entitled the holder to purchase one common share at a price of $19.00 during the period ended October 5, 2001. During 2001, all 60,950 support options expired.

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

On November 8, 2000, the Company issued 333,333 common shares for gross proceeds of $5,000 in a private placement transaction. In addition, a 16-month option was granted to purchase an additional 222,222 common shares at $22.50 per share. During 2002, all 222,222 options expired.

On November 10, 2000, the Company issued 85,000 common share purchase warrants at an exercise price of $18.00 per share in connection with the finalization of the senior credit facility [note 9[b]]. These warrants have been recorded at an estimated fair value of $624 using the Black-Scholes option pricing model and are exercisable at any time until their expiry date in November 2005. All 85,000 purchase warrants were cancelled in 2002.

On December 14, 2000, the Company issued 400,000 common share purchase warrants at an exercise price of $18.00 per share in connection with the finalization of the subordinate credit facility [note 9[c]]. These warrants have been recorded at an estimated fair value of $2,276 using the Black-Scholes option pricing model and are exercisable at any time until their expiry date in December 2005. To date, none of these warrants have been exercised.

On March 1, 2001, the Company issued 7,000,000 common shares at a purchase price per common share of $13.50 for gross proceeds of $94,500. In addition, the Company granted 1,050,000 over-allotment options entitling the underwriters to purchase one common share at a price of $13.50 during the period ended March 31, 2001. During 2001, all 1,050,000 over-allotment options were exercised for gross proceeds of $14,175.

During 2002, the Company granted 2,500 options [2001 - 20,000] with a fair value determined using the Black-Scholes option pricing model of nil [2001 - $134] to external consultants for services performed. These options have an expiry date of 10 years from issuance and vest over a three-year period. The fair value of these options is included in net loss for the year. To date, none of these options have been exercised.

On April 9, 2002, the Company entered into an amending agreement ["Amended Facility"] with the National Bank of Canada and the Bank of Nova Scotia under which the parties made amendments to the original $35 million senior credit facility. In connection with the finalization of the Amended Facility, the Company cancelled 85,000 common share purchase warrants at an exercise price of $18.00 per share previously issued on November 10, 2000 in connection with the Original Facility, and subsequently issued 105,000 new common share purchase warrants at an exercise price of $6.31 per share which are exercisable at any time until their expiry date on April 9, 2007. The difference in fair value between the new and cancelled options determined using the Black-Scholes option pricing model of approximately $186 is included in net loss for the year. To date, none of these warrants have been exercised.

On April 18, 2002, the Company issued 4,900,000 common shares and 2,450,000 common share purchase warrants for gross proceeds of $22,050. Each warrant entitles the holder to purchase one

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

common share at a price of $5.50 per common share at any time until their expiry date on April 18, 2003. The warrants are subject to redemption by the Company at nominal consideration commencing six months after closing if the common share price is greater than $8.00 for 20 consecutive trading days. To date, none of these warrants have been exercised.

On October 25, 2002, the Company issued 6,000,000 common share purchase warrants at an exercise price of $1.00 per share in connection with the finalization of the $20 million credit facility [note 9[a]]. These warrants have been recorded at an estimated fair value of $7,080 using the Black-Scholes option pricing model and are exercisable, in whole or in part, on or prior to the later of:
October 25, 2006; and, if the guarantee is extended beyond the initial term, twelve months following the date upon which the credit facility is repaid in full. The repayment date of the credit facility is May 25, 2005. To date, none of these warrants have been exercised.

[b] EMPLOYEE STOCK PURCHASE PLAN

During 1999, the Company implemented an employee stock purchase plan [the "ESPP"] to enable non-management employees to purchase shares in the Company at 90% of the then current stock price [as defined in the ESPP]. The ESPP also provides non-interest bearing loans to designated employees to be used to subscribe for common shares. Loans are repayable over a maximum three-year period. Employees shall have one year from the date on which they are notified of eligibility to participate in the ESPP. During the year ended December 31, 2002, 4,150 [2001 - 33,400] common shares were issued to employees under the ESPP for gross proceeds of approximately $45 [2001 - $264]. As a result of actions taken in June 2002 to reduce expenditures, the ESPP was suspended, all outstanding loans [with a carrying value of $226] were forgiven and the underlying securities collateralizing the loans [27,000 common shares] will be sold by the Company. The difference between the carrying value of the loans and the fair market value of the shares to be sold was $205 which was written off during the year.

[c] EMPLOYEE STOCK OPTION PLAN

The Company has granted options to purchase common shares of the Company to certain of its directors, executive officers and key employees. The purpose of the stock option plan is to attract, encourage and increase the incentive for continued service of the Company's directors, officers and key employees.

The options expire 10 years from the date of issuance. Options granted prior to December 7, 2000 vest over a four-year period and options granted on or subsequent to December 7, 2000 vest over a three-year period. The exercise price of the warrants is the market price of the common shares on the date immediately preceding the date of the grant. The aggregate number of common shares authorized for issuance under the stock option plan are 3,031,712.

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

During 2002, 46,523 [2001 - 296,860, 2000 - 283,817] options were exercised for cash consideration of approximately $80 [2001 - $1,435, 2000 - $874].

A summary of the status of the Company's employee stock option plan as at December 31, 2002, 2001 and 2000, and changes during the years ended on those dates, is presented below:

                                             2002                  2001                    2000
                                    ---------------------  --------------------   ---------------------
                                                 WEIGHTED              WEIGHTED                WEIGHTED
                                                  AVERAGE              AVERAGE                 AVERAGE
                                                 EXERCISE              EXERCISE                EXERCISE
                                      SHARES      PRICE      SHARES     PRICE      SHARES       PRICE
                                         #           $         #          $           #           $
-------------------------------------------------------------------------------------------------------
OUTSTANDING, BEGINNING OF YEAR      2,112,922      9.05    1,812,665     8.81     1,449,564      4.17
Granted                               715,750      2.70      793,700     8.24       685,917     16.00
Exercised                             (46,523)     1.73     (296,860)    4.83      (283,817)     3.08
Forfeited                            (299,904)    10.32     (196,583)    9.85       (38,999)     4.71
-------------------------------------------------------------------------------------------------------
OUTSTANDING, END OF YEAR            2,482,245      7.20    2,112,922     9.05     1,812,665      8.81
=======================================================================================================

OPTIONS EXERCISABLE, END OF YEAR      957,063      8.45      757,653     7.74       732,798      5.69
=======================================================================================================

The following table summarizes information relating to the employee stock options as at December 31, 2002:

                                      OUTSTANDING                                EXERCISABLE
                        -----------------------------------------           ---------------------
                                         WEIGHTED        WEIGHTED                        WEIGHTED
  RANGE OF                               AVERAGE          AVERAGE                         AVERAGE
  EXERCISE                              REMAINING        EXERCISE                        EXERCISE
   PRICES                           CONTRACTUAL LIFE       PRICE                           PRICE
     $                       #           [years]             $                 #             $
-------------------------------------------------------------------------------------------------
2.00 TO 3.00              821,890         8.67             2.28             192,620         2.22
3.01 TO 4.50              127,820         8.28             4.18              23,640         4.11
4.51 TO 6.75              748,362         7.43             5.72             360,127         5.76
6.76 TO 10.00             100,000         6.56             7.29              46,650         7.39
10.01 TO 15.00            185,560         8.23            12.88              64,743        12.93
15.01 TO 22.60            498,613         7.72            16.17             269,283        16.01
-------------------------------------------------------------------------------------------------
2.00 TO 22.60           2,482,245         7.97             7.20             957,063         8.45
=================================================================================================

The Company does not recognize compensation expense for stock options granted to employees. The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees had been determined based on the fair value method. The

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

table includes all stock options granted by the Company, including those granted prior to the date of adoption of Section 3870.

                                                                                            2002
                                                                                              $
-------------------------------------------------------------------------------------------------
Net loss as reported                                                                      (54,834)
Estimated stock-based compensation costs                                                   (1,615)
-------------------------------------------------------------------------------------------------
PRO FORMA NET LOSS                                                                        (56,449)
=================================================================================================

WEIGHTED AVERAGE FAIR VALUE OF STOCK OPTIONS GRANTED
   DURING THE YEAR                                                                           1.78
=================================================================================================

PRO FORMA BASIC AND DILUTED LOSS PER COMMON SHARE                                           (1.27)
=================================================================================================

The fair values of all options granted during 2002 were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                            2002
-------------------------------------------------------------------------------------------------
Expected option life [years]                                                                    5
Volatility                                                                                  0.714
Risk-free interest rate                                                                       3.2%
Dividend yield                                                                                 --
=================================================================================================

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

8. INCOME TAXES

Significant components of the Company's future tax assets and liabilities as at December 31 are as follows:

                                                                         2002               2001
                                                                           $                  $
-------------------------------------------------------------------------------------------------
Future tax assets
   Non-capital losses                                                    8,118              5,581
   Investment tax credits                                               24,733             18,843
   Scientific research and experimental development expenses            55,745             45,217
   Share issue costs                                                     2,712              2,432
   Capital assets and patents and trademarks                               427              1,489
-------------------------------------------------------------------------------------------------
                                                                        91,735             73,562
Valuation allowance                                                    (91,735)           (73,562)
-------------------------------------------------------------------------------------------------
                                                                            --                 --
Future tax liabilities                                                      --                 --
-------------------------------------------------------------------------------------------------
Net future tax assets                                                       --                 --
=================================================================================================

The provision for income taxes recorded during fiscal 2002 of $211 [2001 - $226; 2000 - $27] relates to Large Corporations Tax and U.S. Federal income tax payable.

The Company has available research and development expenditures for income tax purposes, which may be carried forward indefinitely to reduce future years' taxable income. The potential income tax benefits associated with these expenditures have not been recorded in the accounts. The total of such expenditures accumulated to December 31, 2002 is approximately $185,000 [2001 - $150,000; 2000 - $122,000].

At December 31, 2002, the Company has accumulated tax losses for federal and provincial purposes in Canada. The Company also has unclaimed Canadian scientific research investment tax credits. The losses and investment tax credits can be used to offset future years' Canadian taxable income. The tax losses and investment tax credits expire as follows:

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

                                                                                         INVESTMENT
                                                        FEDERAL           ONTARIO        TAX CREDITS
                                                           $                 $                $
----------------------------------------------------------------------------------------------------
2002                                                         --             2,659              --
2003                                                         --                --           1,856
2004                                                         --             2,016           1,820
2005                                                         --             5,910           1,908
2006                                                        597             9,018           1,743
2007                                                         --             1,828           2,151
2008                                                      7,324             7,324           2,117
2009                                                     13,499            13,499           3,077
2010                                                         --                --           6,647
2011                                                         --                --           5,834
2012                                                         --                --           6,767
====================================================================================================

9. LONG-TERM DEBT

[a]  $20 million Credit Facility

     On October 25, 2002, the Company entered into a credit facility agreement [the "Facility"] with the Bank of Nova Scotia in the amount of $20 million. The initial term of the Facility is 18 months, extendible to 30 months from the date of the agreement. The Facility is guaranteed by MDS Inc., a shareholder, and is collateralized by a fixed and floating charge over all the assets of the Company. Under the guarantee, MDS Inc. is subrogated to and takes an assignment of the rights and remedies of the Bank of Nova Scotia under the Facility. Borrowings under the Facility will bear interest at a rate of prime plus 1% per annum, or a bankers' acceptance fee of 2% per annum, with interest payable monthly. The borrowings under the Facility are repayable on the earlier of: May 25, 2005; and May 25, 2004 in the event that the guarantee of MDS Inc. is not extended beyond its initial 18-month term.

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

     In consideration for providing the guarantee warrants will be issued to MDS Inc. as follows:

 NUMBER                                     EXERCISE PRICE
    #              VESTING DATES                   $                        EXPIRY DATES
-----------------------------------------------------------------------------------------------------
5,000,000    October 25, 2002                    1.00           On the later of:
                                                                  [i]  October  25, 2006; and
                                                                  [ii] If the Facility is not repaid
                                                                          by January 25, 2004,
                                                                          then the earlier of twelve
                                                                          months following the
                                                                          date upon which the
                                                                          Facility is repaid in full,
                                                                          and October 25, 2008.

1,000,000    333,333 February 25, 2004           1.00           On the earlier of:
             333,333 March 25, 2004                               [i]  The third anniversary date
             333,334 April 25, 2004                                       of the vesting date; and
                                                                  [ii] October 25, 2008.

4,000,000    Evenly over the twelve              1.00           On the earlier of:
             month period from                                    [i]  The third anniversary date
             May 25, 2004 to April 25,                                    of the vesting date, and
             2005 (subject to regulatory                          [ii] October 25, 2008
             approval)

-----------------------------------------------------------------------------------------------------

     The Company has recorded deferred charges related to the first 6,000,000 warrants at their fair value of $7,080 [note 6], to be amortized over the initial term of the Facility. Should the term of the Facility be extended, the remaining 4,000,000 warrants will be fair valued and recorded in expense as they are issued. The fair values of the warrants were estimated using the Black-Scholes option pricing model with the following assumptions: expected option life of 3 years, expected volatility of 1.004, risk free interest rate of 3%, and expected dividend yield of nil.

[b]  $35 million senior credit facility

     On April 9, 2002, the Company entered into an amending agreement ["Amended Facility"] with the National Bank of Canada and the Bank of Nova Scotia under which the parties made amendments to the original $35 million senior credit facility. The Facility will replace the Amended Facility. As a result, in connection with the finalization of the Facility, the Company notified the National Bank of Canada and the Bank of Nova Scotia that it will

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

     terminate all of its obligations under the Amended Facility. During the year, the Company eliminated deferred charges related to this Amended Facility in the amount of $3,381, of which $685 related to the valuation of warrants at the time of amendment. The remaining $2,696 related to cash debt issue costs.

[c] $12.5 million subordinate credit facility

     On August 9, 2002, the Company terminated all of its obligations under the subordinate credit facility. On June 30, 2002, the Company eliminated deferred debt issue costs related to the termination of the Company's subordinate credit facility in the amount of $3,072, of which $2,100 related to the valuation of warrants at the time of amendment. The remaining $972 related to cash debt issue costs.

10. DEBENTURES PAYABLE

In December 2002, HRC, a wholly-owned subsidiary of the Company, entered into a joint venture with a third party. A new company, 1555195 Ontario Inc., was incorporated and the third party deposited $10,000 cash in escrow in 1555195 Ontario Inc. in exchange for debentures. The Company's proportionate share of the cash and debentures has been included in the consolidated financial statements. The assets and liabilities of HRC consist of the $10,000 cash in escrow and $10,000 debentures. The debentures are due on demand any time after January 15, 2003 and HRC has the right to prepay the debentures without penalty any time after January 15, 2003. The debentures have a maturity date of December 30, 2003 and bear interest at 10% per annum, compounded annually and due on maturity.

11. LICENCE AGREEMENTS

The Company has entered into a licence agreement with the Canadian Department of National Defence dated July 30, 1986, as amended and restated March 1, 1999, pursuant to which it was granted exclusive world-wide licences to certain inventions and processes related to Hemolink(TM). The agreement expires upon the last to expire of [i] the patent rights licensed thereunder and [ii] any patents obtained by the Company related to the patent rights licensed by the Canadian Department of National Defence.

Under this agreement, the Company would be required to pay royalties at rates based upon the net selling price of any products which may be produced which embody these licensed technologies, as well as a percentage of any consideration received for sub-licensing such technologies.

This agreement also commits, and the Company is paying, a minimum annual royalty at the greater of $10 or 20% of royalties due in the immediately preceding year. The Company has the

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

right to commute future royalties in consideration of the payment of the greater of $4,000 or five times the previous year's annual royalties.

12. LEASE COMMITMENTS

The future minimum annual lease payments under operating lease agreements for premises and equipment in aggregate for the years ending December 31 are approximately as follows:

                                                            $
---------------------------------------------------------------
2003                                                        396
2004                                                        396
2005                                                        312
2006                                                        142
2007                                                         50
Thereafter                                                   --
===============================================================
                                                          1,296
===============================================================

13. RESEARCH AND DEVELOPMENT PROJECT

The Company is focused on the development of a portfolio of products for the treatment of hemoglobin deficiencies or anemia. The Company's focus is the commercialization of their first product, Hemolink(TM), which is a highly purified, human-derived hemoglobin replacement product. Hemolink(TM) is designed to provide safe, immediate oxygen-carrying capability and to eliminate the need for donor red blood cell transfusions in patients suffering from acute anemia. Hemolink(TM) is currently being evaluated for use in cardiac surgery, orthopedic surgery and chemotherapy-induced anemia.

Research and development costs cumulative from July 11, 1985 though December 31, 2002 related to Hemolink(TM) amounted to $167,500.

14. CONSOLIDATED STATEMENT OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

HEMOSOL INC.
[A Development Stage Company]

                                                         2002               2001            2000
                                                           $                  $               $
-------------------------------------------------------------------------------------------------
Amounts receivable and other assets                      2,079             (1,189)         (1,577)
Inventory                                               (1,146)            (1,096)           (635)
Accounts payable and accrued liabilities                 2,885                 99          (1,324)
-------------------------------------------------------------------------------------------------
                                                         3,818             (2,186)         (3,536)
=================================================================================================

NON-CASH TRANSACTIONS

During the year, the Company entered into the following non-cash activities:

[i] On October 25, 2002, the Company incurred $7,080 of deferred debt issue costs through the issuance of 6,000,000 common share purchase warrants [notes 6 and 7[a]].

[ii] On April 18, 2002, the Company issued 159,250 common shares valued at $718 as payment of underwriters' fees [note 7[a]].

[iii] At December 31, 2002, capital asset obligations included in accounts payable and accrued liabilities totaled $6,457 [2001 - $7,698].

15. FINANCIAL INSTRUMENTS

FAIR VALUES

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2002 and 2001, the estimated fair values of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity periods of these instruments.

FOREIGN CURRENCY RATE RISK

The Company is exposed to foreign currency fluctuations to the extent that purchases are denominated in foreign currencies.

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

The Company has the following percentage of their assets and liabilities denominated in foreign currencies:

                                                                           2002               2001
                                                                             %                  %
--------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                   32                 14
Short-term investments                                                      --                 45
Accounts payable and accrued liabilities                                    28                  4
==================================================================================================

These amounts are mainly denominated in U.S. dollars.

The Company is exposed to foreign exchange rate risks with respect to these amounts. The Company currently does not use financial instruments to hedge these risks.

16. SUBSEQUENT EVENTS

On February 28, 2003, the Company completed a drawdown in the amount of $10 million under its $20 million Facility agreement with the Bank of Nova Scotia. Borrowings under the Facility will bear interest at a rate of prime plus 1% per annum, with interest payable monthly.

17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"], which differ in certain material respects from those applicable in the United States ["U.S. GAAP"].

The material differences as they apply to the Company's consolidated financial statements are as follows:

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

[a] Balance sheet adjustments:

                                                        2002            2001           2000
                                                         $               $              $
--------------------------------------------------------------------------------------------
AMOUNTS RECEIVABLE AND OTHER ASSETS
Balance under Canadian GAAP                             1,077           3,156          1,967
Adjustment for employee stock purchase loans [i]           --            (382)          (339)
--------------------------------------------------------------------------------------------
BALANCE UNDER U.S. GAAP                                 1,077           2,774          1,628
============================================================================================

PATENTS AND TRADEMARKS
Balance under Canadian GAAP                             2,176           1,964          1,020
Adjustment for patents and trademarks [ii]             (2,176)         (1,964)        (1,020)
--------------------------------------------------------------------------------------------
BALANCE UNDER U.S. GAAP                                    --              --             --
============================================================================================

SHARE CAPITAL
Balance under Canadian GAAP                           336,289         306,135        192,923
Adjustment for share issue costs [iii]                (22,526)        (20,457)       (11,564)
Adjustment for employee stock purchase loans [i]           --            (382)          (339)
--------------------------------------------------------------------------------------------
BALANCE UNDER U.S. GAAP                               313,763         285,296        181,020
============================================================================================

DEFICIT
Balance under Canadian GAAP                          (240,761)       (183,858)      (136,388)
Adjustment for share issue costs [iii]                 22,526          20,457         11,564
Adjustment for patents and trademarks [ii]             (2,176)         (1,964)        (1,020)
--------------------------------------------------------------------------------------------
BALANCE UNDER U.S. GAAP REFERRED TO AS
  "DEFICIT ACCUMULATED DURING THE
  DEVELOPMENT STAGE" [note 17[f]]                    (220,411)       (165,365)      (125,844)
============================================================================================

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

     [i] Employee stock purchase plan

         Under Canadian GAAP, loans provided to employees for the purchase of shares may be either recorded as amounts receivable or deducted from share capital, depending on certain criteria. Under U.S. GAAP, such loans must be deducted from share capital.

    [ii] Patents and trademarks

         Under Canadian GAAP, patent and trademark costs are carried at cost less accumulated amortization and are amortized on a straight-line basis over their estimated economic life. Under U.S. GAAP, these costs are generally expensed as incurred.

   [iii] Share issue costs

         Under U.S. GAAP, the carrying value of capital stock is shown net of share issue costs. Under Canadian GAAP, share issue costs are reported as an adjustment to deficit.

    [iv] Jointly controlled enterprise

         The investment in 1555195 Ontario Inc. is proportionately consolidated under Canadian GAAP. This investment is accounted for using the equity method under U.S. GAAP. The Company relies on an accommodation available under certain conditions which permits the Company to omit disclosure of the differences in classification that arise. The joint venture in 1555195 Ontario Inc. qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

[b] The components of stockholders' equity under U.S. GAAP are as follows:

                                                      2002       2001        2000
                                                       $          $           $
-----------------------------------------------------------------------------------
Share capital                                        313,763    285,296     181,020
Contributed surplus                                    8,535      8,535       8,535
Deficit accumulated during the development stage    (220,411)  (165,365)   (125,844)
-----------------------------------------------------------------------------------
                                                     101,887    128,466      63,711
===================================================================================

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

[c] Reconciliation of net loss under Canadian and U.S. GAAP:

                                               2002       2001       2000
                                                 $          $          $
---------------------------------------------------------------------------
Net loss for the year, under Canadian GAAP    (54,834)   (38,577)   (27,597)
Adjustment for patents and trademarks            (212)      (944)      (279)
---------------------------------------------------------------------------
NET LOSS AND COMPREHENSIVE LOSS,
UNDER U.S. GAAP                               (55,046)   (39,521)   (27,876)
===========================================================================

NET LOSS PER SHARE, UNDER U.S. GAAP             (1.24)     (1.01)     (0.89)
===========================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING, UNDER U.S. GAAP
   [ROUNDED TO THE NEAREST THOUSAND SHARE]     44,514     39,168     31,452
===========================================================================

[d] Cash flow adjustments:

                                                       2002         2001        2000
                                                         $           $            $
--------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Balance under Canadian GAAP                           (40,359)     (37,934)    (29,461)
Adjustment for patents and trademarks (additions)        (327)        (568)       (354)
Adjustment for employee stock purchase loans             (382)          43         232
--------------------------------------------------------------------------------------
BALANCE UNDER U.S. GAAP                               (41,068)     (38,459)    (29,583)
======================================================================================

INVESTING ACTIVITIES
Balance under Canadian GAAP                            35,026     (106,035)    (13,640)
Adjustment for patents and trademarks                     327          568         354
--------------------------------------------------------------------------------------
BALANCE UNDER U.S. GAAP                                35,353     (105,467)    (13,286)
======================================================================================

FINANCING ACTIVITIES
Balance under Canadian GAAP                            20,179      104,685      75,362
Adjustment for employee stock purchase loans              382          (43)       (232)
--------------------------------------------------------------------------------------
BALANCE UNDER U.S. GAAP                                20,561      104,642      75,130
======================================================================================

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

[e] Stock-based compensation:

     The Company accounts for compensation expense for certain members of its employee stock option plan under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Since the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized under U.S. GAAP.

     Had compensation cost for the employee stock option plan been determined based upon fair value at the grant date for awards under this plan consistent with the methodology prescribed under Statement of Financial Accounting Standard ["SFAS"] No. 123, "Accounting for Stock-based Compensation", the Company's net loss and net loss per share would have changed to the pro forma amounts indicated below:

                                                 2002        2001        2000
                                                   $           $           $
-------------------------------------------------------------------------------
Net loss under U.S. GAAP                        (55,046)    (39,521)    (27,876)
Estimated stock-based compensation costs         (1,615)     (2,644)       (885)
-------------------------------------------------------------------------------
PRO FORMA NET LOSS FOR THE YEAR                 (56,661)    (42,165)    (28,761)
-------------------------------------------------------------------------------

PRO FORMA NET LOSS PER SHARE                      (1.27)      (1.08)      (0.91)
-------------------------------------------------------------------------------

WEIGHTED AVERAGE FAIR VALUE OF STOCK OPTIONS
GRANTED DURING THE YEAR                            1.78        7.77       10.48
-------------------------------------------------------------------------------

     The fair values of all options granted during 2002, 2001 and 2000 were estimated using the Black-Scholes option pricing model with the same assumptions described in note 7[c].

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

[f] Development stage enterprise:

     Under U.S. GAAP, specifically SFAS No. 7, "Accounting and Reporting of a Development Stage Enterprise", the following additional disclosures are required:

     [i] Consolidated statement of loss and deficit:

                                               CUMULATIVE FROM
                                                JULY 11, 1985
                                                   THROUGH
                                                DECEMBER 31,
                                                    2002
                                                      $
--------------------------------------------------------------
Revenue                                             7,285
--------------------------------------------------------------
Research and development                          180,211
Administration and support services                39,049
Marketing and business development                 15,018
--------------------------------------------------------------
                                                  234,278
--------------------------------------------------------------
Loss from operations before the following        (226,993)
Interest income                                    15,751
Amortization of deferred charges                   (1,947)
Write-off of deferred charges                      (6,453)
Foreign exchange gain                                 753
--------------------------------------------------------------
Loss before income taxes                         (218,889)
Provision for income taxes                           (464)
--------------------------------------------------------------
NET LOSS FOR THE PERIOD                          (219,353)

Deficit, beginning of period                           --
Dividends                                            (933)
Share redemption premium                             (125)
--------------------------------------------------------------
DEFICIT, END OF PERIOD                           (220,411)
==============================================================

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

    [ii] Consolidated statement of cash flows:

                                                                  CUMULATIVE FROM
                                                                   JULY 11, 1985
                                                                     THROUGH
                                                                   DECEMBER 31,
                                                                       2002
                                                                         $
---------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                                    (184,799)
---------------------------------------------------------------------------------

CASH USED IN INVESTING ACTIVITIES                                    (103,163)
---------------------------------------------------------------------------------

CASH PROVIDED BY FINANCING ACTIVITIES                                 305,551
---------------------------------------------------------------------------------

Effect of exchange rates on cash and cash equivalents                     (10)
---------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD            17,579
=================================================================================

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

   [iii] Share capital:

The following represents the Company's cumulative statement of shareholders' capital determined in accordance with U.S. GAAP from inception:


                                                 COMMON SHARES       SERIES A SPECIAL SHARES   SERIES C SPECIAL SHARES
                                                  #            $           #            $          #              $
                                             ----------------------  -----------------------   -----------------------
------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 11, 1985                                -           -            -           -          -             -
Issued for cash during the period July 11,
  1985 to December 31, 1990, net              2,410,537           7    2,000,000       2,000    910,000         2,002
------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1991                      2,410,537           7    2,000,000       2,000    910,000         2,002
Issued for cash                               2,217,450       2,257            -           -          -             -
Exchange of Series C special shares
  for common shares                             910,000       3,060            -           -   (910,000)       (2,002)
Shares redeemed                                 (50,520)          -            -           -          -             -
------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1992                      5,487,467       5,324    2,000,000       2,000          -             -
Issued for cash                               2,382,750      19,062            -           -          -             -
Shares redeemed                                       -           -   (2,000,000)     (2,000)         -             -
------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1993                      7,870,217      24,386            -           -          -             -
Issued for cash                               3,181,500      34,997            -           -          -             -
Employee options exercised for cash               3,609           6            -           -          -             -
Shares redeemed                                 (24,057)          -            -           -          -             -
------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1994                     11,031,269      59,389            -           -          -             -
Employee options exercised for cash              28,868          49            -           -          -             -
------------------------------------------------------------------------------------------------------------------------

                                                                      NON-EMPLOYEE WARRANTS      SHARE
                                             SERIES D SPECIAL SHARES       AND OPTIONS        ISSUE COSTS    TOTAL
                                                #            $           #           $             $           $
                                             -----------------------  ---------------------   -----------    -----
------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 11, 1985                              -         -          -           -               -           -
Issued for cash during the period July 11,
  1985 to December 31, 1990, net                    -         -          -           -               -       4,009
------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1991                            -         -          -           -               -       4,009
Issued for cash                                     -         -          -           -               -       2,257
Exchange of Series C special shares
  for common shares                                 -         -          -           -               -       1,058
Shares redeemed                                     -         -          -           -               -           -
------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1992                            -         -          -           -               -       7,324
Issued for cash                                     -         -          -           -          (1,230)     17,832
Shares redeemed                                     -         -          -           -               -      (2,000)
------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1993                            -         -          -           -          (1,230)     23,156
Issued for cash                                     -         -          -           -          (2,262)     32,735
Employee options exercised for cash                 -         -          -           -               -           6
Shares redeemed                                     -         -          -           -               -           -
------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1994                            -         -          -           -          (3,492)     55,897
Employee options exercised for cash                 -         -          -           -               -          49
------------------------------------------------------------------------------------------------------------------

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

[iii] Share capital [cont'd]:


                                           COMMON SHARES       SERIES A SPECIAL SHARES   SERIES C SPECIAL SHARES
                                            #            $          #          $             #             $
                                       ----------------------  -----------------------   -----------------------
----------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1995               11,060,137      59,438       -          -             -             -
Issued for cash                                 -           -       -          -             -             -
Employee options exercised for cash         7,218          12       -          -             -             -
----------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1996               11,067,355      59,450       -          -             -             -
Issued for cash                         2,500,000      13,250       -          -             -             -
Employee options exercised for cash        10,000          17       -          -             -             -
----------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1997               13,577,355      72,717       -          -             -             -
Conversion of Series D special shares   1,048,214       5,870       -          -             -             -
----------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1998               14,625,569      78,587       -          -             -             -
Issued for cash                         2,437,594       7,313       -          -             -             -
----------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1999               17,063,163      85,900       -          -             -             -
Issued for cash                         7,616,328      27,601       -          -             -             -
Employee options exercised for cash        25,160          52       -          -             -             -
Issue of common shares under employee
  share purchase plan for cash             24,350         107       -          -             -             -
Non-employee warrants and options
  exercised for cash                       40,300         129       -          -             -             -
Issued for services
Shares returned and cancelled            (100,000)          -       -          -             -             -
----------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2000               24,669,301     113,789       -          -             -             -
Issued for cash                         7,072,333      74,253       -          -             -             -
Employee options exercised for cash       283,817         874       -          -             -             -
Issue of common shares under employee
  share purchase plan for cash             32,450         429       -          -             -             -

                                                                NON-EMPLOYEE WARRANTS      SHARE
                                       SERIES D SPECIAL SHARES       AND OPTIONS        ISSUE COSTS   TOTAL
                                            #             $         #          $             $          $
                                       -----------------------  ---------------------   -----------  -------
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1995                         -          -           -      -          (3,492)     55,946
Issued for cash                          1,048,214      5,870           -      -            (131)      5,739
Employee options exercised for cash              -          -           -      -               -          12
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1996                 1,048,214      5,870           -      -          (3,623)     61,697
Issued for cash                                  -          -           -      -          (1,152)     12,098
Employee options exercised for cash              -          -           -      -               -          17
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1997                 1,048,214      5,870           -      -          (4,775)     73,812
Conversion of Series D special shares   (1,048,214)    (5,870)          -      -               -           -
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1998                         -          -           -      -          (4,775)     73,812
Issued for cash                                  -          -           -      -            (254)      7,059
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1999                         -          -           -      -          (5,029)     80,871
Issued for cash                                  -          -           -      -          (1,918)     25,683
Employee options exercised for cash              -          -           -      -               -          52
Issue of common shares under employee
  share purchase plan for cash                   -          -           -      -               -         107
Non-employee warrants and options
  exercised for cash                             -          -     (40,300)     -               -         129
Issued for services                                               320,000
Shares returned and cancelled                    -          -           -      -               -           -
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2000                         -          -     279,700      -          (6,947)    106,842
Issued for cash                                  -          -           -      -          (4,617)     69,636
Employee options exercised for cash              -          -           -      -               -         874
Issue of common shares under employee
  share purchase plan for cash                   -          -           -      -               -         429

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

   [iii] Share capital [cont'd]:

                                           COMMON SHARES       SERIES A SPECIAL SHARES   SERIES C SPECIAL SHARES
                                            #            $               #     $             #            $
                                       ----------------------  -----------------------   -----------------------
----------------------------------------------------------------------------------------------------------------
Non-employee warrants and options
  exercised for cash                      212,000         678            -     -             -             -
Issued for services                             -           -            -     -             -             -
----------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2001               32,269,901     190,023            -     -             -             -
Issued for cash                         8,050,000     108,678            -                   -
Employee options exercised for cash       296,860       1,435            -     -             -             -
Issue of common shares under employee
  share purchase plan for cash             33,400         264            -     -             -             -
Non-employee warrants and options
  exercised for cash                      343,700       2,701            -     -             -             -
Issued for services                             -           -            -     -             -             -
Expired                                         -           -            -     -             -             -
----------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2002               40,993,861     303,101            -     -             -             -
Issued for cash                         4,900,000      22,045            -     -             -             -
Issued as share issue costs               159,250         718            -     -             -             -
Employee options exercised for cash        46,523          80            -     -             -             -
Issue of common shares under
  employee share purchase plan for
  cash                                      4,150          45            -     -             -             -
Issued for services                             -           -            -     -             -             -
Expired                                         -           -            -     -             -             -
Cancelled                                       -           -            -     -             -             -
----------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002             46,103,784     325,989            -     -             -             -
================================================================================================================

                                                                NON-EMPLOYEE WARRANTS      SHARE
                                       SERIES D SPECIAL SHARES       AND OPTIONS        ISSUE COSTS   TOTAL
                                          #            $            #            $           $          $
                                       -----------------------  ---------------------   -----------  -------
------------------------------------------------------------------------------------------------------------
Non-employee warrants and options
  exercised for cash                      -            -          (212,000)         -          -         678
Issued for services                       -            -         1,044,172      2,900                  2,900
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2001                  -            -         1,111,872      2,900    (11,564)    181,359
Issued for cash                           -                              -          -     (8,893)     99,785
Employee options exercised for cash       -            -                 -          -          -       1,435
Issue of common shares under employee
  share purchase plan for cash            -            -                 -          -          -         264
Non-employee warrants and options
  exercised for cash                      -            -          (343,700)         -          -       2,701
Issued for services                       -            -            20,000        134          -         134
Expired                                   -            -           (60,950)         -          -           -
------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2002                  -            -           727,222      3,034    (20,457)    285,678
Issued for cash                           -            -                 -          -     (2,069)     19,976
Issued as share issue costs               -            -                 -          -          -         718
Employee options exercised for cash       -            -                 -          -          -          80
Issue of common shares under
  employee share purchase plan for
  cash                                    -            -                 -          -          -          45
Issued for services                       -            -         8,557,500      7,890          -       7,890
Expired                                   -            -          (222,222)         -          -           -
Cancelled                                 -            -           (85,000)      (624)         -        (624)
------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                -            -         8,977,500     10,300    (22,526)    313,763
============================================================================================================

HEMOSOL INC.
[A Development Stage Company]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               [All dollar amounts in thousands, except as noted]

December 31, 2002, 2001 and 2000

18. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 consolidated financial statements.

                                  EXHIBIT INDEX

EXHIBIT
  NO.                                  DESCRIPTION
-------       --------------------------------------------------------------------
  1.1         Articles of Incorporation of the Company, dated July 11, 1985*

  1.2         Articles of Amendment of the Company, dated September 15, 1987*

  1.3         Articles of Amendment of the Company, dated September 28, 1987*

  1.4         Articles of Amendment of the Company, dated November 14, 1989*

  1.5         Articles of Amendment of the Company, dated January 30, 1992*

  1.6         Articles of Amendment of the Company, dated March 2, 1992*

  1.7         Articles of Amendment of the Company, dated June 26, 1995*

  1.8         Bylaws of the Company*

  1.9         By-law No. 3 of the Company

  2           See exhibits 1.1-1.7 above

  4.1         Commitment Letter by The Bank of Nova Scotia, dated October 25, 2002

  4.2         Supplemental Agreement, dated as of November 22, 2002, between
              Hemosol Inc. and The Bank of Nova Scotia

  4.3         Memorandum of Understanding, dated October 22, 2002, between MDS
              Inc. and Hemosol Inc.

  8.1         Subsidiaries of the Company

 12.1         Certification of CFO and Interim CEO Pursuant to Section 906 of the
              Sarbanes-Oxley Act of 2002

-----------------
* Incorporated by reference to our Registration Statement on Form 8-A, filed with the SEC on February 22, 2001.