Form 20-F
LPBP INC
filed 2005-04-28
CIK 1132907

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended October 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number: 000-31102
LPBP INC.
(Exact name of Registrant as specified in its charter)
Ontario
(Jurisdiction of incorporation or organization)

100 International Boulevard, Toronto, Ontario, Canada M9W 6J6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Class A Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of October 31, 2004, the number of outstanding Class A Common Shares was 94,467,973 and the number of Class B Non-Voting Shares was 11,134,648,627.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ]     No [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X] Item 18 [  ]

TABLE OF CONTENTS

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3. KEY INFORMATION

ITEM 4. INFORMATION ON THE COMPANY

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8. FINANCIAL INFORMATION

ITEM 9. THE OFFER AND LISTING

ITEM 10. ADDITIONAL INFORMATION

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15. CONTROLS AND PROCEDURES

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B CODE OF ETHICS

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

PART III

ITEM 17. FINANCIAL STATEMENTS

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

SIGNATURES

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

We express all dollar amounts in this Annual Report in Canadian dollars, except where indicated otherwise. References to "$" are to Canadian dollars, and references to "U.S.$" are to U.S. dollars. Unless otherwise indicated, all references to "LPBP" or the "Company" are references to LPBP Inc.

The historical financial statements of the Company are reported in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP"), except as described in Note 11 to the audited historical financial statements of the Company included in this Annual Report.

Forward-Looking Statements

This Annual Report contains forward-looking statements relating to the business and financial outlook of the Company which are based on the current expectations, estimates, forecasts and projections of the Company. In some cases, forward looking statements can be identified by terminology such as "may'', "will'', "should'', "expects'', "plans'', "anticipates'', "believes'', "estimates'', "predicts'', "potential'' or "continue'' or the negative of these terms or other comparable terminology. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Shareholders should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and the Company is under no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, the risks described under "Risk Factors'' in this Annual Report.

Selected Financial Data

The following tables present selected historical financial data of the Company (stated in Canadian dollars) prepared in accordance with Canadian GAAP (as defined above) for the fiscal years ended October 31, 2002, 2003 and 2004, respectively. Historical results are not necessarily indicative of the results that you may expect for any other future period or for a full year. The selected historical financial data should be read in conjunction with the audited financial statements of the Company and the notes thereto included elsewhere in this Annual Report and "Item 5. Operating and Financial Review and Prospects---Management's Discussion and Analysis".

The Company has omitted the selected financial information for the years ended October 31 2001 and 2000 because the information cannot be created without unreasonable effort or expense. Specifically, since the Company's financial statements are presented using the continuity of interests method the historical results of the Company are dependent on the historical results of Labs Business (as defined in Item 3). Since Labs LP (as defined in Item 3) was a division of MDS Inc. (a public company and 47.5% owner of LPBP) prior to May 1, 2004, it did not have separate financial statements. Although under no obligation to do so, MDS agreed to provide three years of financial information for the Labs Business (included elsewhere herein), however, given the amount of time and expense involved with the creation of the three year statements, it was determined that it would be unreasonable to request MDS to provide five years of statements. For more information on the continuity of interests method of presentation please see Item 4A - History and Development of the Company".

LPBP Inc.

Selected Financial Data Prepared in Accordance with Canadian GAAP
($'s in thousands)

	For the Years Ended October 31,
	2002	2003	2004

Equity in earnings of investee	$50,920	48,230	47,309
Income tax provision	$(19,999)	(17,857)	(10,415)
Net income	$30,921	30,373	36,082
Total assets	$34,796	34,796	174,031
Net assets	$34,796	34,796	56,388
Share capital	$34,796	34,796	36,996
Weighted average number of shares outstanding	n/a	n/a	11,229,117,000

The Company does not have any sales or revenues, therefore these line items were omitted from the selected financial information above. In addition, the Company's earnings per share, based on the weighted average number of shares outstanding for fiscal 2004 is less than half of one cent. As this does not provide meaningful information to the users of the financial statements, it has been omitted from the selected financial data above. For the years ended October 31, 2003 and 2002, there were no shares outstanding as the income earned was assumed to have been distributed to MDS, the previous owner of Labs LP, as described in more detail in "Item 4 - Information on the Company".

The Company had not declared any dividends on its Class A Common Shares or Class B Non-Voting Shares as at October 31, 2004. After the year-end the Company began paying dividends on its Class B Non-Voting Shares. See "Item 8 - Financial Information".

Exchange Rate Information

The following tables provide exchange rates for Canadian dollars expressed in U.S. dollars for each period indicated. These exchange rates are based on the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). The "High" and "Low" rates for each period are the high and low Noon Buying Rates during the period. The "Average" rate for a period is the average of the Noon Buying Rates for the last day of each month during that period.

On April 26, 2005, the exchange rate was $1.2462.

a) The following table sets forth the High and Low exchange rates for each month during the previous six months:

Previous Six Months (U.S. $)

	Mar 2005	Feb 2005	Jan 2005	Dec 2004	Nov 2004	Oct 2004

High	0.8322	0.8134	0.8346	0.8435	0.8493	0.8201
Low	0.8024	0.7961	0.8050	0.8064	0.8155	0.7858

b) The following table sets forth the average exchange rates for the three most recent financial years, calculated by using the average rate on the last day of each month:

Years ended December 31 (US$)

	2004	2003	2002
Average	0.7606	0.6362	0.6954

B. Capitalization

Not applicable.

C. Reasons for the Offer and use of proceeds

Not applicable.

D. Risk Factors

The following is a description of risk factors that affect the Company's business, and ultimately, its profitability. In addition, since the Company's financial results are almost entirely dependent upon the results of Labs LP the risks relating to Labs LP are also included.

The Company faces the following risk factors:

Restrictions on the business and activities that the Company may undertake may adversely affect the ability of the Company to respond effectively to future events and circumstances.

The Company is a limited purpose corporation, the articles of which contain extensive restrictions on the business and other activities that the Company may undertake. For example, the articles of the Company provide that the Company must retain and may not dispose of its limited partnership interests in Labs LP or Hemosol LP (as defined in Item 4), except in the circumstances provided for in the articles, and may not undertake any other business except as expressly provided in the articles. Further, in addition to any other approvals required by law, such restrictions may only be modified with the approval by special resolution of the holders of Class A Common Shares and Class B Non-Voting Shares of the Company, each voting separately as a class. While restrictions contained in the articles of the Company are designed to narrow the scope of activities undertaken by the Company and thereby minimize the risk that the Company will not be able to distribute cash to its shareholders, events and circumstances may arise in the future to which the Company may not be able to effectively respond due to its inability to undertake certain corporate activities.

The absence of a public market for the Company's shares may adversely affect their liquidity.

Neither the Class A Common Shares nor the Class B Non-Voting Shares of the Company are listed or posted for trading on any exchange or market and there can be no assurance that a significant market through which such shares can be sold will develop or be sustained. If an active market for the shares of the Company does not develop, the liquidity of the shares may be limited and the market price for the shares may not be readily determinable and could be subject to significant fluctuations.

The results of the Company may be adversely affected if certain liabilities existing prior to the Arrangement are not fully satisfied by Hemosol LP.

Prior to the Arrangement (as defined under Item 4), the Company carried on an active business, which included the development and testing of medical products. Under the terms of an agreement with the Company, Hemosol LP expressly assumed all liabilities of the Company existing prior to the Arrangement. In addition, pursuant to an indemnity agreement between the Company and Hemosol LP, Hemosol LP agreed to indemnify the Company for all such liabilities to the extent that the Company suffers a loss in respect thereof. However, Hemosol LP may be unable to fully indemnify the Company in respect of all such losses. Such losses could be substantial, including but not limited to losses arising as a result of any act or omission in connection with any clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or any subsidiary or in which the Company or any subsidiary or its products or product candidates participated prior to the Arrangement. The Company's financial results and ability to distribute cash to shareholders could be adversely affected in the event that any such losses are not insured or fully indemnified by Hemosol LP.

The Company, and by extension, holders of Class A Common Shares and Class B Non-Voting Shares of the Company, will not receive compensation in the event that the Company's tax losses cannot be utilized, in whole or in part, by the Company due to events or circumstances existing prior to the Arrangement.

As part of the Arrangement , the Company represented as to, among other things, the quantum of its unutilized tax losses, the stated capital of its common shares and there not having been prior to the Arrangement an acquisition of control of the Company. In the event that any of such representations is incorrect, the ability of the Company to apply some or all of its unutilized tax losses against income will be restricted, or certain other taxable events may be deemed to have occurred such that the dividends or other distributions on the shares of the Company will be reduced. In the event that any such representations are incorrect, holders of the Company's shares will not be entitled to any compensation in their capacity as shareholders.

The ability of the Company to apply its tax losses against income will be compromised in the event of an acquisition of control of the Company

In the event that a person or group, as determined for purposes of the Income Tax Act (Canada), acquires control of the Company, the ability of the Company to apply its unutilized tax losses against income or to reduce its income tax payable will be restricted from and after the acquisition of control. There can be no assurance that an acquisition of control will not occur.

The Company is dependent on the ability of Labs LP and Hemosol LP to generate income.

The Company is a limited purpose corporation whose sole assets are its limited partnership interests in Labs LP and Hemosol LP. Although the articles of the Company provide that, subject to applicable law, the Company will distribute distributable cash flow to holders of shares of the Company, there can be no assurance regarding either the amount of income to be generated by Labs LP or Hemosol LP or amounts distributed to the Company. In addition, the declaration of dividends is at the discretion of the board of directors of the Company. The actual amount distributed to shareholders will depend upon numerous factors, including the profitability of Labs LP and Hemosol LP, fluctuations in working capital, the sustainability of margins and capital expenditures, the risks of such partnerships and the ability of the Company to apply its unutilized tax losses against income.

As Hemosol LP is expected to incur losses from operations until it is able to commercialize HEMOLINK and/or products developed under its strategic alliance with ProMetic, the Company will be dependent upon receiving distributions from Labs LP for substantially all of its income. Further, the articles of the Company impose extensive restrictions on the business that may be carried on by the Company. Accordingly, the Company will be dependent upon the ability of Labs LP to generate income. In fiscal 2004, all of the Company's earnings were derived from Labs LP.

There can be no assurance that the Tax Act or the administrative practices of Canada Revenue Agency ("CRA") will not be changed in a manner that adversely affects the ability of the Company to apply its tax losses against income.

There can be no assurance that Canadian federal income tax laws and the administrative policies and assessing practices of CRA respecting the ability of a corporation to apply previously accumulated tax losses against future income or to reduce taxes payable will not be changed in a manner which adversely affects the Company and, by extension, the holders of shares of the Company.

The share ownership of the Company by MDS may adversely affect the price of the Class A Common Shares.

MDS owns 47.5% of the voting securities of the Company in the form of Class A Common Shares. MDS also owns 99.56% of the equity of the Company through a combination of Class A Common Shares and Class B Non-Voting Shares. As a result of its holdings of Class A Common Shares, MDS will be in a position to vote its Class A Common Shares on matters requiring shareholder approval, including the determination of significant corporate actions. In addition, the interests of MDS may not correspond with those of the other holders of Class A Common Shares. The extent of MDS's share ownership may limit the price that investors may be willing to pay in the future for Class A Common Shares.

The requirement of certain conditions precedent to the acquisition of Class A Common Shares in certain circumstances may discourage a take-over bid for the Class A Common Shares.

The articles of the Company require that a person or group wishing to acquire a majority of the Class A Common Shares comply with certain conditions precedent to the acquisition of Class A Common Shares in those circumstances. These provisions, in effect, require such a person or group to also acquire a comparable portion of the Class B Non-Voting Shares at fair market value. Accordingly, these conditions precedent may discourage certain take-over bids for the Class A Common Shares.

Risks Relating to the Labs Business

The following are certain risks associated to Labs LP:

The revenues of Labs LP are capped and dependent on government health insurance programs.

Revenues from the Labs Business will be substantially dependent on the Ontario individual corporate caps established by the Ministry of Health ("MOH") for each company providing laboratory services. This funding model prevents a company from increasing its revenues by increasing its volume of testing. At the same time, however, there is a risk that Labs LP's corporate cap, and potentially its revenue, may be decreased if its volume of testing decreases to the extent that it bills less than its cap in any year. In addition, the current agreement which establishes the individual corporate caps, expired on March 31, 2005 and Labs LP is currently in negotiation on a new agreement. There can be no certainty as to the terms of the future agreement.

Labs LP's ability to maintain or increase Labs LP's revenues is highly dependent on the commitment of the Government of Ontario to funding the laboratory services performed by Labs LP. The healthcare industry in general is experiencing a trend toward cost containment and management expects that this trend will continue for the foreseeable future. Revenue constraint pressures on healthcare funding across Canada will likely continue or may increase in the future. Any funding reductions or other changes in payment policies for healthcare services could have a material adverse effect on Labs LP.

Government regulation of the Labs Business is significant and licence renewals on satisfactory terms are not assured.

Community-based laboratories are subject to significant regulation and licensing requirements from all levels of government. The licensing and regulatory requirements relate to, among other matters, the conduct of testing and reporting results, the handling and disposal of medical specimens and infectious and hazardous waste and other materials, the safety and health of employees and the proficiency of staff. Community-based laboratories are also subject to periodic inspections by regulatory agencies. The licences to operate a community-based laboratory are granted for a limited term (usually for a term of one year) and their renewal is subject to government approval. A failure by Labs LP to comply with laws and regulations could expose it to significant penalties and may result in civil or criminal sanctions, including the revocation of licences, certifications and authorizations, the denial of the right to conduct business and the exclusion from participation in government healthcare programs. The imposition of any of these sanctions could have a material adverse effect on Labs LP. Licences are rarely issued and if a laboratory or clinic operated by Labs LP had its licence revoked, there is no assurance that it will be issued a new licence.

In addition to existing government healthcare regulations, there are ongoing initiatives at the federal and provincial levels for comprehensive reforms to existing legislation and policy governing the provision of healthcare services, including the payment for and availability of particular services. Laps LP believes that such initiatives will continue for the foreseeable future and could increase the cost of compliance for Labs LP. Certain aspects of these reforms, if adopted, could materially and adversely affect Labs LP's business, financial condition and results of operations.

The sustained interruption of services performed by the Labs Business could adversely affect results.

Timely, effective service is essential to maintaining Labs LP's reputation and revenue stream. The majority of Labs LP's laboratory services will be performed at its central laboratory. Any sustained interruption of the services performed at the central laboratory which significantly affects the volume of testing or the accuracy and timeliness in the reporting of test results could adversely affect Labs LP's business, financial condition and results of operations.

If Labs LP experiences more equipment malfunctions than anticipated or if Labs LP is unable to promptly obtain the services necessary to keep its equipment functioning effectively, its revenues could decline and its ability to maintain its reputation would be harmed, which could adversely affect its business, financial condition and results of operations.

The Labs Business is dependent on continued referrals of patients.

The success of Labs LP is dependent upon referrals of patients by health care professionals. Referrals are made by physicians who have no contractual obligation or economic incentive to refer patients to laboratories operated by Labs LP. Labs LP's patient service centers compete for referrals with its major competitors in the private sector and with local service providers in the communities in which Labs LP operates facilities. Labs LP is not dependent on any single referral source for a material portion of its revenue. However, if a sufficiently large number of physicians elect at any time to discontinue referring patients to Labs LP, the Labs Business and its financial condition and results of operations would be materially adversely affected.

Insurance carried by Labs LP may be insufficient to cover all risks.

Due to the nature of the services provided by Labs LP, general liability claims may be asserted against Labs LP with respect to the laboratory services provided to patients, including from reporting inaccurate results. In that regard, Labs LP may be subject to errors and omissions claims related to the services it performs and the risks of medical malpractice by laboratory personnel and pathologists. Although Labs LP carries insurance in amounts which are standard in Canada for the operation of laboratories, there can be no assurance that Labs LP will have obtained coverage of sufficient scope to satisfy any liability claim. Labs LP believes that it will be able to obtain adequate insurance coverage in the future at acceptable costs, but there can be no assurance that it will be able to do so or that it will not incur significant liabilities in excess of policy limits. Any such claims that exceed the scope of coverage or applicable policy limits or an inability to obtain adequate coverage could have a material adverse effect on Labs LP's business, financial condition and results of operations.

The interruption of Labs LP's information technology systems could have an adverse impact on results.

The Labs Business will depend, in part, on the continued and uninterrupted performance of Labs LP's information technology systems. Sustained system failures or interruptions could disrupt Labs LP's ability to process laboratory requisitions, perform testing, provide test results in a timely manner and/or bill the appropriate party. Labs LP's business, results of operations and financial condition could be adversely affected by a system failure.

Labs LP's computer systems will be vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of Labs LP's servers will be potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite precautions taken by Labs LP, unanticipated problems affecting Labs LP's systems could cause interruption in its information technology systems. Labs LP's insurance policies may not adequately compensate it for any losses that may occur due to any failures in its information technology systems.

Changes in technology may require additional investment by Labs LP which could require substantial investment.

The technology used in the laboratory services market is constantly undergoing development and change. New technologies or new tests may be developed, or existing technologies or tests refined, which could render Labs LP's existing equipment technologically or economically obsolete. The development of new technologies or new applications for existing technologies may require Labs LP to adapt its existing systems or acquire new systems in order to successfully compete. Due to cost factors, competitive considerations or other constraints, there can be no assurance that Labs LP will be able to acquire or have access to any new or improved equipment that Labs LP may need in order to serve its clients and customers. Any inability of Labs LP to provide adequate technologies may adversely affect Labs LP's business, financial condition and results of operation.

Labs LP is reliant on key personnel.

Labs LP's success will largely depend on the skills, experience and effort of its senior management. The loss of services of one or more members of Labs LP's key senior management personnel could significantly weaken Labs LP's management expertise and its ability to deliver its services efficiently and profitably. In addition, the success of Labs LP's laboratories depends on employing or contracting, as the case may be, qualified professionals such as technologists. Currently, there is a shortage of qualified technologists in Canada. While management of Labs LP believes that Labs LP will be sufficiently staffed to effectively provide services to patients, the loss of healthcare professionals or the inability to recruit these individuals in Labs LP's markets could adversely affect Labs LP's ability to operate its business efficiently and profitably.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Incorporation

The legal name of the Company is LPBP Inc. It was originally incorporated as Hemosol Inc. under the Business Corporations Act (Ontario) by articles of incorporation dated July 11, 1985. The name of the Company was changed to LPBP Inc. by articles of arrangement dated April 30, 2004.

In Canada, the Company is a venture issuer and is a reporting issuer under the securities laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The Company's shares are not listed on any exchange.

The registered and principal office of the Company is 100 International Boulevard, Toronto, Ontario M9W 6J6. The Company's telephone number is (416) 213-0565.

Recent Developments

Prior to May 1, 2004, the Company carried on the business of an integrated biopharmaceutical company focused on the discovery and development of products based on human blood proteins under the name Hemosol Inc.

Effective May 1, 2004, the Company entered into an agreement with MDS which resulted in a reorganization of the Company's previous business (the "Blood Products Business") and the Ontario clinical laboratories services business (the "Labs Business") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario).

Under the Arrangement:

  Shareholders of the Company, including MDS, exchanged each of the 56,145,583 common shares of the Company for one Class A Common Share of the Company, and one Class C Share of the Company. As part of the Arrangement, each shareholder of the Class C Shares was deemed to have transferred the Class C Shares to a new public company in exchange for shares of this new company, Hemosol Corp.
  LPBP transferred the Blood Products Business to a newly formed entity, Hemosol LP for a 100% limited partnership interest.
  LPBP then distributed a 93% interest in Hemosol LP along with $16 million to Hemosol Corp. to redeem the Class C Shares, and retained a 7% interest in Hemosol LP.
  MDS transferred the Labs Business to Labs LP for a 99.99% limited partnership interest in Labs LP. The remaining 0.01% is owned by a wholly owned subsidiary of MDS, MDS Laboratory Services Inc. ("MDS Labs"), as the general partner.
  MDS contributed its 99.99% interest in Labs LP to LPBP in exchange for 38,322,390 Class A Common Shares and 11,134,648,627 Class B Non-Voting Shares.
  Shareholders, other than MDS, hold 0.44% of the equity securities and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity securities of the Company and 47.5% of the voting shares of the Company.
  The name of the Company was changed from Hemosol Inc. to LPBP Inc.

As a result of the foregoing, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP (which operates the Blood Products Business) and a 99.99% limited partnership interest in Labs LP (which operates the Labs Business). The Company is not active in the management of Labs LP or Hemosol LP, as it holds a limited partnership interest in both entities.

As a result of this series of transactions, the Company is expected to be able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP. The tax carryovers accumulated through the previously owned Blood Products Business have an undiscounted total value of $120 million.

The Company's income and cash flow are dependent upon the income and cash flow generated from its holdings in Labs LP and Hemosol LP. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Labs and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As part of the Arrangement, MDS loaned $16 million to Labs LP, which in turn loaned the funds to the Company. The Company used these funds as partial consideration for the redemption of Class C Shares of the Company that were originally issued under the Arrangement. The loan by MDS to Labs LP was repaid prior to October 31, 2004. The loan by Labs LP to the Company bore interest at a rate of prime plus 1.5%, was to mature on May 31, 2005. On February 11, 2005 the Company received a distribution of $17 million from Labs LP and used part of the proceeds to pay down the Labs LP loan in full together with all accrued interest to that date.

The Company has determined that as a result of the previously described transactions, there is a continuity of interest with respect to the Company's equity interest in Labs LP. For purposes of presentation in the Company's financial statements, the equity accounted results of Labs LP prior to the acquisition of the partnership share by the Company on May 1, 2004, are included for comparison purposes only. As Labs LP was an integrated part of the Health segment of MDS, an allocation of indirect expenses was required to arrive at the equity earnings during the prior periods. For comparison purposes only, the equity earnings have been disclosed in the Statements of Income and have been offset, in the Statements of Retained Earnings, by distributions to MDS Inc. as the primary beneficiary of these earnings prior to May 1, 2004. This information is included in the financial statements of LPBP to assist users in assessing the Company's interest in Labs LP as a continuing interest entity, although the Company did not actually realize any equity income prior to May 1, 2004, the effective date of the transaction. Under the continuity of interests method, the financial position and results of operations and cash flows of the previously owned Blood Products Business have not been included for periods prior to May 1, 2004.

The tax carryovers have been recorded at an estimated value of $120 million and a corresponding unrealized tax loss benefit of $107 million in accordance with EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax assets and the unrealized tax loss benefit will be amortized over the period in which LPBP expects to benefit from these tax carryovers.

Capital Expenditures

Since the Arrangement the Company has not made any capital expenditures. In the three fiscal years prior to the Arrangement, the Blood Products Business invested $71.5 million in developing HEMOLINK and $78.4 million in capital expenditures of which $74.7 million was related to the construction of the primary operating facility of the Blood Products Business and $3.7 million was related to production equipment, information technology and various lab equipment.

B. Business Overview

The Company

As stated previously, the Company owns limited partnership interests in Hemosol LP which operates the Blood Products Business and Labs LP which operates the Labs Business. The Company is not active in the management of Labs LP or Hemosol LP.

During the fiscal year ended October 31, 2004, the Company received distributions from Labs LP. As a result, a brief description of Labs LP and the Labs Business is provided below. The Company has not received any distributions from Hemosol LP, nor does it anticipate that it will receive any distribution from Hemosol LP in the foreseeable future. The Company does not consider its investment in Hemosol LP as material to the Company.

Description of the Labs Business

Overview of Operations

MDS began operating the Labs Business in Ontario in 1970 and the business has since grown to become one of the largest providers of community-based laboratory services by revenue in Ontario. It currently performs over 31% of all private sector community-based laboratory services in Ontario. The Labs Business currently holds licences for the full range of laboratory services for which licences are available from the MOH, thereby allowing it to perform virtually any laboratory service that could be ordered by a health care professional.

The Labs Business generated revenues of approximately $211 million, $201 million and $199 million respectively for the fiscal years ended October 31, 2004, 2003 and 2002. Over 86% of such revenue was paid by the MOH on the basis determined under agreements between the MOH and the Ontario Association of Medical Laboratories (OAML). The Labs Business generated net income of approximately $47 million, $48 million and $51 million respectively for the fiscal years ended October 31, 2004, 2003 and 2002.

Laboratory services in Ontario are generally paid for by the Ontario provincial government. Community Laboratories in Ontario are compensated for performing most laboratory services by billing the MOH on a fee for service basis for those services covered by the MOH, with the fees being established by a government fee schedule. Fees for laboratory services that are not covered by the MOH are billed directly to patients. The MOH has both (i) an industry cap, which limits the total amount that will be paid in the aggregate to the Community Laboratories for services performed in the Ontario provincial government's fiscal year and (ii) the corporate cap, which limits the amount each Community laboratory service provider can individually be paid for the services it performs in a fiscal year. The corporate cap is allocated among the market participants on the basis of market share. If a Community Laboratory service provider does not perform sufficient services to be able to bill the MOH for the total amount of that laboratory's cap in any one fiscal year, the MOH will acquire that unbilled portion of the laboratory's corporate cap and re-allocate that portion to the other service providers pro rata on the basis of each provider's market share. Labs LP has consistently performed sufficient services to be able to bill and collect the full value of its corporate cap.

Community Laboratories negotiate their contracts with the MOH through the OAML. Negotiations are conducted on a regular basis and include the size of the industry cap and fee schedule adjustments for specific services. The industry cap for all Community Laboratories was $526 million in 2004 and $553 million in 2005 under an agreement that expired March 31, 2005. Labs LP is currently negotiating a new agreement with the MOH through the OAML.

Labs Business Strategy

The goal of Labs LP is to be the leading provider of laboratory testing services in Ontario by continuing to operate the Labs Business efficiently and selectively pursuing opportunities for growth that are expected to be accretive.

Historically, in the absence of acquisitions, organic revenue growth of the Labs Business has been driven by the increasing demand for laboratory services resulting in the negotiated expansion of the industry cap and the individual corporate cap under agreements negotiated between the MOH and the OAML. Labs LP intends to pursue additional growth opportunities by expanding the number and type of tests that it can provide and, where justified, seeking increased compensation for the testing that it currently provides.

Competitive Advantages

Labs LP believes that its competitive advantages include the following:

  Benefits from MDS. Labs LP has the benefit of MDS's long-term relationships with physicians, hospitals and other significant clients with the expectation of continued testing referrals and current supplier arrangements. In addition, Labs LP expects to continue to benefit from the purchasing power of MDS and will continue to obtain supplies through this source.
  Technology and Operations Investment. Labs LP management is committed to investing in technology to operate its business effectively and efficiently. The Central Laboratory, located in Toronto, Ontario is equipped with highly automated instrumentation. Through technology and operational efficiency, Labs LP management has improved the cost of its operating structure and is pursuing further cost reductions. In addition, management believes that it has a substantial amount of operational expertise gained through more than 30 years of providing laboratory services.
  Stable Revenue Stream. Substantially all of Labs LP's revenue will be received from the MOH, subject to both an industry and corporate cap, as discussed above. Labs LP's management believes that the Labs Business will continue to generate a stable revenue stream.

C. Organizational Structure

The Company's organizational structure as of October 31, 2004 is depicted in the following diagram:

D. Property, Plants and Equipment

The Company has no material tangible fixed assets, leased properties, or encumbrances and has no plans to construct any facilities.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's Discussion and Analysis of Operating Results and Financial Position

This section of the Annual Report contains management's analysis of the financial performance of the company and its financial position and it should be read in conjunction with the Company's annual financial statements. Readers are cautioned that management's discussion and analysis ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations.

Company Overview

For a description of the Company, please see "Item 4 - Information on the Company".

A. Operating Results

The Company's performance is based on the distributions received from its investments in Hemosol LP and Labs LP. Hemosol LP's business has not been profitable since inception and the Company does not expect any distributions for the foreseeable future. As such, the Company's results are substantially dependent on the financial results and related distributions from Labs LP.

As a limited partner in Labs LP, LPBP's equity income is dependent on the Labs LP operations. While the actual acquisition of Labs LP did not take place until May 1, 2004, a discussion comparing current period operating results to prior year's operating results has been included since the financial statements of the Company have been prepared to reflect continuity of interest with respect to Labs LP. It has also been assumed that any equity earned up to May 1, 2004 would have been received by the Company by way of distributions from Labs LP and paid out in dividends to MDS as the previous owner of the Labs Business. It should also be reiterated that such dividends are disclosed as paid for comparative purposes only and do not represent actual dividends.

The revenue of the Labs LP increased 4.5% for the year ended October 31, 2004 as compared to October 31, 2003 and increased 1% for the year ended October 31, 2003 as compared to the year ended October 31, 2002. The majority of the revenue increase in each year was caused by the increase in the cap funding provided by the MOH.

In the fiscal year ended October 31, 2004, net income for Labs LP decreased 2% as compared to the year ended October 31, 2003 and decreased 5% in the year ended October 31, 2003 as compared to the year ended October 31, 2002. The decrease in equity earnings in each year was caused by an increase in expenses due to inflationary pressure, investment in infrastructure and an increase in the number of diagnostics tests performed by the Labs LP.

The majority of the decrease in the Labs LP accounts receivable for the fiscal year ended October 31, 2004 as compared to the year ended October 31, 2003 was largely due to the timing of receivables from the MOH.

B. Liquidity and Capital Resources

The Company's liquidity and working capital is dependent on the timing of distributions from Labs LP and when the cash is paid out in dividends to shareholders. Operating expenses are funded through the distributions received from Labs LP. Under the Arrangement, Labs LP was prohibited from making any distributions to the partners prior to November 1, 2004. In order to cover its general operating costs during this period, the Company borrowed $300,000 from MDS under the terms of a demand note payable with an interest rate of prime plus 2%. This loan was repaid on February 11, 2005.

Provided that Labs LP continues to generate income resulting in distributions to the Company, the Company will have sufficient liquidity to continue operations.

As at October 31, 2004, the Company has not entered into any contractual obligations which will require future payments, including long-term debt. Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

C. Research and Development, Patents and Licenses

The Company is not engaged in research and development.

D. Trend Information

Please see "Item 4.B - Business Overview".

E. Off Balance Sheet Arrangements

The Company has not entered into any off Balance Sheet arrangements as at October 31, 2004.

F. Contractual Obligations

There are no outstanding contractual obligations as at October 31, 2004.

G. Critical Accounting Policies

The financial statements of LPBP are prepared within a framework of generally accepted accounting policies selected by management and approved by the Board of Directors. These policies are set out in Note 2 to the financial statements. Certain policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed in the financial statements.

H. Valuation of long-term investments

LPBP maintains investments in two partnerships. These investments are accounted for on a cost basis or on an equity basis depending on the Company's ownership interest and the degree of influence it exerts on the management of the investee. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that an impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth the name, the position held with us and the principal occupation of each of our current directors and executive officers and each person who served as a director or executive officer since the beginning of 2004.

Directors

NAME, MUNICIPALITY OF RESIDENCE, PERIOD OF SERVICE AND OFFICE HELD	PRINCIPAL OCCUPATION
Edward E. McCormack, Since 2002 Director and Chairman of the Board	Business advisor and independent director.
Edward K. Rygiel Since 1987 Director

Director of Hemosol Corp. (a blood products company), the Executive Chairman of MDS Capital Corp. (a health related venture capital firm) and Executive Vice President of MDS Inc. (a health and life sciences company).

Mitchell J. Kostuch Since 1987 Director	President of Kostuch Publications (a publisher of business magazines) and the President of SB Capital Corporation (a venture capital investment firm).
Peter D. Winkley Since 2005 Director	Vice-President, Finance of MDS Inc. (a health and life sciences company).
Wilfred G. Lewitt Since 1987 Former Director*	Former Chairman of MDS Inc. (a health and life sciences company).

* As of April 12, 2005 Mr. Lewitt is no longer a director of the Company.

Executive Officers

NAME, MUNICIPALITY OF RESIDENCE, PERIOD OF SERVICE AND OFFICE HELD	PRINCIPAL OCCUPATION
John Anderson Since 2004	President, Chief Executive Officer and Chief Financial Officer

Compensation

Directors' Remuneration and Meeting Attendance

The Company's two independent or unrelated directors are remunerated by the Company solely in their capacity as directors. Compensation for the independent directors is a combination of annual retainers and meeting fees. The directors that are related to MDS do not receive compensation for fulfilling their roles on the Board of Directors.

The following is a description of the current annual retainers and attendance fees payable to independent directors:

Annual Chair of the Board retainer	$2,000
Annual Board retainer	$8,000
Each Board or committee meeting attended	$750
Each Board or committee telephone meeting under two hours	$0

During the fiscal year ended October 31, 2004, Mr. McCormack received $4,500 in total remuneration and Mr. Kostuch received $4,000 in remuneration.

All Board fees are paid to all directors in Canadian dollars. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

Officers' Remuneration

Compensation of Named Executive Officers of LPBP

The following Summary Compensation table provides a summary of the compensation earned by the Chief Executive Officer and the Chief Financial Officer (collectively, the "Named Executive Officers"), for services rendered in all capacities during the fiscal year ended October 31, 2004. Mr. Anderson is the current CEO and CFO of the Company. The Company has no other employees and the other individuals who act as officers of the Company are not remunerated by the Company. Mr. Hartwell was the CEO and CFO of the Company prior to May 1, 2004 when the Company completed the Arrangement.

Summary Compensation

		Annual Compensation [1]
Name and Principal Position	Fiscal Year	Salary	Bonus	All Other Compensation
John R. Anderson CEO & CFO[2]	2004	$50,000	-	-
Lee D. Hartwell CEO & CFO[3]	2004	$77,980	-	$6,000

1

Since the Company changed its year-end to October 31 all figures for the 2004 fiscal year are for the period January 1, 2004 to October 31, 2004 only. Annual Compensation includes salary and bonus. The value of perquisites and other personal benefits for each Named Executive Officer was less than the lesser of $50,000 and 10% of total annual salary and bonus.

2	Mr. Anderson became the CEO and CFO of the Company on May 1, 2004. The compensation disclosed is for the period May 1, 2004 to October 31, 2004. Mr. Anderson's annual salary is $100,000.
3

Mr. Hartwell was the CEO and CFO of the Company until April 30, 2004 when the Company completed its Arrangement with MDS. His compensation disclosure for fiscal 2004 is for the period January 1, 2004 to April 30, 2004.

Employment Contract

Effective May 1, 2004, the Company entered into an employment contract with Mr. Anderson. The contract sets out the principal terms of the employment relationship with the Company, including his overall role, the expectations of the Company around business practices including confidentiality, ethical behaviour and conflict of interest, and financial terms. Mr. Anderson's contract can be terminated on three months written notice.

Directors' and Officers' Liability Insurance

The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the Ontario Business Corporations Act, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company. LPBP provides insurance for the Company, MDS Laboratory Services Inc. and MDS Laboratory Services, L.P. and their directors and officers, against liability incurred by them in their capacity as directors or officers. The insurance policy provides coverage of $10,000,000. Each loss or claim is subject to a $100,000 deductible. The total annual premium for the directors' and officers' liability policy is $129,000, which is paid in full by the Company.

Stock Option, Benefit and Pension Plans

LPBP does not have any stock option plans or pension or benefit plans.

Board Practices

LPBP Inc. is a venture issuer in Canada and is registered with the United States Securities Exchange Commission (SEC). Its shares are not listed on any stock exchange. As such, the Company complies with the corporate governance guidelines, rules, regulations and legislation set out by the Canadian Securities Commissions for venture issuers and the applicable requirements of the Sarbanes-Oxley Act and the SEC. Set out below are certain key policies and practices that are, in the Company's view, essential to creating a Board that can function effectively and add significant value to the Company, and that evidence, in a transparent manner, the various roles and shared responsibilities of both management and the Board.

Board Membership, Independence and Alignment

At present, and as indicated earlier in this Circular, two of the Company's four directors, including the Board Chair, are independent and unrelated, their sole relationship with the Company being as members of the Board and one as a shareholder. The Board Chair reports to the Board of Directors and to the shareholders. The Board Chair is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the goals of the Company including maximizing shareholder value. The Chair is also charged with providing appropriate oversight of the management of the ongoing business and affairs of LPBP, and fostering and supporting ethical and responsible decision-making.

Term and Tenure

The Company has established guidelines on both term and normal retirement age of directors. Subject to both performance reviews and election by the shareholders, Board members should anticipate serving for an initial period of three years. Overall, tenure is based upon a member's continuing performance, the ongoing needs of the Company and annual election by the shareholders. The normal retirement age for Board members is 70.

The Board

The Board has the statutory duty to manage or supervise the management of the business and affairs of the Company. In carrying out such duties and exercising their powers, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The principal duties and responsibilities of the Board include approving strategic plans; reviewing the Company's financial performance; reporting and disclosure; approving the annual financial statements of the Company; obtaining reasonable assurance as to the adequacy of the internal controls; approving all significant Company transactions; appointing the Chair, CEO and senior management of the Company and planning their succession; overseeing the identification of the principal risks and the implementation of appropriate processes and systems to manage such risks; and reviewing and approving key policies developed by management around ethical conduct, compliance, and practices.

The Audit Committee

The Board has created and delegated some of its duties to the Audit Committee. The committee has a written charter that sets out its principal duties and responsibilities, which is reviewed annually, and is comprised of independent or unrelated directors. The Board has determined that all members qualify as financially literate and the Chair, Mr. McCormack, is an audit committee financial expert as currently defined under applicable regulatory standards. The Board's determination that Mr. McCormack qualifies as an audit committee financial expert does not impose greater duties, obligations, or liabilities on Mr. McCormack, nor does it affect the duties, obligations, or liabilities of other members of the Audit Committee or the Board.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by the Canadian Securities Commissions and the SEC. Only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and whom meet the additional qualifications prescribed under the applicable regulatory and/or statutory requirements will be considered independent or unrelated. In addition, the Company's Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for members of audit committees including the Sarbanes-Oxley Act of 2002. The Board has determined that two of the directors are independent or unrelated under all of the requisite regulatory and statutory criteria.

Disclosure Policy

As such, the Company has adopted a Disclosure Policy to support the principle that all LPBP shareholders should be provided with timely, accurate and balanced disclosure concerning the Company's business and affairs.

Trading in Company Securities

The Company has established an insider trading policy and blackout periods that prohibit the trading of the shares of the Company by insiders of the Company, including directors and executive officers. These policies apply to all securities whether held directly or indirectly.

Code of Ethics, Policy on Loans

The Company has adopted a Code of Ethics for Financial Professionals to ensure the accuracy of the Company's financial records. All financial professionals who work on LPBP financial statements are required to sign a copy of this Code. The Company has also adopted a policy that prohibits loans to any director, officer, or employee of the Company.

Employees

The Company has only one employee. Mr. Anderson is the President, Chief Executive Officer and Chief Financial Officer.

Share Ownership

To the knowledge of the Company, as of January 31, 2005 the directors and senior officers of the Company in aggregate beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 52,694 Class A Common Shares, representing less than 0.1% of the issued and outstanding Class A shares of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of January 31, 2005 information with respect to any person who is known to the Company to beneficially own, directly or indirectly, or to exercise control or direction over more than 5% of the voting rights attached to any class of the voting securities of the Company and the total amount of voting rights attached to any class of the voting securities owned by the officers and directors as a group. The jurisdiction in which the Company is incorporated does not require disclosure by shareholders that are the beneficial owners of between 5% and 10%, hence this information is not available. On January 31, 2005 there were 94,467,973 Class A common shares outstanding and 11,134,648,627 Class B Non-Voting Shares outstanding.

		January 31, 2005 and October 31, 2004 Year End		October 31, 2003 Year End		October 31, 2002 Year End
Title of Class	Shareholder	Amount Owned	%	Amount Owned	%	Amount Owned	%
				-	-	-	-
Class A Common shares	MDS Inc.	44,872,287	47.5%	NA*		NA	-
Class B Non-Voting Shares	MDS Inc.	11,134,648,627	100.0%	-	-	-	-

* Prior to the Completion of the Arrangement on May 1, 2004, there were no Class A Common Shares or Class B Non-Voting Shares Outstanding. Prior to that time MDS Inc. owned 11,549,897 common shares and warrants of the Corporation which represented 21.7% of the outstanding securities of that class.

As of January 31, 2005 there were approximately 51 shareholders of record of the Company having addresses in the United States, holding approximately 8,995,714 Class A common shares, or 9.5% of the Company's 94,467,973 outstanding Class A Common Shares. The computation of the number and percentage of common shares held in the United States is based upon the number of Class A common shares held by record holders with U.S. addresses. U.S. residents may beneficially own common shares held of record by non-U.S. residents.

B. Related Party Transactions

Material Transactions

On April 30, 2004, the Company completed the Arrangement. For additional information regarding the Arrangement, see Item 4.B. "Information on the Company--History and Development of the Company--Recent Developments"

Indebtedness of Related Parties

None of the major shareholders, directors, executive officers or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of the foregoing was indebted to the Company at any time since the beginning of the Company's most recently completed financial year.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

The Financial Statements required by this form are provided in Item 17, with the exception of a detailed Statement of Shareholders' Equity section. The audit report of Ernst & Young LLP, Chartered Accountants, is included immediately preceding the financial statements.

The Company is not involved in any material litigation.

The following table represents a detailed Statement of Shareholders' Equity for the three years ended October 31, 2004 for each caption of the Shareholders' Equity section. This statement has been prepared on the same basis as the Company's financial statements, assuming continuity of interest accounting of MDS Laboratory Services LP, prior to May 1, 2004. For details regarding the impact of the continuity of interest method on the presentation of the historical financial information. See "Item 4 - Information on the Company".

	Statements of Shareholders' Equity
	Shares		Shares		Shares
	A	Amount	B	Amount	C	Amount	Retained Earnings	Total Shareholders' Equity
		$		$		$	$	$
Net Income							30,921	30,921

Deemed Earnings Distributions							(30,921)	(30,921)

Balance at October 31, 2002							0	0

Net Income							30,373	30,373

Deemed Earnings Distributions							(30,373)	(30,373)

Balance at October 31, 2003							0	0

Issuance of Common Shares, in exchange for Hemosol Inc. shares	56,146	1,378			56,146	70,672		72,050

Deemed to transfer Class C shares to shares in Hemosol Corp					(56,146)	(70,672)		(70,672)

Class A, and Class B Shares issued upon reorganization to MDS	38,322	941	11,134,649	34,677				35,618

Net Income							36,082	36,082

Deemed Earnings Distributions, prior to May 1, 2004							(16,690)	(16,690)

Balance at October 31, 2004	94,468	$ 2,319	11,134,649	$ 34,677	-		$ 19,392	$ 56,388

B. Significant Changes

Since the most recent financial statements were issued for the quarter ended January 31, 2005, the following significant changes to the financial condition of the Company occurred:

  On February 11, 2005, the Company received a distribution of $17 million from Labs LP. The Company used these funds to repay its debt of $16 million owed to Labs LP plus accrued interest to this date.
  On February 28, 2005, the Company received a further distribution from Labs LP of $3 million. The Company used the funds to repay the note payable of $350,000 plus accrued interest to this date. In addition, on March 3, 2005, the Company paid a dividend of $2.6 million on the Class B Non-Voting Shares. The Company retained the balance of funds for future operating expenses.
  On March 31, 2005, the Company received a further distribution from Labs LP of $3 million. The Company used these funds to pay a dividend of $2.8 million on the Class B Non-Voting Shares. The Company retained the balance of the funds for future operating expenses.

ITEM 9. THE OFFER AND LISTING

Not applicable. The Company's shares are not publicly listed.

ITEM 10 ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. ARTICLES OF INCORPORATION

Objects of the Company

The following is a summary of the corporate objects of the Company. The complete Articles and By-Laws of the Company are attached as Exhibits to this Annual Report.

The Company is a limited purpose corporation whose objective is to (i) maximize Distributable Cash Flow (as defined below) through ownership of the partnership interests in Hemosol LP and Labs LP (each a "Partnership" and collectively the "Partnership Interests"), and any property and/or assets that are acquired or received by the Company as a result of a sale, transfer or other disposition of the Partnership Interests or the liquidation, dissolution or winding-up of the Partnerships, as set out in (a) below, and (ii) distribute all Distributable Cash Flow to holders of the Class A Common Shares and Class B Non-Voting Shares by way of dividends or other distributions, subject to its articles and applicable law and provided that no dividends will be declared on the Class A Common Shares and the Class B Non-Voting Shares on or prior to October 31, 2004 (see "Description of Share Capital Provisions Attaching to the Class A Shares'' and "Provisions Attaching to the Class B Non-Voting Shares'' below). The Company is otherwise prohibited from, directly or indirectly, carrying on any business, purchasing or otherwise acquiring or selling, transferring or otherwise disposing of any assets or exercising any powers other than:

(a) holding the Partnership Interests and not selling, transferring or otherwise disposing of all or any part of either Partnership Interest, except:

(i) in accordance with a sale, transfer or other disposition carried out pursuant to the terms of the partnership agreement governing the applicable Partnership; or

(ii) on the liquidation, dissolution or winding-up of the applicable Partnership, as the case may be, in which case the Company will hold the property and/or assets that are acquired or received by the Company as a result of such sale, transfer or other disposition or such liquidation, dissolution or winding-up and will deal with such property and/or assets as the Company's Board considers appropriate in the ordinary course of Company's business;

(b) performing its obligations and exercising its rights under any agreements entered into by the Company in connection with the Arrangement and any other agreements entered into by the Company in the ordinary course of the Company's business;

(c) issuing shares (or rights, warrants, convertible securities or options to acquire shares) for valuable consideration provided that (i) any such issuance is consistent with the Company's articles and (ii) no Class A Shares (or rights, warrants, convertible securities or options to acquire such shares) may be issued except in connection with a stock dividend, a stock split or similar event that aspects all holdings of Class A Common Shares in the same manner, on a per share basis;

(d) borrowing money upon the credit of the Company and granting security therefor, for any purpose in the ordinary course of the Company's business;

(e) temporarily holding cash in accounts of Canadian chartered banks, short-term government debt or shorter investment grade corporate debt for the purposes of paying the expenses of the Company, making dividends or other distributions to its shareholders and carrying out any other activities in the ordinary course of the Company's business;

(f) satisfying the obligations, liabilities or indebtedness of the Company; and

(g) engaging in any acts or exercising any powers necessary or desirable to carry out any other activities in the ordinary course of the Company's business, including as provided in the Company's articles and the Amended and Restated By-Laws of the Company.

In addition to any other approvals required by the Company's corporate statute, the restrictions and limitations on the Company's objects set out in the company's articles may only be amended, supplemented, repealed or otherwise modified by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of each class of the issued and outstanding Class A Common Shares and Class B Non-Voting Shares, each voting separately as a class, duly called for that purpose.

Description of Share Capital

The following is a summary of the material rights, privileges, restrictions and conditions that attach to the Class A Common Shares and the Class B Non-Voting Shares. The Company no longer has any Class C Shares outstanding and no further Class C Shares can be issued.

Authorized Capital

The authorized share capital of the Company consists of:

(a) an unlimited number of Class A Common Shares which, subject to the provisions of the Company's articles, are entitled to one vote per share, and additional Class A Common Shares may only be issued in limited circumstances;

(b) an unlimited number of Class B Non-Voting Shares which are not entitled to vote except as provided by law or as provided in the Company's articles; and

(c) that number of Class C Shares equal to the number of outstanding Hemosol Shares at the Effective Time of the Arrangement, which are redeemable preferred shares with a cumulative dividend rate of 0.25% per month, provided that following the redemption of the Class C Shares, the number of authorized Class C Shares will be reduced by the number so redeemed. As stated previously, all of the Class C shares were issued and redeemed and no further Class C Shares may be issued.

In addition to any other approvals required by the Business Corporations Act (Ontario) (the "OBCA"), the Company will not create any shares ranking in priority to or on a parity with the Class A Common Shares or the Class B Non-Voting Shares without the prior approval of the holders of each class of the shares of the Company by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of each class, voting separately as a class, duly called for that purpose.

Provisions Attaching to the Class A Common Shares

Dividends

The holders of Class A Common Shares will be entitled to receive dividends as and when declared by the Board, out of Distributable Cash Flow, in such amount and in such form as the Board may determine, provided that no dividends will be declared on or prior to October 31, 2004. The payment of dividends to holders of Class A Common Shares will be subject to the preferential rights of the holders of Class C Shares and any other shares ranking senior to the Class A Shares.

All dividends on the Class A Common Shares and the Class B Non-Voting Shares declared by the Board will be declared and paid in equal amounts per share on all Class A Common Shares and Class B Non-Voting Shares outstanding at the time without preference or distinction. Notwithstanding the above, dividends may be declared and paid on the Class B Non-Voting Shares in advance of dividends declared and paid on the Class A Shares so long as the aggregate amount per share of all dividends declared and paid on the Class A Common Shares in any fiscal year of the Company equals (without regard to the timing of payment of such dividends) the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares in such fiscal year of the Company.

Dissolution

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of among its shareholders for the purpose of winding up its affairs, the holders of the Class A Common Shares and the Class B Non-Voting Shares will be entitled to receive the remaining property and assets of in equal amounts per share without preference or distinction. The dissolution rights of the holders of the Class A Common Shares will be subject to the prior rights of the holders of the Class C Shares and any other shares ranking senior to the Class A Common Shares and the Class B Non-Voting Shares.

Voting Rights

The holders of Class A Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Company and, subject to the provisions of the articles summarized in "Provisions Attaching to the Class B Non-Voting Shares - Specified Offer'' below, will have one vote for each Class A Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

Provisions Attaching to the Class B Non-Voting Shares

Dividends

The holders of Class B Non-Voting Shares will be entitled to receive dividends as and when declared by the Board, out of Distributable Cash Flow, in such amount and in such form as the Board may determine, provided that no dividends will be declared on or prior to October 31, 2004. The payment of dividends to holders of Class B Non-Voting Shares will be subject to the preferential rights of the holders of Class C Shares and any other shares ranking senior to the Class B Non-Voting Shares.

All dividends on the Class A Common Shares and the Class B Non-Voting Shares declared by the Board will be declared and paid in equal amounts per share on all Class A Common Shares and Class B Non-Voting Shares at the time outstanding without preference or distinction.

Notwithstanding the above, dividends may be declared and paid on the Class B Non-Voting Shares in advance of dividends declared and paid on the Class A Common Shares so long as the aggregate amount per share of all dividends declared and paid on the Class A Common Shares in any fiscal year of the Company equals (without regard to the timing of payment of such dividends) the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares in such fiscal year of the Company.

Dissolution

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Class B Non-Voting Shares and the Class A Common Shares will be entitled to receive the remaining property and assets of the Company in equal amounts per share without preference or distinction. The dissolution rights of the holders of the Class B Non-Voting Shares will be subject to the prior rights of the holders of the Class C Shares and any other shares ranking senior to the Class B Non-Voting Shares and the Class A Shares.

Voting Rights

Subject to applicable law and any other provisions of the articles of the Company, the holders of the Class B Non-Voting Shares will not be entitled to receive notice of, nor to attend nor vote at any meetings of the shareholders of the Company. In the event that holders of the Class B Non-Voting Shares are entitled by law or the articles of the Company to vote at a meeting of holders of Class B Non-Voting Shares, the holders of the Class B Non-Voting Shares will have one vote for each the Class B Non-Voting Share held.

Specified Offer

The articles of the Company require that a person or group wishing to acquire a majority of the Class A Common Shares comply with certain conditions precedent as set out below.

An Offeror (as defined below) may not acquire any Class A Common Shares pursuant to an Offer to Acquire (as defined below) Class A Common Shares made by an Offeror where the number of Class A Common shares subject to the Offer to Acquire (the "Specified Offer Shares''), together with the Offeror's Class A Common Shares on the date of such Offer to Acquire (the "Offer Date''), would constitute in the aggregate more than 50% of the total issued and outstanding Class A Common Shares on the Offer Date (such Offer to Acquire being referred to as a "Specified Offer''), without first complying with the provisions specified below.

Prior to, and as a condition precedent to, the acquisition by an Offeror of any Class A Common Shares under a Specified Offer, the Offeror will make concurrent offers to acquire Class A Common Shares and the Class B Non-Voting Shares for consideration for each the Class A Common Share and each the Class B Non-Voting Share equal to the Bid Price (as defined below), on the same terms, except as to the number of shares subject to the offers, which offers will comply with the provisions of applicable securities legislation relating to a formal take-over bid (whether or not such offers are required by law to so comply) (the "Required Bids''):

(a) to all holders of Class A Common Shares for such number of Class A Common Shares as is equal to the number of Specified Offer Shares; and

(b) to all holders of Class B Non-Voting Shares for such number of the Class B Non-Voting Shares that is equal to the lesser of:

(i) A x B, where A equals the number of Class A Common Shares that are subject to a Specified Offer, together with the Offeror's Class A Common Shares, divided by the total number of issued and outstanding Class A Common Shares on the Offer Date and B equals the total number of issued and outstanding Class B Non-Voting Shares on the date that the Required Bids are made; and

(ii) the number of issued and outstanding Class B Non-Voting Shares excluding those that are beneficially owned, or over which control or direction is exercised, on the date that the Required Bids are made (including any combination of the foregoing) by the Offeror;

provided that:

(c) no shares may be taken up or paid for under either of the Required Bids, unless all shares tendered to each of the Required Bids are taken up and paid for concurrently; and

(d) the Offeror will issue a press release following the expiry of the Required Bids and one business day prior to the take-up of any shares tendered to the Required Bids, which press release will disclose:

(i) the approximate number of Class A Common Shares and Class B Non-Voting Shares tendered to the Required Bids; and (ii) whether a sufficient number of Class A Common Shares has been tendered to the Required Bids such that the Offeror would acquire, on take-up and payment for such shares, when added to the Offeror's Class A Common Shares on the date of take-up, more than 50% of the total issued and outstanding Class A Common Shares on the date of take-up.

In the event that an Offeror acquires, directly or indirectly, more than 50% of the total issued and outstanding

Class A Common Shares in violation of the foregoing requirements, then, effective on the completion of such acquisition and during such time that the Offeror's Class A Common Shares constitute more than 50% of the total issued and outstanding Class A Common Shares, the total number of votes attaching to the Offeror's the Class A Common Shares will equal the difference between: (a) the total number of issued and outstanding Class A Common Shares, and (b) the number of the Offeror's Class A Common Shares, and, for greater certainty, the Class A Common Shares other than the Offeror's Class A Common Shares will continue to have one vote per share.

For the purposes of this section:

(a) "Bid Price'' means the consideration for each the Company Class A Common Share and each the Class B Non-Voting Share offered to holders of Class A Common Shares and holders of the Class B Non-Voting Shares, respectively, under the Required Bids, which consideration will have a fair market value of not less than the average of the fair market value of a Class A Common Share on the date that the Required Bids are made as determined in writing by two nationally recognized investment banking firms retained by the Offeror for the purpose of providing such valuation in connection with the Required Bids;

(b) "Cash Flow'', for any Distribution Period of LPBP, will equal the following:

(i) all cash or cash equivalents which are received by the Company in such Distribution Period, including, without limitation, any distributions received by the Company from the Partnerships; plus

(ii) all cash or cash equivalents received by the Company in any prior Distribution Period to the extent not previously distributed unless such amounts have been set aside by the Board in a prior Distribution Period for distribution to the holders of the Class A Common Shares and/or the Class B Non-Voting Shares in a subsequent Distribution Period, in which case such amounts set aside shall not be included in Cash Flow; less

(iii) the Cash Flow Deductions;

(c) "Cash Flow Deductions'', for any Distribution Period of the Company, means:

(i) all costs, expenses and debts of the Company which, in the opinion of the Board, may reasonably be considered to have accrued or become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not deducted in the calculation of Cash Flow for such prior period;

(ii) any tax liability of the Company in respect of, or which relates to, such Distribution Period; and

(iii) any cash or cash equivalent which is received by the Company in the Distribution Period which the LPBP

Board has determined to set aside for distribution to the holders of Class A Common Shares and/or Class B Non-Voting Shares in a subsequent Distribution Period;

(d) "Distributable Cash Flow'' for, or in respect of, a Distribution Period of the Company shall be the Cash Flow of the Company for such Distribution Period, together with any Cash Flow set aside in a prior Distribution Period for distribution to the holders of the Class A Common Shares and/or the Class B Non-Voting Shares

in a subsequent Distribution Period which the Board has determined to distribute in respect of the current Distribution Period, less any amount which the Board may reasonably consider to be necessary to provide for the payment of any costs and repayment of debts which have been or will be incurred in the activities and operations of the Company in addition to the Cash Flow Deductions;

(e) "Distribution Period'' means each month in each calendar year from and including the First day thereof and to and including the last day thereof, provided that the First Distribution Period shall begin on (and include) the Effective Date and shall end on (and include) the last day of the month in which the

Effective Date occurs;

(f) "Offer to Acquire'' includes:

(i) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell, securities; and

(ii) the receipt of an offer to sell securities, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person receiving an offer to sell will be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(g) "Offeror'' means a Person that makes an Offer to Acquire Class A Common Shares, and includes any

Persons related to such Person for purposes of the Tax Act or any other Person that is acting jointly or in concert with such Person or who would, together with such Person (and other Persons), constitute a group for purposes of subsection 111(5) of the Tax Act;

(h) "Offeror's Class A Common Shares'', on any date, means the number of Class A Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised (including any combination of the foregoing), on the relevant date by the Offeror either alone or together with Persons who would constitute a group for purposes of subsection 111(5) of the Tax Act; and

(i) "Person'' includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, or any other entity recognized by law or considered to be a person for purposes of the Tax Act.

C. MATERIAL CONTRACTS

On February 11, 2004, the Company entered into an Arrangement Agreement with MDS Inc., which agreement is incorporated by reference as Exhibit 4.4 to this annual report. On March 19, 2004, Hemosol Inc., MDS and an entity related to MDS filed with the Securities and Exchange Commission a Rule 13e-3 Transaction Statement on Schedule 13E-3, as subsequently amended, in respect of the Arrangement contemplated by the Arrangement Agreement, and the Circular and other documents relevant to the Arrangement were filed as exhibits thereto. On May 1, 2004, the Company completed the Arrangement, which involved a reorganization of our Blood Products Business and MDS' Ontario clinical laboratory services business. For additional details regarding the terms of the Arrangement, see Item 4.A. "History and Development of the Company - Recent Developments."

D. EXCHANGE CONTROLS

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of our securities, except as discussed in "Item 10.E - Additional Information - Taxation".

E. TAXATION

The following is a general summary of the Canadian and United States federal income tax consequences, under current law, applicable to a U.S. holder of the Company's shares.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF THE COMPANY'S SHARES. THIS SUMMARY DOES NOT ADDRESS ALL OF THE TAX CONSIDERATIONS THAT MAY BE RELEVANT TO OWNING THE COMPANY'S SHARES. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF COMPANY'S SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING OR DISPOSING OF THESE SHARES.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material considerations under the Income Tax Act (Canada) and the related regulations, (the "Tax Act") generally applicable to a holder of the Company's shares that at all relevant times, is not resident in Canada for purposes of the Tax Act and any applicable tax treaty or convention, holds the shares as capital property, deals at arm's length with the company, does not use or hold the shares in carrying on a business in Canada and is not a non-resident insurer for purposes of the Tax Act. For purposes of this discussion such a person is referred to as a non-resident holder.

This summary is based upon the provisions of the Tax Act , the Canada-United States Tax Convention (1980) ("Canada-U.S. Treaty"), and current administrative practices of the CRA, as of the date of this Annual Report.

Taxation of Dividends Paid on Shares

Dividends on shares paid or credited or deemed to be paid or credited to a non-resident holder will be subject to withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty. Under the Canada-U.S. Treaty, non-resident holders that are the beneficial owners of the shares are entitled to reduced rates of withholding. For non-resident holders that are corporations owning 10% of the voting stock of the dividend payor that rate is 5% of the gross dividend amount; in any other case the reduced rate is 15%. The Company will be required to withhold the applicable amount of tax from each dividend and remit the amount directly to the CRA.

Taxation of Disposition of Shares

The Company's shares will be considered taxable Canadian property to a non-resident holder and a capital gain or capital loss realized on the disposition by a non-resident holder will be subject to tax in Canada, unless the capital gain is exempt from tax pursuant to an applicable income tax treaty or convention. Under the Canada-U.S. Treaty, a capital gain realized on the disposition of shares by a U.S. resident will not be taxed in Canada unless: the value of those shares is derived principally from Canadian real property; the shares form part of the business property of a permanent establishment which the United States resident had in Canada within the 12 month period preceding the date of disposition; or the shares pertain to a fixed base in Canada which was available within the 12 month period preceding the date of disposition for the purpose of performing independent personal services.

In situations where the capital gain does not qualify for the Canada-U.S. Treaty exemption, one-half of any capital gain (a "taxable capital gain") realized by the non-resident holder must be included in their income for that year for Canadian tax purposes, and one-half of any capital loss (an "allowable capital loss") realized by the non-resident holder will be deducted from the non-resident holder's taxable capital gains in that year. Allowable capital losses in excess of taxable capital gains can generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable gains realized in those years as permitted under the Tax Act.

Non-resident holders of shares will also be subject to the notification and withholding provisions of s.116 of the Tax Act. Essentially, a non-resident holder must report a disposition of shares to the CRA either in anticipation of the proposed disposition or not later than ten days after the disposition takes place. In addition, the non-resident holder must make a payment on account of the ultimate tax liability, or provide acceptable security; alternatively, if the disposition is exempt from Canadian tax pursuant to the Canada-U.S. Treaty, the non-resident can claim an exemption when they report the disposition to the CRA. If the non-resident does not comply with these requirements, the purchaser of the shares is required to withhold a specified amount from the proceeds of disposition to cover any tax which the non-resident holder may owe. NON-RESIDENT HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS UPON DISPOSING THE COMPANY'S SHARES.

Taxation of Arrangement

Effective May 1, 2004, the Company entered into the Arrangement with MDS to reorganize the Blood Products Business and MDS' Labs Business. Non-resident holders who participated in the Arrangement should refer to "Certain Canadian Income Tax Considerations" contained in the Arrangement Agreement which is incorporated as Exhibit 4.1 to this Annual Report.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain United States federal income tax consequences of the ownership and disposition of the Company's shares that are generally applicable to a United States person that holds the shares as capital assets (a "U.S. Holder") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of the Company's shares in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, insurance companies, holders of more than 10% of a class of our stock by vote or value, regulated investment companies, common trust funds, holders subject to the alternative minimum tax tax-exempt organizations, persons liable for alternative minimum tax, persons holding the Company's shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders whose "functional currency" is not the United States dollar, persons who hold an interest in a partnership or other entity that holds the company's shares and holders who are not U.S. Holders. In addition, the discussion below does not address the tax consequences of the law of any state, locality or foreign jurisdiction or other United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax. We have no assurance that the United States Internal Revenue Service (the "IRS") will take a similar view of the tax consequences described in this summary.

The following is based on currently existing provisions of the Code, Treasury regulations under the Code and current administrative rulings and court decisions. Everything listed in the previous sentence may change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

Each U.S. Holder and each holder of shares that is not a U.S. holder should consult its tax adviser regarding the United States federal income tax consequences of holding the shares applicable to such holder in light of its particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Definition of United States Person

As used in this section, the term "United States person" means a beneficial owner of the Company's shares that is:

(i) a citizen or an individual resident of the United States;

(ii) a corporation (or an entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

(iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or

(iv) a trust which (A) is subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code; or (B) was in existence on August 20, 1996 and has properly elected under applicable Treasury Regulations to continue to be treated as a United States person.

If a partnership, or other pass-through entity, holds the Company's shares, the United States federal income tax treatment of a partner or other interest holder generally will depend on the status of the partner and the activities of the partnership. A United States person that is a partner of the partnership holding the shares should consult its own tax adviser.

Taxation of the Disposition of Shares

Subject to the discussion of the Passive Foreign Investment Company ("PFIC") rules below, upon the sale, exchange or other disposition of shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in its shares, and the amount of cash plus and the fair market value of any other property received on the disposition. Any such gain or loss will be capital gain or loss if the shares are held as a capital asset, and such gain or loss will be long term gain or loss, depending on whether the shares have been held for more than one year. Long term capital gain, in the case of non-corporate holders, is subject, in general, to lower tax rates than ordinary income..

The deductibility of a capital loss recognized on the sale, exchange or other disposition of shares is subject to limitations. A U.S. holder that receives non-U.S. currency upon disposition of shares and converts the foreign currency into U.S. currency subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which generally will be U.S. source ordinary income or loss.

Taxation of Distributions

Subject to the discussion of the PFIC rules below, in the event the company pays a dividend, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on the Company's shares (including any Canadian taxes withheld from the amount paid) on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. We have not calculated our earnings and profits under U.S. tax rules. Therefore, we cannot provide U.S. holders with such information at this time. However, in the event we pay a dividend in the future, we expect that we would calculate our earnings and profits under U.S. tax rules at that time.

Distributions in excess of our earnings and profits will be applied against and will reduce the U.S. holder's income tax basis in the shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of shares. Dividends received by U.S. corporations will not qualify for the dividends received deduction available to corporations. If we are not treated as a passive foreign investment company, as described below, we would not be considered to be a "qualified foreign corporation", and therefore distributions paid to U.S. holders would not qualify for a reduced rate of tax.

Distributions of current or accumulated earnings and profits paid in Canadian dollars to a U.S. holder will be includable in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distribution is received. A U.S. holder that receives a Canadian dollars distribution and converts the Canadian dollars in to U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollars against the U.S. dollar which generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

In general, unfavorable rules apply to the ownership and disposition of the shares of a PFIC.

For United States federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either:

    at least 75% of its gross income is "passive" income (referred to as the "income test"); or
    at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (referred to as the "asset test").

For purposes of the income test and the asset test, if a foreign corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of that other corporation. Also, for purposes of the income test and the asset test, passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a related person to the extent that amount is properly allocable to the income of the related person that is not passive income.

In the absence of certain elections, a U.S. Holder of a PFIC will be taxed under the generally unfavorable rules described below, including loss of favorable capital gains rates and the imposition of an interest charge, that apply if the holder recognizes gain on the sale or other disposition of the PFIC stock or receives certain distributions with respect to the stock (see "The "No Election" Alternative---Taxation of Excess Distributions"). U.S. Holders may avoid most of these consequences by making a qualified electing fund election ("QEF Election") with respect to LPBP, which will have the consequences described in "The QEF Election Alternative." A U.S. Holder may also consider making an election to mark the shares to market (see "Mark to Market Election Alternative").

LPBP as a Passive Foreign Investment Company

We believe that it was likely that we were a PFIC for taxable years 2001 through 2003, and may also have been deemed to be a PFIC in preceding years. However, we do not believe the Company was a PFIC in the 2004 taxable year and we believe there is a significant likelihood that we will not be classified as a PFIC in the 2005 taxable year and possibly in subsequent years. Accordingly, shares of the Company acquired in taxable year 2004 should not be subject to the PFIC rules. The Company will make the determination of its PFIC status on an annual basis. As assessment of PFIC status is a fundamentally factual exercise, we will not be able to determine LPBP's status for a particular taxable year until the close of that year. Once it is determined that a corporation is a PFIC for a given taxable year, that status will generally apply to shares of that corporation held for that taxable year and all subsequent years, regardless of whether the corporation is a PFIC in such subsequent years. However, a U.S. Holder who makes the QEF Election in the year they acquire or are deemed to acquire shares of the Company is not subject to the PFIC rules in years that the corporation is not a PFIC.

Effective May 1, 2004, the Company entered the Arrangement with MDS to reorganize the Blood Products Business and MDS' Labs Business. As discussed in "Certain United States Federal Income Tax Considerations" contained in the Arrangement Agreement which is incorporated as Exhibit 4.1 to this Annual Report, the Arrangement is likely to be treated as a taxable (rather than a tax-free) distribution resulting in a potential U.S. federal income tax liability to U.S. Holders. If the Arrangement is treated as a taxable distribution from the Company, such distribution would be treated as an "excess distribution" from a PFIC. In the absence of the various elections described below, an "excess distribution" will result in adverse tax consequences to U.S. Holders. U.S. Holders who participated in the Arrangement should refer to the Arrangement Agreement and the tax consequences described therein.

U.S. HOLDERS ARE URGED TO CONSULT THEIR U.S. TAX ADVISORS ABOUT THE APPLICABILITY OF THE PFIC RULES AND THE AVAILABILITY OF MAKING A QEF ELECTION TO AVOID ADVERSE U.S. TAX CONSEQUENCES.

The QEF Election Alternative

A U.S. Holder who elects (an "Electing U.S. Holder") in a timely manner to treat LPBP as a QEF (a "QEF Election") would include in gross income (and be subject to current U.S. federal income tax on) the U.S. dollar value of both its pro rata share of LPBP's ordinary earnings, as ordinary income, and its pro rata share of LPBP's net capital gains, as long-term capital gain, during any taxable years of the U.S. Holder in which we are classified as a PFIC, regardless of whether such amounts are actually distributed. An Electing U.S. Holder may further elect, in any given taxable year, to defer payment of the taxes owing as a result of including our ordinary earnings and net capital gains currently in income, subject to certain limitations. However, if deferred, the taxes will be subject to an interest charge, which will be non-deductible to U.S. Holders that are not corporations. Distributions paid out of earnings and profits that previously were taxed to the Electing U.S. Holder shall not be subject to tax again upon distribution.

LPBP believes that it will not have any earnings and profits (as computed for U.S. federal income tax purposes) for the taxable year ended October 31, 2004. As a result, a QEF Election with respect to our shares should subject a U.S. Holder to correspondingly little, if any, current taxation. We have no assurance that the IRS would agree with this view. Upon the sale or other disposition of shares, an Electing U.S. Holder who makes a QEF Election for the first taxable year in which he owns shares will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the net amount realized on the disposition and the U.S. Holder's adjusted tax basis in the shares. Such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the U.S. Holder's holding period in the shares is more than one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. If the U.S. Holder is a United States resident (as defined in Section 865 of the Code), gains realized upon disposition of a share by such U.S. Holder generally will be U.S. source income, and disposition losses generally will be allocated to reduce U.S. source income.

Deadlines for the filing of a QEF Election are specified in U.S. Treasury regulations. Generally, the QEF Election must be made in the U.S. Holder's timely filed federal income tax return for the first taxable year during which the subject corporation was a PFIC. Although a QEF Election may be made after this first taxable year, the Electing U.S. Holder would continue to be subject to the excess distribution rules described below (see "The "No Election" Alternative---Taxation of Excess Distributions") unless the holder makes a Mark to Market Election, which would result in a deemed disposition of the PFIC stock to which the excess distribution rules may apply.

The QEF Election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF Election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year. A copy of Form 8621 and related instructions will be available at www.lpbp.ca.

Timely and accurate information will be made available to U.S. Holders as to our status as a PFIC at www.lpbp.ca, and we intend to comply with all applicable record-keeping, reporting and other requirements that allow U.S. Holders to elect to treat LPBP as a QEF.

The "No Election" Alternative---Taxation of Excess Distributions

If LPBP is classified as a PFIC for any year during which a U.S. Holder held shares and that holder has not made a QEF Election or a Mark to Market Election, special rules may subject that holder to increased tax liability, including loss of favorable capital gains rates and the imposition of an interest charge, upon the sale or other disposition of the shares or upon the receipt of any excess distribution (as defined below). Under these rules:

    the gain or excess distribution will be allocated rateably over the U.S. Holder's holding period;
    the amount allocated to the current taxable year and any year prior to the first year in which the Company is a PFIC will be taxed as ordinary income in the current year;
    the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and
    an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years.

These rules will continue to apply to the holder even after the Company ceases to meet the definition of a PFIC, unless the holder elects to be treated as having sold its shares on the last day of the last taxable year in which the Company qualified as a PFIC.

An "excess distribution," in general, is any distribution on shares received in a taxable year by a U.S. Holder that is greater than 125% of the average annual distributions received by that holder in the three preceding taxable years or, if shorter, that holder's holding period for shares.

Any portion of a distribution paid to a U.S. Holder that does not constitute an excess distribution will be treated as ordinary dividend income to the extent of the Company's current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Such dividends generally will not qualify for the dividends-received deduction otherwise available to U.S. corporations. Any amounts treated as dividends paid by a PFIC do not constitute "qualified dividend income" within the meaning of Section 1(h)(11) of the Code, and will therefore be ineligible for taxation at the maximum rate of 15% applicable to individuals who receive such income. Any such amounts in excess of the Company's current and accumulated earnings and profits will be applied against the Electing U.S. Holder's tax basis in the shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares. It is possible that any such gain might be treated as an excess distribution.

Mark to Market Election Alternative

Assuming that the Company's shares are treated as marketable stock, a U.S. Holder that does not make a QEF Election may mitigate the application of the excess distribution rules by electing to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of its shares and the holder's adjusted tax basis in the shares. Any mark to market loss is treated as an ordinary deduction, but only to the extent of the net ordinary income that the holder has included pursuant to the election in prior tax years. The electing U.S. Holder's basis in its shares would be adjusted to reflect any of these income or loss amounts. Any gain on a disposition of the Company's shares by an electing U.S. Holder would be treated as ordinary income. Any loss on such a disposition would be treated as an ordinary deduction, but only to the extent of the ordinary income that the holder has included pursuant to the election in prior tax years. For purposes of making this election, stock of a foreign corporation is "marketable" if it is regularly traded on certain qualified exchanges. Shares of LPBP are currently not listed for trading on any exchange or market and therefore possibly may not be treated as "marketable" for purposes of making this election.

With respect to its direct ownership of shares, a U.S. Holder that receives a distribution with respect to its shares will avoid the unfavorable consequences applicable to excess distributions described above if the holder has made a timely Mark to Market Election in the first year of its holding period during which we are treated as a PFIC. Such distribution would instead be taxed under the rules described in the final paragraph of the above section ("---The "No Election" Alternative---Taxation of Excess Distributions"). If a U.S. Holder has held shares for one or more taxable years during which we are treated as a PFIC and does not make a timely Mark to Market Election with respect to the shares held during the first of those years, a coordination rule applies to ensure that a later Mark to Market Election does not cause the holder to avoid the interest charge on excess distributions with for amounts attributable to periods before the election.

An election to mark to market applies to the year for which the election is made and the following years unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election. In addition, a U.S. Holder that has made a Mark to Market Election does not include mark to market gains, or deduct mark to market losses, for years when the corporation ceases to be treated as a PFIC. If a timely QEF Election were made by a U.S. Holder, the mark to market rules would not apply.

Foreign Tax Credits

Regardless of which of the above alternatives applies to a U.S. Holder, any tax withheld by Canadian taxing authorities with respect to distributions on the Company's shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder's United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to the Company's shares will be "passive income" or, in the case of certain U.S. Holders, "financial services income." Because of the complexity of those limitations, each U.S. Holder should consult its own U.S. tax adviser with respect to the amount of foreign taxes that may be claimed as a credit.

Except as described in "information Reporting and Backup Withholding" below, a non-U.S. holder of shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, common shares, unless:

  Such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. and, in the case of a resident of a country which has a treaty with the U.S., such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business maintained by the non-U.S. holder, in the U.S.;
  The non-U.S. holder is an individual who holds the shares as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met; or
  The non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of dividends on the shares and to certain payments of proceeds from the sale or exchange of shares made to U.S. Holders other than certain exempt recipients (such as corporations). A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding with respect to such payments (currently at a rate of 28%) unless the U.S. Holder provides an accurate taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder's United States federal income tax liability or refundable to the extent that it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, ("Exchange Act") applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing or submitting reports with the Securities and Exchange Commission. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

You may read and copy any document we file with or submit to the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these documents are also available at the Securities and Exchange Commissions website, http://www.sec.gov. Copies of such material may also be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

In addition, the Company is subject to the filing requirements prescribed by the securities legislation of each of the provinces in Canada. You are invited to read and copy any reports, statements or other information that we file with the Canadian securities commissions at their respective public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (http://www.sedar.com), which is commonly known by the acronym "SEDAR". The Canadian System for Electronic Document Analysis and Retrieval is the Canadian equivalent of the SEC's Electronic Document Gathering and Retrieval system, which is commonly known by the acronym "EDGAR". Reports and other information about us are also available for inspection at the offices of the Toronto Stock Exchange.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We hold no material financial instruments for trading purposes. Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments that would require disclosure under this Item.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On April 30, 2004, we completed the Arrangement, which involved a reorganization of the business of the Company and a recapitalization of the capital of the Company. See Item 4.B "Information on the Company - History and Development of the Company - Recent Developments"

ITEM 15. CONTROLS AND PROCEDURES

    Based on his evaluations of our disclosure controls and procedures conducted as of the end of fiscal 2004, our Chief Financial Officer and Chief Executive Officer has concluded that, as of the date of his evaluation, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended) are effective.
    Not applicable.
    Not applicable.
    There have not been any significant changes in our internal control over financial reporting or in other factors that occurred during fiscal 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal controls or financial reporting.

ITEM 16.A AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Edward E. McCormack is an audit committee financial expert serving as the chair of our Audit Committee.

ITEM 16.B CODE OF ETHICS

On August 23, 2004, our board of directors approved a Code of Ethics for Financial Professionals that applies to the Company's Chief Executive Officer, Chief Financial Officer and finance professionals performing the functions of principal accounting officer or controller. The Code of Ethics for Financial Professionals is attached as Exhibit 16.1.

ITEM 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

In this section, all fees for the 2004 fiscal year were incurred by the Company and all fees for the 2003 fiscal year were incurred by the old Blood Products Business.

  Audit Fees

  Aggregate audit fees of $132,000 for the fiscal year ended October 31, 2004 and $157,825 for the fiscal year ended December 31, 2003 were billed by our principal accountant, Ernst & Young LLP, to us for professional services normally provided for the audit of our annual financial statements or services in connection with statutory and regulatory filing statements.

  Audit Related Fees

  $2,000 in fees were billed for the fiscal year ended October 31, 2004 and $23,005 for the fiscal year ended December 31, 2003 for assurance and related services by our principal accountant, Ernst & Young LLP, reasonably related to the performance of the audit or review of our financial statements.

  Tax Fees

  $30,740 in fees were billed for the fiscal year ended October 31, 2004 and $48,704 for the fiscal year ended December 31, 2003 for professional services rendered by our principal accountant, Ernst & Young, for Canadian tax compliance, tax advice, our U.S. federal income tax returns and our first, second and third quarter fiscal tax provisions.

  All other fees

  Other than the fees reported under paragraphs (a) through (c) above of Item 16.C, No fees were billed in the fiscal year ended October 31, 2004 for additional services by our principal accountants and $251,665 was billed in the fiscal year ended December 31, 2003 for services related to the Arrangement with MDS.

  Audit Committee Pre-Approval

  Audit fees for the year ended October 31, 2004 were not pre-approved. Subsequent to year-end, the Board adopted a pre-approval process that requires the pre-approval of the Audit Committee for audit fees and non-audit fees by Ernst & Young.

  Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Financial Statements required by this Item are found at the end of this annual report.

The Financial Statements for Labs LP are found at the end of this annual report, following the Financial Statements for LPBP.

ITEM 18. FINANCIAL STATEMENTS

The Company has responded to Item 17 in lieu of responding to this item.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Articles of Arrangement of the Company (1)
1.2	By-laws of the Company (1)
4.1	Arrangement Agreement, dated as of February 11, 2004, between Hemosol and MDS (2)
4.2	Hemosol LP Agreement (3)
4.3	Labs Partnership Agreement (4)
4.4	Employment Agreement of John Anderson
12.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Code of Ethics For Financial Professionals

(1) Incorporated by reference to our Registration Statement on Form 8-A12G, filed with the Commission on May 4, 2004

(2) Incorporated by reference to Exhibit (d)(i) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004 (which exhibit is incorporated by reference therein to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(i) of such Schedule 13e-3)).

(3) Incorporated by reference to Exhibit (d)(iii) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004 (which exhibit is incorporated by reference therein to Exhibit 5 to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(i) of such Schedule 13e-3)).

(4) Incorporated by reference to Exhibit (d)(iii) of the Schedule 13e-3 of Hemosol Inc., MDS Inc. and MDS Laboratory Services, filed with the Commission on March 19, 2004 (which exhibit is incorporated herein by reference to Exhibit 7 to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(I))*

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form-20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LPBP INC.

By: /s/ John R. Anderson
Name: John R. Anderson
Title: President, Chief Executive Officer and Chief Financial Officer

Dated this 28th day of April, 2005

Exhibit 12.1

Certification of the Chief Executive Officer and Chief Financial Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I John R. Anderson, certify that:

1. I have reviewed this annual report on Form 20-F of LPBP Inc.;

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

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15-(e) for the registrant and have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervisions, to ensure that material information relating to the registrant is made known to me by others, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation;

c. disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to material affect, the Registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

By: /s/ John R. Anderson
Name: John R. Anderson
Title: Chief Executive Officer and Chief Financial Officer

Dated this 28th day of April, 2005

Exhibit 13.1

Certification of Chief Executive Officer and Chief Financial Officer

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of LPBP Inc. (the "Company") on Form 20-F for the year ended October 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), John R. Anderson, as Chief Executive Officer and Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. s. 1350, as adopted pursuant to s. 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ John R. Anderson
Name: John R. Anderson
Title: President, Chief Executive Officer and Chief Financial Officer

Dated this 28th day of April, 2005

This certification accompanies the Report pursuant to s. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of s.18 of the Securities Exchange Act of 1934, as amended.

Financial Statements

LPBP Inc. (formerly Hemosol Inc.)

October 31, 2004

Auditors' Report

To the Shareholders of

LPBP Inc. (formerly Hemosol Inc.)

We have audited the statements of financial position of LPBP Inc. (formerly Hemosol Inc.) as at October 31, 2004 and 2003 and the statements of income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	/s/ Ernst & Young LLP
February 15, 2005.	Chartered Accountants

Statements of Financial Position

As at October 31

[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2004	2003
Assets
Current
Cash	$179	$-
Current portion of future tax assets [note 6]	14,000	-
	14,179	-

Investment in Hemosol LP [notes 1 & 3]	5,322	-
Investment in MDS Laboratory Services LP [notes 1 & 4]	55,891	34,796
Future tax assets [note 6]	98,639	-
Total assets	$174,031	$34,796

Liabilities and Shareholders' Equity
Current
Accrued liabilities	$120	$-
Current taxes payable	232	-
Note payable [note 5]	306	-
Current portion of unrealized tax loss benefit [note 6]	12,498	-
Due to MDS Laboratory Services LP [note 1]	16,434	-
	29,590	-

Unrealized tax loss benefit [note 6]	88,053	-
	117,643	-
Shareholders' equity
Net investment by MDS Inc. [note 7]	-	34,796
Common Shares - Class A [note 7]	2,319	-
Common Shares - Class B [note 7]	34,677	-
Retained Earnings	19,392	-
	56,388	34,796
Total liabilities and shareholders' equity	$174,031	$34,796
See accompanying notes

On behalf of the Board of Directors:

/s/ Edward E. McCormack	/s/ Mitchel J. Kostuch
EDWARD E. MCCORMACK Chairman of the Board and Director	MITCHELL J. KOSTUCH Director

Statements of Income Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2004	2003	2002
Equity in earnings of investee [note 8]	$47,309	$48,230	$50,920
General and administration	(373)	-	-

Income before income taxes and interest expense	46,936	48,230	50,920

Interest expense [notes 1 & 5]	(439)	-	-
Income before income taxes	46,497	48,230	50,920

Income taxes - current [note 6]	(9,625)	(17,857)	(19,999)
- future [note 6]	(790)	-	-
Net income	$36,082	$30,373	$30,921

Earnings per share basic and diluted [note 9]	$-	$-	$-
See accompanying notes
Statements of Retained Earnings
Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2004	2003	2002
Retained earnings, beginning of period	$-	$-	$-

Net income	36,082	30,373	30,921

Earnings distributions, prior to May 1, 2004 [note 8]	(16,690)	(30,373)	(30,921)

Retained earnings, end of period	$19,392	$-	$-

See accompanying notes

Statements of Cash Flows Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2004	2003	2002
Operating activities
Net income	$36,082	$30,373	$30,921
Items not affecting current cash flow:
Amortization of unrealized tax loss benefit	(6,571)	-	-

Future income tax expense	7,361	-	-
Notional tax provision [note 6]	9,525	17,857	19,999
Interest accrued on loans from affiliated parties	439	-	-
Equity earnings	(47,309)	(48,230)	(50,920)
	(473)	-	-
Changes in non-cash working capital balances relating to operations:
Current liabilities	352
	(121)

Financing and Investing activities
Note payable [note 5]	300
Loan from MDS Laboratory Services LP [note 1]	16,000	-	-
Redemption of Class C Shares [note 1]	(16,000)	-	-
	300
Increase in cash position during the period	179	-	-

Cash position, beginning of period	-	-	-
Cash position, end of period	$179	$-	$-

See accompanying notes

Cash income taxes paid	$-	$-	$-
Cash interest paid	$-	$-	$-

Notes to Financial Statements

[All amounts in thousands of Canadian dollars, except where noted]

1. Basis of Presentation

Effective May 1, 2004, LPBP Inc. ("LPBP" or "the Company" and which was previously named Hemosol Inc.) entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and the Ontario clinical laboratories services business (the "Labs Business") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario). Under the Arrangement:

  Shareholders of the Company, including MDS, exchanged each of the 56,145,583 common shares of the Company for one Class A Share of the Company, and one Class C Share of the Company. As part of the Arrangement, each shareholder of the Class C Shares was deemed to have transferred the Class C Shares to a new public company in exchange for shares of this new company, Hemosol Corp.
  LPBP transferred the Blood Products Business to a newly formed entity, Hemosol LP, for a 100% limited partnership interest.
  LPBP then distributed a 93% interest in Hemosol LP along with $16 million to Hemosol Corp. to redeem the Class C Shares, and retained a 7% interest in Hemosol LP.
  MDS transferred the Labs Business to MDS Laboratory Services, LP ("Labs LP") for a 99.99% limited partnership interest in Labs LP. The remaining 0.01% is owned by a wholly owned subsidiary of MDS, MDS Laboratory Services Inc. ("MDS Labs"), as the general partner.
  MDS contributed its 99.99% interest in Labs LP to LPBP in exchange for 38,322,390 Class A Shares and 11,134,648,627 Class B Non-Voting Shares.
  Shareholders, other than MDS, hold 0.44% of the equity securities and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity securities of the Company and 47.5% of the voting shares of the Company.
  The name of the Company was changed from Hemosol Inc. to LPBP Inc.

As a result of the reorganization, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP and a 99.99% limited partnership interest in Labs LP and, as a limited partner, is not active in the management of either partnership.

The Company's revenue and cash flow are dependent upon the revenue and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Labs and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. Labs LP is prohibited from making any distributions to the partners thereof prior to November 1, 2004. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As part of the Arrangement, MDS lent $16 million to Labs LP, which in turn lent the funds to the Company. The Company used these funds as partial consideration for the redemption of Class C Shares of the Company that were originally issued under the Arrangement. The loan by MDS to Labs LP was repaid prior to October 31, 2004. The loan by Labs LP to the Company bears interest at a rate of prime plus 1.5%, matures on May 31, 2005 and may be prepaid at any time. (See note 10)

As a result of the above, the Company is expected to be able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP. The tax carryovers accumulated through the previously owned Blood Products Business have an undiscounted total value of $120 million.

The Company has determined that as a result of the previously described transactions, there is a continuity of interest with respect to the Company's equity interest in Labs LP. For purposes of presentation in the accompanying financial statements, the equity accounted results of Labs LP prior to the acquisition of the partnership share by the Company on May 1, 2004, are included for comparison purposes only. As Labs LP was an integrated part of the Health segment of MDS, an allocation of indirect expenses was required to arrive at the equity earnings during the prior periods. For comparison purposes only, the equity earnings have been disclosed in the Statements of Income and have been offset, in the Statements of Retained Earnings, by distributions to MDS Inc. as the primary beneficiary of these earnings prior to May 1, 2004. This information is included in the financial statements of LPBP to assist users in assessing the Company's interest in Labs LP as a continuing interest entity, although the Company did not actually realize any equity income prior to May 1, 2004, the effective date of the transaction. Under the continuity of interests method, the financial position and results of operations and cash flows of the previously owned Blood Products Business have not been included for periods prior to May 1, 2004.

The tax carryovers have been recorded at an estimated value of $120 million and a corresponding unrealized tax loss benefit of $107 million in accordance with EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax assets and the unrealized tax loss benefit will be amortized over the period in which LPBP expects to benefit from these tax carryovers.

2. Summary of Significant Accounting Policies

The annual financial statements of LPBP have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant accounting policies are as follows. The impact of material differences between Canadian and U.S. generally accepted accounting principles is set out in note 11.

Investments

The Company regularly reviews its investments in associated companies, accounted for using the equity method, for impairment, and records an. An impairment loss is recordedcharge if it has been determined that there has been a loss in value of the investment that is other than temporary.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3. Investment in Hemosol LP

As described in note 1, 'Basis of Presentation', LPBP holds a 7% interest in Hemosol LP. This investment is accounted for on a cost basis as LPBP does not exercise significant influence or control over Hemosol LP. The carrying amount of the investment will be reviewed periodically for potential impairment.

4. Investment in MDS Laboratory Services LP

As previously described in note 1, LPBP acquired a 99.99% interest in Labs LP, which is accounted for on an equity basis as LPBP can exercise significant influence but, as a limited partner, does not control Labs LP. LPBP is required to pay dividends to its shareholders based on the distributions received from Labs LP, net of any expenses incurred directly by LPBP in the course of its operations. As at October 31, 2004, no distributions had been received and consequently the increase in the investment, as a result of equity accounting for the Company's interest in the net income of Labs LP, is approximately $21 million.

5. Note Payable

In 2004, LPBP borrowed $300 thousand from MDS, to cover general operating expenses, under the terms of a note payable with an interest rate of prime plus 2%. This note is due upon demand. The carrying amount on the Statements of Financial Position includes accrued interest.

6. Income Taxes

As described in note 1, LPBP gained access to unclaimed tax deductions and income tax credits through its transaction with Hemosol Corp. LPBP has accounted for this transaction in accordance with EIC 110 'Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations'. Effective May 1, 2004, a future tax asset in the amount of $120 million and an unrealized tax loss benefit in the amount of $107 million was established. The future tax asset is recognized based on the effective tax rate existing during the period. The unrealized tax loss benefit is amortized based on the ratio of income tax expense in proportion to the net reduction in the future income tax asset arising from the transaction.

Notional income taxes have been calculated at statutory rates for periods prior to May 1, 2004. These are the income taxes that would have been payable by MDS as beneficiary of the Labs LP earnings. These estimated taxes have been classified as current tax expense.

(a) Provision

The Company's effective tax rate has the following components:

	2004	2003	2002
	%	%	%
Combined Canadian federal and provincial tax rate	36.2	37.0	39.2
Increase (decrease) in tax rate as a result of:
Amortization of unrealized tax loss benefit	(14.1)	-	-
Federal capital taxes and other	0.3	-	0.1
Effective income tax rate	22.4	37.0	39.3

(b) Future tax assets

Future tax assets consist of the following temporary differences:

2004
Future tax assets
Tax benefit of loss carryforwards	$97,956
Investment tax credits, net of tax	17,799
Future tax assets before valuation allowance	115,755
Valuation allowance	(3,116)
Future tax assets	$112,639

(c) Tax carryovers

At October 31, 2004 the Company has accumulated tax losses for federal and provincial purposes, and investment tax credits relating to research and development. The losses and tax credits can be utilized to reduce Canadian income taxes in future years. Tax losses that relate to eligible research and development carryforward indefinitely. Tax losses and tax credits expire as follows:

	Federal Losses	Provincial Losses	Investment Tax Credits
2005	$1,866	$-	$-
2006	3,694	-	586
2007	-	-	2,025
2008	9,353	7,214	1,994
2009	1,000	1,000	2,897
2010	7,535	7,535	4,823
2011	40,498	44,391	4,053
2012	-	-	7,580
2013	-	-	4,400
2014	-	-	616
Indefinite carryover	208,587	208,587	-
	$272,533	$268,727	$28,974

7. Share Capital

Authorized

Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004. (see note 1)

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:

(Number of shares in thousands)	Common Shares
	Number	Amount
Shares Issued - Class A	94,468	2,319
Shares Issued - Class B	11,134,649	34,677
Closing Balance - October 31, 2004	11,229,117	$36,996

All the shares were issued on May 1, 2004 (see note 1).

Net Investment by MDS Inc.

The following is the continuity in the net investment by MDS for the period from November 1, 2001 to May 1, 2004:

Balance as at November 1, 2001 and October 31, 2002 and 2003	$34,796

Recognition of future tax asset	120,000
Recognition of unrealized tax loss benefit	(107,122)
Investment in Hemosol LP	5,322
Issuance of Class A Shares in LPBP	(2,319)
Issuance of Class B Shares in LPBP	(34,677)
Redemption of Class C Shares in LPBP	(16,000)
Balance as at May 1, 2004	$-

  Equity Earnings

The equity earnings reported by LPBP for the year ended October 31, 2004 consists of LPBP's 99.99% interest in the income generated by Labs LP and reflects the assumption of a continuity of interest in Labs LP's business. For comparative financial statement presentation only, it has also been assumed that all the equity earned up to May 1, 2004 would have been received as distributions from Labs LP and paid out as distributions to MDS as the primary beneficiary of these earnings prior to May 1, 2004. The equity earnings reported on the Statements of Income comprises:

Equity in earnings for the period November 1, 2003 - April 30, 2004	$26,214
Equity in earnings for the period May 1, 2004 - October 31, 2004	$21,095
$47,309

The following summary financial information relating to Labs LP is derived from the financial records of MDS that were used to prepare the audited consolidated statements of financial position of MDS as at October 31, 2004 and 2003 and the audited consolidated financial statements of income for the fiscal years ended October 31, 2004, 2003 and 2002.

Prior to May 1, 2004, the business of Labs LP operated as a branch within a division of MDS Inc. and, as such, separate financial statements have not been historically required or prepared for the business of Labs LP.

The following summary financial information represents an estimate of the revenues and net income attributable to Labs LP for the fiscal years of MDS ended October 31, 2004, 2003 and 2002, as if Labs LP existed during these periods. The material assumptions made in the preparation of this financial information are as follows:

  Interest income/expense for MDS has not historically been recorded by individual divisions due to a centralized cash pooling arrangement of MDS. Accordingly, no such interest income/expense has been included.
  Income tax expense has not been provided for the business of Labs LP since the continuing structure is a partnership and therefore continuity of interests of such a structure would indicate that there would have been no taxes in the previous entity. Accordingly, no such income tax expense has been included.
  Management fees were charged by MDS to Labs LP for the period starting May 1, 2004 for support services provided by MDS to Labs LP. The support services provided by MDS include but are not limited to information technology services, financial services, real estate services, regulatory compliance services, human resources services and government relation services. For comparability to prior years, Labs LP has included a similar fee for the periods prior to May 1, 2004.

The following table represents Labs LP's revenue and net income for the reporting periods.

	Twelve months to October 31
[Thousands of Canadian dollars]	2004	2003	2002
Revenue	$211,456	$200,794	$199,288
Net income	47,314	48,235	50,925

LPBP's 99.99% share of net income for the three years ending October 31, 2004 is $47,309, $48,230 and $50,920, respectively.

The financial position information has been summarized from the records of Labs LP as at October 31, 2004. The comparative summary of financial information represents an estimate of the financial position of Labs LP, as if it existed, as at October 31, 2003. The material assumptions made in the preparation of this October 31, 2003 financial information is as follows:

  No cash or accounts payable information has been included at October 31, 2003, since it has been assumed that, as a division of MDS, the business of Labs LP would have been completely financed by MDS. Likewise, all cash generated by the business would have been transferred to the centralized cash pool of MDS.
  The capital assets and goodwill reflect the balances at October 31, 2003 of only those assets which were transferred to Labs LP. Not all assets and goodwill relating to the old division were transferred on May 1, 2004.

The following table represents Labs LP's assets and liabilities as at October 31, 2004 and, where applicable, based on the assumptions described above, for the period ended October 31, 2003.

[Thousands of Canadian dollars]	2004	2003
Cash	$2,949	$-
Accounts receivable	17,376	27,252
Inventories	2,239	2,233
Other current assets	991	318
Loan receivable from LPBP	16,434	-

Capital assets	10,626	6,309
Long-term investment	2,532	2,182
Goodwill	20,904	20,904

Total Assets	$74,051	$59,198

Total Liabilities	$18,239	$-

Total Partner's Capital	$55,812	$59,198

9. Earnings per Share

The financial statements have been prepared on a continuity of interest basis with respect to Labs LP. LPBP's capital structure at May 1, 2004 has assumed to be the capital structure for all preceding periods and therefore the weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for each of the years in the three-year period ended October 31, 2004 is less than one half of one cent.

10. Subsequent Events

On February 11, 2005, the Company received a distribution of $17 million from Labs LP. The Company used these funds to repay its debt of $16 million owed to Labs LP plus accrued interest to this date.

11. Reconciliation to Accounting Principles Generally Accepted in the United States

The following information is being provided to comply with certain disclosure requirements of the Securities and Exchange Commission ("SEC") of the United States.

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain material respects from those applicable in the United States ("US GAAP"). The material differences, and the effects on the financial statements of the Company, are identified in the reconciliation below:

Years ended October 31
[Thousands of Canadian dollars]	2004	2003	2002
Net income under Canadian GAAP	$36,082	$30,373	$30,921
Adjustments:
Equity losses of Hemosol LP (i)	(821)	-	-
Net income under US GAAP	$35,261	$30,373	$30,921

Earnings per share under US GAAP:
Basic and diluted.	$-	-	-

(i) Under Canadian GAAP, any investment which is not controlled or in which the Company does not have significant interest is accounted for at cost. However, U.S. GAAP requires the use of the equity method to account for certain investments, including equity interests greater than five percent in partnerships. Therefore under US GAAP, the Company is required to include its 7% interest in Hemosol LP's net earnings/loss for the period reported. The offset to the change in the Company's earnings under U.S. GAAP is a reduction of $821 thousand to the investment in Labs LP on the statement of financial position, for U.S. GAAP purposes.

MDS Laboratory Services, L.P.

(Incorporated under the Canada Business Corporations Act)

Financial Statements

October 31, 2004

Auditors' Report

To the Partners of

MDS Laboratory Services, L.P.

We have audited the statement of financial position of MDS Laboratory Services, L.P. as at October 31, 2004, and the statement of income, partners' capital and cash flow for the six-month period ended October 31, 2004. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Partnership as at October 31, 2004 and the results of its operations and its cash flow for the six-month period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada February 11, 2005.	/s/ Ernst & Young Chartered Accountants

MDS Laboratory Services, L.P. Statement of Financial Position
As at October 31 (thousands of Canadian dollars)	2004

ASSETS
Current
Cash	$2,949
Accounts receivable	17,510
Inventories	2,239
Due from Partner (notes 2 & 9)	16,433
Due from affiliates (note 9)	535
Prepaid expenses	457
40,123
Capital assets (note 3)	10,626
Long-term investment (note 4)	2,532
Goodwill	20,904
$74,185
LIABILITIES AND PARTNERS' CAPITAL
Current
Accounts payable and accrued liabilities	$7,236
Due to affiliates (note 9)	9,143
Current portion of long-term debt (note 5)	340
16,719
Long-term debt (note 5)	1,520
18,239
Partners' capital
MDS Laboratory Services Inc.	52
LPBP Inc.	55,894
55,946
$74,185
See accompanying notes On behalf of the General Partner, MDS Laboratory Services Inc.

MDS Laboratory Services, L.P. Statement of Income
Six months ended October 31 (thousands of Canadian dollars)	2004

Revenues	$104,545
Cost of revenues	(72,692)
Selling, general and administration	(9,817)
Depreciation and amortization	(1,547)
Equity earnings	175
Operating income	20,664
Interest income	433
Net income	$21,097

Allocated to:
MDS Laboratory Services Inc.	$2
LPBP Inc.	21,095
$21,097
See accompanying notes

MDS Laboratory Services, L.P. Statement of Partners' Capital
	MDS Laboratory Services Inc.	LPBP Inc.	Total

Initial contribution, May 1, 2004	$50	$34,799	$34,849
Net income for the period	2	21,095	21,097
Partners' capital, October 31, 2004	$52	$55,894	$55,946
See accompanying notes

MDS Laboratory Services, L.P. Statement of Cash Flow
Six months ended October 31 (thousands of Canadian dollars)	2004

Operating activities
Net income	$21,097
Items not affecting current cash flow (note 6)	2,799
23,896
Changes in non-cash working capital balances relating to operations (note 6)	(1,780)
22,116
Investing activities
Purchase of capital assets	(3,098)
Loan to LPBP Inc.	(16,000)
Increase in long-term investment (note 4)	(160)
(19,258)
Financing activities
Loan from affiliate	16,000
Loan from affiliate repaid	(16,000)
Partnership interest	91
91
Increase in cash position during the period	2,949
Cash position, beginning of period	-
Cash position, end of period	$2,949
See accompanying notes

MDS Laboratory Services, L.P.

Notes to The Financial Statements

(All amounts are in thousands of Canadian dollars except where noted)

  The Partnership

These financial statements consist of only the assets and liabilities of MDS Laboratory Services, L.P. [the "Partnership" or "Labs LP"] and do not include any other assets or liabilities, including income taxes of the individual partners, MDS Laboratory Services Inc. ("MDS Labs") and LPBP Inc.

Management has prepared the financial statements in accordance with Canadian generally accepted accounting principles. The Partnership, which operates in only one business segment, is principally involved in providing clinical laboratory testing to individuals and institutions that provide health care services to consumers.

2. Accounting Policies

Partnership Formation

Labs LP was formed on May 1, 2004 by MDS Inc. as a limited partnership. The general partner of Labs LP is MDS Labs, which received a 0.01% general partnership interest in Labs LP for a cash contribution of $50 thousand. Immediately following the creation of the Partnership, MDS Inc. transferred the net assets and operations that formed the majority of MDS Inc.'s Ontario laboratory business into Labs LP in exchange for a 99.99% limited partnership interest.

On the formation of the Partnership, the following assets were transferred at their carrying amounts:

Inventories	$2,195
Prepaid expenses	387
Capital assets, net	9,075
Long-term investment	2,197
Goodwill, net	20,904
Total	$34,758

Following the completion of these transactions, MDS Inc. transferred its 99.99% limited partnership interest in Labs LP to LPBP Inc. in exchange for shares of that company.

The net income of Labs LP for each fiscal year is allocated to the partners as follows:

  first, an amount will be allocated to MDS Labs sufficient to reimburse it for all reasonable expenses and costs incurred by it during such fiscal year in connection with the performance of its duties as general partner, and thereafter, all limited partners of record at the end of such fiscal year will be allocated 99.99% of the remaining net income in proportion to the number of units held and MDS Labs will be allocated 0.01% of the remaining net income.

Any net loss of Labs LP will be allocated to the partners as described in (b) above.

The term of the Partnership is a minimum period of 15 years, unless Labs LP is dissolved due to the removal or resignation of MDS Labs as general partner with no appointment of a replacement general partner, or the bankruptcy of or similar events in respect of the Partnership, or the unanimous agreement of the partners. Following the minimum period of 15 years, the limited partners may dissolve the Partnership by resolution passed by limited partners holding more than two-thirds of the limited partner units of Labs LP.

Use of estimates

The financial statements have been prepared in conformity with Canadian generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported values of assets, liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Significant accounting policies are as follows:

Inventories

Inventories, comprised of clinical testing supplies, are valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.

Capital assets

Capital assets are carried in the accounts at cost less accumulated depreciation and amortization. Gains and losses arising on the disposal of individual assets are recognized in income in the year of disposal.

Depreciation and amortization, which are recorded from the date on which each asset is placed in service, are provided for on a straight-line basis over the estimated useful lives of the capital assets as follows:

Equipment	10% - 33%
Furniture and fixtures	20% - 33%
Computer systems	10% - 33%
Leaseholds	Term of the lease plus all renewal periods, to a maximum of 20 years.

Long-term investment

This investment is accounted for by the equity method.

The Partnership regularly reviews this investment for impairment, and records an impairment charge if it has been determined that there has been a loss in value of the investment that is an other than a temporary decline.

Goodwill

Goodwill arises on business acquisitions and comprises the amount paid in excess of the fair value of net identifiable assets acquired.

Goodwill is not amortized but is subject to an impairment review at least annually, to determine if impairment exists. This assessment is based on the estimated fair value of the business to which the goodwill relates.

Revenues

Revenues are recorded when services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. Certain revenues received from diagnostic laboratory testing services are subject to future adjustment on settlement and are recorded based on management's estimate of amounts that ultimately will be realized by the Partnership. Adjustments, if any, are recorded in the period in which negotiations are completed.

3. Capital Assets

	2004
	Cost	Accumulated Depreciation and Amortization

Equipment	$5,514	$891
Furniture and fixtures	2,197	196
Computer systems	696	183
Leaseholds	3,766	277
	$12,173	$1,547
Accumulated depreciation and amortization	(1,547)
Net book value	$10,626

4. Long-term Investment

Operating income for the six-month period includes $175 as the Partnership's share of earnings of a significantly influenced partnership. The investment includes $160 of earnings accumulated prior to the formation of Labs LP, which was repaid prior to October 31, 2004.

5. Long-term Debt

	Maturity	2004

Long-term debt	2010	$1,860
Current portion		(340)
		$1,520

During 2004, Labs LP agreed to pay $2,510 to buy out the income sharing entitlement of a former joint venture partner in an Ontario laboratory location. Of this amount, $650 was paid on closing and the remainder has been recorded as a non-interest bearing note payable.

Principal repayments of long-term debt are required as follows:

2005	$340
2006	340
2007	340
2008	370
2009	240
Thereafter	230
$1,860

6. Cash Flow

Non-cash items affecting net income comprise:

Six months ended October 31	2004

Depreciation and amortization	$1,547
Non-cash buy-out of joint venture partner	1,860
Equity earnings	(175)
Interest accrued on loan to partner	(433)
$2,799

Changes in non-cash working capital balances relating to operations include:

Six months ended October 31	2004

Accounts receivable	$(17,510)
Inventories	(44)
Accounts payable and accrued liabilities	7,236
Due to affiliates	9,143
Due from affiliates	(535)
Prepaid expenses	(70)
$(1,780)

The statement of cash flow was derived from cash activity and changes in non-cash working capital balances arising immediately after the transfer of assets to the Partnership as described in note 2.

7. Commitments and Contingencies

As at October 31, 2004, the Company is obligated under premises and equipment leases, and other long-term contractual commitments to make minimum payments as follows:

Operating leases
2005	$8,024
2006	6,649
2007	5,443
2008	4,243
2009	3,520
Thereafter	12,769
$40,648

Rental expense under premises and equipment leases for the six months ended October 31, 2004 was $4,410.

8. Credit Risk and Fair Value

The Partnership is exposed, in its normal course of business, to credit risk from its customers. A significant portion of the outstanding accounts receivable at October 31, 2004 is due from the Ontario health authorities.

Accounts receivable and accounts payable and accrued liabilities have short periods to maturity and the carrying values contained in the statement of financial position approximate their estimated undiscounted fair value.

9. Related Party Transactions

On the formation of the partnership, Labs LP entered into the Labs Management Agreement with MDS Inc. with the intent that MDS Inc. will provide support services to Labs LP, including information technology services, financial services, purchasing and/procurement services, human resources services, communications services, real estate services, regulatory compliance services and government relations services. Labs LP will pay to MDS Inc. an annual management fee, payable monthly in advance, equal to MDS Inc.'s reasonable cost of providing the support services. In addition, Labs LP will reimburse MDS Inc. for all reasonable out-of-pocket expenses incurred in providing the support services.

Additionally, MDS Inc. lent $16 million to Labs LP, which in turn, lent the money to LPBP Inc. The loan from MDS Inc. to Labs LP was non-interest bearing and due on May 31, 2005. The Partnership prepaid the loan prior to October 31, 2004. The loan from Labs LP to LPBP Inc. bears interest at a rate of prime plus 1.5%, and matures on May 31, 2005. Repayment of such loan may be made at any time.

The transactions with MDS Inc. and affiliates are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Six months ended October 31, 2004	2004
Transactions
Revenue	$1,941
Operating Expenses	47,989
Interest Income	433

As at October 31, 2004	2004
Balances
Accounts Receivable
MDS Inc. and affiliates	$535
LPBP Inc.	16,433
Accounts Payable
MDS Inc. and affiliates	$9,143