Form 20-F
LPBP INC
filed 2006-05-02
CIK 1132907

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended October 31, 2005

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

As of October 31, 2005, the number of outstanding Class A Common Shares was 94,467,973 and the number of Class B Non-Voting Shares was 11,134,648,627.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ]     No [ X ]
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ]     No [  X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Large Accelerated Filer [ ]      Accelerated Filer [   ] Non-Accelerated Filer [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X] Item 18 [  ]

TABLE OF CONTENTS

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
ITEM 4. INFORMATION ON THE COMPANY
ITEM 4A. UNRESOLVED STAFF COMMENTS
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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

We express all dollar amounts in this Annual Report in Canadian dollars, except where indicated otherwise. References to "$" are to Canadian dollars, and references to "US$" are to U.S. dollars. Unless otherwise indicated, all references to "LPBP" or the "Company" are references to LPBP Inc.

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

Forward-Looking Statements

This Annual Report contains forward-looking statements relating to the business and financial outlook of the Company, which are based on the current expectations, estimates, forecasts and projections of the Company. In some cases, forward looking statements can be identified by terminology such as "may'', "will'', "should'', "expects'', "plans'', "anticipates'', "believes'', "estimates'', "predicts'', "potential'' or "continue'' or the negative of these terms or other comparable terminology. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Shareholders should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and the Company is under no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, the risks described under "Risk Factors'' in this Annual Report.

A. Selected Financial Data

The following tables present selected historical financial data of the Company (stated in Canadian dollars) prepared in accordance with Canadian GAAP. Historical results are not necessarily indicative of the results that you may expect for any other future period or for a full year. The selected historical financial data should be read in conjunction with the audited financial statements of the Company and the notes thereto included elsewhere in this Annual Report and "Item 5. Operating and Financial Review and Prospects---Management's Discussion and Analysis".

The Company has omitted the selected financial information for the year ended October 2001 because the information cannot be created without unreasonable effort or expense. Specifically, since the Company's financial statements are presented using the continuity of interests method, the historical results of the Company are dependent on the historical results of Labs Business (as defined in Item 3). Since MDS Laboratory Services LP ("Labs LP") was a division of MDS Inc. (a public company and 47.5% owner of LPBP) prior to May 1, 2004 it did not have separate financial statements. Although under no obligation to do so, MDS agreed to provide four years of financial information for the Labs Business (included elsewhere herein), however, given the amount of time and expense involved with the creation of the four year statements, it was determined that it would be unreasonable to request MDS to provide five years of statements. For more information on the continuity of interests method of presentation please see Item 4A.

LPBP Inc.

Selected Financial Data Prepared in Accordance with Canadian GAAP
($'s in thousands, except share data)
	For the Years Ended October 31
	2002	2003	2004	2005

Equity in earnings of investee	$50,920	48,230	47,309	49,457
Income tax provision	$(19,999)	(17,857)	(10,415)	(1,874)
Net income	$30,921	30,373	36,082	41,155
Total assets	$34,796	34,796	174,031	153,321
Net assets	$34,796	34,796	56,388	67,953
Share capital	$34,796	34,796	36,996	36,996
Weighted average number of shares outstanding	n/a	n/a	5,614,558,300	11,229,117,000

The Company does not have any revenues, therefore these line items were omitted from the selected financial information above. In addition, the Company's earnings per share, based on the weighted average number of shares outstanding for fiscal 2005 and fiscal 2004 is less than half of one cent. As this does not provide meaningful information to the users of the financial statements, it has been omitted from the selected financial data above. For the years ended October 31, 2003 and 2002, respectively, there were no shares outstanding as the income earned was assumed to have been distributed to MDS, the previous owner of Labs LP, as described in more detail in Item 4 - Information on the Company.

The Company had not declared any dividends on its Class A Common shares or Class B Non-Voting Shares as at October 31, 2004. After October 31, 2004 the Company began paying dividends on its Class B Non-Voting Shares (please see Item 8). The dividend paid in fiscal year 2005 was $29,590,000. Subsequent to October 31, 2005 the Company paid further dividends of $14,500,000 on the Class B Non-Voting Shares and $251,000 on the Class A Common Shares.

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

On May 1, 2006, the exchange rate was $0.8985.

a) The following table sets forth the High and Low exchange rates for each month during the previous six months:

Previous Six Months (US$)
	Apr 2006	Mar 2006	Feb 2006	Jan 2006	Dec 2005	Nov 2005

High	0.8926	0.8834	0.8788	0.8744	0.8690	0.8579
Low	0.8534	0.8531	0.8638	0.8528	0.8521	0.8361

b) The following table sets forth the average exchange rates for the four most recent financial years, calculated by using the average rate on the last day of each month:

Years ended October 31 (US$)
	2005	2004	2003	2002
Average	0.8241	0.7606	0.6954	0.6362

B. Capitalization

Not applicable.

C. Reasons for the Offer and use of proceeds

Not applicable.

D. Risk Factors

The following is a description of risk factors that affect the Company's business, and ultimately, its profitability. Since the Company's financial results are almost entirely dependent upon the results of Labs LP (as defined in Item 4) - the risks relating to the Labs Business are also included.

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

Prior to the Arrangement (as defined under Item 4), the Company carried on an active business, which included the development and testing of medical products. Under the terms of an agreement with the Company, Hemosol LP expressly assumed all liabilities of the Company existing prior to the Arrangement. In addition, pursuant to an indemnity agreement between the Company and Hemosol LP, Hemosol LP agreed to indemnify the Company for all such liabilities to the extent that the Company suffers a loss in respect thereof. However, Hemosol LP may be unable to fully indemnify the Company in respect of all such losses. Such losses could be substantial, including but not limited to losses arising as a result of any act or omission in connection with any clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or any subsidiary or in which the Company or any subsidiary or its products or product candidates participated prior to the Arrangement. The Company's financial results and ability to distribute cash to shareholders could be adversely affected in the event that any such losses are not insured or fully indemnified by Hemosol LP. Refer to Item 4. "Recent Developments".

The Company, and by extension, holders of Class A Common Shares and Class B Non-Voting Shares of the Company, will not receive compensation in the event that the Company's tax losses cannot be utilized, in whole or in part, by the Company due to events or circumstances existing prior to the Arrangement (as defined in Item 4).

As part of the Arrangement, the Company represented as to, among other things, the quantum of its unutilized tax losses, the stated capital of its common shares, and there not having been prior to the Arrangement an acquisition of control of the Company. In the event that any of such representations is incorrect, the ability of the Company to apply some or all of its unutilized tax losses against income will be restricted, or certain other taxable events may be deemed to have occurred such that the dividends or other distributions on the shares of the Company will be reduced. In the event that any such representations are incorrect, holders of the Company's shares will not be entitled to any compensation in their capacity as shareholders.

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

As Hemosol LP filed a Notice of Intention to Make a Proposal pursuant to section 50.4(1) of the Bankruptcy and Insolvency Act on November 24, 2005 the Company will be dependent upon receiving distributions from Labs LP for all of its income. Further, the articles of the Company impose extensive restrictions on the business that may be carried on by the Company. Accordingly, the Company will be dependent upon the ability of Labs LP to generate income. In fiscal 2005, all of the Company's earnings were derived from Labs LP.

There can be no assurance that the Tax Act or the administrative practices of Canada Customs and Revenue Agency ("CCRA") will not be changed in a manner that adversely affects the ability of the Company to apply its tax losses against income.

There can be no assurance that Canadian federal income tax laws and the administrative policies and assessing practices of CCRA respecting the ability of a corporation to apply previously accumulated tax losses against future income or to reduce taxes payable will not be changed in a manner which adversely affects the Company and, by extension, the holders of shares of the Company.

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

Revenues from the Labs Business will be substantially dependent on the Ontario individual corporate caps established by the Ministry of Health ("MOH") for each company providing laboratory services. This funding model prevents a company from increasing its revenues by increasing its volume of testing. At the same time, however, there is a risk that Labs LP's corporate cap, and potentially its revenue, may be decreased if its volume of testing decreases to the extent that it bills less than its cap in any year. The term of the current agreement with the MOH, which establishes the individual corporate caps, runs until March 31, 2008. There can be no certainty as to the terms of any future agreement.

Maintaining or increasing Labs LP's revenues is highly dependent on the commitment of the Government of Ontario to funding the laboratory services performed by Labs LP. The healthcare industry in general is experiencing a trend toward cost containment and management expects that this trend will continue for the foreseeable future. Revenue constraint pressures on healthcare funding across Canada will likely continue or may increase in the future. Any funding reductions or other changes in payment policies for healthcare services could have a material adverse effect on Labs LP.

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

In addition to existing government healthcare regulations, there are ongoing initiatives at the federal and provincial levels for comprehensive reforms to existing legislation and policy governing the provision of healthcare services, including the payment for and availability of particular services. The Labs Partnership believes that such initiatives will continue for the foreseeable future and could increase the cost of compliance for Labs LP. Certain aspects of these reforms, if adopted, could materially and adversely affect Labs LP's business, financial condition and results of operations.

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

The success of a community-based laboratory in Ontario is dependent upon referrals of patients by health care professionals. Referrals are made by physicians who have no contractual obligation or economic incentive to refer patients to laboratories operated by Labs LP. The Labs Partnership's patient service centers compete for referrals with its major competitors in the private sector and with local service providers in the communities in which Labs LP operates facilities. The Labs Partnership is not dependent on any single referral source for a material portion of its revenue. However, if a sufficiently large number of physicians elect at any time to discontinue referring patients to Labs LP, the Labs Business and its financial condition and results of operations would be materially adversely affected.

Insurance carried by Labs LP may be insufficient to cover all risks.

Due to the nature of the services provided by Labs LP, general liability claims may be asserted against Labs LP with respect to the laboratory services provided to patients, including from reporting inaccurate results. In that regard, Labs LP may be subject to errors and omissions claims related to the services it performs and the risks of medical malpractice by laboratory personnel and pathologists. Although Labs LP carries insurance in amounts which are standard in Canada for the operation of laboratories, there can be no assurance that Labs LP will have obtained coverage of sufficient scope to satisfy any liability claim. The Labs Partnership believes that it will be able to obtain adequate insurance coverage in the future at acceptable costs, but there can be no assurance that it will be able to do so or that it will not incur significant liabilities in excess of policy limits. Any such claims that exceed the scope of coverage or applicable policy limits or an inability to obtain adequate coverage could have a material adverse effect on Labs LP's business, financial condition and results of operations.

The interruption of Labs LP's information technology systems could have an adverse impact on results.

The Labs Business will depend, in part, on the continued and uninterrupted performance of Labs LP's information technology systems. Sustained system failures or interruptions could disrupt Labs LP's ability to process laboratory requisitions, perform testing, provide test results in a timely manner and/or bill the appropriate party. The Labs Partnership's business, results of operations and financial condition could be adversely affected by a system failure.

The Labs Partnership's computer systems will be vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of Labs LP's servers will be potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite precautions taken by Labs LP, unanticipated problems affecting Labs LP's systems could cause interruption in its information technology systems. The Labs Partnership's insurance policies may not adequately compensate it for any losses that may occur due to any failures in its information technology systems.

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

The Labs Partnership is reliant on key personnel.

The Labs Partnership's success will largely depend on the skills, experience and effort of its senior management. The loss of services of one or more members of Labs LP's key senior management personnel could significantly weaken Labs LP's management expertise and its ability to deliver its services efficiently and profitably. In addition, the success of Labs LP's laboratories depends on employing or contracting, as the case may be, qualified professionals such as technologists. Currently, there is a shortage of qualified technologists in Canada. While management of Labs LP believes that Labs LP will be sufficiently staffed to effectively provide services to patients, the loss of healthcare professionals or the inability to recruit these individuals in Labs LP's markets could adversely affect Labs LP's ability to operate its business efficiently and profitably.

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

The Hemosol Inc. Arrangement

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

Under the Arrangement:

  Shareholders of the Company, including MDS, exchanged each of the 56,145,583 common shares of the Company for one Class A Share of the Company, and one Class C Share of the Company. As part of the Arrangement, each shareholder of the Class C Shares were deemed to have transferred the Class C Shares to a new public company in exchange for shares of this new company, Hemosol Corp.

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

As a result of the foregoing, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP (which operates the Blood Products Business) and a 99.99% limited partnership interest in Labs LP (which operates the Labs Business). The Company is not active in the management of Labs LP or Hemosol LP, as it only holds a limited partnership interest in both entities.

As a result of this series of transactions, the Company is expected to be able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP. The tax carryovers accumulated through the previously owned Blood Products Business have an undiscounted total value of $95 million (2004 - $113 million).

The Company's income and cash flow are dependent upon the income and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Labs and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As part of the Arrangement, MDS loaned $16 million to Labs LP, which in turn loaned the funds to the Company. The Company used these funds as partial consideration for the redemption of Class C Shares of the Company that were originally issued under the Arrangement. The loan by MDS to Labs LP was repaid prior to October 31, 2004. The loan by Labs LP to the Company bore interest at a rate of prime plus 1.5%, and was repaid in full.

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

The tax carryovers were initially recorded at an estimated value of $120 million and a corresponding unrealized tax loss benefit of $107 million in accordance with EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax assets and the unrealized tax loss benefit are being amortized over the period in which LPBP expects to benefit from these tax carryovers.

Recent Developments

On September 1, 2005, MDS announced their strategic plan to focus resources within the global life sciences markets. With MDS's new focus, MDS stated that they are examining alternative ownership structures for their Diagnostic business, including Labs LP. MDS has informed LPBP that they are engaged with a number of possible buyers for the business and that they continue to review alternate strategies, including the possibility of distributing the interest in this business to MDS shareholders in a tax-efficient manner. MDS expects that they will complete a transaction affecting this business before the end of this fiscal year.

On November 24, 2005, Hemosol Corp. and Hemosol LP each filed a Notice of Intention to Make a Proposal pursuant to section 50.4(1) of the Bankruptcy and Insolvency Act. PricewaterhouseCoopers Inc. was named as Trustee under the Proposal in each case. On December 5, 2005, PricewaterhouseCoopers Inc. was appointed Interim Receiver of Hemosol Corp. and Hemosol LP.

The deadline for filing of Proposals by Hemosol Corp. and Hemosol LP was extended to May 11, 2006. Further information can be obtained at www.pwc.com/ca/eng/about/svcs/brs/hemosol.html.

Capital Expenditures

Since the Arrangement, the Company has not made any capital expenditures.

Other

Other than the Arrangement described above, there has been no indication of any public takeover offers by third parties in respect of our shares since May 1, 2004.

B. Business Overview

The Company

As stated previously, the Company now owns limited partnership interests in Hemosol LP which operates the Blood Products Business and the Labs LP, which operates the Labs Business. The Company is not active in the management of Labs LP or Hemosol LP.

During the fiscal year ended October 31, 2005, the Company received distributions from Labs LP. As a result, a brief description of Labs LP and the Labs Business is provided below. The Company has not received any distributions from Hemosol LP. Since Hemosol LP has filed a Notice of Bankruptcy, the Company does not anticipate that it will ever receive any distribution from Hemosol LP and as such does not consider its investment in Hemosol LP as material to the Company.

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

The Labs Business generated revenues of approximately $220 million, $211 million and $201 million respectively for the fiscal years ended October 31, 2005, 2004 and 2003. Over 85% of such revenue was paid by the MOH on the basis determined under agreements between the MOH and the Ontario Association of Medical Laboratories ("OAML"). The Labs Business generated net income of approximately $49 million, $47 million and $48 million respectively for the fiscal years ended October 31, 2005, 2004 and 2003.

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

Community Laboratories negotiate their contracts with the MOH through the ("OAML''). Negotiations are conducted on a regular basis and include the size of the industry cap and fee schedule adjustments for specific services. The industry cap for all Community Laboratories was $526 million in 2004 and $553 million in 2005 and $564 million in 2006 under an agreement that continues until March 31, 2008.

Labs Business Strategy

The goal of Labs LP is to be the leading provider of laboratory testing services in Ontario by continuing to operate the Labs Business efficiently and selectively pursuing opportunities for growth that are expected to be accretive.

Historically, in the absence of acquisitions, organic revenue growth of the Labs Business has been driven by the increasing demand for laboratory services resulting in the negotiated expansion of the industry cap and the individual corporate cap under agreements negotiated between the MOH and the OAML. The Labs Partnership intends to pursue additional growth opportunities by expanding the number and type of tests that it can provide and, where justified, seeking increased compensation for the testing that it currently provides.

Competitive Advantages

The Labs Partnership believes that its competitive advantages include the following:

  Benefits from MDS. The Labs Partnership has the benefit of MDS's long-term relationships with physicians, hospitals and other significant clients with the expectation of continued testing referrals and current supplier arrangements. In addition, Labs LP expects to continue to benefit from the purchasing power of MDS and will continue to obtain supplies through this source.

  Technology and Operations Investment. The Labs Partnership management is committed to investing in technology to operate its business effectively and efficiently. The Central Laboratory, located in Toronto, Ontario is equipped with highly automated instrumentation. Through technology and operational efficiency, Labs LP management has improved the cost of its operating structure and is pursuing further cost reductions. In addition, management believes that it has a substantial amount of operational expertise gained through more than 30 years of providing laboratory services.

  Stable Revenue Stream. Substantially all of Labs LP's revenue will be received from the MOH, subject to both an industry and corporate cap, as discussed above. The Labs Partnership's management believes that the Labs Business will continue to generate a stable revenue stream.

C. Organizational Structure

The Company's organizational structure as of October 31, 2005 is depicted in the following diagram:

D. Property, Plants and Equipment

The Company has no material tangible fixed assets, leased properties, or encumbrances and has no plans to construct any facilities.

ITEM 4A. UNRESOLVED STAFF COMMENTS

The SEC has advised LPBP that it has reviewed the financial statements and related disclosures of Company's Form 20-F for the fiscal year ended October 31, 2004. Based on its review of this document, the SEC provided comments regarding certain accounting disclosures including inquiries regarding the Company's accounting methodology related to the basis of presentation as applied in the Company's reconciliation between Canadian generally accepted accounting principles and U.S. generally accepted accounting principles. Discussions regarding the Form 20-F for the fiscal year ended December 31, 2004 are ongoing and may result in modifications to previously filed documents. The Company will provide an update as material developments occur.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's Discussion and Analysis of Operating Results and Financial Position

This section of the Annual Report contains management's discussion and analysis of the financial performance of the company and its financial position and it should be read in conjunction with the Company's annual financial statements. Readers are cautioned that management's discussion and analysis ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations.

Company Overview

For a description of the Company, please see Item 4 - Information On The Company.

A. Operating Results

The Company's performance is based on the distributions received from its investments in Hemosol LP and Labs LP. Hemosol LP's business has not been profitable since inception and since Hemosol has filed for bankruptcy, the Company does not expect to ever receive any distributions. As such, the Company's results are dependent on the financial results and related distributions from Labs LP.

As a limited partner in Labs LP, LPBP's equity income is dependent on the Labs LP operations. While the actual acquisition of Labs LP did not take place until May 1, 2004, a discussion comparing current period operating results to prior year's operating results has been included since the Company has assumed continuity of interest with respect to Labs LP. It has also been assumed that any equity earned up to May 1, 2004 would have been received by the Company in way of distributions from Labs LP and paid out in dividends to MDS as the previous owner of the Labs Business. It should also be reiterated that such dividends are disclosed as paid for comparative purposes only and do not represent actual dividends.

The revenue of Labs LP increased 4.0% for the year ended October 31, 2005 as compared to October 31, 2004 and increased 5.3% for the year ended October 31, 2004 as compared to the year ended October 31, 2003. For 2005, increase in revenue was attributed to increase in cap funding up to March 31, 2005 and higher testing volumes in non-capped revenues. The majority of the revenue increase in 2004 was caused by the increase in the cap funding provided by the MOH. Subsequent to year-end, an agreement was reached with the Ontario government and as such, Labs LP will record a retroactive revenue adjustment in the upcoming period of approximately $3.7 million.

In the fiscal year ended October 31, 2005, net income for Labs LP increased by 4.5% as compared to the year ended October 31, 2004 and decreased 1.9% in the year ended October 31, 2004 as compared to the year ended October 31, 2003. The increase in equity earnings in 2005 was related to volume increases while at the same time effectively controlling incremental costs and capacity. The decrease in equity earnings in 2004 was caused by an increase in expenses due to inflationary pressure, investment in infrastructure and an increase in the number of diagnostics tests performed by the Labs LP.

The majority of the increase in the Labs LP accounts receivable for the fiscal year ended October 31, 2005 as compared to the year ended October 31, 2004 was largely due to the timing of receivables from the MOH.

B. Liquidity and Capital Resources

The Company's liquidity and working capital is dependent on the timing of distributions from Labs LP and when the cash is paid out in dividends to shareholders. Operating expenses are funded through the distributions received from Labs LP. Under the Arrangement, Labs LP was prohibited from making any distributions to the partners prior to November 1, 2004. In order to cover its general operating costs during this period, the Company borrowed $350,000 from MDS under the terms of a demand note payable with an interest rate of prime plus 2%. This loan was repaid on February 11, 2005.

Provided that Labs LP continues to generate income resulting in distributions to the Company, the Company will have sufficient liquidity to continue operations.

As at October 31, 2005, the Company has not entered into any contractual obligations, which will require future payments, including long-term debt. Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

C. Research and Development

Not applicable.

D. Trends

Not applicable.

E. Off Balance Sheet Arrangements

The Company has not entered into any off Balance Sheet arrangements as at October 31, 2005.

F. Contractual Obligations

There are no outstanding contractual obligations as at October 31, 2005.

G. Critical Accounting Policies

The financial statements of LPBP are prepared within a framework of generally accepted accounting policies selected by management and approved by the Board of Directors. These policies are set out in note 2 to the financial statements. Certain policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed below.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, the position held with us and the principal occupation of each of our current directors and executive officers and each person who served as a director or executive officer since the beginning of 2005.

Directors

NAME, MUNICIPALITY OF RESIDENCE, PERIOD OF SERVICE AND OFFICE HELD	PRINCIPAL OCCUPATION
Edward E. McCormack, Since 2002 Director and Chairman of the Board	Business advisor.
Mitchell J. Kostuch Since 1987 Director	President of Kostuch Publications (a publisher of business magazines) and the President of SB Capital Corporation (a venture capital investment firm).
Peter D. Winkley Since 2005 Director	Vice-President, Finance and Global Controller of MDS Inc.
J. Paul Mills Since 2005 Director	Managing Partner of the law firm Mills & Mills LLP
Wilfred G. Lewitt From 1987 - 2005 Former Director*	Former Chairman of MDS Inc. (a health and life sciences company).
Edward K. Rygiel From 1987 - 2005 Former Director*	Former Executive Chairman of MDS Capital Corp. (a health related venture capital firm) and former Executive Vice President of MDS Inc. (a health and life sciences company).
John Haag From June 2005 - September 2005 Former Director*	Business advisor

*As of April 12, 2005 Mr. Lewitt was no longer a director of the Company.

*As of June 30, 2005, Mr. Rygiel was no longer a director of the Company.

*As of September 21, 2005, Mr. Haag was no longer a director of the Company.

Executive Officers
NAME, MUNICIPALITY OF RESIDENCE, PERIOD OF SERVICE AND OFFICE HELD	PRINCIPAL OCCUPATION
John Anderson Since 2004	President, Chief Executive Officer and Chief Financial Officer

B. Compensation

Directors' Remuneration and Meeting Attendance

The Company's three independent directors are remunerated by the Company solely in their capacity as directors. Compensation for the independent directors is a combination of annual retainers and meeting fees. The directors that are related to MDS do not receive compensation for fulfilling their roles on the Board of Directors.

The following is a description of the current annual retainers and attendance fees payable to independent directors:
Annual Chair of the Board retainer	$2,000
Annual Board retainer	$8,000
Annual Committee retainer	$2,000
Each Board or committee meeting attended	$750
Each Board or committee telephone meeting under two hours	$0

During the fiscal year ended October 31, 2005, Mr. McCormack earned $18,750 in remuneration; Mr. Kostuch earned $16,000 in remuneration; and Mr. Haag earned $6,500 in remuneration. Mr. Mills did not join the Board until December of 2005.

All Board fees are paid to all directors in Canadian dollars. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

Officers' Remuneration

Compensation of Named Executive Officers of LPBP

The following Summary Compensation table provides a summary of the compensation earned by the Chief Executive Officer and the Chief Financial Officer (collectively, the "Named Executive Officers"), for services rendered in all capacities during the fiscal year ended October 31, 2005. Mr. Anderson is the current CEO and CFO of the Company. The Company has no other employees and the other individuals who act as officers of the Company are not remunerated by the Company. Mr. Hartwell was the CEO and CFO of the Company prior to May 1, 2004 when the Company completed its arrangement with MDS.

Summary Compensation

		Annual Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus	Long-Term Compensation Securities Under Granted Options	All Other Compensation
John A. Anderson, CEO & CFO[2]	2005	$101,125[4]	-	-	-
	2004[1]	$50,000	-	-	-
	2003	-	-	-	-
Lee D. Hartwell, CEO & CFO[3]	2005	-	-	-	-
	2004[1]	$77,980	-	-	$6,000
	2003	$187,815	$20,000	1,383,113	$128,400

Since the Company changed its year-end to October 31 all figures for the 2004 fiscal year are for the period January 1, 2004 to October 31, 2004 only. Annual Compensation includes salary and bonus. The value of perquisites and other personal benefits for each Named Executive Officer was less than the lesser of $50,000 and 10% of total annual salary and bonus.

Mr. Anderson became the CEO and CFO of the Company on May 1, 2004. The 2004 compensation disclosed is for the period May 1, 2004 to October 31, 2004. Mr. Anderson's annual salary was $100,000.

Mr. Hartwell was the CEO and CFO of the Company until April 30, 2004 when the Company completed its Arrangement with MDS. His compensation disclosure for fiscal 2004 is for the period January 1, 2004 to April 30, 2004. Prior years salary figures are for fiscal periods January 1 to December 31.

Mr. Anderson received a 3% increase on June 15, 2005. His annual salary is now $103,000.

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

Directors' and Officers' Liability Insurance

The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the Ontario Business Corporations Act, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company. LPBP provides insurance for the Company, MDS Laboratory Services Inc. and MDS Laboratory Services, L.P. and their directors and officers, against liability incurred by them in their capacity as directors or officers. The insurance policy provides coverage of $10,000,000. Each loss or claim is subject to a $100,000 deductible. The total annual premium for the directors' and officers' liability policy is $120,000, which is paid in full by the Company.

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

Board Membership, Independence and Alignment

At present, and as indicated earlier in this document, three of the Company's four directors, including the Board Chair, are independent, their sole relationship with the Company being as members of the Board and one as a shareholder. The Board Chair reports to the Board of Directors and to the shareholders. The Board Chair is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the goals of the Company including maximizing shareholder value. The Chair is also charged with providing appropriate oversight of the management of the ongoing business and affairs of LPBP, and fostering and supporting ethical and responsible decision-making.

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

The Audit Committee

The Board has created and delegated some of its duties to the Audit Committee. The committee has a written charter that sets out its principal duties and responsibilities, which is reviewed annually, and is comprised of independent directors. The Board has determined that all members qualify as financially literate and the Chair, Mr. McCormack, is an audit committee financial expert as currently defined under applicable regulatory standards. The Board's determination that Mr. McCormack qualifies as an audit committee financial expert does not impose greater duties, obligations, or liabilities on Mr. McCormack, nor does it affect the duties, obligations, or liabilities of other members of the Audit Committee or the Board.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by the Canadian Securities Commissions and the SEC. Only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and whom meet the additional qualifications prescribed under the applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company's Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for members of audit committees including the Sarbanes-Oxley Act of 2002. The Board has determined that three of the directors are independent under all of the requisite regulatory and statutory criteria.

Disclosure Policy

The Company has adopted a Disclosure Policy to support the principle that all LPBP shareholders should be provided with timely, accurate and balanced disclosure concerning the Company's business and affairs.

Trading in Company Securities

The Company has established an Insider Trading Policy and blackout periods that prohibit the trading of the shares of the Company by insiders of the Company, including directors and executive officers. This policy applies to all securities whether held directly or indirectly.

Policy on Loans

The Company has adopted a policy that prohibits loans to any director, officer, or employee of the Company.

D. Employees

The Company has only one employee. Mr. Anderson is the President, Chief Executive Officer and Chief Financial Officer.

E. Share Ownership

To the knowledge of the Company, as of January 31, 2006 the directors and senior officers of the Company in aggregate beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 52,694 Class A Common Shares, representing less than 0.1% of the issued and outstanding Class A shares of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of January 31, 2006 information with respect to any person who is known to the Company to beneficially own, directly or indirectly, or to exercise control or direction over more than 5% of the voting rights attached to any class of the voting securities of the Company and the total amount of voting rights attached to any class of the voting securities owned by the officers and directors as a group. The jurisdiction in which the Company is incorporated does not require disclosure by shareholders that are the beneficial owners of between 5% and 10%, hence this information is not available. On January 31, 2006 there were 94,467,973 Class A common shares outstanding and 11,134,648,627 Class B Non-Voting Shares outstanding.
		January 31, 2006 and October 31, 2005 Year End		October 31, 2004 Year End		October 31, 2003 Year End
Title of Class	Shareholder	Amount Owned	%	Amount Owned	%	Amount Owned	%

Class A Common shares	MDS Inc.	44,872,287	47.5%	44,872,287	47.5%	NA*	-
Class B Non-Voting Shares	MDS Inc.	11,134,648,627	100.0%	11,134,648,627	100.0%	-	-

* Prior to the Completion of the Arrangement on May 1, 2004, there were no Class A Common Shares or Class B Non-Voting Shares Outstanding. Prior to that time MDS Inc. owned 11,549,897 common shares and warrants of the Corporation, which represented 21.7% of the outstanding securities of that class.

As of January 31, 2006 there were approximately 51 shareholders of record of the Company having addresses in the United States, holding approximately 8,995,714 Class A common shares, or 9.5% of the Company's 94,467,973 outstanding Class A common shares. The computation of the number and percentage of common shares held in the United States is based upon the number of Class A common shares held by record holders with U.S. addresses. U.S. residents may beneficially own common shares held of record by non-U.S. residents.

B. Related Party Transactions

Material Transactions

Not Applicable

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

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

The Financial Statements required by this form are provided in Item 17, with the exception of a detailed Statement of Shareholders' Equity section. The audit report of Ernst & Young LLP ("Ernst & Young"), Chartered Accountants, is included immediately preceding the financial statements.

The following table represents a detailed Statement of Shareholders' Equity for the three years ended October 31, 2005 for each caption of the Shareholders' Equity section. This statement has been prepared on the same basis as the Company's financial statements, assuming continuity of interest accounting of MDS Laboratory Services LP, prior to May 1, 2004. For details regarding the impact of the continuity of interest method on the presentation of the historical financial information, refer to Item 4 - INFORMATION ON THE COMPANY.

Statements of Shareholders' Equity (000's)
	Shares		Shares		Shares
	A	Amount	B	Amount	C	Amount	Retained Earnings	Total Shareholders' Equity

Net Income							30,373	30,373
Deemed Earnings Distributions							(30,373)	(30,373)
Balance at October 31, 2003	0	$ -	0	$ -	0	$ -	0	0

Issuance of Common Shares, in exchange for Hemosol Inc. shares	56,146	$ 1,378	-	-	56,146	$70,672	-	1,378

Deemed to transfer Class C shares to shares in Hemosol Corp	-	-	-	-	(56,146)	(70,672)	-	-

Class A, and Class B Shares issued upon reorganization to MDS	38,322	$941	11,134,649	$ 34,677	-	-	-	$ 35,618

Net Income							36,082	$ 36,082
Deemed Earnings Distributions, prior to May 1, 2004							(16,690)	(16,690)
Balance at October 31, 2004	94,468	$ 2,319	11,134,649	$ 34,677	-	-	$ 19,392	$ 56,388

Net Income							$ 41,155	$ 41,155
Earnings Distribution							(29,590)	(29,590)
Balance at October 31, 2005	94,468	$ 2,319	11,134,649	$ 34,677	-	-	$ 30,957	$ 67,953

B. Significant Changes

Since the most recent financial statements issued January 31, 2006, the following significant changes to the financial condition of the Company occurred:

  On February 15, 2006, the Company paid a dividend of $2.95 million on the Class B Non-Voting Shares.

  On February 27, 2006, the Company received a distribution from Labs LP of $3 million. The Company used these funds to pay a dividend on March 8, 2006, of $2.95 million on the Class B Non-Voting Shares. The Company retained the balance of the funds for future operating expenses.

  On March 31, 2006, the Company received a distribution from Labs LP of $3 million. The Company used these funds to pay a dividend on April 5, 2006, of $2.75 million on the Class B Non-Voting Shares. The Company retained the balance of the funds for future operating expenses.

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

(d) borrowing money upon the credit of the Company and granting security therefore, for any purpose in the ordinary course of the Company's business;

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

Description of Share Capital

The following is a summary of the material rights, privileges, restrictions and conditions that attach to the Class A Common Shares and the Class B Non-Voting Shares. The Company no longer has any Class C Shares outstanding and no further Class B shares can be issued.

Authorized Capital

The authorized share capital of the Company consists of:

(a) an unlimited number of Class A Common Shares which, subject to the provisions of the Company's articles, will be entitled to one vote per share, provided that following the Effective Date, additional Class A Common Shares may only be issued in limited circumstances;

(b) an unlimited number of Class B Non-Voting Shares which will not be entitled to vote except as provided by law or as provided in the Company's articles; and

(c) that number of Class C Shares equal to the number of outstanding Hemosol Shares at the Effective Time of the Arrangement, which will be redeemable preferred shares with a cumulative dividend rate of 0.25% per month, provided that following the redemption of the Class C Shares, the number of authorized Class C Shares will be reduced by the number so redeemed. As stated previously, all of the Class C shares were issued and redeemed and no further Class C shares may be issued.

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

All dividends on the Class A Common Shares and the Class B Non-Voting Shares declared by the Board will be declared and paid in equal amounts per share on all Class A Common Shares and Class B Non- Voting Shares outstanding at the time without preference or distinction. Notwithstanding the above, dividends may be declared and paid on the Class B Non-Voting Shares in advance of dividends declared and paid on the Class A Shares so long as the aggregate amount per share of all dividends declared and paid on the Class A Common Shares in any fiscal year of the Company equals (without regard to the timing of payment of such dividends) the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares in such fiscal year of the Company.

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

provided that:

(c) no shares may be taken up or paid for under either of the Required Bids, unless all shares tendered to each of the Required Bids are taken up and paid for concurrently; and

(d the Offeror will issue a press release following the expiry of the Required Bids and one business day prior to the take-up of any shares tendered to the Required Bids, which press release will disclose:

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

"Cash Flow'', for any Distribution Period of LPBP, will equal the following:

(a) all cash or cash equivalents which are received by the Company in such Distribution Period, including, without limitation, any distributions received by the Company from the Partnerships; plus

(b) all cash or cash equivalents received by the Company in any prior Distribution Period to the extent not previously distributed unless such amounts have been set aside by the Board in a prior Distribution Period for distribution to the holders of the Class A Common Shares and/or the Class B Non-Voting Shares in a subsequent Distribution Period, in which case such amounts set aside shall not be included in Cash Flow; less

(c) the Cash Flow Deductions;

"Cash Flow Deductions'', for any Distribution Period of the Company, means:

(a) all costs, expenses and debts of the Company which, in the opinion of the Board, may reasonably be considered to have accrued or become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not deducted in the calculation of Cash Flow for such prior period;

(b) any tax liability of the Company in respect of, or which relates to, such Distribution Period; and

(c) any cash or cash equivalent which is received by the Company in the Distribution Period which the LPBP Board has determined to set aside for distribution to the holders of Class A Common Shares and/or Class B Non-Voting Shares in a subsequent Distribution Period;

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

Effective Date occurs;

"Offer to Acquire'' includes:

(a) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell, securities; and

(b) the receipt of an offer to sell securities, whether or not such offer to sell has been solicited, or any combination thereof, and the Person receiving an offer to sell will be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

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

C. MATERIAL CONTRACTS

On February 11, 2004, the Company entered into an Arrangement Agreement with MDS Inc., which agreement is incorporated by reference as Exhibit 4.4 to this annual report. On March 19, 2004, Hemosol Inc., MDS and an entity related to MDS filed with the Securities and Exchange Commission a Rule 13e-3 Transaction Statement on Schedule 13E-3, as subsequently amended, in respect of the Arrangement contemplated by the Arrangement Agreement, and the Circular and other documents relevant to the Arrangement were filed as exhibits thereto. On May 1, 2004, the Company completed the Arrangement, which involved a reorganization of our Blood Products Business and MDS' Ontario clinical laboratory services business. For additional details regarding the terms of the Arrangement, see Item 4.A. "History and Development of the Company---The Hemosol Inc. Arrangement."

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

This summary is based upon the provisions of the Tax Act , the Canada-United States Tax Convention (1980) ("Canada-U.S. Treaty"), and current administrative practices of the Canada Revenue Agency ("CRA"), as of the date of this Annual Report.

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

Non-resident holders of shares will also be subject to the notification and withholding provisions of s.116 of the Tax Act. Essentially, a non-resident holder must report a disposition of shares to the CRA either in anticipation of the proposed disposition or not later than ten days after the disposition takes place. In addition, the non-resident holder must make a payment on account of the ultimate tax liability, or provide acceptable security; alternatively, if the disposition is exempt from Canadian tax pursuant to the Canada-U.S. Treaty, the non-resident can claim an exemption when they report the disposition to the CRA. If the non-resident does not comply with these requirements, the purchaser of the shares is required to withhold a specified amount from the proceeds of disposition to cover any tax, which the non-resident holder may owe. NON-RESIDENT HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS UPON DISPOSING THE COMPANY'S SHARES.

Taxation of Arrangement

Effective May 1, 2004, the Company entered into the Arrangement with MDS to reorganize the Blood Products Business and MDS' Labs Business. Non-resident holders who participated in the Arrangement should refer to "Certain Canadian Income Tax Considerations" contained in the Arrangement Agreement, which is incorporated as Exhibit 4.1 to this Annual Report.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain United States federal income tax consequences of the ownership and disposition of the Company's shares that are generally applicable to a United States person that holds the shares as capital assets (a "U.S. Holder") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The following discussion does not purport to be a complete analysis of all of the potential United States federal income tax considerations that may be relevant to particular holders of the Company's shares in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, insurance companies, holders of more than 10% of a class of our stock by vote or value, regulated investment companies, common trust funds, holders subject to the alternative minimum tax tax-exempt organizations, persons liable for alternative minimum tax, persons holding the Company's shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders whose "functional currency" is not the United States dollar, and holders who are not U.S. Holders. In addition, the discussion below does not address the persons who hold an interest in a partnership or other entity that holds the company's shares tax consequences of the law of any state, locality or foreign jurisdiction or other United States federal tax consequences (e.g., estate or gift tax) other than those pertaining to the income tax. The Company has no assurance that the United States Internal Revenue Service (the "IRS") will take a similar view of the tax consequences described in this summary.

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

Taxation of the Disposition of Shares

Subject to the discussion of the Passive Foreign Investment Company ("PFIC") rules below, upon the sale, exchange or other disposition of shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in its shares, and the amount of cash plus and the fair market value of any other property received on the disposition. Any such gain or loss will be capital gain or loss if the shares are held as a capital asset, and such gain or loss will be long term gain or loss, depending on whether the shares have been held for more than one year. Long-term capital gain, in the case of non-corporate holders, is subject, in general, to lower tax rates than ordinary income.

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

Taxation of Distributions

Subject to the discussion of the PFIC rules below, in the event the company makes a distribution, a U.S. holder will be required to include in gross income as dividend income the amount of any distribution paid on the Company's shares (including any Canadian taxes withheld from the amount paid) on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. The Company has not calculated its earnings and profits under U.S. tax rules for the current year or prior years. Therefore, the Company cannot provide U.S. holders with such information at this time. However, in the event the Company makes a distribution to a U.S. Holder in the future, the Company expects that it would calculate its earnings and profits under U.S. tax rules at that time.

Distributions in excess of the Company's earnings and profits will be applied against and will reduce the U.S. holder's income tax basis in the common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of common shares. Dividends received by U.S. corporations will not qualify for the dividends received deduction available to corporations. If the Company is treated as a passive foreign investment company, as described below, it would not be considered to be a "qualified foreign corporation", and therefore distributions paid to U.S. holders would not qualify for a reduced rate of tax.

Distributions of current or accumulated earnings and profits paid in Canadian dollars to a U.S. holder will be includable in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distribution is received. A U.S. holder that receives a Canadian dollar distribution and converts the Canadian dollars into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollars against the U.S. dollar which generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

In general, unfavourable rules apply to the ownership and disposition of the shares of a PFIC.

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

In the absence of certain elections, a U.S. Holder of a PFIC will be taxed under the generally unfavourable rules described below, including loss of favourable capital gains rates and the imposition of an interest charge, that apply if the holder recognizes gain on the sale or other disposition of the PFIC stock or receives certain distributions with respect to the stock (see "The "No Election" Alternative---Taxation of Excess Distributions"). U.S. Holders may avoid most of these consequences by making a qualified electing fund election ("QEF Election") with respect to LPBP, which will have the consequences described in "The QEF Election Alternative." A U.S. Holder may also consider making an election to mark the shares to market (see "Mark to Market Election Alternative").

LPBP as a Passive Foreign Investment Company

We believe that it was likely that the Company was a PFIC for taxable years 2001 through 2003, and may also have been deemed to be a PFIC in preceding years. We do not believe the Company was a PFIC in the 2004 taxable year. We believe there is a significant likelihood that the Company will not be classified as a PFIC in the 2005 taxable year and possibly in subsequent years. As assessment of PFIC status is a fundamentally factual exercise, we will not be able to determine LPBP's status for a particular taxable year until the close of that year. Once it is determined that a corporation is a PFIC for a given taxable year, that status will generally apply to shares of that corporation held for that taxable year and all subsequent years, regardless of whether the corporation is a PFIC in such subsequent years. However, a U.S. Holder who makes the QEF Election in the year they acquire or are deemed to acquire shares of the Company is not subject to the PFIC rules in years that the corporation is not a PFIC.

Effective May 1, 2004, the Company entered the Arrangement with MDS to reorganize the Blood Products Business and MDS' Labs Business. As discussed in "Certain United States Federal Income Tax Considerations" contained in the Arrangement Agreement which in incorporated as Exhibit 4.1 to this Annual Report, the Arrangement is likely to be treated as a taxable (rather than a tax-free) distribution resulting in a potential U.S. federal income tax liability to U.S. Holders. If the Arrangement is treated as a taxable distribution from the Company, such distribution would be treated as an "excess distribution" from a PFIC. In the absence of the various elections described below, an "excess distribution" will result in adverse tax consequences to U.S. Holders. U.S. Holders who participated in the Arrangement should refer to the Arrangement Agreement and the tax consequences described therein.

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

The Company has not calculated its earnings and profits under U.S. tax rules for the year ended December 31, 2005. To the extent the Company determines that it has Positive current or accumulated earnings and profits, a U.S. Holder with a valid QEF Election with respect to the Company's shares should include in gross income (and be subject to current U.S. federal income tax on) its pro rata share of LPBP's ordinary earnings, as ordinary income and its pro rata share of LPBP's net capital gains, as long-term capital gain. . The Electing U.S. Holder's basis in the shares of the Company will be increased to reflect the Electing U.S. holder's pro rata share of the undistributed income of LPBP that was subject to current U.S. federal income tax, as described above. Conversely, the Electing U.S. Holder's basis in the shares of the Company will be reduced by the amount of such previously undistributed income of LPBP, when distributed to the Electing U.S. Holder. Upon the sale or other disposition of shares, an Electing U.S. Holder who makes a QEF Election for the first taxable year in which he owns shares will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the net amount realized on the disposition and the U.S. Holder's adjusted tax basis in the shares. Such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the U.S. Holder's holding period in the shares is more than one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. If the U.S. Holder is a United States resident (as defined in Section 865 of the Code), gains realized upon disposition of a share by such U.S. Holder generally will be U.S. source income, and disposition losses generally will be allocated to reduce U.S. source income.

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

Timely and accurate information will be made available to U.S. Holders as to our status as a PFIC at www.sedar.com, and the Company intends to comply with all applicable record-keeping, reporting and other requirements that allow U.S. Holders to elect to treat LPBP as a QEF.

The "No Election" Alternative---Taxation of Excess Distributions

If LPBP is classified as a PFIC for any year during which a U.S. Holder held shares and that holder has not made a QEF Election or a Mark to Market Election, special rules may subject that holder to increased tax liability, including loss of favourable capital gains rates and the imposition of an interest charge, upon the sale or other disposition of the shares or upon the receipt of any excess distribution (as defined below). Under these rules:

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

With respect to its direct ownership of shares, a U.S. Holder that receives a distribution with respect to its shares will avoid the unfavourable consequences applicable to excess distributions described above if the holder has made a timely Mark to Market Election in the first year of its holding period during which we are treated as a PFIC. Such distribution would instead be taxed under the rules described in the final paragraph of the above section ("---The "No Election" Alternative---Taxation of Excess Distributions"). If a U.S. Holder has held shares for one or more taxable years during which we are treated as a PFIC and does not make a timely Mark to Market Election with respect to the shares held during the first of those years, a coordination rule applies to ensure that a later Mark to Market Election does not cause the holder to avoid the interest charge on excess distributions with for amounts attributable to periods before the election.

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

  The non-U.S. holder is an individual who holds the common shares as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

The non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates.

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

F. DIVIDENDS AND PAYING AGENTS

Computershare Trust Company of Canada
100 University Avenue, 11th Floor
Toronto, Ontario M5J 2Y1 Canada
Telephone number (416) 263-9534

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

You may read and copy any document the Company files with or submit to the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 100 Fifth Street, N.E., Washington, D.C. 20549. Copies of these documents are also available at the Securities and Exchange Commissions website, http://www.sec.gov. Copies of such material may also be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

In addition, the Company is subject to the filing requirements prescribed by the securities legislation of each of the provinces in Canada. You are invited to read and copy any reports, statements or other information that the Company files with the Canadian securities commissions at their respective public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (http://www.sedar.com), which is commonly known by the acronym "SEDAR". The Canadian System for Electronic Document Analysis and Retrieval is the Canadian equivalent of the SEC's Electronic Document Gathering and Retrieval system, which is commonly known by the acronym "EDGAR".

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company holds no material financial instruments for trading purposes. Accordingly, the Company does not believe that there is any material market risk exposure with respect to derivative or other financial instruments that would require disclosure under this Item.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On April 30, 2004, the Company completed the Arrangement, which involved a reorganization of the business of the Company and a recapitalization of the capital of the Company. See Item 4.B "Information on the Company - History and Development of the Company - Recent Developments".

ITEM 15. CONTROLS AND PROCEDURES

    Based on his evaluations of our disclosure controls and procedures conducted as of the end of fiscal 2005, our Chief Financial Officer and Chief Executive Officer has concluded that, as of the date of his evaluation, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended) are effective.

    Not applicable.

    Not applicable.

    There have not been any significant changes in our internal control over financial reporting or in other factors that occurred during fiscal 2005 that has materially effected, or is reasonably likely to materially effect, the Company's internal control over financial reporting.

ITEM 16.A AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Edward E. McCormack is an audit committee financial expert serving as the chair of our Audit Committee.

ITEM 16.B CODE OF ETHICS

On August 23, 2004, the Company's Board of Directors approved a Code of Ethics for Financial Professionals that applies to the Company's Chief Executive Officer, Chief Financial Officer and finance professionals performing the functions of principal accounting officer or controller. The Code of Ethics for Financial Professionals is attached as Exhibit 16.1.

ITEM 16.C RINCIPAL ACCOUNTANT FEES AND SERVICES

  Audit Fees

  Aggregate audit fees of $64,000 for the fiscal year ended October 31, 2005 and $108,000 for the fiscal year ended October 31, 2004 were billed by the Company's principal accountant, Ernst & Young, for professional services normally provided for the audit of the Company's annual financial statements or services in connection with statutory and regulatory filing statements. The audit fee incurred in the year ended October 31, 2004 included an expense related to the audit of Labs LP.  These charges were not incurred in the current year.

  Audit Related Fees

  Nil in fees were billed for the fiscal year ended October 31, 2005, and nil in fees were billed for the fiscal year ended October 31, 2004 for assurance and related services by the Company's principal accountant, Ernst & Young, reasonably related to the performance of the audit or review of the Company's financial statements.

  Tax Fees

  Nil in fees were billed for the fiscal year ended October 31, 2005 and $47,650 in fees were billed for the fiscal year ended October 31, 2004 for professional services rendered by the Company's principal accountant, Ernst & Young, for Canadian tax compliance, tax advice, the Company's U.S. federal income tax returns and the first, second and third quarter fiscal tax provisions.

  All other fees

  Other than the fees reported under paragraphs (a) through (c) above of Item 16.C, no fees were billed in the fiscal year ended October 31, 2004 or 2005 by the Company's principal accountants.

  Audit Committee Pre-Approval

  Audit fees for the year ended October 31, 2005 were pre-approved. The Board adopted a pre-approval process that requires the pre-approval of the Audit Committee for audit fees and non-audit fees by Ernst & Young.

  Not applicable.

ITEM 16.D EXCEPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Financial Statements required by this Item are found at the end of this annual report

The Financial Statements for Labs LP are found at the end of this annual report, following the Financial Statements for LPBP.

ITEM 18. FINANCIAL STATEMENTS

The Company has responded to Item 17 in lieu of responding to this item.

ITEM 19. EXHIBITS
Exhibit Number	Description
1.1	Articles of Incorporation of the Company (Incorporated by reference to the Company's Form 20-F for the fiscal year ended October 31, 2004)
1.2	By-laws of the Company (Incorporated by reference to the Company's Form 20-F for the fiscal year ended October 31, 2004)
4.1

Arrangement Agreement, dated as of February 11, 2004, between Hemosol and MDS (incorporated herein by reference to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(I))

4.2	Hemosol LP Agreement (incorporated herein by reference to Exhibit 5 to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(I))
4.3	Labs Partnership Agreement (incorporated herein by reference to Exhibit 7 to Annex D of the Notice of Annual and Special Meeting and Management Information Circular (Exhibit (a)(3)(I))
4.4	Employment Agreement of John Anderson ((Incorporated by reference to the Company's Form 20-F for the fiscal year ended October 31, 2004)
12.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Code of Ethics For Financial Professionals (Incorporated by reference to the Company's Form 20-F for the fiscal year ended October 31, 2004)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form-20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LPBP INC.

By: /s/ John R. Anderson

Name: John R. Anderson
Title: President, Chief Executive Officer and Chief Financial Officer

Dated this 2nd day of May, 2006

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15-e) for the Company and have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on such evaluation;

c. disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to material affect, the Company's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

By: /s/ John R. Anderson

Name: John R. Anderson
Title: Chief Executive Officer and Chief Financial Officer

Dated this 2nd day of May, 2006

EXHIBIT 131

Certification of Chief Executive Officer and Chief Financial Officer

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of LPBP Inc. (the "Company") on Form 20-F for the year ended October 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), John R. Anderson, as Chief Executive Officer and Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. s. 1350, as adopted pursuant to s. 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/ John R. Anderson

Name: John R. Anderson
Title: President, Chief Executive Officer and Chief Financial Officer

Dated this 2nd day of May, 2006

This certification accompanies the Report pursuant to s. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of s.18 of the Securities Exchange Act of 1934, as amended.

Financial Statements

LPBP Inc.

October 31, 2005

Auditors' Report

To the Shareholders of
LPBP Inc.

We have audited the accompanying statements of financial position of LPBP Inc. as of October 31, 2005 and 2004, and the related statements of income, retained earnings and cash flows for each of the three years in the three-year period ended October 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at October 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2005, in conformity with Canadian generally accepted accounting principles.

Toronto, Canada February 14, 2006 (except as to note 11 which is at April 26, 2006)	Chartered Accountants

Statements of Financial Position

As at October 31

[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2005	2004
Assets
Current
Cash	$614	$179
Prepaid expenses	65	-
Current portion of future tax assets [note 6]	18,375	14,000
	19,054	14,179

Investment in Hemosol LP [notes 1 and 3]	-	5,322
Investment in MDS Laboratory Services LP [notes 1 and 4]	57,348	55,891
Future tax assets [note 6]	76,919	98,639
Total assets	$153,321	$174,031

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities [note 10]	$101	$120
Current taxes payable	200	232
Note payable [note 5]	-	306
Current portion of unrealized tax loss benefit [note 6]	16,403	12,498
Due to MDS Laboratory Services LP [note 1]	-	16,434
	16,704	29,590

Unrealized tax loss benefit [note 6]	68,664	88,053
	85,368	117,643
Shareholders' equity
Common Shares - Class A [note 7]	2,319	2,319
Common Shares - Class B [note 7]	34,677	34,677
Retained Earnings	30,957	19,392
	67,953	56,388
Total liabilities and shareholders' equity	$153,321	$174,031
See accompanying notes

On behalf of the Board of Directors:

EDWARD E. MCCORMACK Chairman of the Board and Director	MITCHELL J. KOSTUCH Director

Statements of Income
Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2005	2004	2003
Equity in earnings of investee [note 8]	$49,457	$47,309	$48,230
General and administration [note 10]	(842)	(373)	-
Writedown of Hemosol LP investment [note 3]	(5,322)	-	-

Income before income taxes and interest expense	43,293	46,936	48,230

Interest expense [notes 1 and 5]	(264)	(439)	-
Income before income taxes	43,029	46,497	48,230

Income taxes - current [note 6]	(13)	(9,625)	(17,857)
- future [note 6]	(1,861)	(790)	-
Net income	$41,155	$36,082	$30,373
Earnings per share basic and diluted [note 9]	$-	$-	$-
See accompanying notes
Statements of Retained Earnings
Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)			2005	2004	2003
Retained earnings, beginning of period			$19,392	$-	$-

Net income			41,155	36,082	30,373

Earnings distributions	-	Prior to May 1, 2004 [note 8]	-	(16,690)	(30,373)
	-	Subsequent to May 1, 2004	(29,590)	-	-
Retained earnings, end of period			$30,957	$19,392	$-

See accompanying notes

Statements of Cash Flows
Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2005	2004	2003
Operating activities
Net income	$41,155	$36,082	$30,373
Add (deduct) non-cash items:
Writedown of Hemosol LP investment [note 3]	5,322	-	-
Amortization of unrealized tax loss benefit	(15,484)	(6,571)	-
Future income tax expense	17,345	7,361	-
Notional tax provision [note 6]	-	9,525	17,857
Interest accrued on loans from affiliated parties	264	439	-
Equity earnings	(49,457)	(47,309)	(48,230)
	(855)	(473)	-
Changes in non-cash working capital balances relating to operations:
Prepaid Expenses	(65)	-	-
Current liabilities	(51)	352	-
	(971)	(121)	-

Financing and Investing activities
Distributions received from Labs LP	48,000	-	-
Increase (decrease) in note payable [note 5]	(314)	300	-
Increase (decrease) in loan from MDS Laboratory Services LP [note 1]	(16,690)	16,000	-
Acquisition of tax losses [note 1]	-	(16,000)	-
Payment of cash dividends	(29,590)	-	-
Increase in cash position during the period	435	179	-

Cash position, beginning of period	179	-	-
Cash position, end of period	$614	$179	$-

See accompanying notes
Cash income taxes paid	$192	$-	$-
Cash interest paid	$704	$-	$-

Notes to Financial Statements

[All amounts in thousands of Canadian dollars, except where noted]

  Basis of Presentation

Effective May 1, 2004, LPBP Inc. ("LPBP" or "the Company" and which was previously named Hemosol Inc.) entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and the Ontario clinical laboratories services business ("Labs LP") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario). After the Arrangement, shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity shares of the Company and 47.5% of the voting shares of the Company.

As a result of the reorganization, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP and a 99.99% limited partnership interest in Labs LP and, as a limited partner, is not active in the management of either partnership.

The Company's revenue and cash flow are dependent upon the revenue and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Laboratory Services Inc. and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. Labs LP was restricted from making distributions to the partners thereof prior to November 1, 2004. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As a result of the arrangement, the Company is expected to be able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP. The tax carryovers accumulated through the previously owned Blood Products Business have an undiscounted total value of $95 million, as at October 31, 2005 (2004 - $113 million).

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

The tax carryovers were recorded at an estimated value of $120 million and a corresponding unrealized tax loss benefit of $107 million was recorded in accordance with Emerging Issues Committee ("EIC") 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax assets and the unrealized tax loss benefit are being amortized over the period in which LPBP expects to benefit from these tax carryovers.

2. Summary of Significant Accounting Policies

The annual financial statements of LPBP have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The impact of material differences between Canadian and U.S. generally accepted accounting principles is set out in note 11. Significant accounting policies are as follows:

Investments

The Company regularly reviews its investments for impairment, and records an impairment charge if it has been determined that there has been a loss in value of the investment that is other than temporary.

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

Recently enacted changes in accounting standards

The following new accounting standards became effective and were adopted by the Company during 2005:

(i) The Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 15, "Consolidation of Variable Interest Entities" was adopted on November 1, 2004. This guideline establishes specific criteria to determine if an investee is a variable interest entity and if the equity holder should consolidate the investee. Adoption of this guideline has had no impact on the Company's results of operations and financial position.

In January 2005, the CICA issued three new Handbook sections. These new standards have been created to harmonize Canadian GAAP with U.S. GAAP. The new standards must be adopted by the Company for the fiscal period beginning November 1, 2006 at the latest.

(i) CICA Handbook Section 1530, "Comprehensive Income" establishes standards for the reporting and presentation of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income.

(ii) CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement" describes the standards for recognizing, measuring and presenting financial assets, financial liabilities and non-financial derivatives.

(iii) CICA Handbook Section 3865, "Hedges" provides guidance on when and how hedge accounting may be applied.

The Company is currently evaluating the impact of these new standards on its financial position and results of operations.

3. Investment in Hemosol LP

As described in note 1, 'Basis of Presentation', LPBP holds an approximate 7% interest in Hemosol LP. During the year, the Company determined the value of this investment was impaired and, therefore, the carrying value of the investment in Hemosol LP was written down to its estimated fair value of nil. Subsequent to year-end, Hemosol Corp. announced that it was insolvent and, as a result, Hemosol Corp. and Hemosol LP filed Notices of Intention to Make a Proposal to their creditors under the Bankruptcy and Insolvency Act (Canada). As of that date the Blood Products Business ceased operations.

4. Investment in MDS Laboratory Services LP

The equity earnings reported by LPBP for the year ended October 31, 2005 consists of LPBP's 99.99% interest in the income generated by Labs LP during the year and reflects the assumption of a continuity of interest in Labs LP's business. For comparative financial statement presentation only, it has also been assumed that all the equity earned up to May 1, 2004 would have been received as a distribution from Labs LP and paid out as distributions to MDS as the primary beneficiary of these earnings prior to May 1, 2004.

During the year, Labs LP has made distributions to the Company aggregating $48 million (2004 - nil). The Company used the funds from these distributions, in part, to repay the $16 million it owed to Labs LP plus accrued interest and to repay the note payable of $350 plus accrued interest owed to MDS. The balance of the funds from the distributions was used to fund the payment of dividends on the Class B Non-Voting shares and the operating expenses of the Company.

As described in the Information Circular dated March 10, 2004, dividends may be declared and paid on the Class B Non-Voting shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares relating to such fiscal year. After the fiscal year end, the Company declared and paid a dividend of $251 on the Class A common shares.

The Company expects to continue receiving distributions at the end of each month from Labs LP and will pay out dividends to the Class B Non-Voting shares at the beginning of the following month, after retaining enough funds for working capital purposes.

Since November 1, 2004, the Company has paid dividends totaling $36,290 on Class B shares, including $5,850 paid subsequent to October 31, 2005. The amount of future dividends is dependent on the income of Labs LP and cannot be estimated at this time.

5. Note Payable

In 2005, the Company increased the amount borrowed from MDS by $50 to $350 to cover general operating expenses. This amended note payable had the same terms as the original, including an interest rate of prime plus 2%. The note was repaid in full once distributions were received from Labs LP.

6. Income Taxes

As described in note 1, LPBP gained access to unclaimed tax deductions and income tax credits through its transaction with Hemosol Corp. LPBP has accounted for this transaction in accordance with EIC 110. Effective May 1, 2004, a future tax asset in the amount of $120 million and an unrealized tax loss benefit in the amount of $107 million was established. The future tax asset is recognized based on the effective tax rate existing during the period. The unrealized tax loss benefit is amortized based on the ratio of income tax expense in proportion to the net reduction in the future tax asset arising from the transaction.

Notional income taxes have been calculated at statutory rates for periods prior to May 1, 2004. These are the income taxes that would have been payable by MDS as beneficiary of the Labs LP earnings. These estimated income taxes have been classified as current tax expense.

(a) Provision

The Company's effective tax rate has the following components:
	2005	2004	2003
	%	%	%
Combined Canadian federal and provincial tax rate	36.1	36.2	37.0
Increase (decrease) in tax rate as a result of:
Amortization of unrealized tax loss benefit	(36.0)	(14.1)	-
Writedown of Hemosol LP investment	4.5	-	-
Equity earnings	(0.3)	-	-
Federal capital taxes and other	0.1	0.3	-
Effective income tax rate	4.4	22.4	37.0

(b) Future tax assets

Future tax assets consist of the following temporary differences:
	2005	2004
Future tax assets
Tax benefit of loss carryforwards	$90,820	$97,956
Investment tax credits, net of tax	7,590	17,799
Future tax assets before valuation allowance	98,410	115,755
Valuation allowance	(3,116)	(3,116)
Total future tax assets	95,294	112,639
Less: current portion of future tax assets	18,375	14,000
Future tax assets	$76,919	$98,639

(c) Tax carryovers

At October 31, 2005, the Company has accumulated tax losses for federal and provincial purposes, and investment tax credits relating to research and development. The losses and tax credits can be utilized to reduce Canadian income taxes in future years. Tax losses that relate to eligible research and development carryforward indefinitely. Tax losses and tax credits expire as follows:
	Federal Losses	Provincial Losses	Investment Tax Credits
2006	$3,694	$-	$-
2007	-	-	-
2008	9,353	-	-
2009	1,000	-	-
2010	7,535	-	2,116
2011	40,498	-	4,053
2012	-	-	7,580
2013	-	-	4,400
2014	-	-	616
2015	-	-	-
Indefinite carryover	208,587	220,708	-
	$270,667	$220,708	$18,765

7. Share Capital

Authorized

Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004 (see note 1).

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	Amount
Shares Issued - Class A	94,468	$2,319
Shares Issued - Class B	11,134,649	34,677
Closing Balance - October 31, 2005	11,229,117	$36,996

All the shares were issued on May 1, 2004 (see note 1).

Net Investment by MDS Inc.

The following is the continuity in the net investment by MDS for the period from November 1, 2002 to May 1, 2004:

Balance as at November 1, 2002 and October 31, 2003	$34,796

Recognition of future tax asset	120,000
Recognition of unrealized tax loss benefit	(107,122)
Investment in Hemosol LP	5,322
Issuance of Class A Shares in LPBP	(2,319)
Issuance of Class B Shares in LPBP	(34,677)
Redemption of Class C Shares in LPBP	(16,000)
Balance as at May 1, 2004	$-

8. Equity Earnings

The equity earnings reported by LPBP for the year ended October 31, 2005 consists of LPBP's 99.99% interest in the income generated by Labs LP and reflects the assumption of a continuity of interest in Labs LP's business. For comparative financial statement presentation only, it has also been assumed that all the equity earned up to May 1, 2004 would have been received as distributions from Labs LP and paid out as distributions to MDS as the primary beneficiary of these earnings prior to May 1, 2004. The equity earnings reported on the Statements of Income comprises:
Equity in earnings for the period November 1, 2003 - April 30, 2004	$26,214
Equity in earnings for the period May 1, 2004 - October 31, 2004	$21,095
$47,309

The following summary financial information relating to Labs LP is derived from the financial records of MDS that were used to prepare the audited consolidated statements of financial position of MDS as at October 31, 2005 and 2004 and the audited consolidated financial statements of income for the fiscal years ended October 31, 2005, 2004 and 2003.

Prior to May 1, 2004, the business of Labs LP operated as a branch within a division of MDS Inc. and, as such, separate financial statements have not been historically required or prepared for the business of Labs LP.

The following summary financial information reflects the revenues and net income attributable to Labs LP for the fiscal year of MDS ended October 31, 2005 and for MDS's six-month fiscal period from May 1, 2004 to October 31, 2004. The financial information for the period prior to May 1, 2004 reflects an estimate of the revenues and net income attributable to Labs LP, calculated as if Labs LP existed during this period. The material assumptions made in the preparation of this financial information are as follows:

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
	Year ended October 31
	2005	2004	2003
Revenue	$219,987	$211,456	$200,794
Net income	$49,462	$47,314	$48,235

LPBP's 99.99% share of net income for the three years ending October 31, 2005, 2004 and 2003 is $49,457, $47,309 and $48,230, respectively.

The financial position information has been summarized from the records of Labs LP as at October 31, 2005 and 2004, and presented in the following table:

	2005	2004
Cash	$4,880	$2,949
Accounts receivable	25,738	17,376
Inventories	2,453	2,239
Other current assets	3,294	992
Loan receivable from LPBP	-	16,433

Capital assets	11,200	10,626
Long-term investment	2,532	2,532
Goodwill	20,904	20,904
Other intangible assets	1,005	-

Total Assets	$72,006	$74,051

Total Liabilities	$14,746	$18,239

Total Partners' Capital	$57,260	$55,812

9. Earnings per Share

The financial statements have been prepared on a continuity of interest basis with respect to Labs LP. LPBP's capital structure at May 1, 2004 has assumed to be the capital structure for all preceding periods and therefore the weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for each of the years in the three-year period ended October 31, 2005 is less than one half of one cent.

10. Related Party Transactions

The transactions with MDS Inc. and affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

	Year Ended October 31, 2005	Year Ended October 31, 2004
Transactions

General and administration	$77	$27
Interest expense	$264	$439

As at October 31	2005	2004
Balances
Accounts payable and accrued liabilities
MDS Inc. and affiliates	$24	$27

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

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain material respects from those applicable in the United States ("US GAAP"). The material differences, and the effects on the financial statements of the Company, are identified in the reconciliation below:
Years ended October 31
[Thousands of Canadian dollars]	2005	2004	2003
Net income under Canadian GAAP	$40,784	$36,082	$30,373
Adjustments:
Equity losses of Hemosol LP (i)	(1,682)	(821)	-
Impairment of long-term investment (ii)	2,503
Net income and comprehensive income under US GAAP	$41,605	$35,261	$30,373

Earnings per share under US GAAP:
Basic and diluted.	$-	-	-

(i) Under Canadian GAAP, any investment which is not controlled or in which the Company does not have significant interest is accounted for at cost. However, U.S. GAAP requires the use of the equity method to account for certain investments, including equity interests greater than five percent in partnerships. Therefore under US GAAP, the Company is required to include its 7% interest in Hemosol LP's net earnings/loss for the period reported. The offset to the change in the Company's earnings under U.S. GAAP is a reduction of $1,682 (2004 - $821) to the investment in Hemosol L.P. on the statement of financial position, for U.S. GAAP purposes.

(ii) Adjustment to reflect the write-off of the lower carrying value of Hemosol LP under U.S. GAAP, due to equity loss adjustments recorded previously.

Financial Statements

MDS Laboratory Services, L.P.

October 31, 2005

Auditors' Report

To the Partners of

MDS Laboratory Services, L.P.

We have audited the statements of financial position of MDS Laboratory Services, L.P. as at October 31, 2005 and 2004, and the statements of income, partners' capital and cash flows for the year ended October 31, 2005 and the six months ended October 31, 2004. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Partnership as at October 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended October 31, 2005 and the six months ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada December 14, 2005	Chartered Accountants

MDS Laboratory Services, L.P.

Statements of Financial Position

As at October 31 (thousands of Canadian dollars)	2005	2004

ASSETS
Current
Cash	$4,880	$2,949
Accounts receivable	25,346	17,510
Inventories	2,453	2,239
Due from Partner (notes 2 & 13)	-	16,433
Due from affiliates (note 13)	2,886	535
Prepaid expenses	408	457
	35,973	40,123
Capital assets (note 4)	11,200	10,626
Long-term investment (note 5)	2,532	2,532
Goodwill	20,904	20,904
Other intangible assets (note 6)	1,005	-
	$71,614	74,185
LIABILITIES AND PARTNERS' CAPITAL
Current
Accounts payable and accrued liabilities	$7,739	7,236
Due to affiliates (note 13)	3,992	9,143
Current portion of long-term debt (note 7)	639	340
	12,370	16,719
Long-term debt (note 7)	2,376	1,520
	14,746	18,239
(Commitments and contingencies - notes 7 and 10)
Partners' capital
MDS Laboratory Services Inc.	57	52
LPBP Inc.	56,811	55,894
	56,868	55,946
	$71,614	74,185

See accompanying notes

On behalf of the General Partner, MDS Laboratory Services Inc.

MDS Laboratory Services, L.P.

Statements of Income

(thousands of Canadian dollars)	Year Ended October 31, 2005	Six Months Ended October 31, 2004

Revenues (note 13)	$219,987	$104,545
Cost of revenues (note 13)	(143,025)	(72,692)
Selling, general and administration	(20,516)	(9,817)
Restructuring (note 8)	(5,444)	-
Depreciation and amortization	(3,266)	(1,547)
Equity earnings (note 5)	429	175
Operating income	48,165	20,664
Interest income (note 13)	757	433
Net income	$48,922	$21,097

Allocated to:
MDS Laboratory Services Inc.	$5	$2
LPBP Inc.	48,917	21,095
	$48,922	$21,097

See accompanying notes

MDS Laboratory Services, L.P.

Statements of Partners' Capital
	MDS Laboratory Services Inc.	LPBP Inc.	Total

Initial contribution, May 1, 2004	$50	$34,799	$34,849
Net income for the period	2	21,095	21,097
Partners' capital, October 31, 2004	$52	$55,894	$55,946
Net income for the year	5	48,917	48,922
Distributions for the year	-	(48,000)	(48,000)
Partners' capital, October 31, 2005	$57	$56,811	$56,868

See accompanying notes

MDS Laboratory Services, L.P.

Statements of Cash Flows

(thousands of Canadian dollars)	Year Ended October 31, 2005	Six Months Ended October 31, 2004

Operating activities
Net income	$48,922	$21,097
Items not affecting current cash flow (note 9)	2,080	2,799
	51,002	23,896
Changes in non-cash working capital balances relating to operations (note 9)	(14,500)	(1,780)
	36,502	22,116
Investing activities
Purchase of capital assets	(2,345)	(3,098)
Purchase of goodwill and other intangible assets (note 6)	(1,005)	-
Loan to LPBP Inc. (note 13)	-	(16,000)
Increase in long-term investment	-	(160)
Repayment of loan by LPBP Inc. (note 13)	16,690	-
Distributions received from investee	429	-
	13,768	(19,258)
Financing activities
Loan from affiliate	-	16,000
Loan from affiliate repaid	-	(16,000)
Distributions to LPBP Inc.	(48,000)	-
Repayment of long-term debt	(340)	-
	(48,340)	-
Increase in cash position during the period	1,931	2,858
Cash position, beginning of period	2,949	91
Cash position, end of period	$4,880	$2,949

See accompanying notes

MDS Laboratory Services, L.P.

Notes to The Financial Statements

(All amounts are in thousands of Canadian dollars except where noted)

1. The Partnership

These financial statements consist of only the assets and liabilities of MDS Laboratory Services, L.P. (the "Partnership" or "Labs LP") and do not include any other assets or liabilities, including income taxes of the individual partners, MDS Laboratory Services Inc. ("MDS Labs") or LPBP Inc.

Management has prepared the financial statements in accordance with Canadian generally accepted accounting principles. The Partnership, which operates in only one business segment, is principally involved in providing clinical laboratory testing to individuals and institutions that provide health care services to consumers.

2. Partnership Formation

Labs LP was formed on May 1, 2004 by MDS Inc. as a limited partnership. The general partner of Labs LP is MDS Labs, which received a 0.01% general partnership interest in Labs LP for a cash contribution of $50. Immediately following the creation of the Partnership, MDS Inc. transferred the net assets and operations that formed the majority of MDS Inc.'s Ontario laboratory business into Labs LP in exchange for a 99.99% limited partnership interest.

The following assets were transferred to the Partnership, on formation, at their carrying values:
Cash	$91
Inventories	2,195
Prepaid expenses	387
Capital assets	9,075
Long-term investment	2,197
Goodwill	20,904
Total	$34,849

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

The term of the Partnership is a minimum period of 15 years, unless Labs LP is dissolved due to the removal or resignation of MDS Labs as general partner with no appointment of a replacement general partner, the bankruptcy of or similar events in respect of the Partnership, or the unanimous agreement of the partners. Following the minimum period of 15 years, the limited partners may dissolve the Partnership at any time by resolution passed by limited partners holding more than two-thirds of the limited partner units of Labs LP.

3. Accounting Policies

Use of estimates

The financial statements have been prepared in conformity with Canadian generally accepted accounting principles and required management to make estimates and assumptions that affect the reported values of assets, liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Significant accounting policies are as follows:

Inventories

Inventories comprise clinical testing supplies and are valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.

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

Equipment 10% - 33%

Furniture and fixtures 10% - 33%

Computer systems 20% - 33%

Leaseholds Term of the lease plus renewal periods, if applicable, to a maximum of 20 years.

Long-term investment

This investment is accounted for by the equity method.

The Partnership regularly reviews this investment for impairment, and records an impairment charge if it is determined that there has been a loss in value of the investment that is an other than a temporary decline.

Goodwill and Other Intangible Assets

Goodwill arises on business acquisitions and comprises the amount paid in excess of the fair value of net identifiable assets acquired. Other intangible assets consist of purchased identifiable assets and have an indefinite life.

Goodwill and other intangible assets are not amortized but are subject to an impairment review at least annually to determine if impairment exists. This assessment is based on the estimated fair value of the business to which the goodwill and intangible assets relate.

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

4. Capital Assets
		2005		2004
	Cost	Accumulated Depreciation and Amortization	Cost	Accumulated Depreciation and Amortization

Equipment	$19,491	$14,032	$39,838	$35,215
Furniture and fixtures	4,880	3,432	10,068	8,067
Computer systems	4,396	3,302	10,992	10,478
Leaseholds	6,909	3,745	22,414	18,926
Construction in Progress	35	-	-	-
	$35,711	$24,511	$83,312	$72,686
Accumulated depreciation and amortization	(24,511)		(72,686)
Net book value	$11,200		$10,626

In the current year, the Partnership acquired diagnostic equipment under capital lease at a cost of $1,495 (see note 7). The accumulated depreciation associated with this equipment was $25.

5. Long-term Investment

Operating income includes $429 (six months ended October 31, 2004 - $175) as the Partnership's share of earnings of a significantly influenced partnership. The Partnership's share of earnings of this investee was received as a cash distribution from the investee during the year.

6. Other Intangible Assets

In the current year, the Partnership acquired a medical laboratory business at a cost of $1,005. The acquisition was accounted for using the purchase method. The cost of the acquisition has been assigned to indefinite life intangible assets.

7. Long-term Debt
	Maturity	2005	2004

Long-term debt	2010	$3,015	$1,860
Current portion		(639)	(340)
		$2,376	$1,520

During the year, the Partnership entered into a five-year capital lease for diagnostic equipment, which is included in long-term debt above. The repayment terms are based on the volume of reportable results generated over the period of the lease. The expected annual repayment amounts are outlined in the chart below although the amounts may vary depending on the actual volume of tests conducted.

In 2004, Labs LP agreed to pay $2,510 to buy out the income sharing entitlement of a former joint venture partner in an Ontario laboratory location. Of this amount, $650 was paid on closing and the remainder has been recorded as a non-interest bearing note payable. In the current year, $340 was repaid with respect to this note payable.

Principal repayments of the capital lease obligation and total long-term debt are required as follows:
	Capital Lease	Other Long-term Debt	Total
2006	$299	$340	$639
2007	292	340	632
2008	299	370	669
2009	306	240	546
2010	299	230	529
Thereafter	-		-
	$1,495	$1,520	$3,015

8. Restructuring

As required by the Laboratory Management Agreement (see note 13), the General Partner provides support services to the Partnership. In the current year, the general partner reduced its management, administrative and operations workforce associated with the Labs LP business and as a result, the Partnership has recorded a restructuring charge of $5,444 representing its share of these costs. As at October 31, 2005 there is a remaining provision of $453 included in accounts payable and accrued liabilities, which will be utilized during 2006.

9. Cash Flow

Adjustments to reconcile net income to cash provided by operating activities include:

Non-cash items affecting net income:
	Year Ended October 31, 2005	Six Months Ended October 31, 2004

Depreciation and amortization	$3,266	$1,547
Non-cash buy-out of joint venture partner	-	1,860
Equity earnings (note 5)	(429)	(175)
Interest income accrued	(500)	-
Interest accrued on loan to partner (note 13)	(257)	(433)
	$2,080	$2,799

Changes in non-cash working capital balances:
	Year Ended October 31, 2005	Six Months Ended October 31, 2004

Accounts receivable	$(7,336)	$(17,510)
Inventories	(214)	(44)
Accounts payable and accrued liabilities	503	7,236
Due to affiliates	(5,151)	9,143
Due from affiliates	(2,351)	(535)
Prepaid expenses	49	(70)
	$(14,500)	$(1,780)

Capital asset additions disclosed on the statements of cash flows for 2005 exclude $1,495 of capital lease additions (2004 - nil).

10. Commitments and Contingencies

As at October 31, 2005, the Partnership is obligated under leases for premises to make minimum payments as follows:
Operating leases
2006	$8,084
2007	6,565
2008	5,255
2009	4,472
2010	3,500
Thereafter	10,554
$38,430

Rental expense under premises and equipment leases for the year ended October 31, 2005 was $10,656, and for the six months ended October 31, 2004 was $4,410.

11. Credit Risk and Fair Value

The Partnership is exposed, in its normal course of business, to credit risk from its customers. A significant portion of the outstanding accounts receivable at October 31, 2005 is due from the Ontario health authorities.

Accounts receivable and accounts payable and accrued liabilities have short periods to maturity and the carrying values contained in the statements of financial position approximate their estimated undiscounted fair value.

12. Economic Dependence

For the year ended October 31, 2005, revenue from the Ontario health authorities accounted for 85% (six months ended October 31, 2004 - 86%) of the Partnership's total revenue.

13. Related Party Transactions

On the formation of the Partnership, Labs LP entered into the Laboratory Management Agreement with MDS Inc. with the intent that MDS Inc. will provide support services to Labs LP, including information technology services, financial services, purchasing and/or procurement services, human resources services, communications services, real estate services, regulatory compliance services and government relations services. Labs LP will pay to MDS Inc. an annual management fee, payable monthly in advance, equal to MDS Inc.'s reasonable cost of providing the support services. In addition, Labs LP will reimburse MDS Inc. for all reasonable out-of-pocket expenses incurred in providing the support services.

Additionally, on formation, MDS Inc. lent $16 million to Labs LP, which, in turn, lent the money to LPBP Inc. The loan from MDS Inc. to Labs LP was non-interest bearing and due on May 31, 2005. The Partnership repaid the loan prior to October 31, 2004. LPBP Inc. repaid the loan and accrued interest during 2005.

The transactions with MDS Inc. and affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

	Year Ended October 31, 2005	Six Months Ended October 31, 2004
Transactions
Revenue	$6,104	$1,941
Cost of Revenue	$80,088	$-
Selling, general and administration	$15,597	$47,989
Restructuring	$5,444	$-
Interest income	$257	$433

As at October 31	2005	2004
Balances
Accounts receivable
MDS Inc. and affiliates	$2,886	$535
LPBP Inc.	$-	$16,433
Accounts payable
MDS Inc. and affiliates	$3,992	$9,143

14. Subsequent Events

Subsequent to October 31, 2005, the Partnership has distributed $3 million to its limited partner, LPBP Inc.